As filed with the Securities and Exchange Commission on November 20, 2019.

Registration No. 333-234719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XP Inc.

(Exact Name of Registrant as Specified in its Charter)

The Cayman Islands	6211	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Av. Chedid Jafet, 75, Torre Sul, 30th floor,

Vila Olímpia – São Paulo

Brazil 04551-065

+55 (11) 3075-0429

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

XP Investments US, LLC 55 West 46th Street, 30th floor

New York, NY 10036 (646) 664-0501

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Manuel Garciadiaz Byron B. Rooney Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	J. Mathias von Bernuth Ryan Dzierniejko Filipe Areno Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common shares, par value US$ per share(4)	US$100,000,000	US$12,980

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes Class A common shares to be sold by us and the selling shareholders.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and previously paid.
(4)	Include Class A common shares to be sold upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting (Conflicts of Interest).”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                      , 2019

PRELIMINARY PROSPECTUS

Class A Common Shares

XP Inc.

(incorporated in the Cayman Islands)

This is an initial public offering of the Class A common shares, US$        par value per share of XP Inc., or XP. XP is offering             of the Class A common shares to be sold in this offering. The selling shareholders identified in this prospectus are offering an additional              Class A common shares. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders. Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$        and US$        . We have applied to list our Class A common shares on the Nasdaq Global Select Market, or Nasdaq, under the symbol “XP.”

Following this offering, our existing shareholders, XP Controle Participações S.A., or XP Controle, ITB Holding Brasil Participações Ltda., or Itaú, General Atlantic (XP) Bermuda, L.P., or GA Bermuda, and DYNA III Fundo de Investimento em Participações, or DYNA III, will beneficially own    % of our outstanding share capital, assuming no exercise of the underwriters’ option to purchase additional shares referred to below. The shares held by DYNA III are Class A common shares. The shares held by XP Controle are Class B common shares and the shares held by Itaú and GA Bermuda are Class A and B common shares, such Class B common shares carry rights that are identical to the Class A common shares being sold in this offering, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that there is an increase in our share capital and additional common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded. For further information, see “Description of Share Capital” and “Management—Shareholders’ Agreement.” As a result, XP Controle will control approximately    % of the voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 23 of this prospectus.

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us(1)	US$	US$
Proceeds, before expenses, to the selling shareholders(1)	US$	US$

(1)	See “Underwriting (Conflicts of Interest)” for a description of all compensation payable to the underwriters.

The selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                  additional Class A common shares at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about             , 2019.

Global Coordinators

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley	XP Investments	Itaú BBA

Joint Bookrunners

BofA Securities	Citigroup	Credit Suisse	UBS Investment Bank

The date of this prospectus is                 , 2019.

XP inc.

XP AT A GLANCE

1.5+ Million Customers	**3** Proprietary Brands XP • Rico • Clear	**600+** Investment Products
5,900 IFAS	**71** NPS	**13x** LTV / CAC
R$ **350b** AUC	R$ **3.7b** YTD Revenue	R$ **699m** YTD Net Income

XP inc.

Data as of September 30, 2019

RESUMO
CARTEIRA
EVOLUÇÃO
R$ 124.000,98
+ 8,04%
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We and the selling shareholders have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the selling shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholders and the underwriters have not authorized any other person to provide you with different or additional information. Neither we, the selling shareholders nor the underwriters are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

i

For investors outside the United States: Neither we, the selling shareholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “XP” or the “Company,” the “Issuer,” “we,” “our,” “ours,” “us” or similar terms refer to XP Inc., together with its subsidiaries, following the contribution of XP Brazil (as defined below) shares to us.

All references to “XP Brazil” refer to XP Investimentos S.A., our Brazilian principal non-operating holding company whose consolidated financial statements are included elsewhere in this prospectus.

GLOSSARY OF TERMS

The following is a glossary of certain industry and other defined terms used in this prospectus:

“active clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“ANBIMA” means the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).

“AUC” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others.

“AUM” is the market value of retail client assets invested in mutual and pension funds managed by XP Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as assets from high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory Gestão Recursos Ltda.

“Brazil” means the Federative Republic of Brazil.

“Brazilian government” means the federal government of Brazil.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo Stock Exchange.

“CAC” means customer acquisition cost, which we calculate by dividing all the costs spent on acquiring more clients by the number of clients acquired in the period the money was spent.

“CDI Rate” means the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight rates in Brazil.

“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

“IFAs” means Independent Financial Agents (Agente Autônomo de Investimento) subject to CVM Instruction No. 497.

“Itaú Transaction” means the transaction with Itaú Unibanco S.A. which was consummated in August 2018 and pursuant to which Itaú Unibanco S.A. acquired 49.9% of the share capital of XP Brazil.

“LTV” means the lifetime value of our retail clients, which is the present value of the projected gross margin that a marginal new client would generate over a certain period of time. We calculate LTV based on the following key assumptions: (1) 14.2% per annum as the discount rate; (2) a 10 year fixed projection period; and (3) the average churn observed in the last 12 months’ monthly cohorts of clients.

“net new money” means, during a given period, the sum of (1) the total cash sent by clients to XP; (2) total assets transferred by clients from other platforms to XP, net of (3) cash withdrawals by clients from XP; and (4) assets transferred by clients from XP to other platforms.

“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

“SELIC rate” means the Brazilian base interest rate (Sistema Especial de Liquidação e Custódia).

“Shareholders’ Agreement” means the shareholders’ agreement to be entered into among XP Controle, GA Bermuda, Itaú, Itaú Unibanco S.A., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil.

“share of wallet” means the AUC of a given client at XP, divided by the declared net worth of such client invested in financial products and services (shown as a percentage).

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Our Mission

Our mission is to transform the financial markets in Brazil to improve the lives of people in our country, which is the 6th largest economy in the world with over 200 million people and a Gross Domestic Product, or GDP, of nearly US$2 trillion. We believe the financial services industry in Brazil is generally inefficient, expensive by international standards and provides poor client experiences, because it is dominated by five traditional financial institutions with US$1.5 trillion in assets. We believe this concentration has enabled the incumbents to secure a large profit pool and restrict the market in Brazil by: (1) providing a more narrow selection of financial products than typically found in larger markets, such as the United States and Europe; (2) promoting inefficient financial products; (3) charging relatively high fees with low yields since the clients are captive and the products made available are often limited only to those created and controlled by each bank; and (4) providing poor customer service due to a low prioritization of the client experience, limited market competition, and a lack of alternative choices available to consumers. We are dedicated to disrupting this market and improving people’s lives by providing them with access to more financial products and services through multiple channels, at lower fees, with a strong emphasis on financial education and high-quality services delivered through a highly differentiated client-centric approach and innovative technology solutions.

Introduction to XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that accounted for 1.5 million active clients and R$125 billion in net in-flows of new money year-to-date as of September 2019, up 101% year-over-year and 148% year-over-year, respectively. We believe we are:

•	#1 Ranked Financial Investment Brand in Brazil – with an NPS of 71 as of September 2019, the highest score in our market based on company filings according to a third party analyst research report;

•

#1 Independent Financial Investment Platform in Brazil – with 3% market share of the R$7.9 trillion market for total AUC as of December 31, 2018, according to a report by Oliver Wyman commissioned by us;

•	#1 Independent Digital Platform for Investors in Brazil – with three digital portals XP, Rico™ and Clear™ serving clients directly;

•	#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 5,900 IFAs who on-board new clients onto the XP Platform;

•

#1 Financial Media Portal in Latin America – with approximately 9 million monthly unique visitors to our Infomoney™ website as of September 30, 2019. Approximately 77% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similarweb; and

•

#1 Financial Services Event in Latin America – with over 30,000 attendees at our annual EXPERT conference held in July 2019, which we believe ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third party data.

Our Founding & Evolution

We were founded in 2001 as a small, independent financial advisor partnership dedicated to improving the lives of people in our country. In order to build our business from the ground up, while competing against the incumbent traditional banks, we dedicated ourselves to the search for new ways to compete and to leverage next-generation technologies that enable us to differentiate ourselves and provide the operating efficiencies to scale. Over the years, we have been able to consistently innovate, develop our technology solutions, and evolve our proprietary business model in several integrated phases that have complemented each other and compounded our capabilities. We believe this evolution has enabled us to instill trust in the XP brand and begin a revolution in the way financial services are sold in Brazil. These integrated evolutionary phases include (1) providing financial education and empowerment; (2) democratizing access to financial products and services; (3) scaling of our ecosystem of users, distribution and media content; (4) diversification and enhancement of our direct digital channels and brands; and (5) empowerment of the client journey.

The Revolutionary XP Model

Our revolutionary XP Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners, and it has begun to change the way investment services are accessed and sold in Brazil. Our differentiated approach incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly customized and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably. The key components of our model include:

•

A Mission-Driven Culture – our culture remains central to XP and we remain vigilant in preserving and nurturing it, so that it can continue to guide our firm by promoting (1) a strong collaborative environment within our company; (2) a clear focus on our mission to improve people’s lives by empowering them as investors; (3) a zero-fee pricing philosophy wherever possible; (4) a strong, long-term client-centric focus which we prioritize ahead of maximizing short-term gains; and (5) an energetic entrepreneurial spirit with a commitment to innovation and the continuous pursuit of improvement.

•

A Self-Reinforcing Ecosystem – we have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, continuously reinforce each other and help promote XP’s products and services as they grow. These include:

•

User Base of Clients – which includes our: (1) over 1.5 million retail clients who buy and sell the financial products on our platform; and (2) over 400 institutional and corporate issuer clients (out of which over 200 are located in Brazil and over 200 are located outside Brazil), such as fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform.

•

Omni-Channel Distribution Network – which enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes: (1) XP Direct our fast-growing full-service offering for mass-affluent clients; (2) Rico our online-only solution for self-directed investors; (3) Clear our digital portal and electronic trading platform for retail active traders; and (4) our efficient distribution network of independent financial advisors.

•

Proprietary Media & Digital Content – which helps us democratize access to financial content in Brazil, empower Brazilians on how to make investment decisions more independently, and attract, retain and monetize clients. This lead-generation ecosystem of platforms includes: (1) Infomoney the largest investment portal in Latin America; (2) XP Educação™ a leading online financial education portal in Brazil; (3) XP Research a digital platform with over 500,000 monthly unique visitors; (4) EXPERT™ the largest investment event in Latin America; (5) our Digital Influencers program, with over 3 million followers on social media; and (6) Leadr™ an investment-focused social media network with over 465,000 downloads and over 150,000 monthly active users.

•

A Superior Product and Services Platform – we primarily provide our clients with two types of offerings, our financial advisory services and our open financial product platform. We have developed both of these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of the traditional banks. These include:

•

Suite of XP Advisory Services – which are comprised of several services, such as (1) XP Investimentos™ for our retail clients in Brazil; (2) XP Private™ for our high-net-worth clients; (3) XP Investments® for our international clients; and (4) XP Issuer Services, for our corporate and institutional clients.

•

Open Product Platform – which is our open product platform that provides our clients with the broadest access to over 600 investment products in the market without the protectionist barriers, conflicts and closed-loop restrictions of the traditional banks. These include investment products from XP, our partners and our competitors, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others.

•	VIP Customer Service – which is our premier customer service program and support organization, designed to provide our clients and partners with the highest quality client service.

•

A Differentiated, Advanced Technology Platform – we have developed a powerful, integrated suite of proprietary technology assets, technology applications, and technology development resources that enable us to differentiate XP in the market, manage all of our solutions, conduct all of our activities and operate with low-cost advantages and efficiencies. These include:

•

XP Genius – which is our powerful, integrated, cloud-based technology platform built with a modular architecture that efficiently leverages a range of micro-services to help (1) connect our various portals, systems, technologies and environments; (2) power our solutions and applications across our organization; (3) manage our large, valuable and rapidly growing pools of proprietary data; (4) conduct our big data analytics and artificial intelligence initiatives; (5) provide us with proprietary information and market insights; and (6) extend our reach and capabilities into new areas.

•

XP Innovation Teams – which is a dedicated innovation development program, comprised of approximately 500 people, who develop and support our solutions by using agile software development methods and leveraging the significant technology and data assets in our company.

•

XP Technology Apps – which is an advanced suite of cloud-based and mobile technology applications, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, and data queries.

Our Operations

We operate an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. We leverage the XP Model to serve a diverse group of retail and institutional clients in local and international markets, with offices in Brazil, New York, Miami, London and Geneva. We generate our revenues primarily by (1) providing our existing clients with a growing range of financial products and services in which to invest their existing AUC already on our platform; (2) attracting additional money onto our platform from existing investors to grow our total AUC; and (3) attracting new clients and money inflows onto our platform across a variety of channels to increase our total AUC. We generate a significant amount of our revenues from existing clients and AUC, which is recurring and predictable in nature.

Depending on the mix of products and services, we generate numerous forms of income from our AUC, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories such as retail, institutional, issuer services, digital content and other. As a result of our business model and market position, we benefit from high visibility in most of our revenues and from a low correlation to macro-economic conditions. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2018 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 92% during the same period.

In 2018, we reported R$202 billion in AUC, R$3.2 billion in gross revenue, R$3.0 billion in net revenue, R$465.3 million in net income, and R$491 million in Adjusted Net Income, a year-over-year increase of 60%, 56%, 55%, 10% and 15%, respectively, versus 2017. In the nine months ended September 30, 2019, we reported R$350 billion in AUC, R$3.7 billion in gross revenue, R$3.4 billion in net revenue, R$699 million in net income and R$657 million in Adjusted Net Income, an increase of 93%, 64%, 66%, 99% and 75% year-over-year, respectively, versus the nine months ended September 30, 2018.

Our Cohorts and Client Economics

We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. As our clients add new money onto our platform and become more comfortable using our technologies and services, they may also purchase more products within their existing financial product categories or begin to explore new categories. For example, a customer with a portfolio of equity securities may purchase additional equities and equity products, such as futures, and also diversify into fixed income products.

Given our increasing amount of AUC from existing clients, illustrated by our net inflow cohort analysis, and our increasing cross-sell of complementary and adjacent products and services, illustrated by the average number of products per customer cohort analysis, and the relatively high switching costs in the financial services market, we believe the LTV of our customers is increasing. Our business model also has relatively low customer acquisition costs, or CAC, per client, due to our primarily digital business model, our self-reinforcing ecosystem, and our highly efficient omni-channel distribution network. We believe our marginal CAC will continue to benefit from scale efficiencies.

Our Market

Brazil is a large and attractive market for financial services and financial technology solutions. The country has the 5th largest population and the 6th largest economy in the world with 209 million people and a GDP of US$1.9 trillion in 2018. Brazil GDP growth decelerated materially from 2014 to 2018 in one of the worst recessions in Brazilian history. During this period, we established a track record of delivering strong financial performance, even during difficult macroeconomic conditions, and grew our total AUC at a CAGR of 92%.

Brazil emerged from its recession in 2018 and is now expected to enter a more positive macroeconomic environment for the first time in several years, which we believe will create favorable tailwinds for our business.

Key Market Challenges

We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including: (1) a highly concentrated market that continues to be controlled by a small group of traditional financial institutions; (2) bureaucratic, asset-heavy infrastructures that encourage banks to focus more on managing the internal burdens of their operations, pushing their in-house products, and preserving the status quo; (3) a narrow selection of financial products which tend to drive high fees for the traditional banks, but severely limit choice for investors; (4) the promotion of inefficient financial products which provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank; (5) high-costs and spreads which we believe are too high, but unavoidable by many customers who lack choice of alternative services; (6) poor customer service; (7) underpenetrated debt capital and other financial markets for the issuance of fixed income products and corporate bonds, particularly when compared to larger markets such as the United States and Europe.

Key Market Trends

We believe our market will benefit from several trends that will help provide attractive tailwinds for disruption, including: (1) favorable and highly-aligned regulatory initiatives such as the Central Bank of Brazil’s various announced financial democratization and technological innovation promotion policies; (2) the increasing demand for financial education and information across a number of channels; (3) the increasing demand for more access to financial products as the Brazilian market expands to close the product selection gap with other large markets, such as the United States and Europe; (4) the increasing demand for technology to manage financial services similar to other trends in commerce; (5) the increasing demand for better UX experiences as customers engage in more digital channels and demand technology applications that provide intuitive, easy-to-use, yet powerful features, that can integrate and utilize all of their data, and empower them to do more across their client journeys, versus just siloed applications with one or two functions; (6) increasing number of independent financial advisors; and (7) the increasing demand for turn-key solutions and technology applications for IFAs to help them manage their operations more effectively.

Addressable Market Opportunities

We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil, which is expected to reach nearly R$8.6 trillion in investment AUC and adjacent markets by the end of 2019, according to a report by Oliver Wyman. Given our leadership, scale, brand, and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:

•

Continued Growth of the Investment AUC Addressable Market – According to a report by Oliver Wyman published in 2019, the total addressable market of investment AUC in Brazil was R$7.9 trillion in 2018, up 105% since 2011.

•

Continued Shift of AUC from Banks to Independent Investment Firms – According to the Oliver Wyman report, the market share of investment AUC for independent investment firms will grow from 7% in 2018 to 25% in 2024.

•

Shift from Fixed Income to More Effective Products – Within the growth of AUC, we believe there is a long-term mix shift trend from lower yielding fixed income products to higher potential yielding products such as equities, managed funds, and structured products, such as derivatives.

•

Continued Expansion of Our Addressable Market into New Areas – According to the Oliver Wyman report, the total addressable revenue pool including adjacent markets that could be complementary to XP, such as insurance brokerage, credit and debit cards and other loans currently is R$487 billion.

Our Competitive Strengths

Over the last 18 years, we have developed a differentiated set of capabilities and attributes in our business that we believe provide us with meaningful strategic advantages and have helped us to disintermediate the legacy models of traditional financial institutions. We believe these competitive strengths form the foundations of our business and drive value creation for our shareholders.

Mission-Driven Culture

Our culture remains central to XP and we believe it is the core strength of our company, enabling us to attract talent, unify our people, maintain the mindset to innovate and disrupt, guide our go-to-market-approach, develop powerful relationships with our clients and establish our identity in the marketplace. We remain vigilant in preserving and nurturing it, so that it can continue to guide our firm. We believe the key strengths of our culture are (1) a collaborative partnership model that fosters a collaborative environment within our company and an ownership mentality across our organization (2) our mission to empower which helps us maintain a clear and consistent message that our primary focus is to empower our clients and improve their lives; (3) a zero-fee pricing philosophy that seeks to eliminate expensive and unnecessary bank fees and reminds us to remain efficient; (4) a client-centric focus that prioritizes transparency, high-quality customer service and positive client experiences above short-term performance results; and (5) an entrepreneurial spirit that keeps us focused on the continuous pursuit of innovation across our firm to improve our operations and our client experiences.

Revolutionary XP Model

Our model incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly differentiated and integrated client experience that have enabled us to differentiate from our competitors. The XP Model has given us several strategic and operating advantages, including:

•

First-Disruptor Leadership – Since our founding in 2001, XP has established itself as a trusted provider of low-cost brokerage, investment advisory, and asset management services in Brazil, the largest independent investment platform and leading alternative to the banks;

•	Trusted Brand – We have built a valuable, trusted brand in Brazil and received an NPS of 71 in September 2019, which is the highest score in the financial services industry;

•

Highly Efficient Financial Model – We believe our technology driven business model provides us with significant scale and operating efficiencies, including (1) large scale and recurring revenue; (2) attractive LTV / CAC; (3) asset-light, low cost structure; and (4) strong free cash flow generation;

•	Network Effects – As we grow our business, we believe our model demonstrates distinct self- reinforcing network effects that help compound our growth.

•	Powerful Combination of Attributes – The success of XP is due to the combination of capabilities, trusted brand, size and scalability of the XP Model that have been developed and nurtured over time.

Leadership and Structure

•

Experienced Management Team with Strong Track Record of Success – Our management team is comprised of our founders, who have help guide the success of XP over the last 18 years, and new partners who have joined the company along the way. This team has an established track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil.

•

Meritocratic Partnership Structure – We believe our partnership model is key to our long-term value creation. As of September 30, 2019, our partnership was made up of approximately 370 shareholders of XP Controle, which will continue to be our controlling shareholder immediately after this offering, and who are directors, officers and employees of the Company and/or its subsidiaries. Following completion of this offering, we expect to implement our new partnership model, pursuant to which existing or new partners may be entitled to share based compensation based on individual performance. For further information, please see “Management—Long-Term Incentive Plan.”

Our Growth Strategies

Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win from the traditional banks. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business. We intend to pursue these strategies organically and inorganically by:

•

Penetrating Our Base – We will continue to seek a greater share of the total AUC and trading volumes from our clients and we will seek to sell additional products and services to our clients. We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base.

•

Expanding Our Ecosystem – We believe our self-reinforcing ecosystem provides a strong and highly differentiated advantage to XP, enabling us to reach, engage and empower clients across numerous channels. We intend to expand our ecosystem by (1) continuing to grow our base of active retail clients; (2) expanding our omni-channel distribution network by driving more users to our various online portals and expanding our network of IFA partners; and (3) growing our proprietary digital content to continue to build familiarity and trust with XP, educate Brazilians and make them more proficient in financial products and services, and convert students and audiences into new or more empowered clients.

•

Expanding Our Solutions – We believe there is a significant opportunity to leverage our trusted brand, high NPS scores, and strong client-experience across the XP Model to offer our clients and partners additional financial services solutions with a similar value proposition and disrupt the legacy models of traditional financial institutions in new areas. We intend to expand our solutions by: (1) growing our XP Platform offering through the development of new investment products in-house or through partners; (2) growing our XP Advisory services; (3) developing new investment solutions in new adjacent areas of the financial services industry; (4) entering into new financial sectors such as insurance brokerage, debit/credit cards, digital banking and asset-backed lending; and (5) entering into new geographies where we can leverage our expertise in financial education and financial empowerment to create new classes of investors and disintermediate bank services in other highly concentrated markets.

Our Corporate Structure

Our Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle, Itaú Unibanco S.A. (the predecessor-in-interest to ITB Holding Brasil Participações Ltda.), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split (as defined below)) of XP Investimentos S.A., or XP Brazil, which are all of the shares of XP Brazil, our Brazilian principal non-operating holding company whose consolidated financial statements are included elsewhere in this prospectus.

Prior to the consummation of this offering, XP Controle, Itaú, GA Bermuda and DYNA III will contribute all of their shares in XP Brazil to us. In return for this contribution, we will issue new Class B common shares to XP Controle, new Class A common shares and Class B common shares to Itaú, new Class A common shares and Class B common shares to GA Bermuda, and new Class A common shares to DYNA III in a one-to-one exchange for the shares of XP Brazil contributed to us, or the Share Contribution. In addition and following the Share Contribution, we will implement a four-to-one reverse share split (or consolidation), effective as of December     , 2019, or the Share Split. Until the Share Contribution and the Share Split, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                  common shares issued and outstanding immediately following this offering,                  of these shares will be Class B common shares beneficially owned by XP Controle, Itaú and GA Bermuda, and                  of these shares will be Class A common shares beneficially owned by Itaú, GA Bermuda, DYNA III and by investors purchasing in this offering. See “Principal and Selling Shareholders.”

Our Corporate Structure

Our group is currently composed of 26 entities, 16 of which are incorporated in Brazil and 10 of which are incorporated in other countries. Our material operating subsidiaries are:

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or XP CCTVM

XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$5,336 million (representing 44.3% of our combined assets) as of December 31, 2017 and R$14,050 million (representing 73.5% of our combined assets) as of December 31, 2018. XP CCTVM recorded total revenue and income of R$1,380 million during 2017 (representing 72.4% of our consolidated total revenue and income) and R$1,967 million during 2018 (representing 66.5% of our consolidated total revenue and income).

XP Gestão de Recursos Ltda., or XP Gestão

XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$75 million (representing 0.6% of our combined assets) as of December 31, 2017 and R$105 million (representing 0.5% of our combined assets) as of December 31, 2018. XP Gestão recorded total revenue and income of R$70 million during 2017 (representing 3.7% of our consolidated total revenue and income) and R$71 million during 2018 (representing 2.4% of our consolidated total revenue and income).

XP Advisory Gestão de Recursos Ltda., or XP Advisory

XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$8 million (representing 0.1% of our combined assets) as of December 31, 2017 and R$19 million (representing 0.1% of our combined assets) as of December 31, 2018. XP Advisory recorded total revenue and income of R$11 million during 2017 (representing 0.6% of our consolidated total revenue and income) and R$21 million during 2018 (representing 0.7% of our consolidated total revenue and income).

XP Vista Asset Management Ltda., or XP Vista

XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$12 million (representing 0.1% of our combined assets) as of December 31, 2018. XP Vista recorded total revenue and income of R$20 million during 2018 (representing 0.7% of our consolidated total revenue and income).

XP Corretora de Seguros Ltda., or XP Seguros

XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing pension plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$20 million (representing 0.2% of our combined assets) as of December 31, 2017 and R$48 million (representing 0.2% of our combined assets) as of December 31, 2018. XP Seguros recorded total revenue and income of R$27 million during 2017 (representing 1.4% of our consolidated total revenue and income) and R$61 million during 2018 (representing 2.1% of our consolidated total revenue and income).

XP Investments US, LLC, or XP Investments

XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$152 million (representing 1.3% of our combined assets) as of December 31, 2017 and R$253 million (representing 1.3% of our combined assets) as of December 31, 2018. XP Investments recorded total revenue and income of R$132 million during 2017 (representing 6.9% of our consolidated total revenue and income) and R$206 million during 2018 (representing 7.0% of our consolidated total revenue and income).

XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or XP Educação

XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$10 million (representing 0.1% of our combined assets) as of December 31, 2017 and R$40 million (representing 0.2% of our combined assets) as of December 31, 2018. XP Educação recorded total revenue and income of R$10 million during 2017 (representing 0.5% of our consolidated total revenue and income) and R$57 million during 2018 (representing 1.9% of our consolidated total revenue and income).

The following chart shows our corporate structure, after giving effect to our corporate reorganization and this offering:

(1)	Minority interest held by certain principal executives officers of the entity.
(2)	Minority interest held by certain principal executives officers of Infostocks.
(3)	Minority interest held by certain principal executives officers of XP.
(4)	Minority interest held by XP Brazil.

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks relating to Brazil and risks relating to the offering and our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

•	If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.

•	Substantial and increasingly intense competition within our industry may harm our business.

•

Client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.

•	Our investment services to our retail clients subject us to additional risks.

•

We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions.

•

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Risks Relating to Brazil

•

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

•	Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

•

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would adversely affect our business and the price of our Class A common shares.

•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

Risks Relating to the Offering and our Class A Common Shares

•

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our Class A common shares fluctuates after this offering, you could lose a significant part of your investment.

•

XP Controle will own     % of our outstanding Class B common shares, which will represent approximately     % of the voting power of our issued share capital following this offering, and will, subject to the provisions of the Shareholders’ Agreement, control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

•	Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

•

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Corporate Information

Our principal executive offices are located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065. Our telephone number at this address is +55 (11) 3075-0429.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.xpinc.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during the last fiscal year of XP Brazil, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our Class A common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our consolidated financial statements.

Issuer	XP Inc.

Selling shareholders	XP Controle, GA Bermuda and DYNA III.

Class A common shares offered by us	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional shares).

Class A common shares offered by the selling shareholders	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional shares).

Offering price range	Between US$ and US$ per Class A common share.

Voting rights	The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share, respectively.

If, at any time, the total number of votes of the issued and outstanding Class B common shares represents less than 10% of the voting share rights of the Company, the Class B common shares then in issue shall automatically and immediately be converted into Class A common shares and no Class B common shares shall be issued by the Company thereafter.

In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, except for certain transfers as described under “Management—Shareholders’ Agreement—Conversion of Shares” and “Description of Share Capital—Conversion Rights.”

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our amended and restated memorandum and articles of association dated , 2019, or the Articles of Association, as described under “Description of Share Capital—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common shares will hold approximately     % of the combined voting power of our outstanding common shares and approximately     % of our total equity ownership and (2) holders of

Class B common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership and (2) holders of Class B common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership.

The rights of the holders of Class A common shares and Class B common shares are identical, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; and (3) holders of Class B common shares are entitled to preemptive rights in the event that there is an increase in our share capital and additional common shares are issued in order to maintain their proportional ownership interest. Moreover, the Class B common shares shall not be listed on any stock exchange and will not be publicly traded. See “Description of Share Capital” for a description of the material terms of our common shares, and the differences between our Class A common shares and Class B common shares, and “Management—Shareholders’ Agreement” for a description of the material terms of our Shareholders’ Agreement which also impacts our Class A common shares and Class B common shares.

Option to purchase additional Class A common shares	The selling shareholders have granted the underwriters the right to purchase up to an additional Class A common shares within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

Listing	We have applied to list our Class A common shares on the Nasdaq Global Select Market, under the symbol “XP.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$         million (or US$         million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to (1) meet our anticipated increased working capital requirements resulting from the expected growth in our business;

(2) accelerate customer acquisition through increased investments in marketing and advertising; (3) invest in personnel that complement our existing business units; (4) invest in new financial services verticals that we plan to enter or have recently entered into, such as digital banking, payments and insurance; (5) fund potential future acquisition opportunities; and (6) fund other general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

Share capital before and after offering	As of the date of this prospectus, our authorized share capital is US$ , consisting of shares of par value US$ each, after giving effect to the Share Split and the Share Contribution. Of those authorized shares, (1) are designated as Class A common shares; (2) are designated as Class B common shares; and (3) are as yet undesignated and may be issued as common shares or shares with preferred rights.

Immediately after this offering, we will have Class A common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

Dividend policy	We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and controlling shareholders. We may not pay any cash dividends in the foreseeable future. See “Dividends and Dividend Policy” and “Description of Share Capital—Dividends and Capitalization of Profits.”

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, and all of our existing shareholders have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting (Conflicts of Interest).”

Conflicts of Interest

Our affiliate, XP Investments, is one of the underwriters of this offering. Since we own more than 10% of the common equity of XP Investments, a “conflict of interest” exists for XP Investments within the meaning of FINRA Rule 5121(f)(5)(B). Also, XP Investments and one or more of its affiliates, as defined in FINRA Rule 5121, including XP Controle, will have a conflict of interest as defined in Rule 5121(f)(5)(C)(ii) due to the receipt of more than 5% of the net offering proceeds. In addition, since one of our significant shareholders owns more than 10% of our common equity and more than 10% of the common equity of Itau BBA USA Securities, Inc., one of the underwriters of this offering, a “conflict of interest” exists for Itau BBA USA Securities, Inc. within the meaning of FINRA Rule 5121(f)(5)(B). Also, Itau BBA USA Securities, Inc. will have a conflict of interest as defined in Rule 5121(f)(5)(C)(ii) due to the receipt of more than 5% of the net offering proceeds by affiliates of Itau BBA USA Securities, Inc. Therefore, this offering will be conducted in compliance with the applicable requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the underwriters primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any underwriter that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Any underwriter with a conflict of interest under Rule 5121 will not confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Cayman Islands exempted company with limited liability

We are a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting, provided that such disclosure does not modify the duty of interested directors to act bona fide in the best interests of the Company. In comparison, under the

Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Unless we specifically state otherwise, all information in this prospectus, except for our historical financial statements included elsewhere in this prospectus, reflects the completion of the Share Split following the Share Contribution prior to the consummation of this offering.

Unless otherwise indicated, all information contained in this prospectus:

•	assumes the implementation of the Share Split, applied retroactively to all of the figures herein setting forth the number of our common shares and per common share data; and

•	assumes no exercise of the option granted to the underwriters to purchase up to additional Class A common shares in connection with this offering.

The number of Class A common shares and Class B common shares to be outstanding after this offering is based on             common shares outstanding as of September 30, 2019 (after giving effect to the Share Contribution and the Share Split) and excludes             Class A common shares that may be issued following this offering under our Long-Term Incentive Plan. See “Management—Long-Term Incentive Plan.”

When the selling shareholders consummate sales of Class B common shares in this offering, the Class B common shares sold will, immediately prior to such sale, automatically convert into Class A common shares on a share-for-share basis. As a result, purchasers of our common shares in this offering will only receive Class A common shares, and only Class A common shares are being offered by this prospectus. Class B common shares that are not sold by the selling shareholders will remain Class B common shares unless otherwise converted into Class A common shares. See “Description of Share Capital.”

SUMMARY FINANCIAL INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The summary interim statements of financial position as of September 30, 2019 and the interim statements of income for the nine months ended September 30, 2019 and 2018 of XP Brazil have been derived from the unaudited interim condensed consolidated financial statements of XP Brazil included elsewhere in this prospectus, prepared in accordance with International Financial Reporting Standard IAS No. 34 “Interim Financial Reporting”, or IAS 34. The summary statements of financial position as of December 31, 2018 and 2017 and the statements of income for the years ended December 31, 2018, 2017 and 2016 have been derived from the audited consolidated financial statements of XP Brazil included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB. The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2019. The financial information for the years ended 2018 and 2016 have been restated from the Company’s initial Form F-1 dated September 13, 2019 and should be read in conjunction with our annual consolidated financial statements, included elsewhere else in this prospectus. Share and per share data in the table below has been retroactively adjusted to give effect to the Share Split.

Income Statement Data

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017	2016
	(US$)(1)	(R$)		(US$)(1)	(R$)
	(in millions, except earnings per share)
Gross revenue and income(2)	887	3,695	2,259	772	3,216	2,065	1,347
Sales tax(3)	(62)	(259)	(186)	(62)	(258)	(158)	(95)

Total revenue and income	825	3,437	2,073	711	2,958	1,907	1,252

Operating costs and expenses
Operating costs	(269)	(1,119)	(632)	(226)	(941)	(580)	(376)
Selling expenses	(20)	(82)	(64)	(23)	(96)	(33)	(24)
Administrative expenses	(311)	(1,294)	(828)	(283)	(1,177)	(650)	(471)
Other operating expenses, net	28	118	(19)	(8)	(31)	(8)	(6)
Interest expense on debt	(15)	(63)	(60)	(17)	(72)	(61)	—

Income before income tax	239	997	470	154	641	576	374

Income tax expense	(71)	(298)	(118)	(42)	(175)	(152)	(130)
Net income for the period / year	168	699	352	112	465	424	244

Net income attributable to:
Owners of the Parent company	166	692	350	111	461	414	189
Non-controlling interest	2	7	2	1	4	10	55
Basic and Diluted earnings per common and preferred shares – R$(4)	0.0816	0.3397	0.1796	0.05617	0.2339	0.2134	0.1360
Pro forma Basic and Diluted earnings per common and preferred shares (after giving effect to the Share Split) – R$(5)	0.3263	1.3588	0.7184	0.2247	0.9356	0.8536	0.5440

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	The sum of (i) Revenues from services rendered; and (ii) Income from financial instruments, in each case gross of taxes and contributions on revenue.
(3)	The sum of (i) Sales taxes and contributions on revenue; and (ii) Taxes and contributions on financial income.
(4)	Restated for 2018 and 2016 as set forth in note 3(xx) of our annual consolidated financial statements included elsewhere in this prospectus.
(5)

The pro forma basic and diluted earnings per share are presented using our historical earnings per share recast using the number of common and preferred shares in issue immediately prior to completion of this offering, after giving effect to the Share Split.

Balance Sheet Data

	As of September 30,		As of December 31,
	2019	2019	2018	2018	2017
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
Assets
Cash	17	70	16	68	153
Securities purchased under agreements to resell	3,231	13,453	1,578	6,571	935
Securities trading and intermediation	194	807	216	898	672
Other securities and derivative financial instruments(2)	5,547	23,095	2,122	8,834	4,339
Property and equipment	29	120	24	99	47
Intangible assets	125	521	121	505	483
Other assets(3)	262	1,090	180	749	507
Total assets	9,404	39,156	4,257	17,724	7,136

Liabilities
Securities sold under repurchase agreements	4,712	19,618	1,595	6,641	514
Securities trading and intermediation	1,730	7,202	1,274	5,307	3,111
Securities loaned and derivative financial instruments(4)	1,361	5,667	541	2,251	1,037
Borrowings, lease liabilities, and debentures(5)	356	1,482	210	876	867
Private pension liabilities	413	1,722	4	16	—
Other liabilities(6)	164	684	130	542	456

Total liabilities	8,736	36,374	3,754	15,633	5,984

Total equity	668	2,782	502	2,092	1,152

Total liabilities and equity	9,404	39,156	4,257	17,724	7,136

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

The sum of (i) Fair value through profit or loss – Securities; (ii) Fair value through profit or loss – Derivative financial instruments; (iii) Fair value through other comprehensive income – Securities; and (iv) Evaluated at amortized cost – Securities.

(3)	The sum of (i) Evaluated at amortized cost – Accounts receivable; (ii) Evaluated at amortized cost – Other financial assets; (iii) Other assets; and (iv) Deferred tax expenses.
(4)	The sum of (i) Securities loaned; and (ii) Derivative financial instruments.
(5)	The sum of (i) Borrowings; (ii) Lease liabilities; and (iii) Debentures.
(6)

The sum of (i) Accounts payable; (ii) Other financial liabilities; (iii) Social and statutory obligations; (iv) Taxes and social security obligations; (v) Provisions and contingent liabilities; (vi) Other liabilities; and (vii) Deferred tax liabilities.

Non-GAAP Financial Measures

This prospectus presents our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjusted Net Income and their respective reconciliations for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Floating Balance

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
	2019	2019	2018	2018	2017
(+) Securities trading and intermediation (Liabilities)	1,730	7,202	1,274	5,307	3,111
(-) Securities trading and intermediation (Assets)	(194)	(807)	(216)	(898)	(672)

Floating Balance	1,536	6,395	1,059	4,408	2,439

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Adjusted Gross Financial Assets

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
	2019	2019	2018	2018	2017
Cash and Financial Assets
(+) Cash	17	70	16	68	153
(+) Securities – Fair value through profit or loss	3,880	16,158	1,511	6,291	3,780
(+) Securities – Fair value through other comprehensive income	188	782	167	696	—
(+) Securities – Evaluated at amortized cost	133	556	37	155	—
(+) Derivative financial instruments (Assets)	1,345	5,599	406	1,692	559
(+) Securities purchased under agreements to resell	3,231	13,453	1,578	6,571	935
Financial Liabilities
(-) Securities loaned	(86)	(360)	(303)	(1,260)	(713)
(-) Derivative financial instruments (Liabilities)	(1,275)	(5,307)	(238)	(991)	(324)
(-) Securities sold under repurchase agreements	(4,712)	(19,618)	(1,595)	(6,641)	(514)
(-) Private pension liabilities(2)	(413)	(1,722)	(4)	(16)	—
Subtotal	2,308	9,612	1,577	6,565	3,876
(-) Floating Balance	(1,536)	(6,395)	(1,059)	(4,408)	(2,439)

Adjusted Gross Financial Assets	772	3,216	518	2,157	1,438

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Relates to balances of retail clients invested in pension funds through XP VP. Those balances are identified in the financial statements as “Securities—Fair value through profit or loss,” with a corresponding balance in “Private Pension Liabilities.”

Adjusted EBITDA

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2019	2019	2018	2018	2017	2016
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
Net Income	168	699	112	465	424	244
(+) Income Tax	71	298	42	175	152	130
(+) Depreciation and Amortization	15	62	13	53	27	23
(+) Interest Expense on Debt	15	63	17	72	61	—
(-) Interest Revenue on Adjusted Gross Financial Assets(2)	(26)	(107)	(25)	(104)	(99)	(71)

Adjusted EBITDA	244	1,015	159	662	565	326

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to

US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)

Calculated as the average interest rate over the period (the CDI rate), multiplied by the average Adjusted Gross Financial Assets. The historical annual CDI rates are set forth in the table in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting our Results of Operations—Brazilian Macroeconomic Environment.” However, the calculation of this adjustment is performed on a daily basis.

Adjusted Net Income

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017	2016
	(US$)(1)	(R$)		(US$)(1)		(R$)
	(in millions)
Net Income	168	699	352	112	465	424	244
(+) Itaú Transaction and deal related expenses(2)	—	—	36	9	39	6	—
(-) One-time tax claim recognition (2010-2017)(3)	(17)	(71)	—	—	—	—	—
(-/+) Taxes	7	28	(12)	(3)	(13)	(2)	—

Adjusted Net Income	158	657	376	118	491	428	244

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Expenses of R$6 million in 2017 related to the potential IPO process that was discontinued after the Itaú Transaction, including legal, auditing, advisory and travel, among others. In 2018, expenses of R$39 million related to the payment of fees and expenses in respect of the closing of the Itaú Transaction.

(3)

Income of R$71 million in the nine months ended September 30, 2019 related to the recognition of PIS/COFINS credits, following the final and non-appealable decision in connection with a claim to which XP CCTVM was the plaintiff.

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing our Class A common shares. In particular, you should consider the risks related to an investment in companies operating in Brazil and Latin America generally, for which we have included information in these risk factors to the extent that information is publicly available. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil, involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements, unaudited interim condensed consolidated financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Certain Risks Relating to Our Business and Industry

If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.

The financial services market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of nontraditional competitors. In order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects, and any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients.

In addition, the services we deliver are designed to process highly complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service, or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services that provide improved functionality and features to their existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our service offerings.

Substantial and increasingly intense competition within our industry may harm our business.

The financial services market is highly competitive. Our growth will depend on a combination of the continued growth of financial services and our ability to increase our market share. Our primary competitors include traditional financial services providers such as affiliates of financial institutions and well-established financial services companies in Brazil. We also face competition from non-traditional financial services providers that have significant financial resources and develop different kinds of services.

Many of our competitors have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to reduce the fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. In addition, we may incur increased costs from incentive payments made to IFAs in order to gain or maintain market share. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Business—Competition.”

Client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.

We experience client attrition resulting from several factors, including, among others, client business closures, transfers of accounts to our competitors and lack of client satisfaction with our platform and overall user experience, including the reliability, performance, functionality and quality of our products and services and our high level of client support. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our growth to date has been partially driven by the growth of our clients’ businesses. Should the rate of growth of our clients’ business slow or decline, this could have an adverse effect on our results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base, we may fail to achieve our desired rate of growth.

Moreover, our clients expect a consistent level of quality on our platform and in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability, performance or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new clients and partners. If we are unable to scale our support functions to address the growth of our client and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain clients and partners.

Our investment services to our retail clients subject us to additional risks.

We provide investment services to our retail clients, including through IFAs. The risks associated with these investment services include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence on the issuer or the provider of the security, inadequate disclosure and fraud. Realization of these risks could lead to liabilities for client losses, regulatory fines, civil penalties and harm to our reputation and business.

We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions.

Our business largely depends on certain of our institutional brokerage clients using our solutions and trading on our platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn, results in a significant portion of our transaction fees. Most of our institutional brokerage clients do not have long-term contractual arrangements with us and utilize our platform and solutions on a transaction-by-transaction basis and may choose not to use our platform at any time. These institutional brokerage clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, e-mail and instant messaging, and through other trading platforms. Any significant loss of these institutional brokerage clients or a significant reduction in their use of our platform and solutions could have a substantial negative impact on our trading volumes and revenues, and materially adversely affect our business, financial condition and results of operations.

Our institutional brokerage business depends on our key dealer clients providing us with liquidity and supporting our marketplaces by transacting with our other institutional and wholesale clients.

Our institutional brokerage business relies on its key dealer clients to provide liquidity on our trading platforms by posting prices on our platform and responding to client inquiries and this business has historically earned a substantial portion of its revenues from such dealer clients. Market knowledge and feedback from these dealer clients have been important factors in the development of many of our offerings and solutions. In addition, these dealer clients also provide us with data via feeds and through the transactions they execute on our trading platforms, which is an important input for our market data offerings.

Our dealer clients also buy and sell through traditional methods, including by telephone, e-mail and instant messaging, and through other trading platforms. Some of our dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our dealer clients are involved in other ventures, including other trading platforms or other distribution channels, whether as trading participants and/or as investors. In particular, some of our dealer clients or their affiliates, as is typical for a large number of major banks, have their own single bank or other competing trading platform and frequently invest in such businesses and may acquire ownership interests in similar businesses, and such businesses may also compete with us. These competing trading platforms may offer some features that we do not currently offer or that we are unable to offer, including customized features or functions and solutions that are fully integrated with some of their other offerings. Accordingly, there can be no assurance that such dealer clients’ primary commitments will not be to one of our competitors or that they will not continue to rely on their own trading platforms or traditional methods instead of using our trading platforms.

Although we have established and maintain significant long-term relationships with our key dealer clients, we cannot assure you that all of these relationships will continue or will not diminish. Any reduction in the use of our trading platforms by our key dealer clients for any reason, and any associated decrease in the pool of capital and liquidity accessible across our marketplaces, could reduce the volume of trading on our platform, which could, in turn, reduce the use of our platform by their counterparty clients. In addition, any decrease in the number of dealer clients competing for trades on our trading platforms, could cause our dealer clients to forego the use of our platform and instead use platforms that provide access to more competitive trading environments and prices. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

A significant part of our business depends on the B3

The B3 is the only public stock exchange in Brazil and a significant volume of our trading activities is conducted through the B3, for which we pay the B3 clearing, custody and other financial services fees. We cannot assure you that the B3 will not impose restrictions on trading, request additional guarantees or margin requirements, increase existing fees or introduce new fees, among other measures. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

XP CCTVM depends in part on the performance of its IFAs. If XP CCTVM is unable to hire, retain and qualify such IFAs, our business may be harmed.

XP CCTVM, one of our principal operating subsidiaries and securities broker, has a broad network of IFAs, and our business depends in part on such IFAs. Pursuant to CVM Instruction No. 497, IFAs may carry out the following activities on behalf of a broker dealer: (1) prospecting and acquiring customers; (2) receiving and registering orders and transmitting such orders to the appropriate trading or registration systems; and (3) providing information on the products offered and the services provided by XP CCTVM. XP CCTVM’s reliance on IFAs creates numerous risks.

As of September 30, 2019, XP CCTVM had approximately 5,900 individual IFAs organized into approximately 620 IFA entities, which were responsible for serving approximately 71% of XP CCTVM’s active clients. In addition, XP CCTVM’s 20 largest IFA entities comprised 1,577 individual IFAs and were responsible for serving approximately 9.5% of XP CCTVM’s active clients.

Pursuant to Article 15 of CVM Instruction No. 497, XP CCTVM is liable for the acts of its IFAs. As a result, XP CCTVM may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold XP CCTVM liable for the actions of IFAs. We cannot give any assurances as to the outcome of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings. Any claims against XP CCTVM, whether with or without merit, could be time-consuming, result in costly litigation, be harmful to its reputation and to “XP” brand, require significant management attention and divert significant resources, and the resolution of one or more such proceedings may result in substantial damages, settlement costs, sanctions, consent decrees, injunctions, fines and penalties that could adversely affect XP CCTVM’s business, financial condition and results of operations. In addition, no assurances can be given that these IFAs’ interests will continue to be aligned with the interests of XP CCTVM, that there will be no commercial disagreements between the IFAs and XP CCTVM, that such IFAs will not compete with XP CCTVM or that they will not engage in improper conduct (i.e. churning) in their role as IFAs. In Brazil, there is increased competition between financial institutions seeking to attract IFAs to increase their client base, assets under custody and business possibilities. No assurances can be given that XP CCTVM will be able to remain an attractive player to such IFAs or to retain such agents in its business platform. Furthermore, many clients have their commercial relationship directly with the IFA of their choice and trust and not with the employees of XP CCTVM. Accordingly, the loss of IFAs may result in loss of clients and assets under custody, which would affect XP CCTVM’s business.

Furthermore, the independent contractor status of the IFAs may be challenged in the courts of Brazil. For example, XP CCTVM has in the past been involved in, and successfully challenged, a number of legal proceedings claiming that IFAs should be treated as its employees rather than as independent contractors, and there can be no assurance that we will be successful in challenging any future claims. Changes to foreign, federal, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of IFAs as employees. If, as a result of legislation or judicial decisions, XP CCTVM is required to classify IFAs as employees, XP CCTVM would incur significant additional expenses for compensating IFAs, potentially retroactively to the past five years and including expenses associated with the application of wage and hour laws (including minimum wage, overtime, meal and rest period requirements), vacation, 13th monthly salary, FGTS, severance, employee benefits, social security contributions, taxes, and penalties (including collective moral damages).

Moreover, on July 1, 2019, the CVM issued Public Hearing Release SDM No. 03/19 (Edital de Audiência Pública SDM nº 03/19), or SDM 3/19, which aims to initiate discussions with financial market entities and IFAs in connection with potential amendments to CVM Instruction No. 497. Such amendments could include terminating the exclusivity provision set forth in CVM Instruction No. 497, among others. Although we cannot predict the impact of such potential amendments, they could result in increased competition for clients and qualified IFAs and reduced oversight of IFAs, and allow IFAs to work with other platforms or competitors, which may adversely affect us.

Poor investment performance could lead to a loss of assets under management and a decline in revenues.

Distributing investment fund quotas managed by third parties or by our asset managers represents a relevant part of our business, which income is a percentage of the management and/or performance fee related to such funds. Moreover, a portion of our consolidated income is derived from management and performance fees collected by our three principal asset managers, XP Gestão, XP Advisory and XP Vista. Poor investment performance by the investment funds managed by third parties or by our asset managers could hinder our growth and reduce our revenues because (1) existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory and other fees; (2) our ability to attract capital from existing and new clients might diminish; and (3) the negative investment performance will directly reduce our managed assets and revenues base, which may have a material adverse effect on our business, financial condition, results of operations and the price of our Class A common shares.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, bank account numbers and trading and investment portfolios data. An increasing number of organizations, including large clients and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees, third-party service providers or IFAs, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In 2013 and 2014, XP CCTVM suffered security breaches, through which an individual improperly accessed a small portion of our customer records and obtained certain non-material customer registration information, such as name, address and email, and subsequently publicly disclosed such information in January 2017. The security breaches were identified and immediately remedied, did not result in the imposition of penalties or fines from the relevant regulatory authorities, and did not materially impact us. We assisted all affected customers and mitigated their damages.

In the scope of our activities, we share information with third parties, including thousands of IFAs, commercial partners, third-party service providers and other agents, who collect, process, store and transmit sensitive data, and we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data by us or such third parties or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including fines. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using our products and services, thus reducing our revenues. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations.

We cannot assure you that there are written agreements in place with every third-party or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third-parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Once Law No. 13,709/2018 (Lei Geral de Proteção de Dados, or the LGPD) comes into force in August 2020, cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; and (6) deletion of the personal data to which the violation relates.

Our business depends on well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros” and “XP Investments,” and any failure to maintain, protect, and enhance our brands, including through effective marketing and communications strategies, would harm our business.

We have developed well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros” and “XP Investments,” that have contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands are critical to expanding our client base, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.

We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brands and materially deter people from adopting our services. For example, over the past several years, certain persons or entities have fraudulently used the “XP” brand and/or presented themselves as part of or affiliated with the “XP” brand as IFAs carrying out activities on our behalf. Negative publicity about our company or our management, including about our product quality, reliability and performance, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.

In addition, we believe that promoting our brands in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our base of clients. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Google, Facebook or Instagram. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new clients would be materially harmed.

An increase in volume on our systems or other errors or events could cause them to malfunction.

Most of our trade orders to buy or sell securities or invest in the broad range of asset classes we offer are received and processed electronically. This method of trading is heavily dependent on the integrity of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and Internet service providers, the systems of the B3, record keeping and data processing functions performed by third parties, and third-party software), even for a short time, could cause customers to suffer delays in trading. In addition, systems errors, including as a result of human error, could occur. These delays or errors could cause substantial losses for customers and could subject us to claims from these customers for losses or other regulatory penalties or other sanctions. There can be no assurance that our network structure will operate appropriately in the event of a subsystem, component or software failure or error. Furthermore, we cannot assure you that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, an earthquake, terrorist attack, epidemic, fire or any act of God. Any systems failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SAP and Oracle, among others. These include trading platform, portfolio management and asset allocation services, account opening and management systems, communication systems, registration systems, data control systems, information security systems, anti-fraud systems, trading surveillance systems, exchanges, clearinghouses and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with Bloomberg, Reuters and certain other institutions to allow our clients to access real-time market information data, which are essential for our clients to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver the data in a timely manner as provided in the agreements could lead to potential losses of our clients, which may in turn affect our business operations and reputation and may cause us to incur losses.

We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers may have assets and infrastructure that are important to the services they provide us that are located in or outside Brazil, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations of the jurisdictions in which their assets and operations are located.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, financial condition and results of operations.

Further, disputes might arise in relation to the agreements that we enter into with our service providers or the performance of the service providers thereunder. To the extent that any service provider disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to ensure the accuracy of the third-party product information on our platform, and we have limited control over the performance of third-party financial products we offer.

We offer certain third-party financial products. The acceptance and popularity of our platform is partially premised on the reliability and performance of the relevant underlying products and information on our platform. We rely on the relevant third-party providers of the relevant products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

Furthermore, as investors access the underlying products through our platform, they may have the impression that we are at least partially responsible for the quality and performance of these products. Although we have established standards to screen product providers before distributing their products on our platform, we have limited control over the performance of the third-party financial products we offer. In the event that an investor is dissatisfied with underlying products or the services of a products provider, we do not have any means to directly make improvements in response to user complaints. If investors become dissatisfied with the underlying products available on our platform, our business, reputation, financial performance and prospects could be adversely affected.

We rely upon our systems and upon third-party data center service providers to host certain aspects of our platform and content, and any systems failure due to factors beyond our control or any disruption to, or interference with, our use of third-party data center services, could interrupt our service, increase our costs and impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from third-party service providers to make certain content available on our platform. Our primary data centers are located in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately 5 miles apart). Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of clients;

•	loss of client data;

•	loss of licenses or authorizations with the CVM, the Central Bank, the Superintendency of Private Insurance (Superintendência de Seguros Privados), or SUSEP, and/or any other applicable authority;

•	loss of our membership to the B3 and/or loss of access to the trading facilities of the B3;

•	fines imposed by applicable regulatory authorities and other issues relating to non-compliance with applicable financial services or data protection requirements;

•	a failure to receive, or loss of, Central Bank authorizations to operate as a financial services provider in Brazil;

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fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of XP CCTVM and any of our subsidiaries to whom licenses may be granted in the future;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

We are subject to risks in using prime brokers and custodians.

Our asset management division and its managed funds depend on the services of prime brokers, administrators and custodians to settle and report securities transactions. In the event of the insolvency of a prime broker, administrator or custodian, our funds might not be able to recover equivalent assets in whole or in part, as they will rank among the prime broker’s, the administrator’s and the custodian’s unsecured creditors in relation to assets that the prime broker, administrator or custodian borrows, lends or otherwise uses. In addition, cash held by our funds with the prime broker, administrator or custodian will not be segregated from the prime broker’s, administrator’s or custodian’s own cash, and the funds will therefore rank as unsecured creditors in relation thereto.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel, including Guilherme Benchimol, one of our founders and our chief executive officer, as well as a high-profile public figure and the face of the XP brand, and other members of senior management, who have substantial experience with our operations, the financial services industry and the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

The ability to attract, recruit, develop and retain qualified employees and continue to strengthen our existing infrastructure and systems is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that our qualified employees will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.

We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	poor performance of investment products that our advisors recommend or sell or that are otherwise sold or distributed on our platform;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In addition, lower price levels of securities may result in reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues. In periods of low retail and institutional brokerage volume and reduced investment banking activity, profitability is impaired because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in our having difficulty selling securities. In the event of a market downturn, our business could be adversely affected in many ways, potentially for a prolonged period of time. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode, which could have a material adverse effect on our business, financial condition and results of operations.

We derive a significant portion of our revenues from one of our operating subsidiaries

A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2018, 2017 and 2016, the net revenue of XP CCTVM represented approximately 70% of our total consolidated net revenue for such periods. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries and exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, including a portion of the proceeds from this offering, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations.

In addition, we enter into derivatives transactions to manage our exposure to exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real and the real instead increases in value, we may incur financial losses. Such losses could materially and adversely affect us.

XP CCTVM is subject to liquidity risks.

XP CCTVM is subject to liquidity risks. Liquidity is the ability to meet current and future cash flow needs on a timely basis at a reasonable cost. XP CCTVM requires sufficient liquidity to meet customer and clearinghouse deposit maturities/withdrawals, payments on debt obligations as they become due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. XP CCTVM’s access to funding sources in amounts adequate to finance its activities on terms that are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or economy generally. To the extent XP CCTVM is unable to maintain adequate levels of liquidity, it may not be able to meet its payment obligations, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, XP CCTVM invests funds held in customer accounts in fixed income financial instruments and securities that meet certain liquidity conditions. To the extent customers withdraw a substantial amount of their funds held in such customer accounts for other uses, XP CCTVM might experience liquidity constraints, requiring it to rapidly sell financial assets at a discounted price, and may be unable to obtain funding and default on its payment obligations to market counterparties and other customers, which may cause XP CCTVM to incur losses, and consequently harm our image and reputation and have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2018. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. Specifically:

•

we identified material weaknesses related to (1) managing access to our systems, data and end-user computing (EUC) controls, and (2) computer operations controls, which were not designed or operating effectively;

•	we identified material weaknesses related to the recognition and measurement of revenues, which could result in a material misstatement of our revenues if not timely identified by us; and

•

we identified control deficiencies related to controls around the financial reporting closing process, including the calculation of EPS, the identification and disclosure of related party transactions, and the procedures existent to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions; such deficiencies, when considered in the aggregate, would be considered a material weakness.

These material weaknesses did not result in a misstatement to our consolidated financial statements.

We have adopted a remediation plan with respect to the material weaknesses identified above which include hiring several experienced personnel in our financial reporting organization and implementation of new processes and procedures, improving our internal controls to provide additional levels of review, implementation of new software solutions, training for staff and enhanced documentation.

In connection with the preparation of our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019, we did not identify any additional material weaknesses in our internal control over financial reporting.

After this offering, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

After the completion of this offering, we will become subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the other rules and regulations of the SEC and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to complex and evolving regulations and oversight related to our provision of financial products and services and to costs and risks associated with other increased or changing laws and regulations affecting our business, including developments in data protection and privacy laws, which could harm our business, financial condition and results of operations.

As a financial services institution in Brazil, our business is subject to Brazilian laws and regulations relating to financial services in Brazil, comprising Federal Law No. 4,595/64, Federal Law No. 6,385/76 and related rules and regulations issued by the Central Bank, the CVM, the B3 and ANBIMA, among others. In addition, our insurance business is subject to various laws and regulations in Brazil, such as Federal Law No. 4,595/64, Decree Law No. 73/66 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados), or CNSP, and SUSEP, among others.

The laws, rules, and regulations that govern our business include or may in the future include those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, tax, anti-money laundering and terrorist financing and escheatment (rules relating to unclaimed property). These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the Central Bank and the CMN. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.

We are subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts for us.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Law (2019 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Certain of our subsidiaries are subject to regulation in the United States, such as our subsidiary, XP Investments US, LLC, which is registered with the SEC and FINRA as a broker-dealer and XP Advisory US, Inc., which is registered with the SEC as an investment advisor. We do not believe that we or any of our subsidiaries engage in any financial services activities in the United States that would require a license from any U.S. federal or state banking authorities or other financial regulators, except those licenses and registrations that have already been obtained. If we are found to have engaged in a banking or other financial services business in the United States without an appropriate registration or license, we could be subject to liability, or forced to cease doing such business, change our business practices, or to obtain the appropriate license or registration. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.

Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian law) and are continually investing in this program, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of required licenses or approvals in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability, and we could be (1) required to pay substantial fines and disgorgement of our profits; (2) required to change our business practices; or (3) subjected to insolvency proceedings such as an intervention by the Central Bank, as well as the out-of-court liquidation of XP CCTVM, and any of our subsidiaries to whom authorizations may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations.

In addition, the Brazilian regulatory and legal environment exposes us to other compliance and litigation risks that could materially affect our results of operations. These laws and regulations may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data (including as a result of the LGPD). There can be no guarantee that we will have sufficient financial and personnel resources to comply with any new regulations or successfully compete in the context of a changing regulatory environment.

The laws regulating privacy rights and data protection have considerably evolved over recent years, providing for more restrictive provisions on the means through which processing of personal data by organizations is regulated. As of August 2018, when the LGPD was enacted, practices involving the processing of personal data were ruled by certain sectorial laws, such as the Consumer Defense Code (Law No. 8,078/1990) and the Brazilian Civil Rights Framework for the Internet (Law No. 12,965).

On August 14, 2018, the President of Brazil approved the LGPD, a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD will become effective starting in August 2020 (24 months from the date of its publication in August 2018), by which date all legal entities will be required to adapt their data processing activities to these new rules. Once LGPD becomes effective, the penalties and fines for violations include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; and (6) deletion of the personal data to which the violation relates. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with clients or companies, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

In order to obtain antitrust regulatory approvals from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE), and the Central Bank for the Itaú Transaction, we entered into agreements with CADE and the Central Bank pursuant to which we agreed to certain restrictions on our ability to acquire interests in financial investment platforms.

Pursuant to our agreement with CADE, we agreed, among other measures, to: (1) adopt equal treatment practices in our relationships with suppliers of financial products; (2) refrain from entering into exclusive relationships with financial advisors (except as permitted by applicable regulations); (3) facilitate transferability of clients’ financial products to competing platforms; and (4) maintain a “no fee” policy for specific types of financial products. A breach by us of any of the aforementioned measures could result in financial penalties, antitrust investigations and the revision of the agreement with CADE.

Pursuant to our agreement with the Central Bank, we agreed, among other measures, to: (1) refrain from acquiring any interest in financial investment platforms; (2) prohibit Itaú Unibanco S.A. from exercising any influence over our business and operational decisions and strategies; and (3) refrain from selling any interest in our capital stock to any Itaú Unibanco S.A. group company. A breach by us of any of the aforementioned measures could result in financial penalties.

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations.

We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law

No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor our transactions and transactions made through our platform. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify identities of customers, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs in order to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States, the United Kingdom, or Switzerland (countries where we operate), or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, in January 2019, the corporate income tax, or IRPJ, aggregate rate applicable to XP CCTVM was reduced from 45% to 40% on net profits. However, as of the date of this prospectus, government discussions to increase this tax rate back to 45% are ongoing. In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual corporate income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates could also harm our profitability.

Furthermore, Brazilian governmental authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the ISS collection applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges the constitutionality of Supplementary Law No. 157/16 before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend the enforcement of Supplementary Law No. 157/16. As of the date of this prospectus, a final decision on this matter is currently pending.

Moreover, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business—Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI). In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology, and we have been subject to such claims in the past. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain services or using certain brands. Even if we have an agreement for indemnification against such costs, the party providing such indemnification may be unwilling or unable to comply with its indemnification obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenues and earnings could be adversely impacted.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of open source software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use or sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products and services. Litigation could be costly for us to defend, have a negative effect on our financial condition and results of operations or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, financial condition or results of operations, and could make it easier for our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third-parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, financial condition and results of operations. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

We may face challenges in expanding into new geographic regions outside of Brazil.

We may face challenges in connection with our expansion through XP Investments and certain of our other subsidiaries into new geographic regions outside of Brazil, and we will face challenges associated with entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets. In addition, the ongoing economic uncertainty and political instability in the countries in which we operate may adversely affect us.

The development of our products and services globally exposes us to risks relating to staffing and managing cross-border operations; increased costs and difficulty protecting intellectual property and sensitive data; tariffs and other trade barriers; differing and potentially adverse tax consequences; increased and conflicting regulatory compliance requirements, including with respect to privacy and security; lack of acceptance of our products and services; challenges caused by distance, language, and cultural differences; exchange rate risk; and political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. From time to time, we pursue strategic acquisitions, such as our recent acquisitions of Clear Corretora de Títulos e Valores Mobiliários S.A., or Clear, in 2015, Rico Corretora de Títulos e Valores Mobiliários S.A., or Rico, in 2017, and XP Vista in 2018. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. For example, in order to obtain antitrust regulatory approvals from CADE and the Central Bank in connection with the Itaú Transaction, we entered into agreements with CADE and the Central Bank pursuant to which we agreed to certain restrictions on our ability to acquire interests in financial investment platforms.

In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity, credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a dynamic industry, and we have experienced significant change in recent years, including undertaking certain acquisitions and preparing for and conducting this offering, and the emergence of new risks within the industries in which we operate or may operate in the future. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer financial services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are legitimate. When our products and services are used in connection with illegitimate transactions, and we settle those funds to clients and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (for example, U.S. anti-money laundering and economic sanctions violations). Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

Holding large and concentrated positions may expose us to losses.

Concentration of risk may reduce revenues or result in losses in our institutional and retail investment business, our market-making activities and our underwriting businesses in the event of unfavorable market conditions, failed executions or settlements with respect to transactions that we underwrite, or in instances in which market conditions are more favorable to our competitors. We commit substantial amounts of capital to these businesses, which often results in our taking large positions in the securities of a particular issuer or issuers in a particular industry, country or region, and any losses in these large positions may have a material adverse effect on our financial condition and results of operations.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception in part through equity financings, bank credit facilities and other financing arrangements. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Some of our clients reach us on digital media platforms, leading to our difficulties in maintaining all the communication records.

Under the relevant laws and regulations of Brazil (including CVM Rule No. 505), we are generally required to keep the records of our communications with customers concerning our services for at least a period of 5 years, including from IFAs. To ensure all of our users and customers are best served, we occasionally provide customer service on popular digital media platforms in a similar way as other market participants in both our industry and other various industries. However, we cannot solve all the difficulties arising therefrom because the digital media platforms usually do not have functions that telephone or email operation systems use for the long-term storage of communication records, which, such difficulties, if questioned by the CVM, could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to respond to changes in user preferences for our financial products and services and provide a satisfactory user experience on our platform, or our existing and new products and services do not maintain or achieve sufficient market acceptance, we will not be able to maintain and expand our user base and increase user activities, and our financial results and competitive position will be harmed.

We believe that our user base is the cornerstone of our business. Our ability to maintain and expand our user base depends on a number of factors, including our ability to offer suitable financial products and services for our users, and our ability to provide relevant and timely products and services to meet changing user needs at a reasonable cost. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience at a reasonable cost, our users may switch to competing platforms or, in relevant cases, obtain the relevant products and services directly from their providers. As a result, user access to and user activity on our platform will decline, our products and services will be less attractive to our users, and our business, financial performance and prospects will be materially and adversely affected.

We have devoted significant resources to, and will continue to emphasize, upgrading and marketing our existing financial products and services and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new financial products and services that incorporate additional features, improve functionality or otherwise make our products more desirable to clients. New financial products and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new financial products and services could fail to attain sufficient market acceptance for many reasons, including:

•	investors are not willing to deploy their funds in a timely or efficient manner;

•	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	users may not like, find useful or agree with, any changes;

•	there may be defects, errors or failures on our platform;

•	there may be negative publicity about our financial products and services or our platform’s performance or effectiveness;

•	if new financial products and services or changes to our platform do not comply with Brazilian laws, regulations or rules applicable to us; and

•	there may be competing products and services introduced or anticipated to be introduced by our competitors.

If our existing and new financial products and services do not achieve adequate acceptance in the market, our competitive position, financial condition and results of operations could be adversely affected.

Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

As of September 30, 2019, our balance sheet includes intangible assets that amount to R$521 million. These assets consist primarily of identified intangible assets associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Brazilian Macroeconomic Environment.”

Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 3.7%, 2.9% and 6.3% as of December 31, 2018, 2017 and 2016, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015 to 6.50% as of December 31, 2018, as established by the COPOM. On February 7, 2018, the COPOM reduced the SELIC rate to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019 and further reduced the rate to 5.00% on October 30, 2019. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8742 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. As of September 30, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.1638 per US$1.00, which reflected a 7.5% depreciation in the real against the U.S. dollar during the first nine months of 2019. As of November 19, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.2078 per US$1.00.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.1% in 2017 and a growth of 1.1% in 2018. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The ongoing process of negotiations between the U.K. and the European Union will determine the future terms of the U.K.’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. We have no control over and cannot predict the effect of Brexit nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We and the trading price of our Class A common shares may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit ratings in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

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In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative.

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In December 2015, Moody’s placed Brazil’s Baa3’s foreign currency credit ratings under review for downgrade and subsequently downgraded them to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario.

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Fitch downgraded Brazil’s sovereign foreign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign foreign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares and the Offering

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our Class A common shares fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq, or otherwise or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	announcements by us or our competitors of significant contracts or acquisitions;

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our results of operations;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

XP Controle will own     % of our outstanding Class B common shares, which will represent approximately     % of the voting power of our issued share capital following this offering, and will, subject to the provisions of the Shareholders’ Agreement, control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Immediately following this offering, XP Controle will control our company and will not hold any of our Class A common shares, but will beneficially own     % of our issued share capital (or     % if the underwriters’ option to purchase additional Class A common shares is exercised in full) through its beneficial ownership of all of our outstanding Class B common shares, respectively, and consequently,     % of the combined voting power of our issued share capital (or     % if the underwriters’ option to purchase additional Class A common shares is exercised in full). Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares we are offering in this offering, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Controle will, subject to the provisions of the Shareholders’ Agreement, control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, XP Controle may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of XP Controle on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They will, subject to the provisions of the Shareholders’ Agreement, be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.” In addition, for so long as they beneficially own more than two-thirds of our issued share capital, XP Controle will also have the ability to unilaterally amend XP’s Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

So long as XP Controle beneficially owns a sufficient number of Class B common shares, even if it beneficially owns significantly less than 50% of our outstanding share capital, it will be able to effectively control our decisions.

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association and the Shareholders’ Agreement, the holders of our Class B common shares, XP Controle, Itaú and GA Bermuda, are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which will be approximately     %,     % and     % of our outstanding shares, respectively, immediately after this offering. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Description of Share Capital—Preemptive or Similar Rights.”

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of this offering, we will have outstanding                Class A common shares and                Class B common shares (or                 Class A common shares and                Class B common shares, if the underwriters exercise in full their option to purchase additional shares). Subject to the lock-up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their Class A common shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in our share capital or securities convertible into or exchangeable or exercisable for any shares in our share capital during the 180-day period following the date of this prospectus. Our directors, executive officers and all of our existing shareholders have agreed to substantially similar lock-up provisions. However, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, or the representatives for the underwriters, may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Underwriting (Conflicts of Interest),” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our Class A common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Articles of Association contain, and the Shareholders’ Agreement will contain, anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain, and the Shareholders’ Agreement will contain, certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We may not pay any cash dividends in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividends and Dividend Policy” and “Description of Share Capital—Dividends and Capitalization of Profits.”

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with XP Controle, our controlling shareholder; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, which are the shares being sold in this offering, will entitle its holder to one vote per share and each Class B common share will entitle its holder to ten votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents less than 10% of the voting share rights of the Company. The beneficial owners of our Class B common shares currently consist of XP Controle, Itaú and GA Bermuda, with XP Controle holding      % of the Class B common shares. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Controle, will continue to control a majority of the combined voting power of our common shares and therefore be able to, subject to the provisions of the Shareholders’ Agreement, control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least     % of the total number of shares outstanding and the total number of the issued.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in XP (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in XP pursuant to our Articles of Association).

In light of the above provisions relating to the issuance of additional Class B common shares, as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Description of Share Capital—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of September 30, 2019, if you purchase our common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $                per share in pro forma net tangible book value, after giving effect to the Share Split. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we will be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Upon the listing of our common shares on the Nasdaq, we will be a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Immediately after the completion of this offering, XP Controle will beneficially own     % of our Class B common shares, representing     % of the voting power of our outstanding share capital (or     % if the underwriters exercise their option to purchase additional Class A common shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon the closing of this offering. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors upon the closing of this offering. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•

have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•

be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not expect to be a PFIC for our 2019 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2019 or any future year is uncertain because, among other things, (1) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Taxation—U.S. Federal Income Tax Considerations.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

XP, the company whose Class A common shares are being offered in this prospectus, was incorporated on August 29, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of XP Brazil shares to it prior to the consummation of this offering, XP will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Our unaudited interim condensed consolidated financial statements were prepared in accordance with IAS 34 and our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, XP Brazil’s financial information presented herein as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 and as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 is stated in Brazilian reais, its reporting currency. The consolidated financial information of XP Brazil contained in this prospectus is derived from XP Brazil’s unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 and XP Brazil’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” “our audited consolidated financial statements” and “our unaudited interim condensed consolidated financial statements,” are to XP Brazil’s consolidated financial statements included elsewhere in this prospectus.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Following this offering, XP will begin reporting consolidated financial information to shareholders, and XP Brazil will not present consolidated financial statements. We also maintain our books and records in Brazilian reais and our consolidated financial statements will be prepared in accordance with IFRS, as issued by the IASB.

XP Brazil and our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

Our historical financial statements included elsewhere in this prospectus do not reflect the Share Split to be conducted following the Share Contribution and prior to the consummation of this offering.

Corporate Events

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle, Itaú, GA Bermuda and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Brazil, which are all of the shares of XP Brazil, our Brazilian principal non-operating holding company whose consolidated financial statements are included elsewhere in this prospectus.

Itaú Transaction and 2022 Acquisition

In connection with the Itaú Transaction entered into on May 11, 2017, Itaú Unibanco shall purchase in 2022, subject to certain conditions precedent (including regulatory approval from the Central Bank), the equivalent of

12.5% of XP’s total outstanding capital stock (pre-public offering), which stock is currently held by XP Controle, GA Bermuda and DYNA III, for a certain and adjusted price previously agreed in the relevant share purchase agreement relating to the Itaú Transaction.

Our Corporate Reorganization

Prior to the consummation of this offering, XP Controle, Itaú, GA Bermuda and DYNA III will contribute all of their shares in XP Brazil to us. In return for this contribution, we will issue new Class B common shares to XP Controle, new Class A common shares and Class B common shares to Itaú, new Class A common shares and Class B common shares to GA Bermuda and new Class A common shares to DYNA III in a one-to-one exchange for the shares of XP Brazil contributed to us. In addition and following the Share Contribution, we will implement a four-to-one reverse share split (or consolidation), effective as of December    , 2019, which we refer to herein as the Share Split. Until the Share Contribution and the Share Split, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                common shares issued and outstanding immediately following this offering,                of these shares will be Class B common shares beneficially owned by XP Controle, GA Bermuda and Itaú and                of these shares will be Class A common shares beneficially owned by Itaú, GA Bermuda and DYNA III and by investors purchasing in this offering. See “Principal and Selling Shareholders.”

The following chart shows our corporate structure, before giving effect to our corporate reorganization and this offering:

The following chart shows our corporate structure, after giving effect to our corporate reorganization but before this offering:

Please read the information in the section entitled “Business—Our Corporate Structure” for a more thorough description of the operations of our material operating subsidiaries.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from Reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars at September 30, 2019 as reported by the Central Bank. See “Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

This prospectus presents our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjusted Net Income information for the convenience of the investors.

We present Floating Balance because we believe this measure helps to understand the effect on our balance sheet from uninvested cash balances from retail clients’ investment accounts at XP companies. We calculate Floating Balance as the sum of securities trading and intermediation (liabilities), minus securities trading and intermediation (assets). It is a metric that our management tracks internally and that investors and analysts typically want to calculate. Unlike the portions of Retail AUC invested by clients in equities, fixed income, mutual funds and almost all our other asset classes, Floating Balance is accounted for on our balance sheet, resulting in a net increase in our liabilities, and is a source of funds that we allocate to securities and financial instruments, which generates interest revenues for us. Given the size of our current AUC and the pace of our growths, Floating Balance, despite being historically only in the range of 1% to 2% of total AUC, is material and therefore helps explain the variation of the assets and liabilities in our balance sheet.

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell), less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), and (3) less Floating Balance. It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, EBITDA being a fairly common metric that market participants are familiar with, in particular when understanding and analyzing service companies. Despite having two subsidiaries that are financial institutions in Brazil, we believe our business is primarily an asset light services and fees business. Accordingly, we track internally Adjusted EBITDA as a measure of profits before the impact of income taxes, net of non-cash charges of depreciation and amortization, and before the impact of our capital structure (which comprises interest expenses from debt and interest revenues from cash and liquidity available), since we believe the latter is ultimately a corporate finance choice of the equity holders and unrelated to the capacity of the business to generate operational results. We calculate Adjusted EBITDA as net income, plus income tax, plus depreciation and amortization, plus interest expense on debt, minus interest revenue on Adjusted Gross Financial Assets.

We present Adjusted Net Income because we believe this measure can provide useful information to investors and analysts regarding the net results of the business, excluding one-time revenues or expenses related to transactions or events that are not reflective of our core operating performance. We calculate Adjusted Net Income as net income, plus Itaú Transaction and deal related expenses, minus one-time tax claim recognition (2010-2017) plus/minus taxes.

The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculation of Adjusted EBITDA and Adjusted Net Income may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments.

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report dated September 2019 by management consulting company Oliver Wyman commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Institute of Applied Economic Research (Instituto de

Pesquisa Econômica Aplicada), or the IPEA, as well as private sources, such as B3, ANBIMA, Nielsen, consulting and research companies in the Brazilian financial services industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or FGV/IBRE, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the selling shareholders, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Calculation of Net Promoter Score

Net Promoter Score, or NPS, is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?” Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous 6 months, e.g. the NPS as of December 2018 reflects the average of answers from July 2018 to December 2018. Our NPS score as calculated by us as of December 2017, December 2018 and September 2019 was 58, 64 and 71, respectively.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	competition in the financial services industry;

•	our ability to implement our business strategy;

•	our ability to adapt to the rapid pace of technological changes in the financial services industry;

•	the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new appropriately-skilled employees;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholders;

•	changes in government regulations applicable to the financial services industry in Brazil and elsewhere;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our Class A common shares in this offering will be approximately US$                million (or US$                million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per share would increase (decrease) the net proceeds to us from this offering by approximately US$                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$                 million, assuming the assumed initial public offering price stays the same.

We expect to use the net proceeds from this offering as follows:

•	to meet our anticipated increased working capital requirements resulting from the expected growth in our business;

•	to accelerate customer acquisition through increased investments in marketing and advertising;

•	to invest in personnel that complement our existing business units;

•	to invest in new financial services verticals that we plan to enter or have recently entered into, such as digital banking, payments and insurance;

•	to fund potential future acquisition opportunities; and

•	to fund other general corporate purposes.

We do not have any current plans, arrangements or understandings to make any acquisitions. We will have broad discretion in allocating the net proceeds from this offering. Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

We will not receive any proceeds from the sale of shares by the selling shareholders.

DIVIDENDS AND DIVIDEND POLICY

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. For further information on dividends, see “Description of Share Capital—Dividends and Capitalization of Profits.”

On October 16, 2019, XP Brazil declared and paid dividends totaling R$60 million. On November 1, 2019, XP Brazil declared dividends totaling R$440 million, which will be paid by the end of 2019. For further information, see note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

In 2018, 2017 and 2016, XP Brazil paid dividends totaling R$325 million, R$190 million and R$174 million, respectively. For further information regarding dividend payments by XP Brazil since January 1, 2016, see note 23(c) to our audited consolidated financial statements included elsewhere in this prospectus.

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

CAPITALIZATION

The table below sets forth our total capitalization (defined as long-term debt and total equity) as of September 30, 2019 (in each case, after giving effect to the Share Split), as follows:

•	historical financial information of XP Brazil, on an actual basis;

•

XP (after giving effect to the Share Contribution), as adjusted to give effect to the R$500 million in dividends payable by XP Brazil, of which R$60 million was declared and paid on October 16, 2019, and R$440 million was declared on November 1, 2019 and will be paid by the end of 2019;

•

XP, as further adjusted to give effect to the items listed in (2) and to the issuance and sale by XP of the Class A common shares in this offering, and the receipt of approximately US$                million (R$                million) in estimated net proceeds, considering an offering price of US$                 (R$                ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom.

Investors should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, with the sections of this prospectus entitled “Selected Financial Information,” with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with other financial information contained in this prospectus.

	As of September 30, 2019
	XP Brazil, actual		XP (after giving effect to the Share Contribution), as adjusted for the declared dividends		XP, as further adjusted for this offering(2)
	(US$)(1)	(R$)	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
Long-term debt, excluding current portion(3)	227	943	227	943
Total equity	668	2,782	548	2,282

Total capitalization(4)	895	3,725	775	3,225

(1)

For convenience purposes only, amounts in reais as of September 30, 2019 have been translated to U.S. dollars at the exchange rate of R$4.1638 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information about recent fluctuations in exchange rates.

(2)	Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and shareholders’ equity by R$ million.
(3)	Consists of borrowings, lease liabilities and debentures.
(4)	Total capitalization consists of long-term debt (excluding current portion) plus total equity.

Other than as set forth above, there have been no material changes to our capitalization since September 30, 2019.

DILUTION

Immediately prior to this initial public offering and after the Share Split and the Share Contribution, XP Controle, Itaú, GA Bermuda and DYNA III will hold all of our issued and outstanding shares, and we will hold all of the issued and outstanding shares in XP Brazil.

We have presented the dilution calculation below on the basis of XP Brazil’s net tangible book value as of September 30, 2019 because (1) until the contribution of XP Brazil shares to it, XP will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments; and (2) the number of common shares of XP in issuance prior to this offering was the same as the number of shares of XP Brazil in issuance as of September 30, 2019, after giving effect to the Share Split.

As of September 30, 2019, XP Brazil had a net tangible book value of R$2,261 million, corresponding to a net tangible book value of R$                 per share, after giving effect to the Share Split. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by                , the total number of XP Brazil shares outstanding as of September 30, 2019, after giving effect to the Share Split.

After giving effect to the Share Split and the sale of the Class A common shares offered by us in this offering, and considering an offering price of US$                per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of September 30, 2019 would have been approximately US$                million, representing US$                per share. This represents an immediate increase in net tangible book value of US$                per share to existing shareholders and an immediate dilution in net tangible book value of US$                per share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of this offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of XP have the same dividend and other rights, except for voting and preemptive rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in this offering.

Net tangible book value per share as of September 30, 2019 (after giving effect to the Share Split)	US$
Increase in net tangible book value per share attributable to new investors	US$
Pro forma net tangible book value per share immediately after this offering (after giving effect to the Share Split)	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors		%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value immediately after this offering by US$                per Class A common share and the dilution to investors in this offering by US$                per Class A common share.

The following table sets forth, on a pro forma basis, as of September 30, 2019, the number of common shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing shareholders and by the new investors, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%
New investors
Total		100%		$	100%

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares.

Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to                shares, or     % of the total number of shares outstanding after this offering, and will increase the number of shares held by new investors to                shares, or     % of the total number of shares outstanding after this offering, excluding any shares purchased by any existing holders in this offering.

To the extent that we grant options in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to new investors. See “Management—Long-Term Incentive Plan.”

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2585 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3074 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.8742 per US$1.00 mainly due to the result of lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.1638 per US$1.00 on September 30, 2019, which reflected a 7.5% depreciation in the real against the U.S. dollar during the first nine months of 2019. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of November 19, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.2078 per US$1.00.

Year	Period-end	Average(1)	Low(2)	High(3)
2014	2.6556	2.3541	2.1968	2.7397
2015	3.9042	3.3381	2.5748	4.1942
2016	3.2585	3.4827	3.1187	4.1552
2017	3.3074	3.1919	3.0504	3.3756
2018	3.8742	3.6552	3.1380	4.1873

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
May 2019	3.9401	4.0009	3.9338	4.1050
June 2019	3.8316	3.8582	3.8228	3.8997
July 2019	3.7643	3.7787	3.7394	3.8558
August 2019	4.1379	4.0194	3.8290	4.1674
September 2019	4.1638	4.1209	4.0488	4.1821
October 2019	4.0035	4.0864	3.9786	4.1734
November 2019 (through November 19, 2019)	4.2078	4.1096	3.9780	4.2078

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each business day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each business day during the month.

MARKET INFORMATION

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to this offering at or above the initial public offering price.

SELECTED FINANCIAL INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The summary interim statements of financial position as of September 30, 2019 and the interim statements of income for the nine months ended September 30, 2019 and 2018 of XP Brazil have been derived from the unaudited interim condensed consolidated financial statements of XP Brazil included elsewhere in this prospectus, prepared in accordance with IAS 34. The summary statements of financial position as of December 31, 2018 and 2017 and the statements of income for the years ended December 31, 2018, 2017 and 2016 have been derived from the audited consolidated financial statements of XP Brazil included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB. The financial information for the years ended 2018 and 2016 have been restated from the Company’s initial Form F-1 dated September 13, 2019 and should be read in conjunction with annual and consolidated financial statements, included elsewhere else in this prospectus. The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2019. Share and per share data in the table below has been retroactively adjusted to give effect to the Share Split.

Income Statement Data

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2019	2019	2018	2018	2018	2017	2016
	(US$)(1)	(R$)		(US$)(1)	(R$)
	(in millions, except earnings per share)
Gross revenue and income(2)	887	3,695	2,259	772	3,216	2,065	1,347
Sales tax(3)	(62)	(259)	(186)	(62)	(258)	(158)	(95)

Total revenue and income	825	3,437	2,073	711	2,958	1,907	1,252

Operating costs and expenses
Operating costs	(269)	(1,119)	(632)	(226)	(941)	(580)	(376)
Selling expenses	(20)	(82)	(64)	(23)	(96)	(33)	(24)
Administrative expenses	(311)	(1,294)	(828)	(283)	(1,177)	(650)	(471)
Other operating expenses, net	28	118	(19)	(8)	(31)	(8)	(6)
Interest expense on debt	(15)	(63)	(60)	(17)	(72)	(61)	—

Income before income tax	239	997	470	154	641	576	374

Income tax expense	(71)	(298)	(118)	(42)	(175)	(152)	(130)
Net income for the period / year	168	699	352	112	465	424	244

Net income attributable to:
Owners of the Parent company	166	692	350	111	461	414	189
Non-controlling interest	2	7	2	1	4	10	55
Basic and Diluted earnings per common and preferred shares – R$(4)	0.0816	0.3397	0.1796	0.05617	0.2339	0.2134	0.1360
Pro forma Basic and Diluted earnings per common and preferred shares (after giving effect to the Share Split) – R$(5)	0.3263	1.3588	0.7184	0.2247	0.9356	0.8536	0.5440

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central

Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	The sum of (i) Revenues from services rendered; and (ii) Income from financial instruments, in each case gross of taxes and contributions on revenue.
(3)	The sum of (i) Sales taxes and contributions on revenue; and (ii) Taxes and contributions on financial income.
(4)	Restated for 2018 and 2016 as set forth in note 3(xx) of our annual consolidated financial statements included elsewhere in this prospectus.
(5)

The pro forma basic and diluted earnings per share are presented using our historical earnings per share recast using the number of common and preferred shares in issue immediately prior to completion of this offering, after giving effect to the Share Split.

Balance Sheet Data

	For the Nine Months Ended September 30,		As of December 31,
	2019	2019	2018	2018	2017
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
Cash	17	70	16	68	153

Financial assets	9,038	37,632	3,983	16,583	6,104

Fair value through profit or loss	5,225	21,757	1,917	7,983	4,339

Securities	3,880	16,158	1,511	6,291	3,780
Derivative financial instruments	1,345	5,599	406	1,692	559

Fair value through other comprehensive income	188	782	167	696	—

Securities	188	782	167	696	—
Evaluated at amortized cost	3,625	15,093	1,898	7,904	1,764

Securities	133	556	37	155	—
Securities purchased under agreements to resell	3,231	13,453	1,578	6,571	935
Securities trading and intermediation	194	807	216	898	672
Accounts receivable	61	253	53	219	130
Other financial assets	6	25	15	60	28
Other assets	152	631	76	317	123

Recoverable taxes	64	267	44	183	42
Prepaid expenses	23	97	23	97	65
Right-of-use assets	53	221	—	—	—
Other	11	46	9	37	15
Deferred tax assets	43	181	37	152	226

Property and equipment	29	120	24	99	47

Intangible assets	125	521	121	505	483

Total assets	9,404	39,156	4,257	17,724	7,136

	For the Nine Months Ended September 30,		As of December 31,
	2019	2019	2018	2018	2017
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
Financial liabilities	8,209	34,181	3,654	15,216	5,606

Fair value through profit or loss	1,361	5,667	541	2,251	1,037

Securities loaned	86	360	303	1,260	713
Derivative financial instruments	1,275	5,307	238	991	324

Evaluated at amortized cost	6,848	28,514	3,114	12,965	4,569

Securities sold under repurchase agreements	4,712	19,618	1,595	6,641	514
Securities trading and intermediation	1,730	7,202	1,274	5,307	3,111
Borrowings and lease liabilities	155	646	113	470	867
Debentures	201	836	98	407	—
Accounts payables	50	206	32	135	72
Other financial liabilities	1	6	2	7	5
Other liabilities	520	2,166	97	404	372

Social and statutory obligations	66	276	60	252	295
Taxes and social security obligations	35	145	25	103	61
Private pension liabilities	413	1,722	4	16	—
Provisions and contingent liabilities	4	16	4	17	12
Other liabilities	2	9	4	16	4
Deferred tax liabilities	7	27	3	12	7

Total liabilities	8,736	36,374	3,754	15,633	5,984

Equity attributable to owners of the Parent company	667	2,778	501	2,085	1,144

Share capital	223	928	223	928	255
Capital reserves	129	536	129	536	535
Revenue reserves	99	412	99	412	150
Carrying value adjustments	51	211	50	209	203
Retained Earnings	166	692	—	—	—
Non-controlling interest	1	4	2	7	8
Total equity	668	2,782	502	2,092	1,152

Total liabilities and equity	9,404	39,156	4,257	17,724	7,136

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$4.1638 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018, and our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Financial Information” and “Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large ecosystem of retail investors, institutions, and corporate issuers in local and international markets, with offices in Brazil, New York, Miami, London and Geneva.

Our revolutionary XP Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners and has enabled us to instill trust in the XP brand and begin to change the way investment services are sold in Brazil. This proprietary approach incorporates a unique combination of capabilities, services and technologies to deliver a highly differentiated and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably.

Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total AUC. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with expenditures amounting to 4.6% of net revenues for the year ended December 31, 2018 and to 2.4% of net revenues for the nine months ended September 30, 2019.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016
Client Activity Metrics (unaudited)
Retail – AUC (in R$ billions)	350	181	202	126	65
Retail – active clients (in thousands)	1,536	763	892	539	339
Retail – gross total revenues (in R$ millions)	2,516	1,686	2,351	1,485	934
Institutional – gross total revenues (in R$ millions)	497	341	484	345	261
Issuer Services – gross total revenues (in R$ millions)	286	104	178	106	55
Digital Content – gross total revenues (in R$ millions)	83	32	54	29	18
Other – gross total revenues (in R$ millions)	315	97	150	99	79
Company Financial Metrics
Gross revenue and income (in R$ millions)	3,695	2,259	3,216	2,065	1,347
Total revenue and income (in R$ millions)	3,437	2,073	2,958	1,907	1,252
Gross Margin (%)(1)	67.4%	69.5%	68.2%	69.6%	70.0%
Adjusted EBITDA (in R$ millions)(2)	1,015	491	662	565	326
Adjusted Net Income (in R$ millions)(2)	657	376	491	428	244
Adjusted Net Margin (%)(3)	19.1%	18.1%	16.6%	22.4%	19.5%

(1)	Calculated as total revenue and income less operating costs, divided by total revenue and income.
(2)	For a reconciliation of our Adjusted EBITDA and Adjusted Net Income, see “Summary Financial Information—Non-GAAP Financial Measures.”
(3)	Calculated as Adjusted Net Income divided by total revenue and income.

The following table sets forth additional business metrics as of and for the periods indicated, related to Retail AUM. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016
Retail AUM Metrics (Unaudited)
Retail – AUM as a % of Retail AUC (%)	10.5%	12.7%	12.7%	11.4%	8.6%
Retail – AUM (in R$ billions)	36.7	23.1	25.7	14.4	5.6
Mutual and Hedge Funds	20.3	13.2	14.8	7.7	3.7
Hedge Funds (Fundo de Investimento Multimercado)	9.8	6.9	7.8	4.4	1.9
Equity Funds (Fundo de Investimento em Ações)	2.5	1.8	2.1	1.1	0.5
Fixed Income Funds (Fundo de Investimento Renda Fixa)	7.9	4.5	4.9	2.1	1.3
Other Funds	0.1	0.0	0.0	—	—
Exclusive Funds	7.4	4.9	5.5	3.5	0.8
Pension Funds	3.9	1.4	1.4	1.0	—
Investment Clubs	1.0	0.5	0.6	0.4	0.3
Managed Portfolios	4.1	3.1	3.3	1.8	0.7
Retail – AUM Weighted Average Management Fee (% p.a.)	0.9%	1.0%	0.9%	1.0%	1.1%
Mutual and Hedge Funds	1.1%	1.3%	1.3%	1.4%	1.3%
Hedge Funds (Fundo de Investimento Multimercado)	1.4%	1.6%	1.6%	1.6%	1.7%
Equity Funds (Fundo de Investimento em Ações)	2.0%	2.1%	2.1%	2.2%	2.2%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.5%	0.5%	0.5%	0.5%	0.5%
Other Funds	0.8%	0.8%	0.8%	n.a.	n.a.
Exclusive funds	0.3%	0.3%	0.3%	0.3%	0.4%
Pension Funds	1.1%	1.2%	1.2%	1.1%	n.a.
Investment Clubs	1.1%	1.0%	1.0%	1.0%	0.9%
Managed Portfolios	0.5%	0.5%	0.5%	0.6%	0.6%

Retail – Assets Under Custody (“AUC”)

Retail AUC is the market value of all retail client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão, XP Advisory and XP Vista, as well as by third-party asset managers), pension funds (including those from XP VP, as well as by third-party insurance companies), exchanged traded funds, COEs (Structured Notes), REITs (real estate investment funds), uninvested cash balances (Floating Balances), among others. We consider AUC to be indicative of our appeal in the marketplace. AUC varies from period to period based on (1) the amount of cash and assets transferred into, and out of, XP’s platform by clients and (2) fluctuation of market prices of securities and net asset values of mutual and pension funds.

Retail – Assets Under Management (“AUM”)

Retail AUM is a component of Retail AUC, and represents the market value of (i) retail client assets invested in mutual, hedge and pension funds managed by XP Gestão or XP Vista, (ii) high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory, and (iii) investment clubs. AUM varies from period to period based on (1) the amount of cash and assets transferred into, and out of, these assets; and (2) fluctuation of net asset values of funds and market prices of securities within portfolios.

Retail – Active Clients

Active clients are the number of total clients served through XP, Rico, Clear, XP Investments and Sartus/XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. The majority of clients are individuals, but we also include in retail, small and medium-sized enterprise clients and corporate clients that have investment accounts with us.

Retail – Gross Total Revenues

Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to, (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers, that are distributed to our retail clients; (2) rebates from management fees from pension funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3; (5) securities placement fees earned on COE sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities sold to retail clients; and (8) net income earned on Floating Balances, which allocate to overnight and other highly liquid investments. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.

Institutional – Gross Total Revenues

Institutional gross total revenues include all types of revenue and income streams directly related to Institutional clients – asset managers, pension fund managers, bank treasuries and private client desks, single and multi-family offices, corporate client treasuries, municipal and state pension fund managers, insurance companies, among others. These clients, across all regions such as Asia, Europe, the United States, and Latin America (principally Brazil), are served through our onshore and offshore trading desks and dedicated support teams in São Paulo, New York and London, both via electronic trading and voice platforms, and access a wide range of products and services, including products such as equities (cash, derivatives, stocks lending and index), fixed income government and corporate bonds, FX (spot, NDF, futures, derivatives), rates (futures, swap and derivatives), commodities, XP Gestão and XP Vista mutual funds, among others. Therefore, we include in this line (1) brokerage commissions on trades by Institutional clients; (2) the distribution fee component out of securities placement fees earned on the sale of fixed income and equity securities to Institutional clients; (3) management fees from funds managed by our asset managers and XP Vista and sold to Institutional clients; and (4) net income from corporate, bank and government fixed income securities sold to Institutional clients, among others. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.

Issuer Services – Gross Total Revenues

Issuer Services gross total revenues primarily include capital markets security placement fees earned from corporate clients that hire XP for structuring, underwriting or placement of debt (such as Debentures, Infrastructure Bonds, CRIs, CRAs, FIDCs, LFs) or equity securities (IPOs, follow-ons, block trades and tender offers), the majority of which are sold to our retail clients given the breadth and reach of out platform. In addition, we also provide complimentary Issuer Services such as M&A advisory and structured finance operations.

Digital Content – Gross Total Revenues

Digital Content gross total revenues primarily include revenues from (1) selling XP Educação educational courses and content to retail clients and to non-client individuals, and (2) selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney.

Other – Gross Total Revenues

We include in Other gross revenues and income not allocated to Retail, Institutional, Issuer Services and Digital Content solution categories, such as principal trading operations, which consists of investing our own net cash balances, which we refer to as our Adjusted Gross Financial Assets, in low risk securities, arbitrage transactions and other investments with limited exposure to market risk.

Review of Results for the Nine Months Ended September 30, 2019

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Retail – Our number of active clients increased by approximately 101% from 763 thousand as of September 30, 2018 to 1,536 thousand as of September 30, 2019, primarily through the growth of our XP Direct, Rico and Clear channels. Driven by the combined net inflow growth from both new and existing clients, our AUC increased by 93% from R$181 billion as of September 30, 2018 to R$350 billion as of September 30, 2019. Our AUM increased by 59%, from R$23.1 billion (12.7% of our Retail AUC) as of September 30, 2018 to R$36.7 billion as of September 30, 2019 (10.5% of our Retail AUC), driven by the expansion of the funds’ asset class in the platform and the good overall performance of XP Gestão, XP Vista and XP Advisory funds within their specific fund categories, and their increasing acknowledgement by the market and our client base. Retail Gross Total Revenues increased by 49% from R$1,686 million for the nine months ended September 30, 2018 to R$2,516 million for the nine months ended September 30, 2019, driven by the increase in AUC and by a slight decrease in retail revenues divided by average retail AUC, or Revenue Yield, from 1.5% per annum for the nine months ended September 30, 2018 to 1.2% per annum for the nine months ended September 30, 2019. The decrease in Revenue Yield was mainly due to changes in the revenue mix per asset class, as we have experienced (1) modest revenue from COE; (2) average revenue growth from equities and futures; and (3) robust growth in equities custody without a corresponding growth in equity brokerage commissions, that slightly diluted the revenue yield from this asset class. The weighted average management fee of our AUM decreased from 1.0% as of September 30, 2018 to 0.9% as of September 30, 2019, driven mainly by (1) the change in mix, given (i) below average growth of 43% in hedge funds and 41% in equity mutual funds, which are classes with higher fees (1.4% and 2.0%, respectively) than average (0.9%), and (ii) above average growth of 77% in fixed income mutual funds, which is a class with lower fees (0.5%) than average (0.9%); and (2) decreases in the average fee in hedge funds, from 1.6% to 1.4%.

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Institutional – gross revenues totaled R$497 million for the nine months ended September 30, 2019, a 45% increase from R$341 million for the nine months ended September 30, 2018. This increase was primarily attributable to (1) the increase in trading volume of our Brazilian trading desks, mainly due to the improvement in the macroeconomic environment in Brazil, including a significant increase in the average daily traded volume in equities on the B3; (2) increase in securities placements, including IPOs in equity markets and the private placement of bonds; (3) the decrease in interest rates, which benefited our trading desks that trade in futures; (4) the expansion of our recently established offshore trading desks, which has benefited from an increasing number of local asset management firms executing trades offshore and vice-versa; and (5) the appreciation of the U.S. dollar against the real, impacting positively the translation of revenues recognized in U.S. dollars.

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Issuer Services – gross revenues totaled R$286 million for the nine months ended September 30, 2019, a 176% increase from R$104 million for the nine months ended September 30, 2018. This increase was primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets, from 65 transactions for the nine months ended September 30, 2018 to 119 transactions for the nine months ended September 30, 2019.

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Digital Content – gross revenues totaled R$83 million, a 158% increase from R$32 million for the nine months ended September 30, 2018. This increase was primarily attributable to the increase in the sales of our online educational products through our XP Educação portal, not only in the individual courses category but also in the adult enrichment category, with the launch of three new flagship courses.

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As a result, our total revenue and income increased 66% from R$2,073 million for the nine months ended September 30, 2018 to R$3,437 million for the nine months ended September 30, 2019. Gross margin contracted slightly from 69% to 67%, due to differences in revenue mix (with asset classes with higher commission payouts growing faster) and to increases in costs related to incentives paid to our IFA network to accelerate expansion. The nine months ended September 30, 2019 were also marked by an increase in investments in our brand and client acquisition, in technology solutions and infrastructure and in expanding our employee base. As a result, selling expenses increased 27% to R$82 million for the nine months ended September 30, 2019 and administrative expenses increased 56% to R$1,295 million for the same period. As expenses grew less than total revenue and income, a part of the impact in the gross margin compression was compensated, resulting in a 99% net income growth, from R$352 million for the nine months ended September 30, 2018 to R$699 million for the nine months ended September 30, 2019, and a net margin expansion from 17% to 20%, respectively.

Review of 2018 Results

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Retail – Our number of active clients increased by approximately 66% from 539 thousand as of December 31, 2017 to 892 thousand as of December 31, 2018, primarily through the growth of our XP Direct, Rico and Clear channels. Driven by the combined net inflow growth from both new and existing clients, our AUC increased by 60% from R$126 billion as of December 31, 2017 to R$202 billion as of December 31, 2018. Our AUM increased by 78%, from R$14.4 billion as of December 31, 2017 (11.4% of our Retail AUC) to R$25.7 billion as of December 31, 2018 (12.7% of our Retail AUC), driven by the expansion of the funds’ asset class in the platform and the good overall performance of XP Gestão, XP Vista and XP Advisory funds within their specific fund categories. Retail Gross Total Revenues increased by 58% from R$1,485 million in 2017 to R$2,351 million in 2018, driven by the increase in AUC and by a slight decrease in retail revenues divided by average retail AUC, or Revenue Yield, from 1.5% per annum in 2017 to 1.4% per annum in 2018. The decrease in Revenue Yield was mainly due to changes in the revenue mix per asset class, as we have experienced (1) robust revenue growth from mutual funds; (2) average revenue growth from equities, futures and COE; (3) modest revenue growth from floating revenues which were impacted by interest rate decreases; and (4) flat revenues from fixed income securities year-over-year. Certain asset classes have lower Revenue Yield than other asset classes, such as mutual funds. For example, if mutual funds grow more than other assets classes, our total Revenue Yield decreases, and if mutual funds grow less than other asset classes, our total Revenue Yield increases. The weighted average management fee of our AUM decreased from 1.0% as of December 31, 2017 to 0.9% as of December 31, 2018, driven mainly by a mix more concentrated in fixed income funds, that grew 135% in the period and increased from 15% to 19% of Retail AUM, and have lower than average fees at 0.5% per annum.

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Institutional – gross revenues totaled R$484 million in 2018, a 40% increase from R$345 million in 2017. This increase was primarily attributable to (1) the increase in trading volume of our Brazilian trading desks, mainly due to the positive market reaction to the outcome of the 2018 presidential elections; (2) market share gains as result of continuous improvement of value added complementary services such as political, equity and macroeconomic sell-side research and corporate access; and (3) the expansion of our recently established offshore trading desks.

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Issuer Services – gross revenues totaled R$178 million in 2018, a 68% increase from R$106 million in 2017. This increase was primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets, from 76 transactions in 2017 to 94 transactions in 2018.

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Digital Content – gross revenues totaled R$54 million, an 86% increase from R$29 million in 2017. This increase was primarily attributable to the increase in the sales of our online educational products through our XP Educação portal.

•	As a result, our total revenue and income increased 55% from R$1,907 million in 2017 to R$2,958 million in 2018. Gross margin contracted slightly from 70% to 68%, due to differences in revenue mix (with asset classes with higher commission payouts growing faster) and to increases in costs related to incentives paid to our IFA network to accelerate expansion. 2018 was also marked by a disproportional increase in investments in our brand and client acquisition, in technology solutions and infrastructure and in expanding our employee base and office spaces. As a result, selling expenses grew 192% to R$96 million in 2018 and administrative expenses grew 81% to R$1,177 million in 2018, offsetting the majority of the positive impact from the 55% growth in revenues and resulting in a 10% net income growth, from R$424 million in 2017 to R$465 million in 2018 and a net margin contraction from 22.2% in 2017 to 15.7% in 2018. We expect to recover part of this margin contraction in the short term as part of the investments made return through new products, new services and improved technology platforms that lead to greater efficiency and scalability, higher operational leverage and lower operating costs.

Review of 2017 Results

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Retail – Our number of active clients increased by approximately 59% from 339 thousand as of December 31, 2016 to 539 thousand as of December 31, 2017, primarily through the growth of our XP Direct, Rico and Clear channels. Driven by the combined effect of the net inflow from both new and existing clients, our AUC increased by 93% from R$65 billion in 2016 to R$126 billion in 2017. Our AUM increased by 156%, from R$5.6 billion as of December 31, 2016 (8.6% of our Retail AUC) to R$14.4 billion as of December 31, 2017 (11.4% of our Retail AUC), driven by the expansion of the funds’ asset class in the platform, the good overall performance of XP Gestão, XP Vista and XP Advisory funds within their specific fund categories and the strong growth in flagship funds launched more recently, such as XP Crédito Estruturado FIC FIM. Retail Gross Total Revenues increased by 60% from R$934 million in 2016 to R$1,494 million in 2017, driven by the increase in AUC and by a decrease in Revenue Yield, from 2.0% per annum in 2016 to 1.5% per annum in 2017. The decrease in Revenue Yield was mainly due to the decrease in average interest rates (which decreased from 14.1% to 10.1% and impacted the yield of our floating revenues and, to a smaller extent, the yield of our fixed income revenues) and to changes in the revenue mix per asset class, due to (1) robust revenue growth from mutual funds and COE; (2) average revenue growth from equities, futures, and floating revenues; and (3) modest revenue growth from fixed income securities year-over-year. The weighted average management fee of our AUM decreased from 1.1% as of December 31, 2016 to 1.0% as of December 31, 2017, driven mainly by exclusive funds, which saw a decrease in its average fees from 0.4% to 0.3% per annum, in addition to having grown 316% in the period, increasing from 15% to 24% of Retail AUM, and therefore tilting the AUM mix towards a class with lower than average fees, bringing the weighted average fee down.

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Institutional – gross revenues totaled R$345 million in 2017, a 32% increase from R$261 million in 2016. This increase was primarily attributable to (1) increase in market share on several institutional trading desks; and (2) an overall increase on trading volume in B3, primarily due to the commencement of the reform agenda driven by former President Michel Temer in late 2016 and early 2017.

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Issuer Services – gross revenues totaled R$106 million in 2017, a 92% increase from R$55 million in 2017. This increase was primarily attributable to the increase in number of mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets, from 30 transactions in 2016 to 76 transactions in 2017.

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Digital Content – gross revenues totaled R$29 million, a 65% increase from R$18 million in 2016. This increase was primarily attributable to the increase in the sales of our online educational products through our XP Educação portal as well as content and media revenues from our Infomoney portal.

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As a result, our total revenue and income increased 52% from R$1,252 million in 2017 to R$1,907 million in 2017. Gross margin experienced a slight contraction from 70% to 69%, due to differences in revenue mix (with asset classes with higher commission payouts growing faster) and increased growth incentives to IFAs. 2017 was also marked by operating leverage gains on selling expenses and administrative expenses and an increase in investments in technology infrastructure and development. As a result, selling expenses increased 34% to R$33 million in 2017 and administrative expenses increased 38% to R$580 million in 2017, thus leveraging the positive impact from the 52% growth in revenues and resulting in a 74% net income growth, from R$244 million in 2016 to R$424 million in 2017 and a net margin expansion from 19.5% in 2016 to 22.2% in 2017.

Our Cohorts and Client Economics

We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and the significant opportunity in the future. For example, we measured the net new money invested with us over time across four cohorts, which were defined as new clients that became active on our platform in January 2016, January 2017, January 2018 and January 2019. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.

We found that each cohort progressively began with a larger initial investment of AUC as our company was growing, our ecosystem was expanding, and our brand was getting stronger. For example, our January 2019 cohort began with an initial investment that was nearly 7x the size of our January 2016 cohort. However, more importantly, we found that each cohort demonstrated significant growth in their total AUC invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, each cohort of clients was content enough with their XP client experience that they chose to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet. For example, as shown in the following chart:

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January 2016 Cohort – This cohort began with an initial AUC investment of R$511 million and, after adjusting out the net appreciation of assets, the net balance of invested AUC increased 44% after 6 months, 76% after 12 months, 97% after 18 months, 109% after 24 months, and 109% after 30 months;

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January 2017 Cohort – This cohort began with an initial AUC investment of R$1,678 million, up 228% over the January 2016 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 51% after 6 months, 78% after 12 months, and 101% after 18 months, 112% after 24 months, and 128% after 30 months;

•	January 2018 Cohort – This cohort began with an initial AUC investment of R$2,135 million, up 27% over the January 2017 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months, 75% after 12 months, and 92% after 18 months; and

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January 2019 Cohort – This cohort began with an initial AUC investment of R$3,514 million, up 65% over the January 2018 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months.

As our clients add new money onto our platform and become more comfortable using our technologies and services, they may also purchase more products within their existing financial product categories or begin to explore new categories. For example, a customer with a portfolio of equity securities may purchase additional equities and equity products, such as futures, and also diversify into fixed income products.

We believe a simple cohort data analysis demonstrates this trend in our business and the significant opportunity in the future. For example, we measured the average number of product categories per client invested with us (with declared net worth above R$50k) over time across four cohorts, which were defined as new clients that became active on our platform in January 2016, January 2017, January 2018 and January 2019. Product categories include equities and futures, fixed income securities, pension funds, XP Asset Management funds, third party mutual funds, structured notes and REITs, and the clients with a declared net worth above R$50k represent over 80% of our total AUC in the abovementioned periods.

We found that each cohort progressively began with a higher number of investment product categories as new products and services were added to the platform. For example, our January 2019 cohort began with an average number of product categories that was over 10% higher than our January 2016 cohort. Furthermore, more importantly, we found that each cohort demonstrated significant growth in the average number of product categories invested with XP over time. This demonstrates that after making their initial investments, each cohort of clients was content enough with their XP client experience that they chose to continue investing in new product categories. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base with an increasing cross-sell of complementary and adjacent products and services. For example, as shown in the following chart:

Average Number of Product Categories per Client (#)

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January 2016 Cohort – This cohort began with an initial 1.7 average number of product categories invested. This number increased 34% after 6 months, 38% after 12 months, 48% after 18 months, 53% after 24 months, 61% after 30 months, and 65% after 36 months;

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January 2017 Cohort – This cohort began with an initial 1.8 average number of product categories invested. This number increased 30% after 6 months, 40% after 12 months, 49% after 18 months, 51% after 24 months, and 55% after 30 months;

•	January 2018 Cohort – This cohort began with an initial 1.9 average number of product categories invested. This number increased 31% after 6 months, 38% after 12 months and 44% after 18 months; and

•	January 2019 Cohort – This cohort began with an initial 1.9 average number of product categories invested. This number increased 32% after 6 months.

Given our increasing amount of AUC from existing clients, illustrated by our net inflow cohort analysis, and our increasing cross-sell of complementary and adjacent products and services, illustrated by the average number of products per customer cohort analysis, and the relatively high switching costs in the financial services market, we believe the LTV of our customers is increasing. Our business model also has relatively low customer acquisition costs, or CAC, per client, due to our primarily digital business model, our self-reinforcing ecosystem, and our highly efficient omni-channel distribution network. We believe our marginal CAC will continue to benefit from scale efficiencies.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are driven by the following factors:

Growth of our Retail AUC

We generate a significant portion of our revenues from fees derived from our balance of Retail AUC, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories. This income is primarily driven by:

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Current Balance of Retail AUC from Existing Clients – We provide our existing clients with a large range of financial products and services in which to invest their existing AUC already on our platform. Depending on the mix of products and services that our clients choose, we generate numerous forms of income from our current balance of AUC. As our clients choose to diversify their portfolios and shift their investments from one product to another, we can generate new income from our current balance of AUC.

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New AUC from Existing Clients – As our clients enjoy the XP client experience, many choose to add more money into their accounts. They may use these additional funds to acquire (1) a greater amount of their existing products and services or (2) diversify their portfolios by purchasing additional products and services in new categories. For example, a customer with a portfolio of equity securities may purchase additional equity products and diversify into fixed income products. As our clients add more money to their accounts, we generate additional income from the new balance of AUC introduced onto our platform.

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New AUC from New Clients – As our omni-channel distribution and brands continue to grow, we attract and on-board new clients onto our platform who fund their accounts with new money. We generate additional income from the new balance of AUC introduced by these new clients.

Given the size and economies of scale of our platform and the recurring nature of our revenues due to our business model, we generate a significant amount of our revenues from our current balance of AUC and new AUC from existing clients, as shown in the following chart.

% of Retail Revenue From New Clients vs Existing Clients

The breakdown set forth in the chart above considers only the portion of retail revenues that we track on a client level that represents: (1) for 2016, 73% of total retail revenues; (2) for 2017, 78% of total retail revenues; (3) for 2018, 82% of total retail revenues; (4) for the nine months ended September 30, 2019, 86% of total retail revenues.

Adoption of our Retail Financial Products and Services

We grow our Retail AUC, in part, by providing an open platform that has a large and expanding base of retail financial products and services for our existing active clients to choose from. As our clients choose to diversify their portfolios and shift their investments from one product to another, we generate new income from their purchase of additional products and services. We drive the adoption of our retail financial products and services by:

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Cross-Sale of Our Products and Services – Our existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental marketing and advertising expenses for us. We believe the breadth of our offerings represents an opportunity to further increase engagement with our existing clients. To the extent that we are able to cross-sell these products and services and develop and introduce new products and services to our existing clients and attract new clients, we expect our revenues and financial income to continue to grow and our margins to increase.

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Development of New Products and Services – We strive to stay on the cutting edge of the financial technology solutions industry by developing and launching new products and services and intend to continue to invest in product development to build new products and services and to bring them to market. This allows us to continue to meet the needs of our clients, as these needs grow and change over time. We develop our products and services from: (1) our internal new product structuring initiatives; (2) our internal development of new services; (3) third-party vendors who provide complementary financial products and services that we do not provide ourselves; and (4) third-party vendors who provide competitive financial products and services that are similar to those that we offer or are in similar categories.

We plan to continue to invest in product development in order to maintain and increase the attractiveness of our products and services. We also plan to continue integrating value-added services, including the expansion of our asset management and wealth management services to improve the popularity of our platform, enhance customer stickiness and increase revenue streams. While we expect our total expenses to increase in the short term as we plan for growth, we expect our expenses to decline as a percentage of our total revenue and income over the medium term as these investments benefit our business and our business grows. In addition, in implementing new solutions, we expect to incur initial operational investments in periods prior to the realization of any future revenues associated with this upfront investment. With the deployment of new and better technologies, management processes and training, we expect the productivity of our solutions to improve over time.

Growth of our Active Retail Clients

We grow our Retail AUC, in part, by increasing the number of active clients who invest on our platform. We attract new active clients through our digital content initiatives, our direct online portals, such as XP Direct, Rico and Clear, and our IFA network.

The number of these clients depends on several factors, including but not limited to: (1) our brand awareness and reputation; (2) the usability and popularity of our platform; (3) the user experience across the client’s journey in our ecosystem and on our platform; (4) our offerings, including access to our broad range of existing products and services and potential new solutions that add value to our clients; (5) the level of customer service and support; and (6) our ability to continue to adapt and innovate.

Our ability to increase our Retail AUC from new clients who invest with us is an important lever of revenue growth, though it is decreasing in contribution due to the size and economies of scale of our platform and the recurring nature of our revenues due to our business model. New active clients accounted for 14% of our retail total gross revenues the nine months ended September 30, 2019, compared to 18% in 2018, 22% in 2017 and 27% in 2016.

Growth of our Commercial and Digital Content Services

We also generate a smaller portion of our revenues from our Issuer, Institutional and Digital Content services, which are complementary to our platform and enhance the value and liquidity (through the volume of unlisted securities traded through our platform in the secondary market) of our ecosystem. These include:

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Issuer and Institutional Services – We provide a range of financial services to over 400 commercial clients, such as institutions and corporate issuers, that generate several revenue streams, including advisory, structuring and distribution fees from issuers and commissions and asset management fees from institutions. These revenues are based on the volume of investment and capital markets activity accessed through or transacted on our platform. We have developed tailored solutions for commercial customers and intend to (1) expand our service offerings to them; (2) foster long-term partnerships with them; and (3) increase the proportion of revenues generated from them.

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Digital Content Services – We provide a range of digital content services to our ecosystem designed to promote financial awareness, increase the frequency of use of our products and services by our existing customers, and attract new customers. We generate income from our online financial education courses made available by our XP Educação service and from advertising fees generated by our Infomoney financial news portal.

As we increase our offerings of these products and services, we expect to attract more clients and in turn generate more revenues. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective commercial and digital content products and services.

Management and Improvement of Our Technology Platform

Our technology platform is critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to expand our platform capabilities for our users and customers and enhance our clients’ experience by improving existing, and developing, new and innovative, features and services. We intend to continue strengthening the innovation, security, efficiency and effectiveness of our services, including our user-friendly interfaces, comprehensive functionalities and customer service capabilities. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more clients. Our ability to serve more clients, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

In addition, our technology infrastructure and compliance capabilities also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business. In addition, we experience cyber-threats and attempted security breaches. If these were successful, these cyber security incidents could impact revenue and operating income and increase costs. We therefore continue to make investments, which may result in increased costs, to strengthen our cybersecurity measures.

Implementation of Our Marketing Strategy

Our marketing strategy is designed to grow our business and platforms by reinforcing brand recognition and confidence associated with the XP brand and our related brands. We will continue to build and maintain brand recognition and awareness, while generating demand for our products and services through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, online advertising and advertising through digital media, such as social media accounts, social media influencers, online videos and sponsored blogs. Marketing initiatives that specifically aim to attract new customers currently focus on introducing them to our financial services and products through our platform, enhancing our brand awareness by connecting them to our history, and creating awareness of the poor services and low returns of the products offered by traditional banks.

We believe that introducing our financial services and products to potential customers is the most efficient and cost-effective strategy to sustain our growth, creating a “network effect” where existing customers recruit new customers for us through word-of-mouth recommendations. Given the nature of our revenue streams, our investments in marketing and advertising campaigns do not realize returns in the same period in which they are made but over subsequent periods, which could adversely affect our short-term results.

Our Ability to Compete Effectively

We and our competitors compete to attract new customers and increase volume of AUC, attract IFAs, increase returns on customer investments, offer a broad range of products and services at competitive prices, win mandates on capital markets transactions, and introduce innovations in online digital solutions and financial services. Our ability to compete is influenced by key factors such as (1) the performance of our products and their asset classes; (2) our ability to improve our platform and launch new products and services; (3) the liquidity we provide on transactions; (4) the transaction costs we incur in providing our solutions; (5) the efficiency in the execution of transactions on our platform and through our issuer services business; (6) our ability to hire and retain talent and IFAs; and (7) our ability to maintain the security of our platform and solutions. See “Business—Competition” for more detail on our competitors.

Brazilian Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, trading volumes and market flows and volatility.

While our business is impacted by the overall activity of the market and market volatility, this impact is partially mitigated by the fact that customers do not typically withdraw the funds they invest with us, and instead allocate them to different products we offer depending on market and macroeconomic conditions. For example, during periods of high market volatility or high interest rates, our clients tend to allocate their funds in low risk, fixed income instruments, and during periods of low market volatility or low interest rates, they tend to allocate their funds to higher risk, high yield instruments such as equities. In addition, we are actively engaged in the further digitalization of our financial services and products, which will help further mitigate this impact as we believe secular growth trends can offset market volatility risk.

The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and GDP growth in Brazil. Our results of operations are affected by levels of interest rates, the expansion or retraction of the capital markets, trading volumes and market inflows in Brazil, each of which impacts the number and overall volume of capital markets transactions and available overall liquidity. For more information, see “Risk Factors—Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2019	2018	2018	2017	2016
	(in percentages, except as otherwise indicated)
Real growth (contraction) in gross domestic product	n.a.	1.1	1.1	1.1	(3.3)
Inflation (IGP-M)(1)	4.1	8.3	7.5	(0.5)	7.2
Inflation (IPCA)(2)	2.5	3.3	3.7	2.9	6.3
Long-term interest rates – TJLP (average)(3)	6.6	6.8	6.7	7.1	7.5
CDI interest rate (average)(4)	4.6	4.8	6.5	10.1	14.1
Period-end exchange rate – R$ per US$1.00	4.1638	4.0033	3.8742	3.3074	3.2585
Average exchange rate – R$ per US$1.00(5)	3.8881	3.6049	3.6552	3.1919	3.4827
Appreciation (depreciation) of the real vs. US$ in the period(6)	(7.5)	(21.0)	(17.1)	(1.5)	16.5
Unemployment rate(7)	11.8	11.9	12.3	12.8	11.3

Sources: FGV, IBGE, IPEA, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average of the purchase exchange rate of each business day of the period.
(6)	Comparing the US$ closing purchase exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

Inflation has a direct effect on our contracts with certain suppliers, such as telecommunications operators, whose costs are indexed to the IPCA, and data processors, whose labor costs are adjusted according to inflation. While inflation may cause our suppliers to increase their prices, we are generally able to offset this effect as higher inflation typically results in higher interest rates, increasing our spreads on certain transactions.

Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of the net interest margins we earn on financial investments we allocate customer funds to on an overnight basis, compounding our AUC base as well as the potential mix of products clients are willing to invest in.

Acquisitions and New Lines of Business

Lirios

On September 2, 2019, we incorporated Lirios Participações Ltda. (the legal name of which is expected to change to Spiti Análise Ltda.), our Brazilian subsidiary, to act as a provider of independent research reports to retail clients.

Banco XP

On October 11, 2019, the Central Bank authorized Banco XP to operate as a multi-purpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange markets. On that same date, the share capital of Banco XP was increased from R$10 million to R$100 million.

XP Vida e Previdência

On December 11, 2017, we incorporated XP Controle 5 Participações S.A., a life insurance and private pension plans provider in Brazil. On September 5, 2018, the SUSEP granted XP Controle 5 Participações S.A. the Portaria No. 7200 authorization to operate as an insurance company in Brazil, and XP Controle 5 Participações S.A. changed its legal name to XP Vida e Previdência S.A.. In an effort to support our expansion strategy, XP VP increased its capital to R$17.5 million on September 24, 2018 and to R$22.5 million on July 24, 2019.

Following a transition period during which XP VP tested and integrated its systems and processes, XP VP began its operations in April 2019.

Rico

On August 10, 2017, following the approval of the Central Bank, we completed the acquisition of Rico Corretora de Títulos e Valores Mobiliários S.A., or Rico, for an aggregate purchase price of approximately R$405 million. At the time of the acquisition, Rico had approximately R$10.9 billion in assets under custody and approximately 129,000 clients. The Rico acquisition was in line with our growth strategy to accelerate the expansion of our retail customer base and the further positioning of our complementary brands, namely XP Investimentos, Clear and Rico, and was a key driver of the expansion of our business. On October 4, 2018, following the approval of the Central Bank, the entity Rico merged into XP CCTVM, but it remains as a brand. For further information on the marketing and positioning of our brands, see “Business.”

2016 Corporate Reorganization

During 2016, XP Brazil, through a series of transactions with G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda), conducted a corporate reorganization with the objective of simplifying the organization of the group and eliminating non-controlling interests. For further information, see note 5(iii) to our audited consolidated financial statements included elsewhere in this prospectus.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues. Historically, our revenues have been strongest during the second and the last quarter of each year as a result of performance fees of mutual funds from both our own asset management business as well as third-party funds distributed through our platform. Adverse events that occur during those periods could have a disproportionate effect on our results of operations for the entire fiscal year. In addition, we are also impacted by the number of business days in each quarter, which affects our trading and brokerage businesses. As a result of quarterly fluctuations caused by these and other factors, comparisons of our results of operations across different fiscal quarters may not be accurate indicators of our future performance.

Description of Principal Line Items

Total revenue and income

Our total revenue and income consist of (1) net revenue from services rendered (2) net income from financial instruments.

Net revenue from services rendered. This is our main source of revenue, deriving mostly from services rendered and fees charged at daily transactions from customers and consisting of:

•

Brokerage commissions, which consist of (1) commissions earned on trading of stock, futures and derivatives listed on the B3 by our retail clients; (2) commissions earned on trading of stock, futures and derivatives listed on the B3 by our institutional clients; (3) commissions earned on intermediation of non-deliverable-forward and other over-the-counter contracts; and (4) commissions earned on trading of US equities, futures and derivatives by our international institutional clients.

•

Securities placements, which consist of (1) fees earned on COE sales to retail clients (we structure the COE based on perception of demand and attractiveness of a specific exposure under current and prospective macroeconomic scenarios, and a partner bank issues the COE); (2) structuring fees related to issuer services where we are hired by corporate clients placing fixed income, equity or exchange traded fund securities in the capital markets; (3) distribution fees on the sale of such securities to our retail and/or institutional clients; and (4) recurring fees we charge third-party financial institutions that regularly offer CDs or other bank fixed income securities to our retail clients.

•

Management fees, which consist of (1) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (2) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (3) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients. Fixed management fees are charged on a monthly basis and performance-based management fees for the majority of our funds are charged in June and December of each year.

•

Insurance brokerage fees, which consist of (1) management and performance fees, and rebates of such fees, from pension funds, managed by our assets managers or third-party asset managers, issued by XP Seguradora or third-party insurance companies, sold to our retail clients; and (2) rebates on Whole Life insurance products issued by third-party insurance companies, sold to our retail clients.

•

Educational services fees, which consist of fees we charge in connection with the financial education and investment related courses produced by XP Educação and sold to our retail clients and to non-clients, as part of our digital content offerings.

•

Other services, which consist of several small revenue streams, including (1) fees charged to retail clients with negative cash balances (typically as a result of margin calls related to equities and derivatives trading); (2) advertising and other digital content fees generated by Infomoney; (3) issuer services advisory fees from M&A and other financial advisory mandates; and (4) commissions on short selling equity trades by our retail clients.

•	Deduction from sales taxes and contributions on revenues, including taxes on services (ISS) and contributions on revenues (Social Integration Program – PIS, and Social Security Program – COFINS).

Net income from financial instruments.

A portion of our total revenue and income we generate from our investment distribution platform to retail clients and our institutional brokerage business lines are accounted for not as net revenue from services rendered but as net income from financial instruments, including through (1) the difference between purchases and sales earned on sales of corporate, bank and government fixed income securities to our retail clients and institutional clients (some of which we purchase from the issuer and resell to the client instantaneously, and some of which we hold over short periods to leverage flow and add liquidity to the market); (2) sales of structured notes and more complex derivative instruments to our retail clients (in which we are the counterparty of the listed derivative that the client is buying to build the structured note, and we then hedge consolidated exposures in the market); and (3) interest earned on uninvested cash balances of our retail clients which we allocate to overnight and other highly liquid investments. In addition, a small portion of this revenue line (less than approximately 5% for the fiscal year ended December 31, 2018) is linked to our principal trading operations, which in general consist of investing our own net cash balances in conservative securities and arbitrage and other investments with little to no direct exposure. Income from financial instruments is deducted by taxes and contributions on financial income.

Operating costs and expenses

Operating costs. Operating costs primarily consist of (1) commission costs paid to IFAs based on the revenues they generate from the retail clients that they serve and additional incentives to accelerate business expansion; (2) clearing house, custody and other financial services fees paid, primarily to the B3; (3) operating losses related to our activities in the ordinary course of our business; and (4) provisions for bad debts.

Selling expenses. Selling expenses consist of advertising and publicity/marketing expenses, primarily in connection with our initiatives to promote our brands to retail clients.

Administrative expenses. Administrative expenses primarily consist of personnel related expenses, including fixed and variable compensation, benefits and social and payroll taxes. Administrative expenses also consist of expenses related to (1) data processing services; (2) technical services; (3) third-party services; (4) office rent; (5) depreciation and amortization; (6) communications; (7) travel; (8) legal and judicial; and (9) miscellaneous taxes.

Other operating expenses, net. Other operating expenses, net primarily consist of (1) incentives earned from B3 transactions as a result of marketing campaigns to increase our number of retail clients and AUC of certain asset classes; (2) recovery of charges and expenses; (3) reversal of operating provisions, and other income lines, net of expenses; (4) legal proceedings; (5) write-offs and losses on disposition of assets; (6) fines and penalties; and (7) other expenses.

Interest expenses. Interest expenses arising from the loans and debentures that we have borrowed and issued.

Income before income tax

Income before income tax consists of our net revenue and income minus our operating costs, selling and administrative expenses, other net other operating expenses and interest expenses.

Income tax expense

Our subsidiaries are subject to different income tax regimes and statutory rates: (1) XP CCTVM and XP Seguradora are taxed at a 40% income tax rate; (2) XP Gestão, XP Finanças and holding entities are taxed at a 34% income tax rate; (3) XP Vista, Infomoney, XP Educação and other operating entities are taxed at a 10.9% tax rate on revenues (34% rate on a presumed net margin of 32%); and (4) XP Investments, XP Investments UK LLP, XP Private Europe are taxed at US, UK, and Switzerland tax rates, respectively. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2018, 2017 and 2016 our effective tax rate was 27.4%, 26.4% and 34.8% respectively, and for the nine months ended September 30, 2019 and September 30, 2018, the effective tax rate was 29.9% and 25.2%.

Net income for the year

Net income for the year consists of our income before income tax minus our income taxes and social security obligations.

Results of Operations

Nine Months Ended September 30, 2019, Compared to the Nine Months Ended September 30, 2018

The following table sets forth our income statement data for the nine months ended September 30, 2019 and 2018:

	For the Nine Months Ended September 30,
	2019	2018	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	2,341	1,452	61
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	204	98	109
Net income from financial instruments at fair value through profit or loss	891	524	70

Total revenue and income	3,437	2,073	66

Operating costs and expenses
Operating costs	(1,119)	(632)	77
Selling expenses	(82)	(64)	27
Administrative expenses	(1,294)	(828)	56
Other operating expenses, net	118	(19)	(721)
Interest expense on debt	(63)	(60)	5

Income before income tax	997	470	112

Income tax expense	(298)	(118)	152
Net income for the period	699	352	99

Total revenue and income

Total revenue and income for the nine months ended September 30, 2019 was R$3,437 million, an increase of R$1,364 million, or 66%, from R$2,073 million for the nine months ended September 30, 2018. Net revenues from services rendered represented R$889 million of the increase in total revenue and income, driven by:

•

a R$311 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 101% period over period) and the growth in gross total revenues from institutional trading during the period, driven by (1) the increase in trading volume of our Brazilian trading desks, mainly due to the improvement in the macroeconomic environment in Brazil, including a significant increase in the average daily traded volume in B3 in equities; and (2) the decrease in the interest rates, which benefited volumes in our trading desks related to futures trading;

•

a R$239 million increase in management fees, as a result of the robust growth in our retail funds asset class, which was driven by the overall increase in total retail AUC of 93% in the period and in our AUM of 59%. For the nine months ended September 30, 2018, (1) 42% of management fees were attributable to funds managed by third parties (fees from distributions) and 58% were attributable to funds and portfolio managed by our asset managers; and (2) 17% of management fees were performance-based and 83% were non-performance-based (i.e., fixed annual fees);

•

a R$232 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets, from 65 transactions for the nine months ended September 30, 2018 to 119 transactions for the nine months ended September 30, 2019. The increase in revenue from Issuer Services was partially offset by a decrease in revenues from COEs during the period;

•

a R$51 million increase in revenue from the sale of our online educational products through our XP Educação portal, not only in the individual courses category but also in the adult enrichment category, with the launch of three new flagship courses;

•	a R$32 million increase in insurance brokerage fees, driven by higher sale of pension funds to retail clients and the overall expansion of retail AUC by 93% over the period;

•

a R$104 million increase in other services, including R$33 million increase in financial advisory fees from Issuer Services mandates, a R$17 million increase in penalties collected from retail clients, a R$9 million increase in revenues from Expert events, and a R$31 million increase in other ancillary revenues related to the increase in trading operations, such as securities lending, third party trading platform fees and client’s margin coverage fees; and

•	net of a R$74 million increase in taxes and contributions on services.

Net income from financial instruments represented R$466 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 101% and retail AUC grew 93% period over period) in our institutional businesses and the increase in our Adjusted Gross Financial Assets balances.

Operating costs and expenses

Operating costs. Operating costs for the nine months ended September 30, 2019 were R$1,119 million, an increase of R$487 million, or 77%, from R$632 million for the nine months ended September 30, 2018. This increase was primarily attributable to a R$388 million increase in commission costs payable to our IFAs. In addition, clearinghouse fees increased by R$64 million, third parties’ services by R$22 million, operating losses and provisions by R$8 million and other costs by R$4 million. As a percentage of total revenue and income, our operating costs increased to 33% for the nine months ended September 30, 2019 from 30% for the nine months ended September 30, 2018.

Selling expenses. Selling expenses for the nine months ended September 30, 2019 were R$82 million, an increase of R$18 million, or 27%, from R$64 million for the nine months ended September 30, 2018, due to increases in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives, in line with our marketing strategy to increase brand awareness, attract new customers and increase our market share.

Administrative expenses. Administrative expenses for the nine months ended September 30, 2019 were R$1,294 million, an increase of R$466 million, or 56%, from R$828 million for the nine months ended September 30, 2018. This increase was primarily attributable to:

•

a R$361 million, or 72%, increase in personnel expenses related to an increase in total employee headcount from 1,490 employees as of September 30, 2018 to 2,091 employees as of September 30, 2019, reflecting the fast growth of the company, the expansion of recently launched business lines and especially the accelerated expansion of our technology team;

•	a R$63 million, or 130%, increase in third parties’ services, mainly due to technology solutions related to online and social media;

•	a R$22 million, or 58% increase, in depreciation of property and equipment and right-of-use assets as a result of our adoption of IFRS 16; and

•	a R$37 million, or 42%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.

Other operating expenses, net. Other operating expenses, net for the nine months ended September 30, 2019 amounted to an income of R$118 million, an increase of R$138 million from the R$19 million expenses for the nine months ended September 30, 2018, mainly due to (1) a R$70 million income related to recognition of PIS/COFINS credits after the final and non-appealable decision in connection with a claim to which XP CCTVM was the plaintiff; and (2) a R$42 million income related to incentives earned from B3 linked to our number of retail clients and AUC of certain asset classes.

Income before income taxes

As a result of the foregoing, income before income taxes for the nine months ended September 30, 2019 were R$997 million, an increase of R$527 million, or 112%, from R$470 million for the nine months ended September 30, 2018.

Income tax expense

Income tax expense for the nine months ended September 30, 2019 was R$298 million, an increase of R$180 million, or 152%, from R$118 million for the nine months ended September 30, 2018. This increase was primarily attributable to an increase in taxable income during the year and an increase in our effective tax rate to 29.9% for the nine months ended September 30, 2019 from 25.2% for the nine months ended September 30, 2018.

Net income for the period

As a result of the foregoing, net income for the nine months ended September 30, 2019 was R$699 million, an increase of R$347 million, or 99%, from R$352 million for the nine months ended September 30, 2018.

Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017

The following table sets forth our income statement data for 2018 and 2017:

	For the Year Ended December 31,
	2018	2017	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	2,054	1,284	60
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	114	79	44
Net income from financial instruments at fair value through profit or loss and foreign exchange	790	544	45

Total revenue and income	2,958	1,907	55

Operating costs and expenses
Operating costs	(941)	(580)	62

Selling expenses	(96)	(33)	192
Administrative expenses	(1,177)	(650)	81
Other operating expenses, net	(31)	(8)	306
Interest expense on debt	(72)	(61)	18

Income before income tax	641	576	11

Income tax expense	(175)	(152)	15
Net income for the year	465	424	10

Total revenue and income

Total revenue and income in 2018 was R$2,958 million, an increase of R$1,052 million, or 55%, from R$1,907 million in 2017. Net revenues from services rendered represented R$770 million of the increase in total revenue and income, driven by:

•

a R$306 million increase in management fees, as a result of the robust growth in our retail mutual funds asset class, which gained share from other asset classes within our total retail AUC, which grew 60% year over year. For the year ended in December 31, 2018, (1) 43% of management fees were attributable to funds managed by third parties (fees from distributions) and 57% were attributable to funds and portfolio managed by our asset managers; and (2) 24% of management fees were performance-based and 76% were non-performance-based (i.e., fixed annual fees);

•

a R$231 million increase in revenue from securities placements, as a result of the increase in mandates in our issuer services (which increased from 76 to 94 transactions from 2017 to 2018) and the increase in retail COE revenues, also driven by the expansion of our total retail AUC, which grew 60% year over year;

•

a R$221 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 66% year over year) and the growth in gross total revenues from institutional trading during the period, driven by (1) more trading volume in our Brazilian trading desks due to higher market volumes and market share gains; and (2) the expansion of our recently established offshore trading desks;

•	a R$28 million increase in insurance brokerage fees, driven by higher sale of pension funds to retail clients and the overall expansion of retail AUC by 60% year over year;

•	a R$ 24 million increase in educational services, due to higher sales of XP Educação investment courses;

•

a R$49 million increase in other services, including a R$12 million increase in fines collected from retail clients, a R$10 million increase in financial advisory fees from Issuer Services mandates and a R$9 million increase in revenues from Expert events; and

•	net of a R$88 million increase in taxes and contributions on services.

Net income from financial instruments represented R$282 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 66% year over year and retail AUC grew 60% year over year) in our institutional businesses and the increase in our Adjusted Gross Financial Assets balances.

Operating costs and expenses

Operating costs. Operating costs in 2018 were R$941 million, an increase of R$361 million, or 62%, from R$580 million in 2017. This increase was primarily attributable to a R$295 million increase in commission costs payable to our IFAs. In addition, clearinghouse fees increased by R$19 million, third parties’ services by R$24 million, brokerage transfers by R$7 million, operating losses and provisions by R$3 million and other costs by R$14 million. As a percentage of total revenue and income, our operating costs increased to 31.8% in 2018 from 30.4% in 2017.

Selling expenses. Selling expenses in 2018 were R$96 million, an increase of R$63 million, or 192%, from R$33 million in 2017 due to the significant increase in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives, in line with our marketing strategy to increase brand awareness, attract new customers and increase our market share.

Administrative expenses. Administrative expenses in 2018 were R$1,177 million, an increase of R$527 million, or 81%, from R$650 million in 2017. This increase was primarily attributable to:

•

a R$283 million, or 66%, increase in personnel expenses related to an increase in total employee headcount, mainly in our technology teams, from 975 employees as of December 31, 2017 to 1,593 employees as of December 31, 2018;

•	a R$59 million, or 82%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software;

•	a R$49 million, or 183%, increase in technical services expenses, mainly related to consultancy, legal and financial advisory services in connection with the Itaú Transaction;

•

a R$25 million, or 93%, increase in depreciation and amortization expenses, mainly related to (1) the relocation of our principal executive offices to our current address in the city of São Paulo in 2018; and (2) accelerated depreciation expenses in connection with the planned discontinuation of the lease arrangements relating to our previous executive principal offices; and

•

a R$25 million, or 154%, increase in rent expenses, mainly related to expenses in connection with the relocation of our principal executive offices to our current address in the city of São Paulo in 2018.

Other operating expenses, net. Other operating expenses, net in 2018 were R$31 million, an increase of R$24 million from 2017, mainly due to (1) a R$5 million charitable donation to the Children’s Institute (IC), an non-governmental organization that manages an XP-backed project to support a group of low income elementary school children in underdeveloped cities in Brazil; and (2) a R$8 million write-off relating to internally developed software that was discontinued.

Interest expense on debt. Interest expenses in 2018 were R$72 million, an increase of R$11 million from 2017. This was a result of an increase in the average outstanding balance in loans and debentures during the period, due to (1) the R$325.4 million loan agreement entered into with the International Finance Corporation (IFC) on March 28, 2018; (2) the prepayment in full of the US$189.9 million loan with Itaú Unibanco – Nassau Branch (equivalent to approximately R$600 million) on August 31, 2018; and (3) the issuance of R$400 million in first series of non-convertible debentures in September 2018.

Income before income taxes

As a result of the foregoing, income before income taxes for 2018 were R$641 million, an increase of R$65 million, or 11.3%, from R$576 million in 2017.

Income tax expense

Income tax expense for 2018 was R$175 million, an increase of R$23 million, or 15.4%, from R$152 million in 2017. This increase was primarily attributable to an increase in taxable income during the year and an increase in our effective tax rate to 27.4% in 2018 from 26.4% for 2017.

Net income for the year

As a result of the foregoing, net income for 2018 was R$465 million, an increase of R$42 million, or 9.9%, from R$424 million in 2017.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth our income statement data for 2017 and 2016:

	For the Year Ended December 31,
	2017	2016	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	1,284	690	86
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	79	43	83
Net income from financial instruments at fair value through profit or loss and foreign exchange	544	519	5

Total revenue and income	1,907	1,252	52

Operating costs and expenses
Operating costs	(580)	(376)	54

Selling expenses	(33)	(24)	34
Administrative expenses	(650)	(471)	38
Other operating expenses, net	(8)	(6)	25
Interest expense on debt	(61)	—	n.m.

Income before income tax	576	374	54

Income tax expense	(152)	(130)	17
Net income for the year	424	244	74

Total revenue and income

Total revenue and income in 2017 was R$1,907 million, an increase of R$655 million, or 52%, from R$1,252 million in 2016.

Net revenues from services rendered represented R$594 million of the increase in total revenue and income, driven by:

•

a R$278 million, or 226% increase, in revenues from securities placements, driven by COEs sales to retail clients that grew by more than 10 times year-over-year, as this was a new asset class introduced in early 2016, and an increase in Issuer Services mandates where we acted as placement agents or underwriters for debt securities;

•

a R$211 million or 49% increase in brokerage commissions as a result of the increase in the number of active retail clients, which grew 59% year over year, and the growth in institutional trading activity, due to (1) increase in market share on several institutional trading desks; and (2) an overall increase on trading volume in B3, primarily due to the commencement of the reform agenda driven by former President Michel Temer in late 2016 and early 2017;

•

a R$126 million or 132% increase in management fees, mainly due to the increase in retail AUC by 93% year over year and an increased allocation by retail clients AUC towards mutual funds, with revenues from our asset managers more than doubling and third-party asset managers more than tripling in the period. For the year ended in December 31, 2017, (1) 38% of management fees were attributable to funds managed by third parties (fees from distributions) and 62% were attributable to funds and portfolio managed by our asset managers; and (2) 15% of management fees were performance-based and 85% were non-performance-based (i.e., fixed annual fees);

•	a R$11 million increase in insurance brokerage fees driven by higher sale of pension funds to retail clients and the overall expansion of retail AUC by 93% year over year;

•	a R$8 million increase in educational services, due to higher sales of XP Educação investment courses;

•	a R$23 million increase in other services, including a R$7 million increase in stock lending commissions from retail clients and a R$4 million increase in revenues from Expert events; and

•	net of a R$65 million increase in taxes and contributions on services.

Net revenues from services rendered represented R$32 million of the increase in total revenue and income, driven by the increase in Floating Balances related to the overall expansion of the Retail active clients (grew 59% year over year) and AUC (grew 93% year over year) in the period.

Operating costs and expenses

Operating costs. Operating costs in 2017 were R$580 million, an increase of R$204 million, or 54%, from R$376 million in 2016. This increase was primarily attributable to a R$153 million, or 51%, increase in commission costs payable to our IFAs and a R$42 million increase in clearing house fees, both a direct result of the increase in AUC, active clients and revenues. In addition, third parties’ services increased by R$20 million, brokerage transfers and operating losses and provisions decreased by R$3 million each, and other costs decreased by R$5 million. As a percentage of total revenue and income, our operating costs remained relatively flat at 30.4% in 2017 compared to 30.0% in 2016.

Selling expenses. Selling expenses in 2017 were R$33 million, an increase of R$8 million, or 34%, from R$24 million in 2016 due to an increase in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives, in line with our marketing strategy to increase brand awareness, attract new customers and increase our market share.

Administrative expenses. Administrative expenses in 2017 were R$650 million, an increase of R$179 million, or 38%, from R$471 million in 2016. This increase was primarily attributable to:

•	a R$104 million, or 32%, increase in personnel expenses related to an expansion in total employee headcount from 742 employees in 2016 to 975 employees in 2017;

•

a R$24 million, or 49%, increase in data processing expenses, mainly related to consultancy services to deploy new cybersecurity solutions (Tempest) and continued investments in CRM platforms that we use internally (Salesforce);

•

a R$14 million, or 188%, increase in other tax expenses, due to an increase in IOF (financial transaction) taxes related to capital increases in our offshore subsidiaries during 2017 and other miscellaneous tax expenses; and

•	a R$11 million, or 65%, increase in technical services expenses, mainly related to consultancy, legal and financial advisory services in connection with the Itaú Transaction.

Other operating expenses, net. Other operating expenses, net in 2017 were R$8 million, an decrease of R$2 million, or 25%, from R$6 million in 2016.

Interest expense on debt. Interest expenses in 2017 were R$61 million, compared to zero in 2016, due to three loans that we entered into: (1) the R$100 million JPM Loan in January 2017 to finance the first installment of the Rico acquisition; (2) the R$126 million Itaú Loan in April 2017 to finance the second installment of the Rico acquisition; and (3) the US$189.9 million loan with Itaú Unibanco – Nassau (equivalent to R$600 million), each as further described below.

Income before income taxes

Income before income taxes for 2017 were R$576 million, an increase of R$202 million, or 54%, from R$374 million in 2016, resulting from the previous impacts.

Income tax expense

Income tax expense for 2017 was R$152 million, an increase of R$22 million, or 17%, from R$130 million in 2016. This increase was primarily attributable to an increase in taxable income during the year and a decrease in our effective tax rate to 26.4% in 2017 from 34.8% for 2017, resulting from the change in mix of income coming from subsidiaries at different statutory tax rates.

Net income for the year

As a result of the foregoing, net income for 2017 was R$424 million, an increase of R$180 million, or 74%, from R$244 million for 2016.

Quarterly Financial Data (Unaudited) and Other Information

The following tables set forth certain of our financial and other information for the periods indicated:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
	(Unaudited) (R$ millions, unless otherwise indicated)
Gross revenue and income(1)	630	862	768	957	1,006	1,236	1,453
Sales tax(2)	(59)	(64)	(63)	(72)	(72)	(89)	(97)
Total revenue and income	571	797	705	885	934	1,147	1,356

Operating costs and expenses
Operating costs	(190)	(211)	(231)	(309)	(308)	(366)	(445)
Selling expenses	(9)	(20)	(35)	(32)	(24)	(27)	(31)
Administrative expenses	(218)	(276)	(333)	(349)	(368)	(445)	(481)
Other operating expenses, net	66	(67)	(18)	(12)	85	26	7
Interest expense on debt	(44)	(26)	10	(13)	(15)	(23)	(24)

Income before income tax	175	196	99	171	303	312	382
Income tax expense	(39)	(58)	(21)	(57)	(93)	(84)	(121)
Net income	136	138	78	113	210	228	261

Retail – AUC (in R$ billions)	144	158	181	202	232	274	350
Retail – active clients (in thousands)	592	664	763	892	1,126	1,304	1,536

(1)	The sum of (i) Revenues from services rendered; and (ii) Income from financial instruments, in each case gross of taxes and contributions on revenue.
(2)	The sum of (i) Sales taxes and contributions on revenue; and (ii) Taxes and contributions on financial income.

Liquidity and Capital Resources

As of September 30, 2019, we had R$846 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2019	2018	2018	2017	2016
	(R$ millions)
Cash Flow Data
Income before income tax	997	470	641	576	374
Adjustments to reconcile income before income tax	139	250	127	84	32
Income tax paid	(355)	(162)	(202)	(219)	(68)
Contingencies paid	(1)	(1)	(4)	(7)	(2)
Interest paid	(16)	(45)	(54)	—	—
Changes in working capital assets and liabilities	94	(84)	(4)	(44)	20
Adjusted net cash flow (used in) from operating activities	858	428	504	389	356
Net cash flow (used in) from securities, repos, derivatives	(840)	(344)	(960)	(127)	(351)
Net cash flows from operating activities	18	84	(457)	262	5
Net cash flows from investing activities	(84)	(113)	(147)	(456)	(32)
Net cash flows from financing activities	289	(172)	380	585	82

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements and note 3 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Net cash flow (used in) from operating activities

Our net cash flows from operating activities (i) increased from R$5 million net cash flow from operating activities in 2016 to R$262 million net cash flow from operating activities in 2017, (ii) decreased to R$457 million net cash flow used in operating activities in 2018 when compared to 2017, and (iii) decreased from R$84 million net cash flow from operating activities for the nine months ended September 30, 2018 to R$18 million for the nine months ended September 30, 2019. Our net cash flows from operating activities are significantly affected by (1) the balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (in particular with respect to the sale of fixed income securities and structured notes); and (2) and our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures, since (1) securities and derivatives (assets, net of liabilities) balances increased from R$1,505 million in 2016 to R$3,302 million in 2017, to R$6,583 million in 2018, and increased from R$4,581 million for the nine months ended September 30, 2018 to R$17,428 million for the nine months ended September 30, 2019; (2) securities purchased pursuant to resale agreements decreased from R$1,197 million in 2016 to R$935 million in 2017, increased to R$6,571 million in 2018, and increased from R$7,172 million for the nine months ended September 30, 2018 to R$13,453 million for the nine months ended September 30, 2019; (3) securities sold pursuant to repurchase agreements decreased from R$772 million in 2016 to R$514 million in 2017, and increased to R$6,641 million in 2018, and increased from R$6,467 million for the nine months ended September 30, 2018 to R$19,618 million for the nine months ended September 30, 2019; (4) Securities trading and intermediation liabilities (net of assets; i.e. Floating Balances) increased from R$1,079 million in 2016 to R$2,439 million in 2017, to R$4,408 million in 2018, and increased from R$3,837 million for the nine months ended September 30, 2018 to R$6,395 million for the nine months ended September 30, 2019; and (5) private pension liabilities increased from zero in 2016 and 2017 to R$16 million in 2018, and increased from zero for the nine months ended September 30, 2018 to R$1,722 million for the nine months ended September 30, 2019.

If the variation from those lines were to be excluded from the analysis, similar to what the Adjusted Gross Financial Assets metric captures (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business), adjusted net cash flow from operating activities would have increased from R$356 million in 2016 to R$389 million in 2017, increased to R$504 million in 2018 and increased from R$428 million for the nine months ended September 30, 2018 to R$858 million for the nine months ended September 30, 2019, reflecting the continuous increase in operational results and a low consumption of cash in working capital assets and liabilities.

Net cash used in investing activities

Our net cash used in investing activities increased from R$32 million in 2016 to R$456 million in 2017 and decreased to R$147 million in 2018, and decreased from R$113 million for the nine months ended September 30, 2018 to R$84 million for the nine months ended September 30, 2019, primarily due to (1) the acquisition of Rico for an aggregate purchase price of approximately R$405 million in 2017; (2) the investment in fixed assets, which increased from R$19 million in 2016 to R$30 million in 2017, to R$83 million in 2018, and decreased from R$56 million for the nine months ended September 30, 2018 to R$44 million for the nine months ended September 30, 2019, mainly related to the relocation of our principal executive offices to our current address in the city of São Paulo in 2018; and (3) the investment in intangible assets, mostly IT infrastructure and software, which increased from R$12 million in 2016 to R$21 million in 2017, to R$54 million in 2018, and decreased from R$46 million for the nine months ended September 30, 2018 to R$44 million for the nine months ended September 30, 2019.

Net cash flows from financing activities

Our net cash flows from financing activities increased from R$82 million in 2016 to R$585 million in 2017, decreased to R$380 million in 2018 and increased from R$172 million net cash flows used in financing activities for the nine months ended September 30, 2018 to R$289 million net cash flows from financing activities for the nine months ended September 30, 2019, primarily due to (1) cash dividend payments to the controlling shareholders of XP Brazil, which increased from R$174 million in 2016 to R$190 million in 2017, to R$325 million in 2018 and decreased from R$325 million for the nine months ended September 30, 2018 to zero for the nine months ended September 30, 2019; (2) the borrowing of a R$600 million equivalent loan from Itaú Nassau in May 2017 which was prepaid in full in August 2018; (3) the capital increases of R$220 million in 2016 related to an investment by G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and R$673 million in August 2018 related to the closing of the Itaú Transaction; (4) the borrowing of the R$325 million loan from IFC in March 2018; and (5) the issuance of our first and second series of non-convertible debentures, R$400 million of which were issued in September 2018 and R$400 million of which were issued in May 2019.

Indebtedness

As of September 30, 2019, we had R$399 million in outstanding loans, R$247 million in lease liabilities and R$836 million in outstanding debentures. The following is a description of our material indebtedness as of the date of this prospectus:

Borrowings

On January 19, 2017, XP CCTVM entered into a loan agreement with Banco J.P. Morgan S.A., or the JPM Loan, in the amount of R$100 million, which was borrowed in order to finance the first installment of the Rico acquisition. The loan accrued interest at a rate per annum equal to 111.0% of the CDI rate and was repayable in seven quarterly installments. The loan matured and was fully repaid on July 8, 2019.

On April 5, 2017, XP CCTVM entered into a loan agreement with Itaú Unibanco S.A., or the Itaú Loan, in the amount of R$126 million, which was borrowed in order to finance the second installment of the Rico acquisition. The loan accrues interest at a rate per annum equal to 113.0% of the CDI rate, is repayable in 36 monthly installments and matures on March 8, 2021. The loan is secured by a pledge (alienação fiduciária) over a certain number of XP CCTVM shares.

On May 10, 2017, XP Brazil entered into a loan agreement with Itaú Unibanco – Nassau Branch in the amount of US$189.9 million, which was borrowed for general corporate purposes. The loan accrued interest at a rate per annum equal to LIBOR + 3.454% (hedged to the CDI rate + 2.25%) and was scheduled to mature on May 11, 2022. Following the Itaú Transaction in August 2018, the loan was prepaid in full on August 31, 2018 pursuant to a mandatory prepayment provision triggered in the event that Itaú Unibanco (or any of its affiliates) became a shareholder of XP Brazil.

On March 28, 2018, XP Brazil entered into a loan agreement with the International Finance Corporation (IFC), or the IFC Loan, in the amount of R$325.4 million, which was borrowed to finance the expansion of operations and increase the number of clients and IFAs. The loan accrues interest at a rate per annum equal to the CDI rate + 0.74% and matures on April 15, 2023. The principal amount is due on the maturity date and interest is payable semi-annually on April 15 and October 15 of each year.

Debentures

On September 28, 2018, XP Brazil issued its first series of non-convertible debentures in the aggregate principal amount of R$400 million, with a unit value at issuance of R$1,000 over the nominal amount. The principal amount of, and accrued interest on, the debentures is payable in a single installment on the maturity date of September 28, 2020. The debentures accrue interest at 108.0% of the CDI rate.

On May 15, 2019, XP Brazil issued its second series of non-convertible debentures in the aggregate amount of R$400 million, with a unit value at issuance of R$1,000 over the nominal amount. The principal amount of the debentures is payable in two installments on May 15, 2021 and on May 15, 2022 (the maturity date). The debentures, as amended on May 23, 2019 following the completion of the bookbuilding process, accrue interest at 107.25% of the CDI rate, payable semi-annually on May 15 and November 15 in each year.

Certain of our loans and debentures are subject to certain restrictive covenants and require that the borrower entity (as indicated below) meet certain financial ratios, which are as follows:

Itaú Loan

•

a XP CCTVM net debt to EBITDA ratio equal to or less than 1:1. Net debt is calculated as the sum of total debt less cash and cash equivalents and encumbered financial investments. EBITDA is calculated as income before income tax and social contribution, depreciation and amortization, financial income, non-operating income, equity income and minority interests; and

•

a XP CCTVM net debt to financial expenses ratio equal to or less than 2:1. Net debt is calculated as total debt less cash and cash equivalents and encumbered financial investments. Financial expenses are calculated as the sum of interest on financial debts, loans, securities, negative goodwill on assignment of credit rights, structuring costs of banking or capital markets, monetary and exchange variations liabilities, and hedge/derivative expenses, excluding interest on equity.

IFC Loan

•

a XP Brazil risk weighted capital adequacy ratio of not less than (i) 18% until December 31, 2019, (ii) 16% until March 31, 2020, (iii) 14% until June 30, 2020, and (iv) 12% thereafter, which is calculated as total capital divided by risk weighted assets;

•	a XP Brazil equity to assets ratio of not less than 5%, which is calculated as total shareholder’s equity divided by total assets;

•

a XP Brazil economic group exposure ratio not to exceed 25%, which is calculated as the exposure of the borrower to any person or economic group, excluding assets held on behalf of clients booked in the line of third parties settlements, divided by total capital;

•

a XP Brazil open credit exposures ratio not to exceed 25%, which is calculated as problem exposures less total provisions divided by total capital. Problem exposures is calculated as the sum of (1) exposures where any portion of such exposures are, on a non-accrual basis 90 days or more in arrears, or for which there is otherwise doubt that payments will be made in full; (2) exposures where any portion of such exposures has been a restructured troubled loan within the past consecutive 12 months; (3) assets received in lieu of payment (including, but not limited to, real estate and equity shares); and (4) claims on other persons that are unreconciled, unsettled or otherwise unresolved for 90 days or longer;

•

a XP Brazil short term liquidity ratio of not less than 1.05:1, which is calculated as liquid assets divided by short-term liabilities. Liquid assets is calculated as the sum of cash on hand, call deposits with banks and financial institutions, marketable securities with a triple A rating, government bonds, treasury bills and other assets that can be sold or withdrawn, on demand, or within 30 days, excluding assets held on behalf of clients booked in the line of third parties settlements. Short-term liabilities are calculated as callable liabilities and liabilities maturing within 30 days, excluding assets held on behalf of clients booked in the line of third parties settlements; and

•

compliance with material requirements from SUSEP imposed on XP VP, including minimum capital requirements, as well as with material requirements from the Central Bank, imposed on Banco XP, including capital adequacy ratios, economic group exposure, liquidity coverage ratio, and any other requirements from time to time imposed by any authority.

Debentures

•	an XP Brazil regulatory capital ratio 1% or more above the minimum regulatory capital requirement as established by the Central Bank from time to time; and

•	a XP Brazil pre-tax income to financial expenses ratio greater or equal to 2:1.

As of September 30, 2019, we were in compliance with the covenants in our loan agreements and debentures. For further information on our indebtedness, see notes 16 and 17 to our audited consolidated financial statements and notes 9 and 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Capital Expenditures

In the nine months ended September 30, 2019 and the years ended December 31, 2018, 2017 and 2016, we made capital expenditures of R$84 million, R$137 million, R$51 million and R$32 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 2.4% in the nine months ended September 30, 2019, 4.6% in 2018, 2.7% in 2017 and 2.5% in 2016. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount and the launch of new operations such as our institutional broker dealer in UK.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2019 and as of December 31, 2018:

	Payments Due By Period as of September 30, 2019
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Borrowings	399	66	48	285	—
Debentures	836	436	400	—	—
Operating and capital (finance) lease obligations	247	37	54	56	100

Total	1,482	539	502	341	100

	Payments Due By Period as of December 31, 2018
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Borrowings	470	114	25	330	—
Debentures	407	—	407	—	—
Operating and capital (finance) lease obligations	209	33	81	41	55

Total	1,085	147	512	371	55

Off-Balance Sheet Arrangements

Other than as set forth above, we did not have any off-balance sheet arrangements as of September 30, 2019 and as of December 31, 2018.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 4 to our consolidated financial statements and note 2 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of financial assets

The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. We use our judgment in making these assumptions and selecting the inputs to the impairment calculation, based on our past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

Recognition of deferred tax asset for carried-forward tax losses

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies. We have concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized. The losses can be carried forward indefinitely and have no expiry date.

Impairment of non-financial assets, including goodwill

We assess, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note 3 to our audited consolidated financial statements and note 2 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

New standards, interpretations and amendments adopted in 2018

IFRS 9 – Financial Instruments

IFRS 9 replaced IAS 39 “Financial Instruments: Recognition and Measurement” for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

With the exception of hedge accounting, which we applied prospectively, we have applied IFRS 9 retrospectively, with the initial application date of January 1, 2018 and adjusting the comparative information for the period beginning January 1, 2017.

The main changes we identified due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. Although the transition had material impacts on our processes and activities, including reclassifications between categories of financial instruments and additional disclosure aspects, the initial adoption of IFRS 9 did not have material effects related to the measurement of financial assets and liabilities and derivative financial instruments which could impact the opening balances at transition date, and therefore, there were no adjustments resulting from initial adoption, except for the changes in the classification as presented in note 3 of our audited consolidated financial statements included elsewhere in this prospectus.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

We adopted IFRS 15 using the full retrospective method of adoption. There is no complexity that would impact the implementation of IFRS 15. The process of contract identification, performance obligations, pricing, allocation and the recognition of revenue when performance obligation is performed remains substantially unchanged and there was no impact on our consolidated financial statements, except for the required additional disclosures.

New standards, interpretations and amendments adopted in 2019

IFRS 16 – Lease Operations

IFRS 16 was issued in January 2016 and supersedes IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement contains a Lease, SIC-15 – Operating Leases-Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to the recognition of finance leases under IAS 17.

We have adopted IFRS 16 from January 1, 2019 using the modified retrospective method of adoption, under which the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application and not restated comparatives for the 2018 reporting period. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

We recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The associated right-of-use assets related to property and equipment leases above were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018.

As of January 1, 2019, we had lease liabilities recognized of R$148.5 million, less accrued lease payments as of December 31, 2018 of R$14.6 million, which amounts to total right-of-use assets of R$133.9 million as of January 1, 2019, represented by (i) properties in an amount of R$123.3 million and (ii) equipment in an amount of R$10.6 million.

As a result of initial adoption, there is no impact to retained earnings in equity on January 1, 2019. Right-of-use assets are presented in a separate line item in the balance sheet under “Other assets” group, while the lease liabilities are presented within borrowings in the line item “Borrowings and lease liabilities” in the balance sheet.

IFRIC 23 – Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 – Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses the following: (1) whether an entity considers uncertain tax treatments separately; (2) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (3) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and (4) how an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. We applied the interpretation and it did not have significant impact on the unaudited interim condensed consolidated financial statements.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 32 to our audited consolidated financial statements included elsewhere in this prospectus.

We conducted a sensitivity analysis for market risks we considered relevant as of September 30, 2019 and December 31, 2018 and 2017. For this analysis, we adopted the following three scenarios:

•

Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of 1 basis point, and an increase in the prices of shares and currencies of 1 percentage point.

•	Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario.

•	Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of September 30, 2019
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in Reais	(1)	(131)	(234)
Exchange coupons	Foreign currencies coupon rate	0	0	1
Foreign currencies	Exchange rates	(1)	(17)	(25)
Price indexes	Inflation coupon rates	0	8	15
Shares	Shares prices	0	40	52

		(1)	(100)	(191)

		As of December 31, 2018
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in Reais	(1)	(11)	(22)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(12)
Foreign currencies	Exchange rates	0	(1)	(5)
Price indexes	Inflation coupon rates	0	(1)	(2)
Shares	Shares prices	1	(7)	5

		0	(26)	(36)

		As of December 31, 2017
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in Reais	0	(1)	(1)
Exchange coupons	Foreign currencies coupon rate	0	0	(1)
Foreign currencies	Exchange rates	0	3	2
Price indexes	Inflation coupon rates	0	0	0
Shares	Shares prices	0	11	(14)

		0	13	(14)

Currency Risk

We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2018 totaled US$38 million (US$30 million as of December 31, 2017), US$0.3 million (US$0.1 million as of December 31, 2017) and GBP 4 million (GBP 335 million as of December 31, 2017) respectively.

The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.

On December 31, 2017, we had indebtedness denominated in U.S. dollars, which was settled in the amount of R$778 million on August 31, 2018. As of September 30, 2019, we had no indebtedness denominated in U.S. dollars.

Interest Rate Risk

Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. The following are the risk rates that we are exposed to: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (4) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); (5) TJLP, the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo); and (6) foreign exchange coupon.

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of September 30, 2019 and as of December 31, 2018, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks, and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

Credit Risk

Credit risk is the risk of suffering financial losses related to non-compliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks: (1) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (4) losses associated with non-compliance by intermediaries or borrower with financial obligations pursuant to financing agreements.

Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations, or intend to recommend credit risk positions to customers. It also recommends limiting the credit risk positions of customers.

We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of September 30, 2019, December 31, 2018 and 2017, such assets were substantially represented by securities purchased under agreements to resell, the counterparties of which were Brazilian banks with low credit risk, securities issued by the Brazilian government, and derivative financial instruments transactions, which are mostly traded on the B3 and which are therefore guaranteed by it.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.

The main tool used to measure and control our exposure risk to the market, mainly in relation to the trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by the Central Bank for financial institutions, which we apply to verify the risk exposure of our assets. In order to comply with the provisions of the Central Bank, our financial institutions monitor our exposure and calculate it on a daily basis, in accordance with CMN Resolution No. 4,557, and submit it daily to the Central Bank. With the formalized rules, the risk department of XP Brazil has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may decline, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all unusual events to the committee.

In addition to aforementioned controls, we adopt guidelines to control the risk of the assets that mark treasury operations so that the portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the event of non-compliance with the operational limits, the treasury manager can take the necessary measures to remedy this as quickly as possible.

Operating Risk

Operating risk is the risk of direct or indirect losses resulting from a variety of internal factors associated with our processes, personnel, technology and infrastructure, and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior. Operating risks arise from all of our operations. Our objective is to manage operating risk to avoid financial losses and damage to our reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit, and is supported by the development of our general standards for management of operating risks in the following areas: (1) requirements of segregation of functions, including independent authorization for transactions; (2) requirements of reconciliation and monitoring of transactions; (3) compliance with legal and regulatory requirements; (4) documentation of controls and procedures; (5) requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; (6) development of contingency plans; (7) professional training and development; and (8) ethical and business standards.

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.

REGULATORY OVERVIEW

We are subject to government authorizations in the jurisdictions in which we operate and conduct our activities.

Our Regulatory Position

Two of our subsidiaries, XP CCTVM and Banco XP S.A., or Banco XP, perform activities that are subject to regulation in Brazil by the Central Bank. As required by the applicable Brazilian regulation, both must possess authorizations from the Central Bank in order to operate, as follows:

•	XP CCTVM is authorized by the Central Bank to (1) be constituted and operate as a securities broker; (2) carry out operations in the foreign exchange market; and (3) receive foreign investments.

•

Banco XP is authorized by the Central Bank to operate as a multi-purpose bank. On October 10, 2019, the board of officers of the Central Bank granted Banco XP’s authorization to operate as a multi-purpose bank, with both commercial and investment bank activities, as well as to carry out transactions in the foreign exchange market. The authorization was published in the National Official Gazette (Diário Oficial da União) on October 11, 2019.

Four of our subsidiaries, XP CCTVM, XP Gestão, XP Advisory and XP Vista, perform activities that are subject to regulation in Brazil by the CVM. As required by the applicable Brazilian regulation, they are authorized to operate by the CVM, as follows:

•	XP CCTVM is authorized to provide securities portfolio management services and securities custody services; and

•	each of XP Gestão, XP Advisory and XP Vista is authorized to provide securities portfolio management services.

Two of our subsidiaries, XP Investments and XP Advisory US, Inc., or XP Advisory US, perform activities that require registration with and regulation by appropriate regulatory authorities in the United States, as follows:

•

XP Investments is (1) registered as a securities broker-dealer with the SEC and in twenty-six U.S. states and territories; (2) registered with the U.S. Commodity Futures Trading Commission, or the CFTC, as an introducing broker; and (3) a member of the Financial Industry Regulatory Authority, or FINRA, and the National Futures Association, or the NFA, self-regulatory organizations overseen by the SEC and the CFTC, respectively; and

•	XP Advisory US became registered as an investment adviser with the SEC on January 30, 2019. XP Advisory US was previously registered as an investment adviser in the state of Florida.

One of our subsidiaries, Sartus Capital Ltd., or Sartus UK, performs advisory services as an appointed representative acting as an agent for New Europe Advisers Ltd., or NEA, which is duly authorized and regulated by the Financial Conduct Authority, or the FCA, subject to the terms and conditions set forth in the Appointed Representative Agreement signed on April 28, 2016. On June 28, 2019, we sent a notice of termination of the Appointed Representative Agreement to New Europe Advisers Ltd., became effective on September 30, 2019, in order to concentrate our efforts in the private and wealth management business in Switzerland through our Swiss subsidiary, XP Private (Europe) SA.

XP Private (Europe) SA performs activities under the supervision of the Association Romande des Intermédiaires Financiers, or the ARIF, a self-regulatory organization (SRO), which is overseen by the Swiss Financial Market Supervisory Authority (FINMA). As required by the applicable regulation, in order to provide securities portfolio management services XP Private (Europe) SA became a member of ARIF on September 5, 2016.

One of our subsidiaries, XP Investments UK LLP, performs activities that are subject to regulation by the Financial Conduct Authority. As required by the applicable regulation, it is authorized and regulated by the FCA and has sufficient permissions to carry out its business, including operating as an Organised Trading Facility (OTF).

Two of our subsidiaries, XP Corretora de Seguros Ltda., or XP CS, and XP VP, perform activities that are subject to regulation by SUSEP. As required by the applicable regulation, both have applied for authorizations to operate from SUSEP, which current status is as follows:

•	XP CS, our insurance broker dealer, is authorized to operate as an insurance brokerage; and

•	XP VP, our insurance company, is authorized to operate life insurance and private pension plans.

Regulatory Environment in Brazil

Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to banks (in the case of Banco XP), securities and foreign exchange brokers (in the case of XP CCTVM, securities portfolio managers (in the case of XP Gestão, XP Advisory and XP Vista), insurance companies and insurance brokers (in the case of XP VP and XP CS, respectively).

We offer various financial and capital markets services; in particular, we conduct activities related to banking, underwriting, brokerage services, portfolio management and insurance.

Legislation Applicable to Financial Institutions and Portfolio Managers in Brazil

The current Brazilian banking and financial institutional system was established by Law No. 4,595 of December 31, 1964, as amended, or the Banking Law.

The Banking Law laid out the structure of the national financial system, which is made up of the CMN, the Central Bank of Brazil, Banco do Brasil S.A., the National Bank for Economic and Social Development – BNDES, or the BNDES, and other public or private financial institutions. While the following entities do not fall under the purview of the Banking Law, they play key roles in the financial system: the CVM, SUSEP, the National Superintendency of Pension Plans (Superintendência Nacional de Previdência Complementar), or PREVIC; the CNSP, and the National Council for Pension Plans (Conselho Nacional de Previdência Complementar), or CNPC.

Law No. 4,728 of July 14, 1965, as amended, or Law No. 4,728/65, regulates Brazilian capital markets through setting standards and various other mechanisms. Further, pursuant to Law No. 6,385 of December 7, 1976, as amended, or Law No. 6,385/76, the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by the regulation issued by CMN, CVM and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the Brazilian Association of Financial and Capital Markets Entities, or ANBIMA and the Brazilian Association of Investment Analysts, or APIMEC. The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Central Bank (and a decree from the Brazilian Executive Branch when the capital stock of such institutions is held by foreign investors – Decree 10,029, of September 26, 2019, authorized the Central Bank to approve foreign investments in financial institutions, but such decree has yet to be regulated by the CMN and the Central Bank), and are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as XP CCTVM).

Financial institutions in Brazil can operate under various forms – such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage companies, securities distributor companies, real estate credit companies, mortgage companies, among others – all of which are regulated by different rules issued by the CMN, the Central Bank, and, if such financial institutions participate in capital markets activities, the CVM. In addition, like financial institutions, stock exchanges are also subject to CMN, the Central Bank, and the CVM approval and regulation as well in accordance with Law No. 4,728/65.

Pursuant to Banking Law, CMN Resolution No. 4,122 of August 2, 2012, as amended, or CMN Resolution No. 4,122, and CMN Resolution No. 1,655 of October 26, 1989, financial institutions must seek approval from the Central Bank, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). According to Law No. 4,728/65, for securities brokerage firms (such as XP CCTVM), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of XP CCTVM are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 1,770, of November 28, 1990.

According to CMN Resolution No. 2,723 of May 31, 2000, with the exception of (1) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks (bancos múltiplos); and (2) temporary equity interests not categorized as permanent assets (ativos permanentes) by the financial institution, financial institutions must receive prior authorization from the Central Bank to hold capital interest of other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest for other companies; however, should the financial institutions participate in underwriting activities falling under certain exceptions established by the CMN, they will not need to provide justification.

In addition, as a principle, according to the Banking Law, Brazilian financial institutions are banned from granting loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Certain exceptions to such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018.

Furthermore, XP CCTVM and XP VP are required to maintain certain levels of regulatory capital, as determined by the Central Bank and SUSEP, respectively. For further information, see note 33(i) to our audited consolidated financial statements and note 23 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Securities Brokerage Firms

Securities trading in stock exchange markets shall be carried out exclusively by securities brokerage firms (such as XP CCTVM) and certain other authorized institutions. Brokerage firms are part of the national financial system and are subject to regulation by and the oversight of the CMN, the Central Bank and the CVM. Securities brokerage firms must be authorized by the Central Bank to trade on the stock exchange market. Among other roles, securities brokerage firms and certain other authorized institutions can act as underwriters in the public offering of financial instruments and may participate in the foreign exchange trades in any foreign exchange market, subject to certain limitations, as set forth in Central Bank regulations.

Brokerage firms are regulated by CMN Resolution No. 1,655 of October 26, 1989, as amended, or CMN Resolution No. 1,655, which allows brokerage firms to participate, among others, in the following activities: (1) trading in stock exchanges; (2) underwriting; (3) intermediating public offerings; (4) managing investment portfolios; and (5) intermediating foreign currency trades. In addition to CMN Resolution No. 1,655, brokerage firms are subject to regulations from the CVM.

Under the rules set forth by the Central Bank, brokerage firms (such as XP CCTVM) cannot execute transactions that may result in loans, facilities or cash advances to their clients, including through synthetic transactions (such as assignment of rights), with the exception of margin transactions and other limited transactions.

Moreover, brokerage firms can neither charge commissions in connection with trades during primary distribution, nor purchase real property, except for their own use or as payment under “bad debts” (in which case, the asset must be sold within a year).

Third-Party Funds Management

XP Gestão, XP Advisory, and XP Vista are asset managers licensed to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Instruction No. 558 of March 26, 2015, as amended, or CVM Instruction No. 558.

CVM Instruction No. 558 defines asset/portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients.

CVM Instruction No. 558 provides for two categories of asset managers: (1) trustee administrator and/or (2) portfolio manager, XP Gestão, XP Advisory and XP Vista, are registered as portfolio managers. To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Instruction No. 558; (4) appoint a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Instruction No. 558; (5) who is not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (6) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (7) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Instruction No. 558. Under CVM Instruction No. 558, asset management must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Instruction No. 558; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.

Moreover, under CVM Instruction No. 558, asset management firms are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading the securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.

IFAs

The activity of IFAs (agentes autônomos de investimentos) is regulated by CVM Instruction No. 497 of June 3, 2011, as amended, or CVM Instruction No. 497, and Comment Letter No. 4/2018-CVM/SMI. Pursuant to such rules, IFAs are individuals, acting as agents and representatives for an institution integrating securities distribution systems, registered with the CVM to conduct client development and attraction, to receive and register orders and transmit such orders to the appropriate trading or registration systems and to provide information on the products offered and on the services provided by the institution that hired them. Although they are individuals, CVM Instruction No. 497 allows IFAs to carry out their activities through an unlimited liability partnership (sociedades simples) or sole proprietorship (firma individual), incorporated for this specific purpose, which must also be registered with the CVM. The IFAs must be engaged by an institution integrating the securities distribution system.

In carrying out its services, the IFA must act with integrity, good faith and professional ethics, applying the care and diligence expected from a professional in its position, with respect to clients and its employer.

As set forth in CVM Instruction No. 497, IFAs (or the legal entities incorporated by them) are prohibited from certain activities, including, but not limited to:

•

receiving from or giving to clients or on behalf of clients, for any reason, and as remuneration for the rendering of any services, money, bonds or securities or other assets; acting as an attorney-in-fact or representative of clients before institutions that are part of the securities distribution system, for any purpose; and

•	contracting with clients or performing, even if free of charge, services related to securities portfolio management, consultancy or analysis of securities.

In addition, the following provisions of CVM Instruction No. 497 are noteworthy:

•	IFAs must work exclusively for one principal and may only act for one intermediary, with the exception of the distribution of quotas of investment funds by IFAs;

•	agents shall be transparent with their clients regarding details of their employer and its contractual relationship with the investor;

•	IFA acting through a legal entity (pessoa jurídica) may not accept partners that are not accredited as IFAs; and

•	agents must not delegate to third parties, in whole or in part, obligations under their contract with their employer.

The brokerage firms are responsible for verifying their respective IFAs and for overseeing their activities and compliance with the applicable law. They may even be held responsible for malpractice or misconduct by such agents acting in their capacities as such.

On July 1, 2019, the CVM issued Public Hearing Release SDM No. 03/19, or Release SDM 3/19, which may result in significant changes in CVM Instruction No. 497, such as: (1) providing authorization for IFAs incorporated as corporations, limited liability partnerships and/or other partnerships; (2) abolishing or creating exceptions to the exclusivity rule that IFAs are subject to; and (3) amending transparency rules in connection with the activities of IFAs, in particular the disclosure of compensation received by IFAs (which is currently not required to be disclosed to investors). According to Release SDM 3/19, suggestions from the general public were to be provided by August 30, 2019. We cannot predict what actual changes may arise from such process. Please see “Risk Factors—Certain Risks Relating to Our Business and Industry—XP CCTVM depends in part on the performance of its IFAs. If XP CCTVM is unable to hire, retain and qualify such IFAs, our business may be harmed.”

Multi-purpose Banks

According to CMN Resolution No. 2,099 of August 17, 1994, Brazilian multi-purpose banks (such as Banco XP) are subject to extensive and continuous regulatory scrutiny by Brazilian authorities. Multi-purpose banks conduct at least two types of banking activities, provided that at least one of such activities falls into either the category of commercial or investment banking. Banking regulation is enforced by the relevant government entities and regulators with the goal of controlling credit availability and reducing or increasing consumption.

Certain controls are temporary in nature and may vary from time to time in accordance with the relevant government’s or regulator’s credit policies, including:

•	minimum capital requirements;

•	compulsory reserve requirements;

•	lending limits and other credit restrictions; and

•	accounting and statistical requirements.

The following rules are applicable to multi-purpose banks, such as Banco XP:

•

they shall ensure the adequacy of products and services for customers’ needs, interests and objectives, as well as the integrity, reliability, security and confidentiality of transactions, services and products;

•

they may not own real estate other than the property they occupy, unless they take possession of real estate in satisfaction of a debt or when expressly authorized by the Central Bank, subject to certain CMN rules. Moreover, the total amount of fixed assets must be limited to 50.0% of the institution’s regulatory working capital;

•	they shall comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•	financial institutions are prohibited from granting loans or advances without an appropriate agreement formalizing such debt;

•	financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (see “—Transactions with Affiliates” below);

•

the registered capital and total net assets of financial institutions must be compatible with the rules governing share capital and minimum capitalization enforced by the Central Bank for each type of financial institution; and

•	financial institutions shall maintain internal policy and procedures governing their relationships with clients and users of their products and services.

In recent years, CMN has issued rules with the intention of modernizing financial services and retail banking. On September 26, 2019, CMN issued Resolution 4,753, which, effective as of January 1, 2020, replaces and consolidates a series of sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public/clients, such as the rules applicable to “simplified accounts”, governed by Resolution No. 3,211, of June 30, 2004, and the CMN Resolution 4,480 of April 25, 2016, as amended, which regulated the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and set forth terms and conditions applicable thereto. In addition, pursuant to CMN Resolution 4,479 of April 25, 2016, CMN created exemptions to requirements applicable to physical bank branches for bank accounts opened through electronic means. CMN Resolution 4,753 amended and consolidated many of these disparate rules enacted over the years, effective as of January 1, 2020.

Aiming to enable the use of more modern and efficient technology for the purpose of attracting new customers through electronic service channels, a process known as digital onboarding, CMN Resolution

No. 4,753 removed from the regulatory framework several existing restrictions arising from the adoption of procedures relating to physical handling of documents, such as the requirement that the identification and location details of the client should be physically checked, as contained in Article 32 of Resolution No. 2,025, of 1993. The Central Bank acknowledged that there currently are more efficient and secure ways of verifying data by electronic means, which reduces administrative costs.

The integration of modern technology such as Application Programming Interfaces, or APIs, big data and blockchain/DLT, has incentivized the CMN and the Central Bank to develop new rules in connection with Agenda BC+. The regulatory framework tends to evolve accordingly. With this aim in mind, regulatory authorities are striving to create technological solutions that would plug the gaps from traditional inefficiencies in the banking system. The regulators have expressed significant interest in the benefits and efficiencies that such technology may bring to the banking industry and to its financial inclusion strategies.

According to CMN Resolution No. 4,658 of April 26, 2018, as amended by CMN Resolution No. 4,752, of September 26, 2019, financial institutions and other institutions authorized to operate by the Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under the Resolution, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy, and to adopt procedures and controls to prevent and respond to cybersecurity incidents.

The Cybersecurity Regulation also requires relevant institutions to provide an annual report to the Central Bank disclosing any cybersecurity incidents, as well as remediation efforts. In addition, communication to the Central Bank is required should any third-party service providers be hired for data processing, storage and cloud computing services. When services are rendered abroad, there are additional requirements for contracting, including the existence of a cooperation agreement between the Central Bank and the supervisory authority of the foreign country, or, absent such cooperation agreement, such contracting is subject to the prior approval of the Central Bank.

This year, the Ministry of Economy, the Central Bank, the CVM and SUSEP publicly announced their intention to implement a regulatory sandbox model in Brazil. The implementation of such a regulatory regime is expected to promote the development of more inclusive and higher quality products and services and to foster constant innovation in the financial, security and capital markets.

Main Regulatory Entities

National Financial System

The main regulatory authorities in the Brazilian financial system are the CMN, the Central Bank and the CVM. In addition, most Brazilian investment banks, brokerage firms, securities distributers and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

In addition, trading segments managed by B3 are self-regulated and supervised by BSM – Supervisão de Mercados, or BSM, a non-profit organization that forms part of the B3 group.

We present below a summary of the main duties and powers of each regulatory agent, ANBIMA and BSM.

CMN

CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules.

According to Banking Law, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to the Banking Law, as well as the enforcement of applicable penalties. In addition, Law No. 4,728/65 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market. The CMN has the power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Central Bank, the CVM and SUSEP. Other CMN responsibilities include:

•	coordinating monetary, credit, budget and public debt policies;

•	establishing policies on foreign exchange and interest rates;

•	seeking to ensure liquidity and solvency of financial institutions;

•	overseeing activities related to the stock exchange markets;

•	regulating the structure and operation of financial institutions;

•	granting authority to the Central Bank to issue currency and establish reserve requirement levels; and

•	establishing general guidelines for the banking and financial markets.

The Central Bank

The activities of financial institutions are subject to limitations and restrictions. The Central Bank is responsible for (1) implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; (2) regulating Brazilian financial institutions in the public and private sectors; and (3) monitoring and regulating foreign investments in Brazil. The President of the Central Bank is appointed by the President of Brazil (subject to ratification by the Senate) for an indefinite term.

Banking Law delegated to the Central Bank the responsibility of permanently overseeing companies that directly or indirectly interfere in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and various modalities, and supervising the relative stability of foreign exchange rates and balance of payments. In addition, Law No. 4,728/65 states that the CMN and the Central Bank shall exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors against illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by all of those professionals who participate in the intermediation of the distribution or trading of bonds or securities. The Central Bank has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Central Bank are as follows:

•	controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank;

•	managing the daily flow of foreign capital and derivatives;

•	establishing administrative rules and regulation for the registration of foreign investments;

•	monitoring remittances of foreign currency;

•

controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Central Bank may limit remittances of profits and prohibit remittances of capital for a limited period);

•	receiving compulsory collections and voluntary deposits in cash from financial institutions;

•	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank;

•	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

•	acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

•	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;

•	setting rules governing the operation of the securities market;

•

defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;

•	controlling and supervising the Brazilian securities market through, among others:

(1)	the approval, suspension and de-listing of publicly held companies;

(2)	the authorization of brokerage firms to operate in the securities market and public offering of securities;

(3)	the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;

(4)	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

(5)	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Central Bank. Pursuant to Law No. 10,198 of February 14, 2001, as amended, and Law No. 10,303 of October 31, 2001, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM. In compliance with the Brazilian legislation, the CVM is managed by a President and four officers, all of whom are appointed by the President of the Republic (and approved by the Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

All decisions issued by the CVM and by the Central Bank in administrative proceedings on the topics of the national financial system and the foreign exchange market are subject to appeal before the Appeals Council of the National Financial System, which is composed of members appointed by public authorities and members of the private sector.

The CVM is also responsible for determining and regulating the performance of IFAs. Due to the relevance of the IFAs and our subsidiaries, we highlight below the relevant regulatory frameworks such entities are subject to.

Pension and Insurance

SUSEP and CNSP

In Brazil, the regulation of insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage is carried out by CNSP and SUSEP.

SUSEP is an independent agency in charge of implementing and conducting the policies established by CNSP and the supervision of the insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage. SUSEP neither regulates nor supervises (1) the supplementary pension entities that are regulated by the SPC; and (2) the operators of private healthcare assistance plans, which are regulated by ANS. With the enactment of Supplementary Law No. 126 on January 15, 2007, the CNSP and SUSEP are also responsible for the regulation of the Brazilian reinsurance market.

CNSP is made up of one representative of each one of the following bodies: Ministry of Social Security, the Central Bank, Ministry of Economy, Ministry of Justice, the CVM and the superintendent of SUSEP – Private Insurance Authority.

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) the reinsurance companies; and (5) duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include: establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations, and inspection of insurers, reinsurers, supplementary open pension funds, and capitalization companies, as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules, as well as legal, technical, and investment limits for the operations of insurers, reinsurers, supplementary open pension funds, and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

SUSEP’s main roles include: processing application requests of incorporation, organization, operations, and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds, and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory association of investment banks, asset managers, securities brokers and investment advisers, which, among other responsibilities, establishes rules as well as codes of best practices for the Brazilian capital market, including punitive measures in case of noncompliance with its rules.

BSM

BSM supervises these markets and monitors operations, orders and trades executed in trading environments, supervises market participants and, if necessary, imposes penalties against those who infringe regulations.

Working in close collaboration with CVM and the Central Bank, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

•	conducting market surveillance – BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;

•	auditing – BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;

•

imposing punitive processes and other enforcement actions – when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into Terms of Commitment (termo de compromisso) with the accused;

•

providing compensation for loss – BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (MRP), which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and

•	facilitating market development – BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

Other Rules

Adequacy of Capital and Limits of Exposure and Other Solvency Rules

The financial institutions are subject to an extensive set of rules issued by the CMN and the Central Bank related to capital amounts, exposure limits and other solvency rules that follow principles recommended by the Basel Committee, especially in view of the systemic risks associated with the relationship and activity of the financial institutions. As such, the CMN and the Central Bank sought to guarantee the solvency of the financial system and mitigate systemic risks.

With this aim, CMN Resolution No. 2,099 of August 17, 1994, as amended, or CMN Resolution No. 2,099, established minimum capital and net equity requirements for various types of financial institutions. For example, the CMN set a minimum capital amount and net equity amount of R$1.5 million for brokerage firms providing firm guarantee of underwriting of securities, in the manner operated by XP CCTVM, and R$17.5 million for multi-purpose banks, such as Bank XP after all due approvals from the Central Bank.

In accordance with the Basel Committee principles, other relevant rules for financial institutions are CMN Resolution Nos. 4,192 and 4,193, which set out the methodology for calculating the reference capital and the ascertainment of the minimum requirements for the reference capital, the main capital and additional capital. Said resolutions are complemented by various Central Bank circulars and circular letters, among which is Central Bank Circular No. 3,644 of March 4, 2013.

CMN Resolution No. 4,557 of February 23, 2017, or CMN Resolution No. 4,557, unifies and expands Brazilian regulation on risk and capital management for Brazilian financial institutions and other institutions authorized to operate by the Central Bank. The rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation. The rule states that risk management must be conducted through an unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions authorized to operate by the Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). It also strengthens the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institution can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Insurance companies are also subject to an extensive set of laws and regulations governing solvency, notably CNSP Resolution No. 321/2015 and Circular SUSEP No. 517/2015, which outline minimum regulatory capital parameters, prudential accounting adjustments, limitations on collateral assets supporting insurance reserves (ativos garantidores) and other related rules.

An insurance company’s minimum regulatory capital may vary from time to time in light of periodic risk-based calculations required by such regulations. Factors such as the risk profile of the insurance portfolio, credit risk of clients, general market-related risks and other indicators may result in the increase or decrease of regulatory capital over time, with corresponding effects of requiring additional capital or releasing capital, as the case may be. Insurance companies have limited control over the variation of such factors, and therefore may be required from time to time to make capital contributions exceeding their projections.

The aforementioned rules also contemplate the creation of various levels of internal and external controls overseeing solvency, such as auditing by independent actuaries, establishing internal audit committees for companies exceeding certain financial thresholds, limiting acceptable assets for purposes of covering insurance reserves, requiring monthly reporting to the insurance regulator, among other requirements.

Internal Compliance Procedures

All financial institutions shall maintain internal guidelines and procedures to control their financial, operational and managerial information systems and shall comply with all the applicable legislation. CMN Resolution No. 4,595 of August 28, 2017, states that Brazilian financial institutions and other institutions authorized to operate by the Central Bank shall implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution.

According to CMN Resolution No. 2,554 of September 24, 1998, the executive officers of the financial institution are responsible for implementing an efficient structure of internal control, by defining responsibilities and control procedures and establishing corresponding objectives and procedures throughout all levels of the institution. The executive officers are also responsible for verifying compliance with all internal procedures. The internal audit department of a financial institution reports directly to the executive officers or directors of the institution, as applicable.

Laws on Insolvency of Financial Institutions in Brazil

Financial institutions are subject to the procedures set out by Law No. 6,024 of March 13, 1974, as amended, or Law No. 6,024/74, and Decree-Law No. 2,321 enacted on February 25, 1987, as amended, which set out the provisions applicable to intervention, temporary administration or extrajudicial liquidation by the Central Bank, as well as to bankruptcy proceedings.

Temporary Administration

As per the Decree-Law No. 2,321, the Central Bank may assume the temporary administration of a Brazilian financial institution in certain situations, determining the temporary special administration regime.

The Central Bank is the authority empowered to determine this sort of regime, which shall take place (1) in case the financial institution (i) performs recurring practices against the economic and financial policies provided in federal law; (ii) faces a shortage of assets; (iii) fails to comply with the compulsory banking reserve rules; (iv) has a reckless or fraudulent management, or (2) in case of the existence of any of the reasons for an intervention by the Central Bank, as provided for in Law No. 6,024/74.

The administration of the financial institution subject to this temporary administration will be carried out by a directive board named by the Central Bank, with ordinary management powers. The financial institution administrators and members of the board of auditors have their mandates immediately terminated. The directive board is expected to issue one or more reports to the Central Bank based on which the regulatory authority shall decide on the actions to be taken in relation to the financial institution.

The temporary administration regime ceases (1) if the Federal Government takes control over the financial institution; (2) in case the financial institutions go through a corporate restructuring, merger, spin-off, amalgamation or transfer of its controlling interest; (3) in case of normalization of the situation of the finance institution, at Central Bank’s discretion; or (4) with the Central Bank decision for its extrajudicial liquidation.

Intervention and Extrajudicial Liquidation

Intervention and extrajudicial liquidation occur when a financial institution is in a precarious financial condition or upon the occurrence of triggering events that may impact its creditors’ situation. Such measures are imposed by the Central Bank in order to avoid the entity’s bankruptcy.

Intervention

Law No. 6,024/74 granted the Central Bank the power to appoint a liquidator to intervene in the transactions or liquidate any financial institution other than public financial institutions controlled by the Federal Government. The intervention may be ordered at Central Bank’s discretion, if the following is verified:

•	due to mismanagement, the financial institution has suffered losses exposing creditors to risk;

•	the financial institution has consistently violated Brazilian banking laws or regulation; or

•	such intervention constitutes a viable alternative to the liquidation of the financial institution.

Effective the date on which it is ordered, the intervention will automatically trigger the following: (1) suspension of the enforceability of payable obligations; (2) suspension of the maturity of previously contracted and imminently due obligations; and (3) the freezing of deposits already existing on the date of its determination. The intervention shall cease (1) if the interested parties, presenting the necessary guarantees, at the Central Bank’s discretion, undertake to continue the company’s economic activities; (2) at the Central Bank’s discretion, the entity’s situation has been normalized; or (3) if extrajudicial liquidation or bankruptcy of the entity is ordered.

The intervention may also be ordered upon request of the management of the financial institution. Any intervention period may not exceed six months, and may be extended once, by up to six additional months, by the Central Bank. The intervention procedure shall terminate if the Central Bank determines that the factors that motivated the intervention have been eliminated or upon the presentation of adequate guarantees by interested parties. On the other hand, the Central Bank may order the extrajudicial liquidation of the institution or authorize the intervener to request the bankruptcy thereof. According to Law No. 6,024/74, the intervention may be converted in a bankruptcy proceeding, currently governed by Law No. 11,101 of February 9, 2005 (which is the Law governing the Bankruptcy and Receivership of Companies, referred hereinafter as the LFRJE), if, among others, the assets of the institution under intervention are not enough to cover at least 50% of the amount of its outstanding unsecured credit.

Extrajudicial Liquidation

In accordance with Law No. 6,024/74, extrajudicial liquidation is an administrative procedure ordered by the Central Bank (not applicable to the financial institutions controlled by the Federal Government) being enforced by a liquidator appointed by the Central Bank.

This measure aims to terminate the activities of a troubled financial institution, removing it from the Brazilian national financial system, liquidating its assets and paying its liabilities, as in an extrajudicially decreed bankruptcy.

The Central Bank will order the extrajudicial liquidation of the financial institution if:

•

the economic or financial situation of the institution is at risk, particularly when the institution fails to comply with its obligations in a timely manner, or upon occurrence of an event that indicates a state of insolvency according to LFRJE’s rules;

•	management seriously violates the banking laws, rules or regulation;

•	the institution suffers a loss that subjects its unprivileged and unsecured creditors to severe risk; or

•

upon revocation of the authorization to operate, the institution fails to initiate, within 90 days, its ordinary liquidation, or, if initiated, the Central Bank verifies that the pace of the liquidation may harm the institution’s creditor.

Extrajudicial liquidation may also be ordered upon the request of a financial institution’s management, if its bylaws entitle it to do so or upon request by the intervener, with an indication of the causes of the request.

The decree of extrajudicial liquidation shall trigger the following: (1) suspend the actions or foreclose on rights and interests relating to the collection of the entity being liquidated, so that no other actions or executions may be brought during the liquidation; (2) accelerate the obligations of the entity being liquidated; (3) stall the statute of limitations with respect to the obligations assumed by the institution; (4) trigger the penal clauses provided in unilateral agreements that became due by virtue of the extrajudicial liquidation; (5) ratably deduct interest, against the estate, until the date when the debts are paid in full; and (6) preclude claims for monetary correction of any passive currencies or pecuniary penalties for infringement of criminal or administrative laws.

Extrajudicial liquidation procedures may be terminated (a) if the financial institution is declared bankrupt or (b) by decision of the Central Bank upon the following events: (1) full payment of the unsecured creditors; (2) change of corporate purpose of the institution to an economic activity that is not part of the CMN; (3) transfer of the controlling interest of the financial institution; (4) conversion into ordinary liquidation; (5) exhaustion of the assets owned by the financial institution upon its full realization and distribution of the proceeds among the creditors, even if full payment of the credits did not occur; or (6) acknowledgement by the Central Bank that the remaining assets are illiquid or of difficult disposal.

Repayment of Creditors in an Extrajudicial Liquidation or Bankruptcy

In November 1995, the CMN created the Credits Guarantee Fund, or the FGC, according to CMN Resolution No. 2,197, of August 31, 1995, most recently amended and superseded by CMN Resolution No. 4,222, of May 23, 2013, in order to guarantee the payment of funds deposited with financial institutions in the event of intervention, extrajudicial liquidation, bankruptcy or other states of insolvency. The FGC is mainly funded by mandatory contributions from all Brazilian financial institutions that work with customer deposits.

The FGC is a deposit insurance system that guarantees, pursuant to CMN Resolution No. 4,688 of September 25, 2018, as amended, a maximum amount of R$250,000 of deposit and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group) and a maximum amount of R$1.0 million per creditor against the set of all consolidated financial institutions every four years. The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In addition, Law No. 9,069 was enacted in 1995, sets forth that compulsory deposits maintained by financial institutions with the Central Bank are immune to actions by a bank’s general creditors for the repayment of debts.

Transactions with Affiliates

The Banking Law (paragraph 4, article 34), as amended by Law No. 13,506 of November 13, 2017, or Law No. 13,506, prohibits financial institutions from conducting credit transactions with related parties, except in certain specific circumstances as provided below. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:

(a)	its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;

(b)	its officers and members of statutory or contractual bodies;

(c)	spouses, partners and blood relatives up to the second degree of individuals specified in items (a) and (b);

(d)	its individual shareholders with stakes equal to or greater than 15% in its capital, or Qualified Equity Interest; and

(e)	its legal entities:

i.	with Qualified Equity Interest in the financial institutions’ capital stock;

ii.	in which capital, directly or indirectly, the financial institution holds Qualified Equity Interest;

iii.	in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and

iv.	with a common officer or board member in relation to the financial institution.

The following credit transactions with related parties are exempt from the prohibition referred to above: (1) transactions carried out under market-compatible conditions, without additional benefits or privileges when compared to transactions granted to other clients of the same profile of the respective institutions; (2) transactions with companies controlled by the Federal Government, in the case of federal public financial institutions; (3) credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of item V of art. 10 of the Banking Law, in the case of banking financial institutions; (4) interbank deposits; (5) obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Central Bank or by the CVM; and (6) other cases authorized by CMN Resolution No. 4,693.

According to CMN Resolution No. 4,693, as of April 1, 2019, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Law No. 7,492 enacted on June 16, 1986, which regulates crimes against the Brazilian financial system, criminalized the extension of credit by a financial institution to certain related parties mentioned in the

Banking Law, which are any of its controlling individuals or entities, directors or officers, members of statutory or contractual bodies and certain of their family individual members or legal entities with a qualified interest in the financial institution, as well as any legal entity with qualified interest in the financial institution or in which the financial institution has a qualified interest, either direct or indirect, under common effective control or with common officers or directors.

Punitive Sanctions

Legal violations under Brazilian banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506, Central Bank Circular No. 3,857 of November 14, 2017, and CVM Instruction No. 607 of June 18, 2019, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Central Bank and the CVM.

Law No. 13,506 is noteworthy, as it:

(1)	sets fines imposed by the Central Bank of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;

(2)

limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

(3)	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to twenty years;

(4)	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;

(5)	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;

(6)	defines the scope of the Central Bank’s regulatory authority;

(7)	prohibits the offending institutions themselves from participating in the markets;

(8)	provides for a penalty of “public admonition” in place of “warning”, imposed by the Central Bank;

(9)	empowers the Central Bank to enter into cease-and-desist commitments;

(10)	empowers the Central Bank and the CVM to enter into administrative agreements;

(11)

provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and

(12)	redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors:

(1)	gains obtained or attempted to be gained by the offender;

(2)	economic capability to comply;

(3)	severity of the offense;

(4)	actual losses;

(5)	any recurrence of the offense; and

(6)	the offender’s cooperativeness with the investigation.

Law No. 7,492 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law No. 7,492 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law No. 7,492 will be subject to detention and/or pecuniary fines.

Law No. 6,385 also imposes imprisonment and/or fines for banking or securities infractions. For example, those liable for market manipulation and insider trading are subject to sentences of up to eight and five years, respectively, plus fines of up to three times the illicit benefit gained.

Regulation Against Money Laundering and Bank Secrecy in Brazil

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012 and Law No. 13,506 of November 13, 2017, or the Anti-Money Laundering Law, plays a major regulatory role in the oversight of banking and financial and insurance activities in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, rights and assets. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts.

Pursuant to the Anti-Money Laundering Law, banks (such as Banco XP), securities brokers (such as XP CCTVM), securities distributors, asset managers (such as XP Gestão, XP Advisory and XP Vista), leasing companies, credit card companies, insurance companies and insurance brokers (such as XP VP and XP CS, respectively), among others, must: (1) identify and maintain up-to-date records of their clients, for a period of at least five years; (2) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currency, involving securities, bonds, credit, instruments, metals, or any asset that if converted into cash exceed the applicable minimum amount set forth by the relevant authorities, such transactions must be in accordance with guidance on amount, timing and counterparties from the relevant authorities; (4) adopt AML internal control policies and procedures that are compatible with the size of the company; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., COAF, CVM and/or SUSEP); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (8) report all transactions referred to in items ii, iii and vii to COAF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., COAF, CVM and/or SUSEP) that no offending transactions have occurred.

In accordance with Circular Letter No. 3,461 enacted by the Central Bank on July 24, 2009, as amended, or Central Bank Circular Letter No. 3,461, financial institutions are required to (1) maintain updated client registration data (including declarations regarding the purposes and nature of the transactions and verification of the of clients’ statuses as politically prominent persons); (2) adopt preventative internal policies and procedures; (3) record transactions involving amounts in national or foreign currencies, securities, metals or any other assets that may be converted to cash, including specific records for the issuance or reloading of amounts in the form of prepaid cards; (4) maintain records of all financial services provided and all financial transactions carried out with clients or on their behalf as well as consolidated information that allows for verification of the flow of funds, the economic activity and financial capacity of the client, the origin of funds and end beneficiaries of the transactions; (5) maintain records of transactions carried out by individuals or legal entities that involve the same groups of companies, in an amount greater than R$10,000.00 over the course of a calendar month or transactions that reveal patterns of activity that indicate a scheme to prevent identification; (6) review transactions or proposals that may indicate criminal activities; (7) maintain records of all transfers of funds related to (i) deposits, electronic transfers, checks, among others, and (ii) issuance of checks, payment orders, among others, in amounts greater than R$1,000.00; (8) maintain records of issuances or loading of credit cards that allow the identification of transactions in amounts greater than R$100,000.00 or which reveal patterns of activity that indicate a scheme to prevent identification; (9) maintain records of transaction activities in amounts greater than R$100,000.00 in cash or which reveal patterns of activity that indicate a scheme to prevent identification; and (10) notify the relevant authority of any transaction that may be deemed suspicious by the financial institution.

SUSEP Circular No. 445/2012 imposes similar internal controls and monitoring requirements upon insurance and capitalization companies, complementary pension companies, (entidades abertas de previdência complementar), cooperative companies (sociedades cooperativas), including those authorized to provide reinsurance services, in particular, (1) the monitoring of transactions involving politically prominent persons, terrorism and money laundering; (2) the prevention, monitoring and detection of suspicious transactions; (3) the registration of transactions with clients and beneficiaries, third parties and related parties; and (4) the validation of compliance mechanisms by internal auditing. Companies subject to this regulation are also required to appoint one of their Officers as head of compliance and register such individual in accordance with the Anti-Money Laundering Law and SUSEP Circular No. 445/2012.

Along the same lines, CVM Instruction No. 301 of April 16, 1999, as amended, or CVM Instruction No. 301, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions, such entities shall also identify and closely monitor the business relations maintained with politically exposed person. Under CVM Instruction No. 301, the following should be monitored: (1) transactions in amounts incompatible with the transacting parties’ professional occupation, income, and/or equity/financial position; (2) repeated transactions between the same parties, through which one or all of the parties involved has registered consistent gains or losses; (3) transactions indicating a material discrepancy between the volume and/or frequency of the business of the parties involved; (4) transactions that may involve identity deception of the parties involved and/or their beneficiaries; (5) transactions that may indicate insubordinate acts committed by agents against their principals; (6) transactions reflecting a sudden and objectively unjustified change in the operations of the persons involved; (7) transactions carried out with the purpose of generating loss or gain for which there is no objective economic basis; (8) transactions with the participation of individuals residing, or entities organized, in countries that either do not follow or insufficiently follow the recommendations from the Financial Action Group against Money Laundering and Terrorism Financing – GAFI; (9) transactions settled in cash, if and where permitted; (10) private transfers, without apparent reason, of funds and securities; (11) transactions reflecting a complexity and risk profile incompatible with the technical qualification of the client or its agent; (12) deposits or transfers made by third parties in order to settle client transactions or in order to provide collateral in transactions in future settlement markets; (13) payments made to third parties, in any form, by means of settlement of transactions or redemption of amounts deposited as collateral, registered in the client’s name; (14) situations in which it is not possible to maintain current their client registration information; (15) situations and transactions in which it is not possible to identify the end beneficiary; (16) situations in which it is not possible to conduct the aforementioned diligence process; (17) transactions with individuals considered to be Politically Exposed Persons; (18) the business relationship maintained with Politically Exposed Persons, non-resident investors (especially when incorporated as trusts) and private banking; (19) the proposals of new relationships and operations with Politically Exposed Persons, including those from countries with which Brazil has a large volume of financial and commercial transactions, common borders or ethnic, linguistic or political proximity; (20) clients that have become, since the beginning of the relationship with the institution or have already initially been considered to be Politically Exposed Persons, and apply the treatment of items (18) and(19) above; and (21) the origin of the resources involved in the transactions of clients and beneficiaries identified as Politically Exposed Persons.

On March 3, 1998, the Federal Government created the Council of Control of Financial Activities, or the COAF, within the scope of the Ministry of Finance. COAF’s purpose is to verify, examine, identify and apply administrative penalties to any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the jurisdiction of other bodies and entities. COAF’s full commission is composed of a president appointed by the President of the Republic, by means of the appointment of the Ministry of Finance and by a representative of each one of the following bodies and entities: (1) the Central Bank; (2) the CVM; (3) the Ministry of Foreign Relations; (4) SUSEP; (5) the Federal Revenue Office; (6) the Federal Police Department; (7) the Brazilian Intelligence Agency; (8) the Comptroller General; and (9) the National Treasury Attorney-General’s Office. The term of office for each member is three years, with the option of reelection.

The financial institutions shall inform COAF (without informing its client) of certain transactions that present the characteristics established in the Central Bank Circular Letter No. 3,461, CVM Instruction No. 301 and Circular SUSEP No. 445/2012.

The same obligation is imposed upon asset managers (such as XP Gestão, XP Advisory and XP Vista), and insurance companies and insurance brokers (such as XP CS and XP VP).

Bank Secrecy

Brazilian financial institutions, by virtue of Supplementary Law No. 105 of January 10, 2001, are also subject to strict secrecy rules on transactions, and are required to preserve the confidential nature of its assets and liabilities transactions and of the services provided to their clients. The only circumstances under which the information regarding clients, services or transactions of the financial institutions may be disclosed to third parties are as follows: (1) disclosure of confidential information with the express consent of the interested parties; (2) exchange of information between financial institutions for data registration purposes, including through risk assessment centers, subject to the rules issued by the CMN and the Central Bank; (3) the supply, to credit protection entities, of information included in the register of issuers of rubber checks and debtors, subject to the rules issued by the CMN and the Central Bank; (4) disclosure of the occurrence or suspicion of unlawful criminal or administrative acts, among others; (5) reporting of information addressed by article 11, paragraph 2, of Law No. 9,311, of October 24, 1996; (6) reporting of information in accordance with the conditions foreseen in articles 2, 3, 4, 5, 6, 7 and 9 of Supplementary Law No. 105 of January 10, 2001; and (7) reporting of financial and payment data related to credit operations and completed or ongoing payment obligations from individuals or legal entities to database administrators for the purpose of credit history formation.

Politically Exposed Persons

Pursuant to Central Bank Circular Letter No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 301, those financial institutions and other institutions authorized to operate by the Central Bank, SUSEP and CVM are required to obtain sufficient information from their clients to identify any Politically Exposed Persons from their client base and monitor their transactions accordingly.

Central Bank Circular Letter No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 301 define Politically Exposed Persons as any government agent, who in the last five years, have held or is holding, in Brazil or in foreign territories relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons.

Central Bank Circular Letter No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 301 establish that the internal procedures developed and implemented by the financial institutions subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such clients’ transactions.

Internal Auditors

On June 29, 2017, the CMN issued Resolution No. 4,588 establishing the rules governing internal audits at financial institutions and others authorized to operate by the Central Bank. Pursuant to the resolution, financial institutions and others authorized to operate by the Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a discrete unit in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or by an independent auditor provided that such independent auditor is not in charge of the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors in Brazil

Pursuant to CMN Resolution No. 3,198 of May 27, 2004 as amended, or CMN Resolution No. 3,198, all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank. After such auditors have issued opinions auditing the financial statement of a certain financial institution for up to five consecutive fiscal years, the Auditor’s team including managers, supervisors or any members with managerial positions, must be replaced.

Similarly, pursuant to CVM Instruction No. 308 of May 14, 1999, if the audited company has a permanent audit committee, the term limit of five consecutive years provided above may be increased to ten years.

The independent auditors and the audit committee, if applicable, must notify the Central Bank, within three business days, of the existence or evidence of error or fraud, such as:

•	lack of compliance with rules and regulations, which could affect the business of the audited entity;

•	fraud of any amount conducted by the management of the institution;

•	relevant fraud conducted by employees of the institution or of third parties; and

•	relevant errors in the accounting records of the audited entity.

Audit Committee

CMN Resolution No. 3,198 requires financial institutions and other institutions authorized by the Central Bank to operate in Brazil, as well as for clearinghouses and clearance and custody service providers that (1) present reference equity equal to, or greater than, R$1 billion; (2) manage third-party funds in amounts equal to, or greater than, R$1 billion; or (3) have deposits and funds under management in a total amount equal to, or greater than, R$5 billion, to maintain an audit committee (comitê de auditoria).

The Brazilian legislation, in certain circumstances, allows the creation of a single audit committee for the operating companies (as XP CCTVM and Banco XP S.A.) of an economic group.

Ombudsman

Pursuant to CMN Resolution No. 4,433 of July 23, 2015, financial institutions (such as XP CCTVM and Banco XP) and other entities authorized to operate by the Central Bank are required to create an Ombudsman to establish an independent communication channel between the institutions and their clients, while observing strict compliance with consumer protection legislation and seeking improvement and enhancement of products, consumer services and other services. The Ombudsman shall be the responsibility of an appointed officer (who can also be the ombudsman himself, however, such person shall not be in charge of any other activity in the financial institution) and shall be compatible with the activities of the institution, as well as the complexity of its operations. Those institutions that are part of a financial conglomerate shall be authorized to implement a single Ombudsman to assist the entire conglomerate.

The following are the ombudsman department’s responsibilities: (1) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from clients and users of products and services of financial institutions; (2) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (3) sending a final answer by the date on which a response is required; (4) keeping the board of directors or, if one does not exist, the financial institution’s board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the financial institution’s officers to resolve them; and (5) preparing and sending to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers of the financial institution), at the end of each fiscal semester, a quantitative and qualitative report on the ombudsman department’s activities and its performance.

The financial institutions must report and keep up-to-date information on the officer in charge of the Ombudsman. Such officer shall prepare a semiannual report (on June 30 and December 31 of each year) and whenever a material event is determined, in accordance with the Central Bank’s instructions. In addition, Brazilian law allows for the creation of a single ombudsman department structure for a group of related companies, such that a single ombudsman department can be responsible for all financial institutions that are part of the same group. Any financial institution carrying out leasing transactions, however, shall create its own segregated ombudsman structure.

Insurance companies (such as XP VP) are likewise required by local insurance regulations (CNSP Resolution No. 279/2013) to have an Ombudsman with a substantially similar purpose and responsibilities as those described above.

Whistleblowing/Hotline

Pursuant to CMN Resolution No. 4,567 of April 27, 2017, financial institutions (such as XP CCTVM and Banco XP) are required to have a whistleblower hotline (canal de denúncias), through which their employees, clients, contractors and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the financial institution. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at minimum, the following information relating to each reported event: (1) number of reported events and their nature; (2) the relevant departments that handled them; and (3) the average timeframe and relevant measures adopted to solve them. Such reports must be (1) approved by the board of directors of the financial institution or, absent the board of directors, by its officers; and (2) made available to the Central Bank for at least 5 years.

Foreign Investment in National Financial Institutions

In accordance with Article 192 of the Constitution, Article 52, II, of the Brazilian Transitory Constitutional Rulings enacted in 1988, or ADCT, and Article 1, second paragraph, of Circular No. 3,317 of the Central Bank, dated as March 29, 2006, foreign investors (regardless of being an individual or entity and irrespective of their nationality) are prevented from controlling, acquiring or increasing equity interest held in a Brazilian financial institution, directly or indirectly, unless there is a bilateral international treaty or such foreign acquisition or increase is in the interest of the Brazilian government. Until September 26, 2019, the interest of the Brazilian government for such foreign acquisition of voting or non voting equity interest in financial institutions was determined by specific Presidential Decree and in accordance with Article 5 of Circular No. 3,317. On September 26, 2019, the Brazilian President enacted Decree No. 10,029, transferring to the Central Bank the authority to approve foreign investments in Brazilian financial institutions, eliminating the necessity of specific presidential decree on a case-by-case basis. Decree 10,029 is yet to be regulated by the CMN and the Central Bank, after which, pursuant to paragraph 1, article 1, thereof, the acquisition of voting or non-voting equity interest in a Brazilian financial institution by foreign investors, held directly or indirectly, will depend only on the Central Bank’s prior approval.

Furthermore, a Presidential Decree of December 9, 1996, declared that it is in the interest of the Brazilian government to allow foreign investors to acquire non-voting shares issued by Brazilian financial institutions that are traded on a stock exchange. Such Decree is generally applicable to all Brazilian financial institutions.

Corporate Interest Held by Financial Institutions in Nonfinancial Companies

Pursuant to CMN Resolution No. 2,723 of May 31, 2000, as amended, or CMN Resolution No. 2,723, financial institutions may only directly or indirectly hold equity in legal entities (incorporated locally or abroad) that supplement or subsidize the financial institutions’ activities, provided they obtain prior authorization from the Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement for authorization does not apply to (1) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary equity interests not registered as permanent assets of the financial institution.

Regulation of Branches and Subsidiaries

As provided by CMN Resolution No. 2,723, the Central Bank requires authorization for operations of foreign branches or subsidiaries of Brazilian financial institutions, including compliance with the following rules: (1) the institution must have been in operation for at least six years; (2) the institution must be in compliance with operational limits currently in force; (3) the institution’s paid-up capital and net worth must meet the minimum requirements established in Exhibit II to CMN Resolution No. 2,099 plus an amount corresponding to 300.0% of the minimum paid-up capital and net worth required by Central Bank regulation for the installation of commercial banks; and (4) the Brazilian financial institution must present the Central Bank with a study on the economic and financial viability of the subsidiary, branch or investment.

In addition, the Central Bank will only grant such authorization if it has access to information, data and documents relating to the operations and accounting records of such subsidiary financial institutions abroad. In addition, the failure by a Brazilian bank to comply with the requirements of CMN Resolution No. 2,723 would cause the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Central Bank, on top of the other penalties imposed pursuant to the applicable regulation, including the cancellation of the Central Bank’s authorization.

CMN Resolution No. 4,122 sets forth the Central Bank requirements and procedures for approving the establishment, authorization to operate, cancellation of authorization, changes of control and corporate reorganizations of Brazilian financial institutions. Such resolution further requires the Central Bank’s approval for the election and confirmation of directors, executive officers and members of the audit committee as set forth in the company’s bylaws.

In addition, under the terms of CMN Resolution No. 2,723, the Central Bank’s prior authorization is also required: (1) in order to allocate new funds to branches or subsidiaries abroad; (2) for capital increases, directly or indirectly, of subsidiaries abroad; (3) in order to increase equity interests, directly or indirectly, in subsidiaries abroad; and/or (4) in order to merge with or spin-off from, directly or indirectly, subsidiaries abroad. These requirements are only applicable if such subsidiary is a financial institution or similar entity.

Legislation Applicable to Insurance Brokerage Firms in Brazil

XP VP, is a Brazil-based insurance company formed in 2018 and licensed by SUSEP to operate in the life and private pension lines, focusing primarily on the distribution of its products to individuals through XP’s proprietary digital platform. As a local insurer, XP Seguros is subject to the insurance laws and regulation generally applicable to life and private pension carriers in Brazil.

XP CS is an insurance brokerage company focused on life and pension insurance brokerage, duly licensed by SUSEP to operate in the insurance market as per SUSEP Circular Letter No. 510 of January 22, 2015, and registered with SUSEP under No. 10,0628468. Therefore, it is subject to the applicable legislation and regulation applicable to insurance brokers.

Insurance companies such as XP Seguros and XP VP are required to be duly licensed by SUSEP in order to operate in any given insurance field and are subject to the local legal and regulatory framework governing their operations, governance, solvency, products, accounting, actuarial standards and other technical aspects of their business. By engaging in the insurance business, XP Seguros is subject to a number of regulatory risks, such as (a) changes in solvency and minimum capital regulation, which could result in the need for increased capital to cover new solvency requirements and/or in the divestment of certain classes of assets; (b) changes in product regulation, which could materially alter the way in which the company’s products are created, sold or operated in general; (c) intervention and/or liquidation proceedings by SUSEP in the event of solvency-sensitive scenarios, which could lead to material deviations or interruptions to the company’s ordinary course of business and/or regulatory sanctions upon the company and its management; and (d) incurrence of fines and other penalties (such as temporary suspension of activities or license cancellation) imposed by SUSEP for perceived breaches of applicable regulation, among others.

Insurance brokerage firms such as XP CS must obtain SUSEP registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or Law No. 4,594/64 and Decree-Law No. 73/66. The insurance broker, whether an individual or legal entity, is the intermediary legally authorized to solicit and promote insurance contracts accepted by the current legislation, between the insurance companies and individuals or public or private legal entities. Only duly qualified insurance brokers pursuant to Law No. 4,594/64 that have signed the insurance proposal shall be paid the brokerage fees related to each insurance modality, based on the respective tariffs, including in case of adjustment to the issued premium.

It is not mandatory that an insurance brokerage company sells its insurance through intermediation. Such companies may seek clients directly. However, when a direct sale of insurance occurs, a fee must be paid to FUNENSEG. The Brazilian legislation does not establish a minimum brokerage fee in such cases.

Under the applicable regulation, insurance brokerage companies, such as XP CS, are obligated to prove technical certification of all their employees and workers who directly participate in the regulation and settlement of insurance claims, customer service, and direct sales of insurance, capitalization and open supplementary pension products. Such certification shall be provided by an institution of recognized technical capacity, duly accredited by SUSEP.

Insured persons and insurance firms can pursue civil action against insurance brokers for losses incurred as a result of intentional malfeasance or negligence caused by brokerage activity. In case of non-compliance with the regulatory rules, in addition to the legal sanctions, insurance brokers and managers are subject to fines, temporary suspension from the exercise of the profession or registration cancellation.

Regulation Applicable to the Controlled Companies Outside Brazil

XP Investments – United States of America

XP Investments, whose marketing name is XP Investments, is registered as a securities broker-dealer with the SEC and in twenty-six U.S. states and territories, and is a member of FINRA, a self-regulatory organization, or SRO, subject to SEC oversight. Consequently, XP Investments and its personnel are subject to extensive requirements under the Exchange Act, state securities laws and SEC and FINRA rules, including requirements relating to, among other things, sales and trading practices, recordkeeping, anti-money laundering, financial and other reporting, supervision, misuse of material non-public information and the conduct and qualifications of certain personnel. SEC-registered broker-dealers are also subject to capital requirements, which mandate that they maintain minimum levels of capital (“net capital”) and effectively require that a significant portion of a broker-dealer’s assets be kept in relatively liquid form. SEC and FINRA rules also require notification when a broker-dealer’s net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in a broker-dealer’s regulatory capital composition and constrain the ability of a broker-dealer to expand its business or distribute capital under certain circumstances.

XP Investments is also registered with the CFTC as an introducing broker and is a member of the NFA, an SRO that regulates certain CFTC-registrants. CFTC-registered introducing brokers are subject to expansive requirements under the Commodity Exchange Act and CFTC and NFA rules, including requirements relating to, among other things, sales practices, regulatory capital, anti-money laundering, financial reporting, supervision and recordkeeping.

The violation of laws, rules or regulation that govern the activities of an SEC-registered broker-dealer or CFTC-registered introducing broker could result in administrative or court proceedings, censures, fines, penalties, disgorgement, suspension or expulsion from a certain jurisdiction, SRO or market, the revocation or limitation of licenses, the issuance of cease-and-desist orders or injunctions or the suspension or disqualification of the entity and/or its officers, employees or other associated persons.

XP Private – Switzerland

XP Private (Europe) S.A., or XP Private Geneva is an independent asset management firm duly authorized to conduct its activities in Switzerland, pursuant to the rules issued by the Swiss Financial Market Supervisory Authority, or FINMA, and to the applicable legislation.

The authorization of XP Private Geneva does not contemplate professional management of investment funds portfolio in Switzerland.

FINMA is the independent regulator of financial markets in Switzerland with the aim of protecting creditors, investors and insured persons. Its supervises banks, insurance companies, stock exchanges, investment funds, their managers and administrators. FINMA also regulates insurance distributors and intermediaries.

XP Private Geneva is a member of the ARIF, a nonprofit self-regulatory entity recognized by FINMA. Its objective is to assist in the prevention and combat of money laundering, inform its members and require them to comply with the Federal Money Laundering Law and Terrorism Financing Act of October 10, 1997.

XP Investments UK LLP and Sartus UK – United Kingdom

XP Investments UK LLP is a brokerage firm headquartered at New Penderel House 4th Floor 283-288 High Holborn London WC1V 7HP, United Kingdom, authorized by the FCA on April 10, 2017.

Sartus UK is an appointed representative of NEA acting as an agent of NEA, which is duly authorized and regulated by the FCA .

As an appointed representative, Sartus UK is not directly authorized by the FCA to provide regulated products and services in the United Kingdom. However, it is permitted to carry out certain regulated activities as an appointed representative of NEA. NEA is responsible for ensuring that such regulated activities are carried out in accordance with the relevant regulatory requirements. Consequently, Sartus UK is required to operate its business in accordance with the regulatory requirements applicable to NEA.

The permissions detailed above do not cover the discretionary management of portfolios of individuals and legal entities or the investment fund (also known as collective investments schemes) portfolios in the United Kingdom and the European Union.

On June 28, 2019, we sent a notice of termination of the Appointed Representative Agreement to NEA, which became effective on September 30, 2019, in order to concentrate our efforts in the private and wealth management business in Switzerland through XP Private (Europe) SA.

A LETTER FROM THE FOUNDER

I started XP in 2001 at the age of 24. At the time, all I had was a lot of courage and a strong drive to win, with no financial support and very little cash. In fact, I had just been laid off and I only had the U.S.$2,500 from my final paycheck. I rented a tiny 270 square-foot room and bought some used computers from a cybercafé going out of business. I confess, my main goal at first was not to get laid off again, it really felt like an adventure.

Since then, XP has been growing and generating profits every year, we had no choice.

I started to learn how to dream big by fighting for survival, literally struggling to convince our first employee to become my partner instead of being hired, because we had no cash. The challenge was not trivial: in the first months everything was blurred and the challenges kept getting bigger and bigger.

However, I always believed that if we did the right thing for the clients, putting their goals first, they would respect and appreciate us over time. Things would work out.

Putting the clients’ goals first was not the usual approach in Brazil. The investment market has always been concentrated in a few large banks which, in my view, are not focused on the clients. As a result, Brazilians typically invest inefficiently, which limit their ability to build wealth and improve their quality of life.

The vision to disrupt the highly concentrated banking system and transform the Brazilian financial market to improve people’s lives is what has driven us for the past 18 years. We deeply believe in this mission.

If I had to choose two things that enabled us to get where we are, I would say our culture and meritocratic partnership model.

Competing with the large Brazilian banks is not easy. To face the challenge, we need partners who share our vision and our commitment to the mission. They must buy into our culture, be aligned with the company for the long run and be willing to go the extra mile to reach our daring goals.

Over the past 18 years, I’ve shared my dream with people that I believe to be better than me, and my dream rapidly became our dream. We work together in a very effective and harmonious way as a team focused on our mission and on achieving our ambitious goals.

My partners and I do not have, and will not have, other businesses in our lives. We are fully aligned with, and committed to, the company’s long-term success. It is our life’s mission. We love what we do, and will keep working hard to do more and find ways to do it better every day.

Ten years ago, we welcomed our first investment from a private equity fund. Having institutional investors has made us a better and stronger firm, helping us upgrade systems, controls and governance.

Today, we are ready to go public.

We are confident that connecting with some of the world’s largest and smartest investors is the best way for us to take the next growth steps and capture the vast opportunities ahead.

Over the last two decades, we have sought to transform the Brazilian financial markets to improve the lives of millions of people. We decided to pursue an initial public offering in the United States to attract the most significant global investors, particularly those focused on technology and global financial markets, to accelerate our growth and the transformation of the Brazilian financial markets.

We selected Nasdaq as our listing venue because it is recognized for bringing together the world’s leading technology companies. An initial public offering in the United States allows us to adopt a super voting structure, which is essential for our partnership to keep control of XP, ensuring our continued independence as a public company and aligning our interests with XP’s millions of current and future customers. A U.S. listing requires us to comply with higher governance standards and provides our investors and clients with greater transparency of our business. By accessing new markets and strengthening our capital structure, we continue to strengthen our core mission: to democratize millions of Brazilians’ access to the best financial products and services, always guided by full transparency and focus on our customers’ needs.

I want to emphasize to all potential investors that the key metric that guides us for the long run is the quality of our services and commitment to our customers. This is the only way we will achieve our audacious goals and become the largest and greatest investment and financial services company in Brazil.

We are fully aware of our responsibility to generate financial results for our shareholders, and we see this as a natural consequence of our core purpose: “customer enchantment.”

We are very proud of this new phase that we are entering, and remain motivated by the commitment to overcome obstacles and make the impossible possible.

Finally, I would like to share our values. These are not just statements written on the walls of our offices. They are our DNA, the core beliefs inside each person at XP, and we live by them every day.

1.	Dream Big: We want people who make impossible missions possible and are motivated by confronting challenges, always doing the right thing and playing by the rules.

2.

Open Minded: We embrace all new ideas and projects, being agile to adjust course or even stopping them if they are not working. We are humble in our relationships with all stakeholders, there is no absolute truth. In our view, this is a strength that enables us to better understand and explore many variables and make better decisions.

3.

Entrepreneurial Spirit: People don’t just work at XP, they help us take our company to the next level and are invited to join our partnership if they thrive. This sense of ownership is what drives everyone to engage in our lifetime project and understand all the responsibilities of being a partner.

We know where we came from. Like all entrepreneurs who started from scratch, we are proud of how far we have travelled, and we are very excited on how much lies ahead.

I am 100% confident that our journey is just beginning.

Thank you for considering joining us as an investor.

Guilherme Benchimol

BUSINESS

Our Mission

Our mission is to transform the financial markets in Brazil to improve the lives of people in our country, which is the 6th largest economy in the world with over 200 million people and a GDP of nearly US$2 trillion. We believe the financial services industry in Brazil is generally inefficient, expensive by international standards and provides poor client experiences, because it is dominated by five traditional financial institutions with US$1.5 trillion in assets that account for approximately 93% of retail assets under custody, or AUC, according to a report by Oliver Wyman published in 2019, and 80% of all consumer loans and 79% of all deposits, according to the Central Bank of Brazil.

We believe this concentration has enabled the incumbents to secure a large profit pool and restrict the market in Brazil by: (1) providing a more narrow selection of financial products than typically found in larger markets, such as the United States and Europe; (2) promoting inefficient financial products, such as savings accounts called Poupança, which provide investors with very low returns, at times below the inflation rate, and come with highly restrictive and punitive redemption options; (3) charging relatively high fees with low yields since the clients are captive and the products made available are often limited only to those created and controlled by each bank; and (4) providing poor customer service due to a low prioritization of the client experience, limited market competition, and a lack of alternative choices available to consumers.

We are dedicated to disrupting this market and improving people’s lives by providing them with access to more financial products and services through multiple channels, at lower fees, with a strong emphasis on financial education and high-quality services delivered through a highly differentiated client-centric approach and innovative technology solutions

Introduction to XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that accounted for 1.5 million active clients and R$125 billion in net in-flows of new money year-to-date as of September 2019, up 101% year-over-year and 148% year-over-year, respectively. Based on data from sources indicated below, we believe we are:

•	#1 Ranked Financial Investment Brand in Brazil – with an NPS of 71 as of September 2019, the highest score in our market based on company filings according to a third party analyst research report;

•

#1 Independent Financial Investment Platform in Brazil – with 3% market share of the R$7.9 trillion market for total AUC as of December 31, 2018, according to a report by Oliver Wyman commissioned by us;

•

#1 Independent Digital Platform for Investors in Brazil – with three digital portals XP, Rico and Clear serving clients directly. XP has the largest number of followers on Instagram (over 750,000 as of the date of this prospectus) among investment firms in Brazil, and our three brands combined accounted for 54% of Google searches for investment keywords and 43% of responses to “the first brand in investments” according to Google Analytics and a consumer survey, respectively, as of September 2019;

•	#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 5,900 IFAs who on-board new clients onto the XP Platform;

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#1 Financial Media Portal in Latin America – with approximately 9 million monthly unique visitors to our Infomoney website as of September 30, 2019. Approximately 77% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similarweb; and

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#1 Financial Services Event in Latin America – with over 30,000 attendees at our annual EXPERT conference held in July 2019, which we believe ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third party data.

Our Founding & Evolution

We were founded in 2001 as a small, independent financial advisor partnership dedicated to improving the lives of people in our country. In order to build our business from the ground up, while competing against the traditional banks, we dedicated ourselves to the search for new ways to compete and to leverage next-generation technologies that enable us to differentiate ourselves and provide the operating efficiencies to scale. Over the years, we have been able to consistently innovate, develop our technology solutions, and evolve our proprietary business model in several integrated phases that have complemented each other and compounded our capabilities. We believe this evolution has enabled us to instill trust in the XP brand and begin a revolution in the way financial services are sold in Brazil. These integrated evolutionary phases include:

(1)

Providing Financial Education and Empowerment – We began our evolution by providing financial education courses to empower new classes of first-time and early-stage investors teaching them how to invest and how to access new types of financial products and services that they may not have had access to before through traditional financial institutions. These educational courses began to build trust in XP and became an effective client acquisition model by converting students into empowered clients.

(2)

Democratizing Access to Financial Products and Services – We developed an open product platform which provided our clients with a much wider selection of financial products than the traditional banks provide to their customers. This platform included a more diverse selection of financial investment products, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance and pension plans, and real estate trusts, and a wider choice of issuers that include XP, our product partners and our competitors. The breadth of our open platform was a significant market innovation, that enhanced our brand further, and provided clients with new opportunities for risk-taking and investment returns. We believe it remains substantially differentiated when compared to the relatively closed platforms of the traditional banks.

(3)

Scaling of Our Ecosystem of Users, Distribution & Media Content – We expanded our ecosystem of users, distribution channels, and proprietary digital content and marketing. As our retail customer base and AUC volumes grew, we attracted new issuers of financial products, corporate clients and institutional traders into our fast-growing ecosystem of clients. We complemented our distribution by scaling our network of IFAs located across Brazil who solicit new customers, provide them access to our wide selection of financial products and technology applications, and help us onboard them as XP clients. These IFAs are our strategic business partners who share our entrepreneurial spirit and mission to democratize financial services in Brazil and benefit from the competitive advantages provided by our platform and technology. To support this expansion while continuously building trusted relationships in the market, we expanded our proprietary marketing initiatives and digital media content. We continued to build our educational course offerings, created what we believe is the largest investment conference in the world, developed the largest financial information online portal in Latin America, and developed a range of social media and digital influencer programs to promote our services and brand.

(4)	Diversification and Enhancement of Our Direct Digital Channels and Brands – We expanded our distribution significantly by leveraging our growing ecosystem to (1) grow and enhance XP Direct, our primary digital portal for investors, and (2) develop new digital channels, such as Rico, our digital portal brand for self-directed investors, and Clear, our digital portal and online trading platform brand for retail active traders. We also enhanced these direct portals further by leveraging our technology platform, fast-growing data lake, and artificial intelligence capabilities to provide more sophisticated functionality and offer more advanced data analytics tools through more intuitive and convenient user interfaces, or UX.

(5)

Empowerment of the Client Journey – We leveraged the significant technology DNA in our company, comprising our innovation and development teams and agile software development methods to develop a suite of new products, services and technology applications that engage and serve our clients across their financial journeys. We launched an advanced suite of cloud-based and mobile technology applications, with sleek advanced UX and easy user experience, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, analytics, and data queries. We have also begun to expand our solutions into adjacent and complementary financial services that our clients use. For example (1) we began to provide our ecosystem with pension insurance in March 2019, and by September 2019 we had already captured approximately 7% market share of the new money inflows for this service in Brazil in that period; and (2) we received our bank license for Banco XP from the Central Bank of Brazil on October 11, 2019, which enables us to offer a range of complementary digital banking products and services to our clients, including asset-back margin finance.

The following graphic illustrates how we have successfully scaled across channels and grown our client base as we evolved our business over time.

The Revolutionary XP Model

Our revolutionary XP Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners, and it has begun to change the way investment services are accessed and sold in Brazil. Our differentiated approach incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly customized and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably. As illustrated in the following graphic, the key components of our model include: (1) a mission driven culture; (2) a self-reinforcing ecosystem; (3) a superior products and services platform; and (4) differentiated, advanced technology platform.

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A Mission-Driven Culture – our culture remains central to XP and we remain vigilant in preserving and nurturing it, so that it can continue to guide our firm by promoting (1) a strong collaborative environment within our company; (2) a clear focus on our mission to improve people’s lives by empowering them as investors; (3) a zero-fee pricing philosophy wherever possible; (4) a strong, long-term client-centric focus which we prioritize ahead of maximizing short-term gains; and (5) an energetic entrepreneurial spirit with a commitment to innovation and the continuous pursuit of improvement.

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A Self-Reinforcing Ecosystem – we have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, continuously reinforce each other and help promote XP’s products and services as they grow. These include:

•	User Base of Clients – which includes our: (1) over 1.5 million retail clients who buy and sell the financial products on our platform, benefitting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 400 institutional and corporate issuer clients (out of which over 200 are located in Brazil and over 200 are located outside Brazil), such as fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.

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Omni-Channel Distribution Network – which enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes: (1) XP Direct our fast-growing full-service offering for mass-affluent clients; (2) Rico our online-only solution for self-directed investors; and (3) Clear our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of approximately 5,900 IFA partners, who are located in approximately 620 offices in 132 cities across Brazil, which collectively represent 86% of Brazilian GDP. Together, they form the largest independent financial advisor network in the country. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients.

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Proprietary Media & Digital Content – which helps us democratize access to financial content in Brazil, empower Brazilians on how to make investment decisions more independently, and attract, retain and monetize clients. This lead-generation ecosystem of platforms includes: (1) Infomoney the largest investment portal in Latin America with approximately 9 million monthly unique visitors as of September 30, 2019; (2) XP Educação a leading online financial education portal in Brazil; (3) XP Research digital platform with over 500,000 monthly unique visitors; (4) EXPERT the largest investment event in Latin America with approximately 30,000 attendees in 2019; (5) our Digital Influencers program, with over 3 million followers on social media; and (6) Leadr an investment-focused social media network with over 465,000 downloads and over 150,000 monthly active users. We believe this content is highly differentiated in Brazil, is a powerful driver of growth, and provides us with low CAC.

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A Superior Product and Services Platform – we primarily provide our clients with two types of offerings, our financial advisory services and our open financial product platform. We have developed both of these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of the traditional banks. These include:

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Suite of XP Advisory Services – which are comprised of several services, such as (1) XP Investimentos for our retail clients in Brazil; (2) XP Private for our high-net-worth clients; (3) XP Investments for our international clients; and (4) XP Issuer Services, for our corporate and institutional clients.

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Open Product Platform – which is our open product platform that provides our clients with the broadest access to over 600 investment products in the market without the protectionist barriers, conflicts and closed-loop restrictions of the traditional banks. These include investment products from XP, our partners and our competitors, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others.

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VIP Customer Service – which is our premier customer service program and support organization, designed to provide our clients and partners with the highest quality client service. We train our customer service personnel to (1) understand the daily activities and processes across the client journey in order to help resolve customer issues more effectively; (2) prioritize positive client experiences and long-term relationships above short-term performance results; and (3) leverage and promote our advanced technologies to serve our clients more efficiently.

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A Differentiated, Advanced Technology Platform – we have developed a powerful, integrated suite of proprietary technology assets, technology applications, and technology development resources that enable us to differentiate XP in the market, manage all of our solutions, conduct all of our activities and operate with low-cost advantages and efficiencies. These include:

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XP Genius – which is our powerful, integrated, cloud-based technology platform built with a modular architecture that efficiently leverages a range of micro-services to help (1) connect our various portals, systems, technologies and environments; (2) power our solutions and applications across our organization; (3) manage our large, valuable and rapidly growing pools of proprietary data; (4) conduct our big data analytics and artificial intelligence initiatives; (5) provide us with proprietary information and market insights; and (6) extend our reach and capabilities into new areas,

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XP Innovation Teams – which is a dedicated innovation development program, comprised of approximately 500 people, who develop and support our solutions by using agile software development methods and leveraging the significant technology and data assets in our company. These include 8 XP Tribes, comprised of 2-3 managers each, that help guide and support our development priorities across numerous projects, and 50 XP Squads, comprised of an autonomous integrated team of 8-10 developers and business experts, that collaborate to create new technologies and solutions or improve our current offerings.

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XP Technology Apps – which is an advanced suite of cloud-based and mobile technology applications, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, and data queries. Our apps are integrated with our powerful data bases and analytics tools and are designed to be powerful, yet simple, attractive, and easy to use, with sleek user interfaces, or UX, that are comparable to some of the top consumer technology products in the world.

Our Operations

We operate an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. We leverage the XP Model to serve a diverse group of retail and institutional clients in local and international markets, with offices in Brazil, New York, Miami, London and Geneva. We currently serve over 1.5 million active retail clients who have an investment account with us. Approximately 30% of our clients are served by one of our IFA partners and approximately 70% of our clients are self-served, primarily utilizing an account through one of our websites, or have an investment adviser through XP Direct. As of September 30, 2019, our average AUC per client account was approximately R$230,000.

We generate our revenues primarily by (1) providing our existing clients with a growing range of financial products and services in which to invest their existing AUC already on our platform; (2) attracting additional money onto our platform from existing investors to grow our total AUC; and (3) attracting new clients and money inflows onto our platform across a variety of channels to increase our total AUC. As shown in the following chart, we generate a significant amount of our revenues from existing clients and AUC, which is recurring and predictable in nature.

% of Retail Revenue From New Clients vs Existing Clients

Depending on the mix of products and services, we generate numerous forms of income from our AUC, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories such as retail, institutional, issuer services, digital content and other. As a result of our business model and market position, we benefit from high visibility in most of our revenues and from a low correlation to macro-economic conditions. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2018 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 92% during the same period.

Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total AUC. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate organic growth, with expenditures amounting to 4.6% of net revenues for the year ended December 31, 2018 and to 2.4% of net revenues for the nine months ended September 30, 2019. Additionally, our strong balance sheet serves as a substantial competitive advantage relative to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of Infomoney in 2011 and Rico in 2018.

In 2018, we reported R$202 billion in AUC, R$3.2 billion in gross revenue, R$3.0 billion in net revenue, R$465.3 million in net income, and R$491 million in Adjusted Net Income, a year-over-year increase of 60%, 56%, 55%, 10% and 15%, respectively, versus 2017. In the nine months ended September 30, 2019, we reported R$350 billion in AUC, R$3.7 billion in gross revenue, R$3.4 billion in net revenue, R$699 million in net income and R$657 million in Adjusted Net Income, an increase of 93%, 64%, 66%, 99% and 75% year-over-year, respectively, versus the nine months ended September 30, 2018.

Our Corporate Structure

Our group is currently composed of 26 entities, 16 of which are incorporated in Brazil and 10 of which are incorporated in other countries. Our material operating subsidiaries are:

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or XP CCTVM

XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$5,336 million (representing 44.3% of our combined assets) as of December 31, 2017 and R$14,050 million (representing 73.5% of our combined assets) as of December 31, 2018. XP CCTVM recorded total revenue and income of R$1,380 million during 2017 (representing 72.4% of our consolidated total revenue and income) and R$1,967 million during 2018 (representing 66.5% of our consolidated total revenue and income).

XP Gestão de Recursos Ltda., or XP Gestão

XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$75 million (representing 0.6% of our combined assets) as of December 31, 2017 and R$105 million (representing 0.5% of our combined assets) as of December 31, 2018. XP Gestão recorded total revenue and income of R$70 million during 2017 (representing 3.7% of our consolidated total revenue and income) and R$71 million during 2018 (representing 2.4% of our consolidated total revenue and income).

XP Advisory Gestão de Recursos Ltda., or XP Advisory

XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$8 million (representing 0.1% of our combined assets) as of December 31, 2017 and R$19 million (representing 0.1% of our combined assets) as of December 31, 2018. XP Advisory recorded total revenue and income of R$11 million during 2017 (representing 0.6% of our consolidated total revenue and income) and R$21 million during 2018 (representing 0.7% of our consolidated total revenue and income).

XP Vista Asset Management Ltda., or XP Vista

XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$12 million (representing 0.1% of our combined assets) as of December 31, 2018. XP Vista recorded total revenue and income of R$20 million during 2018 (representing 0.7% of our consolidated total revenue and income).

XP Corretora de Seguros Ltda., or XP Seguros

XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing pension plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$20 million (representing 0.2% of our combined assets) as of December 31, 2017 and

R$48 million (representing 0.2% of our combined assets) as of December 31, 2018. XP Seguros recorded total revenue and income of R$27 million during 2017 (representing 1.4% of our consolidated total revenue and income) and R$61 million during 2018 (representing 2.1% of our consolidated total revenue and income).

XP Investments US, LLC, or XP Investments

XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$152 million (representing 1.3% of our combined assets) as of December 31, 2017 and R$253 million (representing 1.3% of our combined assets) as of December 31, 2018. XP Investments recorded total revenue and income of R$132 million during 2017 (representing 6.9% of our consolidated total revenue and income) and R$206 million during 2018 (representing 7.0% of our consolidated total revenue and income).

XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or XP Educação

XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$10 million (representing 0.1% of our combined assets) as of December 31, 2017 and R$40 million (representing 0.2% of our combined assets) as of December 31, 2018. XP Educação recorded total revenue and income of R$10 million during 2017 (representing 0.5% of our consolidated total revenue and income) and R$57 million during 2018 (representing 1.9% of our consolidated total revenue and income).

Our Cohorts and Client Economics

We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and our significant opportunity in the future. For example, we measured the net new money invested with us over time across four cohorts, which were defined as new clients that became active on our platform in January 2016, January 2017, January 2018 and January 2019. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.

We found that each cohort progressively began with a larger initial investment of AUC as our company was growing, our ecosystem was expanding, and our brand was getting stronger. For example, our January 2019 cohort began with an initial investment that was nearly 7x the size of our January 2016 cohort. However, more importantly, we found that each cohort demonstrated significant growth in their total AUC invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, each cohort of clients was content enough with their XP client experience that they chose to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet. For example, as shown in the following chart:

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January 2016 Cohort – This cohort began with an initial AUC investment of R$511 million and, after adjusting out the net appreciation of assets, the net balance of invested AUC increased 44% after 6 months, 76% after 12 months, 97% after 18 months, 109% after 24 months, and 109% after 30 months;

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January 2017 Cohort – This cohort began with an initial AUC investment of R$1,678 million, up 228% over the January 2016 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 51% after 6 months, 78% after 12 months, and 101% after 18 months, 112% after 24 months, and 128% after 30 months;

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January 2018 Cohort – This cohort began with an initial AUC investment of R$2,135 million, up 27% over the January 2017 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months, 75% after 12 months, and 92% after 18 months; and

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January 2019 Cohort – This cohort began with an initial AUC investment of R$3,514 million, up 65% over the January 2018 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months.

As our clients add new money onto our platform and become more comfortable using our technologies and services, they may also purchase more products within their existing financial product categories or begin to explore new categories. For example, a customer with a portfolio of equity securities may purchase additional equities and equity products, such as futures, and also diversify into fixed income products.

We believe a simple cohort data analysis demonstrates this trend in our business and the significant opportunity in the future. For example, we measured the average number of product categories per client invested with us (with declared net worth above R$50k) over time across four cohorts, which were defined as new clients that became active on our platform in January 2016, January 2017, January 2018 and January 2019. Product categories include equities and futures, fixed income securities, pension funds, XP Asset Management funds, third party mutual funds, structured notes and REITs, and the clients with a declared net worth above R$50k represent over 80% of our total AUC in the abovementioned periods.

We found that each cohort progressively began with a higher number of investment product categories as new products and service were added to the platform. For example, our January 2019 cohort began with an average number of product categories that was over 10% higher than our January 2016 cohort. However, more importantly, we found that each cohort demonstrated significant growth in the average number of product categories invested with XP over time. This demonstrates that after making their initial investments, each cohort of clients was content enough with their XP client experience that they chose to continue investing in new product categories. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base with an increasing cross-sell of complementary and adjacent products and services. For example, as shown in the following chart:

Average Number of Product Categories per Client (#)

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January 2016 Cohort – This cohort began with an initial 1.7 average number of product categories invested. This number increased 34% after 6 months, 38% after 12 months, 48% after 18 months, 53% after 24 months, and 61% after 30 months, and 65% after 36 months;

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January 2017 Cohort – This cohort began with an initial 1.8 average number of product categories invested. This number increased 30% after 6 months, 40% after 12 months, 49% after 18 months, 51% after 24 months, and 55% after 30 months;

•	January 2018 Cohort – This cohort began with an initial 1.9 average number of product categories invested. This number increased 31% after 6 months, 38% after 12 months, 44% after 18 months; and

•	January 2019 Cohort – This cohort began with an initial 1.9 average number of product categories invested. This number increased 32% after 6 months.

Given our increasing amount of AUC from existing clients, illustrated by our net inflow cohort analysis, and our increasing cross-sell of complementary and adjacent products and services, illustrated by the average number of products per customer cohort analysis, and the relatively high switching costs in the financial services market, we believe the LTV of our customers is increasing. Our business model also has relatively low customer acquisition costs, or CAC, per client, due to our primarily digital business model, our self-reinforcing ecosystem, and our highly efficient omni-channel distribution network. We believe our marginal CAC will continue to benefit from scale efficiencies.

Our Market

Brazil is a large and attractive market for financial services and financial technology solutions. The country has the 5th largest population and the 6th largest economy in the world with 209 million people and a GDP of US$1.9 trillion in 2018. As shown in the graph below, Brazil GDP growth decelerated materially from 2014 to 2018 in one of the worst recessions in Brazilian history. During this period, we established a track record of delivering strong financial performance, even during difficult macroeconomic conditions, and grew our total AUC at a CAGR of 92%. Brazil emerged from its recession in 2018 and is now expected to enter a more positive macroeconomic environment for the first time in several years, which we believe will create favorable tailwinds for our business.

Key Market Challenges

We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:

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Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. According to a report by Oliver Wyman published in 2019, five banks, Itaú Unibanco, Bradesco, Banco do Brasil, Caixa Economica Federal and Santander, collectively accounted for 93% of the R$8.6 trillion in investment AUC. According to the latest information from the Brazilian Central Bank, these same five banks collectively accounted for: (1) 80% of the R$2.6 trillion in all deposits; (2) 99% of the R$599 billion in mortgages; (3) 79% of the R$231 billion in credit card outstanding balances; (4) 93% of the R$810 billion in open Pension Funds;

(5) 61% of the R$4.7 trillion in institutional asset management funds; (6) 84% of the R$1.8 trillion in personal loans; and (7) 78% of the R$1.5 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.

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Bureaucratic, Asset-Heavy Infrastructures – The legacy models of the traditional banks are based on asset-heavy infrastructures such as large networks of physical bank branches, large bureaucratic organizations with hundreds of thousands of personnel and processes, and older, segregated technology platforms. We believe these cumbersome infrastructures encourage the traditional banks to focus more on (1) managing the internal burdens of their operations; (2) pushing their in-house products over alternatives from third-party providers; and (3) preserving the status quo.

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Narrow Selection of Financial Products – The concentration of traditional financial institutions in Brazil provide their customers with more limited access to financial products than typically found in larger and more developed markets, such as the United States and Europe. These banks have closed-loop product platforms which significantly restricts the selection of investment products made available to their customers typically to those that were created in-house by each bank or have significant embedded costs to drive promotion. We believe these practices tend to drive high fees and/or low cost of funding for the traditional banks, but severely limit choice for investors.

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Promotion of Inefficient Financial Products – In Brazil the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or CDBs, and savings accounts called Poupança, which provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança or other cash accounts account for 20% of all investment assets in Brazil, according to Oliver Wyman, despite paying relatively low interest rates, often lower than the base Selic interest rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.

Source: Séries temporais - Banco Central do Brasil

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High-Costs and Spreads – We believe overall fees and spreads for financial products in Brazil are too high and are driven by (1) the closed platforms of the incumbent banks who often limit their customer’s selection of financial products to those created and controlled by each bank; (2) the promotion of inefficient financial products that pay very low yields, such as Poupança; and (3) the high, asset-heavy infrastructure costs of the incumbent banks.

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Poor Customer Service – We believe the incumbent banks and other service providers generally provide poor customer service in Brazil based on market surveys, given the lack of market competition and alternative choices available to their clients. We believe these factors drive the prioritization of near-term results over long-term client relationships and discourage the banks from (1) focusing on their client’s day-to-day needs; (2) serving the entire customer experience; and (3) looking for new ways to add value.

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Underpenetrated Debt Capital and Other Financial Markets – We believe the debt capital markets in Brazil are significantly underpenetrated for the issuance of fixed income products and corporate bonds, particularly when compared to larger markets such as the United States and Europe. The incumbent banks control the majority of the debt market and typically steers clients to bank issued term loans or limited fixed income products that are sold to their asset management businesses, which we believe limits the amount of available credit in the market and fosters an environment for higher costs due to limited competition. Similarly, other lending products, commonly found in larger markets, such as home equity loans, are very limited in Brazil.

Key Market Trends

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Favorable and Highly-Aligned Regulatory Initiatives – The Central Bank of Brazil, or BCB, is actively promoting what it calls financial democratization policies that seek to provide easier access to financial markets, long-term low interest rates and better financial services. We believe these regulatory initiatives provide a favorable regulatory environment that are closely aligned and complement our mission to improve people’s lives by transforming the financial markets in Brazil. The Central Bank, has implemented an active regulatory agenda, called BC# which is focused on addressing structural issues of the National Financial System by fostering technological innovation. The Central Bank has defined four dimensions for its agenda, including:

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Inclusion – which it defines as “to ensure non-discriminatory access to the market for all those wishing to participate: small and large businesses entrepreneurs, investors and borrowers, both domestic and foreign clients.” Initiatives in this dimension involve (1) fostering the expansion of credit cooperatives; (2) simplifying and modernizing foreign exchange and international trade regulation (convertibility of the real); (3) local capital market development; and (4) enlarging access to microcredit;

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Competitiveness – which it defines as “to promote adequate pricing through fostering competitive access to financial markets.” Initiatives in this dimension involve (1) innovation and preparing the financial system for a technological and inclusive future (e.g. instant payments, open banking, and cyber risk management); (2) improving the management of international reserves; and (3) increasing market efficiency (e.g. market infrastructure and reserve requirements).

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Transparency – which it defines as “to improve the market and the BCB information availability and quality, and strengthen the transparency of information regarding financial markets – such as financial services and credit earmarking rules.” Initiatives in this dimension involve (1) improving conditions for rural and mortgage loans; (2) strengthening BCB’s relationship with Congress and foreign investors; and (3) Enhancing transparency and communication of BCB’s actions, including monetary policy decisions.

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Education – which it defines as “to promote the citizens’ financial awareness – and, ultimately, their participation in the financial markets – as well as to strengthen the habit of saving.” Initiatives in this dimension involve providing scalable financial education solutions to school students, indebted individuals and low-income citizens.

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Increasing Demand for Financial Education & Information – As interest rates and yields on traditional savings product have decreased, we believe there are a growing number of people interested in learning (1) the basics of financial freedom and empowerment; (2) how to access the financial markets more effectively; and (3) more sophisticated financial management strategies. We have seen the number of financial education students increase significantly in the market and believe the demand for financial media content has grown materially in the last few years across a number of channels.

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Increasing Demand for Financial Products – As more customers claim their financial freedom from the traditional banks, and yields on other bank products remain stagnant, we believe the market will see a steady increase in the demand for more types of financial products and more choices of issuers across different asset classes and risk appetites. We believe there will also continue to be an increasing interest from institutions and corporates for more product issuing opportunities and product structuring services. We believe this is a long-term trend as the Brazilian market expands to close the product selection gap with other large markets, such as the United States and Europe.

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Increasing Demand for Technology to Manage Financial Services – Similar to other trends in commerce, customers in Brazil are increasingly looking to conduct their financial journeys through digital channels, via online portals, cloud-based platforms and mobile technology applications, instead of in bank branches. In addition, as customers engagement increases, they are also demanding access to more sophisticated analytical tools and technology applications, such as comparison engines, risk management tools, and electronic trading platforms, through digital channels that can enable these features at low costs and high efficiency.

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Increasing Demand for Better UX Experiences – As customers engage in more digital channels, they are increasingly demanding sleeker, more powerful and more convenient user interfaces, or UX, similar to the consumer technology products and software applications that they interact with in other areas of their daily lives. We believe these digital customers will increasingly demand technology applications that provide intuitive, easy-to-use, yet powerful features, that can integrate and utilize all of their data, and empower them to do more across their client journeys, versus just siloed applications with one or two functions.

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Increasing Number of Independent Financial Advisors – the career market for registered IFAs is growing rapidly in Brazil as the traditional banks continue to close branches and reduce costs from their large legacy operations. Many top financial services professionals who previously worked in these banks are looking to become IFAs. The total number of IFAs in Brazil has grown from over 5,000 in 2015 to over 9,000 by 2019 according to a report by Oliver Wyman published in 2019.

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Increasing Demand for Turn-Key Solutions and Applications for IFAs – Many of these IFAs are looking for new platforms, that provide the product suites, business management tools and technology applications that they can use to start their businesses, attract new customers and manage their operations more effectively.

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Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology are making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process, with 93% of all retail AUC still inside the five incumbent banks according to a report by Oliver Wyman. Large corporates in Brazil have also been diversifying their funding sources away from Brazil’s largest banks, as the three Government-owned banks, Banco do Brasil, Caixa and BNDES, have reduced their corporate loan portfolios by R$372 billion in aggregate from December 2014 to June 2019, while Itaú Unibanco, Bradesco and Santander Brasil have kept their respective corporate loan books relatively unchanged during this same period. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only 1% of Brazilians having an active brokerage account.

Addressable Market Opportunities

We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil, which is expected to reach nearly R$8.6 trillion in investment AUC and adjacent markets by the end of 2019, according to a report by Oliver Wyman. Given our leadership, scale, brand, and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:

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Continued Growth of the Investment AUC Addressable Market – According to a report by Oliver Wyman published in 2019, the total addressable market of investment AUC in Brazil was R$7.9 trillion in 2018, up 105% since 2011, representing a CAGR of 11% that is roughly expected to continue at least up to 2024, as shown in the following graph.

Evolution Of Investment Assets

R$ Tn, Nominal Values

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Continued Shift of AUC from Banks to Independent Investment Firms – According to the Oliver Wyman report, banks in Brazil currently control approximately 93% of retail investment AUC and independent investment firms control approximately 7%, of which we believe XP accounts for the significant majority. Oliver Wyman estimates that the market share of investment AUC for independent investment firms will grow from 7% in 2018 to 25% in 2024. We believe this is a long-term trend that is still in the early stages. A similar shift away from banks has been observed in other markets across the globe, including the United States, where independent investment firms controlled 87% of mutual funds distributions in 2017, also according to Oliver Wyman, as shown in the following graphs.

Evolution Of Investment Assets Market Share

1.	For banks, it includes both retail and private banking branches as well as online banking; it excludes networks of IFA belonging to the groups. Considers mutual funds assets distribution.

Source: ANBIMA, Valor, Infomoney survey May/2017, Financial Times, Platforum. Oliver Wyman analysis

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Shift from Fixed Income to More Effective Products – Within the growth of AUC, we believe there is a long-term mix shift trend from lower yielding fixed income products to higher potential yielding products such as equities, managed funds, and structured products, such as derivatives. The share of fixed income as a percentage of total investment AUC dropped from 22% in 2016 to 19% in 2018 as shown in the following graph. These products have higher margins for investment platforms, positively affecting our profitability. In addition, these products tend to require more sophisticated advisory services given their inherently higher risk and complexity, which benefits firms, such as XP, that offer valuable financial planning and investment advisory services with a superior customer experience.

Evolution Of Investment Assets By Product Type

R$ Tn, Nominal Values

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Continued Expansion of Our Addressable Market into New Areas – We have made significant progress in disrupting the investment services of traditional banks, which can be among the hardest to penetrate, due to the difficulty in gaining customer trust, and have one of the highest switching costs in the financial services industry, due to the expense and tax impact of moving accounts. According to a report by Oliver Wyman published in 2019, we believe the total addressable revenue pool including adjacent markets that could be complementary to XP, such as insurance brokerage, credit and debit cards and other loans currently is R$487 billion, as shown in the following graphic.

Estimated Market Size (Revenues; FY 2018)

R$ Bn, Nominal Values

Note: Insurance Brokerage are the commissions paid by insurance companies to the brokers distributing their products; Debit/Credit Cards include (1) MDR fees; (2) net interest income after provisions for rotativo, installments and overdraft; (3) annual fees on cards; (4) discounting of receivables; and (5) POS rental/sales; Other Loans include net interest income after provision for payroll, auto and personal loans plus mortgages (non-earmarked) and corporate loans.

Our Competitive Strengths

Over the last 18 years, we have developed a differentiated set of capabilities and attributes in our business that we believe provide us with meaningful strategic advantages and have helped us to disintermediate the legacy models of traditional financial institutions. We believe these competitive strengths form the foundations of our business and drive value creation for our shareholders.

Mission-Driven Culture

Our culture remains central to XP and we believe it is the core strength of our company, enabling us to attract talent, unify our people, maintain the mindset to innovate and disrupt, guide our go-to-market-approach, develop powerful relationships with our clients and establish our identity in the marketplace. We remain vigilant in preserving and nurturing it, so that it can continue to guide our firm. We believe the key strengths of our culture are:

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A Collaborative Partnership Model – that fosters a collaborative environment within our company and an ownership mentality across our organization, which have enabled employees at all levels to remain focused and well aligned despite our rapid growth and expansion;

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Our Mission to Empower – which helps us maintain a clear and consistent message internally to our employees and partners and externally to the market, that our primary focus is to empower our clients and improve their lives by providing them with better access to investment opportunities;

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A Zero-Fee Pricing Philosophy – that seeks to eliminate expensive and unnecessary bank fees and charges, such as custodial, account maintenance and transfer services fees, which provides us with comparative marketing advantage and constantly reminds us to remain efficient;

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A Client-Centric Focus – that prioritizes transparency in our services, high-quality customer service and positive client experiences above short-term performance results, which helps us build a loyal customer base and long-term relationships that can be seen in our client cohorts and retention data; and

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An Entrepreneurial Spirit – that keeps us focused on the continuous pursuit of innovation across our firm to improve our operations and our client experiences. This fosters an energetic, meritocratic environment that attracts the most innovative financial and technological talent in the country to work or partner with us, which has helped us remain creative and avoid complacency.

Revolutionary XP Model

Our model incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly differentiated and integrated client experience, that have enabled us to differentiate from our competitors. In addition, the XP Model has given several strategic and operating advantages, including:

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First-Disruptor Leadership – Since our founding in 2001, XP has established itself as a trusted provider of low-cost brokerage, investment advisory, and asset management services in Brazil, the largest independent investment platform and leading alternative to the banks;

•	Trusted Brand – We have built a valuable, trusted brand in Brazil and received an NPS of 71 in September 2019, which is the highest score in the financial services industry;

•	Highly Efficient Financial Model – We believe our technology driven business model provides us with significant scale and operating efficiencies, including:

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Large Scale and Recurring Revenue – We have significant scale with R$350 billion in AUC and R$4.7 billion in last twelve-month gross revenue as of September 30, 2019. Our business also has a significant component of highly recurring revenue. We believe these help provide our business with a level of predictability and defensibility;

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Attractive LTV / CAC – Our business has an attractive client LTV due to our wallet share gains, revenue yield and low churn, driven by strong client relationships, our focus on the client experience, our increasing suite of solutions, and the structural high switching costs inherent in investment services. Our model also has relatively low acquisition costs per client due to our efficient marketing driven by our primarily digital business model, our self-reinforcing ecosystem, and our omni-channel distribution network. As of July 2019, the LTV / CAC ratio for our XP branded solutions was approximately 13x;

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Asset-Light, Low Cost Structure – Our technology-driven business model is asset-light and highly scalable. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. The asset-light nature of our business model requires minimal capital expenditures to facilitate growth, with expenditures amounting to 4.6% of net revenues for the year ended December 31, 2018 and to 2.4% of net revenues for the nine months ended September 30, 2019;

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Strong Free Cash Flow Generation – Our business model operating efficiencies enables us to generate strong cash flow in various market conditions, and enables us to continue investing in the growth of our existing business;

•	Network Effects – As we grow our business, we believe our model demonstrates distinct self- reinforcing network effects that help compound our growth; and

•	Powerful Combination of Attributes – The success of XP is due to the combination of capabilities, trusted brand, size and scalability of the XP Model that have been developed and nurtured over time.

Leadership and Structure

•	Experienced Management Team with Strong Track Record of Success – Our management team is comprised of our founders, who have help guide the success of XP over the last 18 years, and new partners who have joined the company along the way from a variety of successful backgrounds in the financial services, technology and consumer services industries. This team has an established track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2018 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 92%.

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Meritocratic Partnership Structure – We believe our partnership model is key to our long-term value creation. As of September 30, 2019, our partnership was made up of approximately 370 shareholders of XP Controle, which will continue to be our controlling shareholder immediately after this offering, and who are directors, officers and employees of the Company and/or its subsidiaries. Following completion of this offering, we expect to implement our new partnership model, pursuant to which existing or new partners may be entitled to share based compensation based on individual performance. For further information, please see “Management – Long-Term Incentive Plan.”

Our Growth Strategies

Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win from the incumbent banks that still control over 93% of the retail investment AUC in Brazil. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business. We intend to pursue these strategies organically, through our in-house initiatives and development capabilities provided by of XP Innovation Squads, and inorganically, by selectively making acquisitions of strategic assets such our acquisitions of Rico and Infomoney. Most importantly, we intend to remain focused on our core mission of improving people’s lives by empowering them to become investors and entrepreneurs, and we will nurture our mission-driven culture so that it can continue to guide our firm. Based on these principles, we plan to continue growth our firm by:

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Penetrating Our Base – We will continue to seek a greater share of the total AUC and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms, and we will seek to sell additional products and services to our clients. We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base.

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Expanding Our Ecosystem – We believe the self-reinforcing ecosystem provides a strong and highly differentiated advantage to XP, enabling us to reach, engage and empower clients across numerous channels. We intend to expand our ecosystem by:

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Growing our Client Base – We will continue to grow our base of active retail clients, which reached 1.5 million as of September 30, 2019, up 101% year-over-year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidly and products to our platform;

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Expanding Our Omni-Channel Distribution Network – We intend to drive more users to our various online portals and expand our network of approximately 5,900 IFA partners, which we believe provide a competitive advantage in promoting the XP brand and signing new clients. We intend to grow these channels by (1) Cross-promoting our brands through our proprietary media; (2) helping our existing IFA partners succeed and expand their businesses; (3) promoting the entrepreneurial opportunities of IFA careers in Brazil; and (4) signing new IFA relationships onto the XP platform. We believe that these channels will also continue to grow as (1) the investment market in Brazil continues to democratize and open up to new investors; and (2) traditional financial institutions continue to close branches, continue to cut costs, and their employees look for new career opportunities; and

•	Growing our Proprietary Digital Content – We believe this proprietary content (1) helps build familiarity and trust with XP; (2) helps educate Brazilians and makes them more proficient in financial products and services; and (3) helps convert students and audiences into new or more empowered clients or business partners. We will also continue to expand the reach, audience base and student base of our portals to attract, engage and empower prospective clients. We believe there is a significant opportunity to create and penetrate new media channels to cultivate existing relationships and attract new clients and partners. For example, we developed and launched our social media network, Leadr in 2019 and we already reached over 465,000 downloads and over 150,000 monthly active users.

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Expanding Our Solutions – We believe there is a significant opportunity to leverage our trusted brand, high NPS scores, and strong client-experience across the XP Model to (1) offer our clients and partners additional financial services solutions with a similar value proposition; and (2) disrupt the legacy models of traditional financial institutions in new areas. We could expand our solutions organically by leveraging the powerful development resources of our XP Innovation Squads, or we could selectively pursue investments and acquisitions that meet our criteria. We intend to expand our solutions by:

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Growing Our XP Platform Offering – While we believe our open product platform is key competitive advantage versus the limited, closed-loop platforms of the traditional financial institutions, we believe there is a significant opportunity to continue to build on this strength and provide our clients with greater selection and investment opportunities by (1) developing new investment products; and (2) incorporating new investment products from our partners and competitors;

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Growing Our XP Advisory Services – Similar to our product platform, we will look for opportunities to expand our suite of advisory services. For example, we launched XP Investments and opened offices in New York, Miami, London and Geneva, to provide new services for Brazilian clients looking to invest outside of Brazil and international investors looking to invest in Brazil;

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Developing New Investment Solutions – We have begun to leverage our capabilities to develop solutions in new adjacent areas of the financial services industry. For example, we developed a proprietary Pension Insurance solution that was complementary to some of our wealth management services and entered in March 2019 the R$1.8 trillion pension insurance market, which has been growing since 2011 at a rate of 15% per annum according to Oliver Wyman. By September 2019, we captured 7% of the net inflows in the pension insurance market, and reached approximately R$2 billion in AUC and over 6,000 active clients. We have also created a proprietary debt capital markets, or DCM, function to help foster the development of the fixed income markets in Brazil, which relative underdeveloped given the traditional bank control of credit in the marketplace. Our DCM function has already help numerous new issuers of fixed income securities access new pools of capital, and we believe represents the largest independent DCM business in Brazil. We believe there may be other similar opportunities for us to pursue in the future;

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Entering into New Financial Sectors – We believe there may incremental opportunities to disintermediate the legacy models of traditional financial institutions in other financial sectors beyond investments, which may require new licenses and platforms, but tend to be easier to penetrate and have much lower switching costs versus the investment services industry. For example, some new sector opportunities could include (1) insurance brokerage; (2) debit/credit cards; and (3) other loans. According to a report by Oliver Wyman, we believe the total addressable revenue pool including these adjacent markets that could be complementary to XP is R$487 billion. In September 2019, we received our Digital Bank license from the Central Bank of Brazil, enabling us to provide a broader suite of financial services; and

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Entering into New Geographies – We remain focused primarily on penetrating the large financial services market opportunity in Brazil. However, we have selectively opened a few small offices in the United States, the United Kingdom and Switzerland, to provide our Brazilian clients with access to international financial markets, and provide international clients with investment opportunities in Brazil. As new opportunities develop, we could selectively expand into new markets, where we can leverage our expertise in financial education and financial empowerment to create new classes of investors and disintermediate bank services in other highly concentrated markets.

Our Products and Services

We sell a wide range of products and services in various combinations to our clients that we believe are unmatched in their breadth and functionality in Brazil. We have developed these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks,. These include: our (1) XP Educação; (2) XP Advisory Services; and (3) our Open Product Platform.

XP Educação Products

XP Educação is the largest financial education service in Brazil, providing seminars, classes and learning tools to help teach individuals a range of topics, from the basics of investing to more sophisticated techniques and advanced investment strategies. We sell these courses to help educate investors in Brazil, which we believe is an effective way to build familiarity and trust with XP and an efficient way to help convert students into new or more empowered buyers of financial products and services. As of September 2019, we offered over 140 educational programs and 3 online MBA certification courses and had served over 50,000 students.

XP Advisory Services

Our XP Advisory Services leverage our in-house experts to advise our clients on a range of investment activities and our proprietary capabilities, expertise and systems to execute transactions on their behalf. For example, these services include:

Name	Type	Description	Users
XP Investimentos	Domestic Financial Services	Advisory services in Brazil to our mass-affluent clients and selected institutional clients	Mass- Affluent

XP Private	Domestic and International Financial Services	A unique and personalized wealth management experience for high-net-worth clients, which combines the robustness of a large global institution with the flexibility of a family office. XP Private provides a specialized manager with tailored solutions for each client and wealth planning development of on and offshore structures designed to protect, preserve and grow a clients’ net worth.	High Net Worth

XP Investments	International Financial Services	Access to international markets for our high-net worth customers and institutional clients, and access to the Brazilian market to foreign institutional investors. XP Investments is a FINRA registered firm with offices in New York and Miami, and an FCA registered firm, with offices in London and Geneva	Mass- Affluent High Net Worth

XP Issuer Services	Product Structuring and Issuing	Product structuring and capital markets services for our corporate clients and issuers of fixed income products	Issuers Corporate

Open Product Platform

We offer our client and partners the XP Platform, which is an open product platform that provides our clients with the broadest access to investment products in the market, ranging from our own XP-branded products to those of our partners and our competitors. We believe the open nature of our product platform is highly differentiated in the market and a key driver of the early success of XP. Traditional financial institutions in Brazil tend to favor a closed-loop model which significantly restricts the selection of investment products made available to their customers to those that were created in-house or have significant embedded costs to drive promotion. For example, these products include:

Name	Type	Description	Clients
Brokerage Securities	Investment Products

Over 300 equity securities and futures, such as:

•  Equities, iShares (ETFs) and Brazilian Depository Receipts (BDRs);

•  Dollar, Ibovespa and rate futures; and

•  Commodities, such as feeder cattle, coffee, soy; corn, ethanol, oil and gold.

• Retail • Institutions

Fixed Income Securities	Investment Products	Over 50 fixed income securities, including: • Bank Issuances: LCI, LCA, CDB, LF, LC; • Private Credit: Debentures, CRI, CRA, FIDC; and • Government Securities.	• Retail • Institutions
Mutual and Hedge Funds	Investment Products	• Over 15 XP Asset Management Funds • Over 400 third-party funds curated by XP from over 120 asset managers; and • Over 20 international funds.	• Retail • Institutions

Structured Products	Investment Products

Derivatives and synthetic instruments including:

•  Derivatives – Structures set up with options, using the margin as security. Can be done with Index, Dollar, Shares, Interest, feeder cattle and corn commodities; and

•  COE (Structured Operations Certificate) – Instruments combining fixed and variable income elements, with returns linked to assets indices such as exchange, inflation, shares and international assets. These products appear as one single (synthetic) asset for the client, facilitating monitoring of performance and single taxation, and can have lower costs compared with investing in assets/derivatives separately.

• Retail • Institutions

Pension Plans and Life Insurance	Investment Products

XP branded solutions and distribution of over 58 funds from 37 leading independent insurers and asset managers, including:

•  Pension and social security funds; and

•  Life and travel insurance products of the main independent providers, with similar characteristics to those offered in more developed markets.

• Retail

Wealth Management Services	Investment Products	A suite of asset organization, succession planning and other services.	• Retail

Other Investment Products	Investment Products	• Real Estate funds of corporate assets logistics, retail and receivables; and • Equity and debt capital markets solutions.	• Retail • Institutions

Our Marketing, Sales & Distribution

We market our brands and value-proposition through our proprietary media and we sell our products and services through our omni-channel distribution network and online portals, which are part of our self-reinforcing ecosystem that continuously promotes XP’s products and services. We believe the primarily digital, technology-enabled nature of our media and our distribution is a significant differentiator for our business and a key competitive advantage.

Proprietary Media & Digital Content

Our media and digital content is an ecosystem of portals and initiatives that aim to democratize access to financial content in Brazil. It is composed of six key initiatives: InfoMoney, XP Educação, XP Research, EXPERT, XP Influencers and Leadr. As we empower Brazilians on how to make investment decisions more independently, we help attract, retain and monetize our clients. We attract clients by providing multiple, ongoing touch points, which we believe help build brand awareness, trust and a greater familiarity and comfort level with investing. These initiatives provide us with a strong organic flow of prospective clients and a highly efficient source of customer acquisition. With millions of users navigating through our platforms monthly, we leverage big data analytical tools and artificial intelligence technology to help create an increasingly personalized experience that helps retain clients. Our content also helps our clients navigate and evolve through their journey as investors, which we believe helps them optimize their asset allocations over time.

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Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America and the 11th largest on a global scale, with approximately 9 million monthly unique visitors as of September 30, 2019, and appearing as a top 10 result in Google searches for an average of approximately 45,000 keywords, during the first nine months of 2019.

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XP Educação – a key part of our mission since our founding, XP Education is a leading financial education portal in Brazil, with over 50,000 students. XP Educação provides seminars, classes and learning tools to help investors, entrepreneurs and executives to evolve through their respective journeys and according to their specific needs.

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XP Research – our proprietary investment research group has over 25 specialists serving retail clients in Portuguese and institutional clients in English. This group produces a wide range of content, which includes insights into fixed income, equities, funds, REITs, asset allocation, economics, and politics, among others. Our digital research retail platform is free and has over 500,000 unique monthly visitors that come to our website, which utilizes a robust SEO strategy to attract new viewers.

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EXPERT – our annual conference for clients, IFAs, and partners has become the largest investment event in Latin America. In 2019, we had approximately 30,000 attendees, over 180 sponsors, over 140 journalists in attendance, and over 940 news articles written about our event. EXPERT includes a roster of world-renowned speakers, including former U.S. President Bill Clinton in 2018 and former Federal Reserve Chairman Ben Bernanke and Olympic medalist Michael Phelps in 2019.

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Digital Influencers – a proprietary program that promotes celebrity investment experts online and also includes content from senior XP executives who discuss our mission and culture. Our influencers have over 3 million followers on Instagram, LinkedIn, YouTube and Twitter. We also have over 2 million additional follower profiles in our database from other sources. For example, our stock trading podcast, Stock Pickers, is among the largest podcasts in Brazil. We believe this proprietary network of influencers help listeners become more knowledgeable and comfortable with investments, creates greater brand awareness for our solutions, and enhances our connectivity with prospective clients and existing customers.

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Leadr – our free investment-focused social media network, available as an Android or IOS app, with over 465,000 downloads and over 150,000 monthly active users that communicate, research, socialize ideas and trade directly from their accounts. Leadr was designed to help foster the growth of the Brazilian investment market by gathering content and users related to the financial market. It creates a social environment where people can create their profiles, follow other people, create posts, interact with one another, share news, investment ideas, questions and use the $money tag to share stocks, commodities, indices and cryptocurrencies they are talking about with their live quotes. Our XP Research content is linked to the Leadr portal and brings additional organic flow to our network.

Omni-Channel Distribution Network

We onboard and serve our clients though our omni-channel distribution network, which enables us to deliver our products and services through a range of proprietary channels designed to provide different levels of service and functionality. These include:

•	XP Direct – our full-service website for the mass-affluent clients, which provides access to all of our products and more sophisticated functionality.

•	Rico – our online-only solution for self-directed investors, which provides powerful, yet convenient and easy-to-use investment services, decision-making tools and custom-designed educational software applications. These are delivered through a simple, attractive and intuitive online portal that is supported by a dedicated marketing and digital media program.

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Clear – A part of XP since 2014, Clear was first to offer zero brokerage fees in Brazil. Clear’s goal is to provide its clients, both professional and novice investors, with the best investment experience at a low cost. One of Clear’s main highlights is an intuitive and simple Home Broker application that allows the user to invest in various asset classes in the equities and futures market such as options, stocks, ETFs and futures contracts, among others. Clear is a 100% digital service, with innovative collateral management tools and proprietary front ends designed for retail active traders, and is integrated with the best trading platforms available in the market.

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IFA Network – our proprietary distribution network of approximately 5,900 IFA partners, who solicit new clients and help us onboard them as XP clients. These IFAs are located in approximately 620 offices in 132 cities across the country and form the largest independent financial advisor network in Brazil, which is a competitive advantage for XP. We believe our IFA partners choose to work with XP for a number of reasons including, (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information which can help IFAs reach and sell their services to customers more effectively. We ask our IFA partners to evaluate us on a monthly basis, and recorded an average score of 8.8 out of 10 for the six months ended September 30, 2019.

Our Technology

Our technology is a significant competitive advantage for XP. We have developed a powerful, integrated suite of data-driven technology systems, applications, and development resources that enable us to differentiate XP in the market, manage all of our solutions, conduct all of our activities and operate with low-cost advantages and efficiencies. We are leveraging the significant technology DNA in our company, our innovation and development teams, and agile software development methods to develop a suite of new products, services and technology applications that engage and serve our clients across their financial journeys.

XP Genius Platform

Our core technology is XP Genius, which is an integrated, cloud-based technology platform with a modular architecture that is highly scalable and secure, with 99.5% uptime, and hosted in two fully redundant hot site data centers that operate with real time data synchronization. XP Genius enables us to:

•	connect our various systems, micro-services, technologies and environments, enabling us to expand our capabilities modularly, while maintaining an efficient architecture and software code base;

•	power our solutions and applications across our organization with integrated data harmonized code;

•	manage our large, valuable and rapidly growing central database of proprietary data with the ability to access information in our data lake in real time;

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conduct our big data analytics and artificial intelligence initiatives, such as our online customer behavior monitoring and our machine learning techniques to identify deviations in customer information; and

•	provide us with proprietary information and market insights from across our integrated ecosystem.

XP Innovation Development Teams

We have also built a dedicated innovation development program, called XP Innovation, which is comprised of approximately 500 people, up from approximately 350 people in December 2018, approximately 150 people in December 2017, and approximately 100 people in December 2016. These dedicated technology resources develop and support our solutions by using agile software development methods and leveraging our significant technology and data assets. These include 8 XP Tribes, comprised of 2-3 managers each, that help guide and support our development priorities across numerous projects, and 50 XP Squads, comprised of autonomous integrated teams of 8-10 people, including a product owner and business expert, a UX specialist, a technology leader and several developers, that collaborate to create new technologies and solutions or improve our current offerings. These teams operate like 50 different start-up companies inside XP with a focus on the total customer experience, conducting client interviews, prototyping, behavior analysis and user tests. One of the most visible external example of our technology capabilities is the suite of technology applications that we provide to our clients and partners.

XP Technology Apps

We complement and enrich our XP Advisory services and XP Platform of products by developing and offering a differentiated suite of proprietary XP Apps, including cloud-based and mobile technology applications and tools, that are designed to be powerful, yet simple, attractive, and easy to use, with sleek user interfaces, or UX, that are comparable to the look and convenience of some of the top consumer technology products in the world. We combine some of the powerful technical capabilities of XP Genius, with the large amount of proprietary data that flows through our systems, and the agile software development methods of our technology innovation XP Tribes and XP Squads to generate functionality and market insights that are value-added for our clients. As a result, XP Apps enable users to incorporate a range of activities across their customer experience journeys, such as managing their accounts, executing trades, performing custom analytics, and creating custom reports.

Bull

Bull is our free, cloud-based trading platform designed for retail and institutional traders, that includes powerful data visualization, custom simulations, analytics, and advance graphics tools that can be used from any internet connected device, such as desktop, tablet, mobile phone, and smart watch. The user can analyze the main flows of the market, time and schedule trades, and conduct various forms of charting and volume and pricing analysis. In addition, the user has access to several trading tools such as Chart Trading and DOM, that can be used to run various market and performance simulations and execute trading quickly and efficiently.

Rede

Rede is an IFA management solution application developed for a desktop environment, that was designed to help an IFA run its business. It provides a comprehensive suite of CRM, account management and investing tools that enable IFAs to: (1) access their customer’s information; (2) manage their customer relationships; (3) monitor their clients’ financial activity; (4) develop the best investment strategies for their clients based on key performance metrics; and (5) communicate with clients across a range of platforms.

HUB

HUB is an IFA management solution application, similar to Rede, but designed to help an IFA run its business on-the-go through a mobile application. HUB also provides a comprehensive suite of tools for IFAs that enable them to: (1) access client information in real time; (2) manage their CRM application and organize their schedules and meetings on the go; (3) monitor client activity, net funding and upcoming maturities; (4) quickly define and chart investment strategies remotely; and (5) communicate with clients across a range of platforms and third party applications.

WebCambio

WebCambio a customized digital wire transfer application that provides our clients with foreign exchange and remittance services. This platform integrates with the best automation services in the market, offers (1) online FX quotes and closing prices; (2) convenient transaction controls; (3) transparent transaction and tax calculations; (4) fast currency settlement; (5) simplified contract signing; and (6) integration with XP account equity guarantees and other benefits.

XP Mobile

XP Mobile is a suite of mobile apps for various XP websites, including XP Investimentos, Clear, Rico and XP Educação available in the Apple AppStore and GooglePlay store. XP Investimentos and Rico apps had an average rating of 4.6 as of the date of this prospectus.

Our Support Functions

In order to provide, fulfill and support our products, services and platforms, we have built a robust yet efficient operations organization that leverages our technology to onboard our clients, provide high-quality customer support, and conduct our fraud prevention and risk management. These support functions include:

Our Customer Onboarding

Our client onboarding process is primarily a digital experience and highly efficient. Prospective clients must register on a web based platform and enter their basic identification information, such as a name, date of birth, and government ID number, as well as their residential address and financial data, such as monthly income and total assets. This process is highly efficient and compliant with Brazilian banking regulation and international anti-money laundering and know-your-customer best practices. All information registered by our prospective clients is verified and validated through third-party data services that integrate automatically with our systems through our API applications. On average, this validation procedure takes less than 10 minutes to be completed and for prospective clients to be informed whether their application was successful or not. Today, we believe 80% to 85% of prospective clients are automatically approved and have their accounts opened through this process.

Once a client account is opened, the client is able to login to the platform and respond to the suitability questionnaire. Based on their answers, clients will be informed about their investment profile classification and the products suitable to their profiles. Once the suitability process is completed, clients are able to browse the website, get information of all types of investments available, transfer money to their XP accounts and proceed with investments.

Our Customer Support

Our customer support organization serves our clients across multiple brands and channels providing support online or by phone through our efficient automated technology tools, client relationship personnel and help desk personnel. Our customer support organization professionals are highly trained and have the appropriate market certifications to interact with clients about our financial products and services. Our customer support personnel are also encouraged to continue to enhance their training and raise their qualification levels through in-house courses and additional financial certifications.

For customers of our XP-branded services, such as those that reach us through XP Direct or our IFA network, we provide dedicated support depending on the customer profile. For example, depending on the client profile, our first level of support may be a dedicated advisor, who maintains a close relationship with the client, understands their needs and offers solutions to any questions they have or issues they want to resolve. Our second level of support may be our centralized help desk personnel that are available to answer any operational and technical questions about a client’s account via telephone, chat and email. For customers of our Rico and Clear branded online services, our first level of support may be our automated technology tools, such as our self-help tools and chatbots. Our second level of support may be our specialized help desk personnel, who can be reached online, through email and dedicated communication tools, such as online chats and a dedicated WhatsApp application, as well as via telephone.

We closely measure our clients’ satisfaction and overall happiness with our services, across all of our brands, through quality indicators and surveys such as NPS and CSAT. These metrics are directly linked with our internal customer support personnel evaluation and compensation, which we believe reinforces our team alignment and commitment to proving high-quality customer service. We are also highly focused on delivering a highly positive overall client experience and are continuously investing in this area. We have a specific team of professionals that are dedicated to coordinating client experience improvement projects across each point of customer contact throughout our company. For example, this team has implemented various programs designed to reinforce our customer centricity mindset, such as:

•

XP Tour – a guided tour that any client or prospect can attend to visit our main offices. During the tour, people can interact with our professionals, learn more about XP’s history and participate in pilot testing for new products and technology applications;

•	Fale com Guilherme, or Talk to Guilherme – an open channel where anyone can send a suggestion, complaint or request directly to Guilherme Benchimol, our CEO; and

•	Nossa! – a proprietary Wow! program, where any employee can suggest, design and create a unique experience for any client.

Our Fraud Prevention and Risk Management

Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with more than 70 employees dedicated to auditing and mitigating our company risk exposure. This team is comprised of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:

•	Corporate Risk – This group is focused on identifying, classifying and mitigating operational, reputational, environmental and strategic risks, including any potential internal fraud.

•	Financial Risk – This group is focused on monitoring our financial positions and managing our exposure to liquidity risk, market risk, and credit risk; and

•

Fraud Prevention – This group is comprised of fraud experts, data scientist, database administrators, investigators, and regulator staff, who focus on managing our antifraud strategy and ensuring the legitimacy of client transactions. Their work entails (1) detecting and preventing potential external fraud with different models of client authentication, such as user logins; (2) managing our transaction verification services; (3) monitoring financial advisors activities; (4) employee and partner fingerprinting; (5) managing our data tokenization and token management technology; and (6) managing our biometric facial recognition technology, among others.

Competition

The Brazilian financial services industry is highly competitive and fast-changing. The markets for our solutions continue to evolve and are competitive in the asset classes, products and geographies in which we operate. We face competition to acquire customers from a variety of traditional and non-traditional financial institutions. Our primary competitors include traditional financial institutions, including Itaú Unibanco, Bradesco, Caixa, Banco do Brasil and Santander. Our other competitors include other financial services companies, such as Guide, Modal, Genial, Easyinvest, Nova Futura, Inter DTVM and BTG Digital. We also compete with a range of other providers in some specific categories, such as asset management firms, insurance companies, investment banking firms, institutional brokerage firms, private banking and wealth management firm and digital banks.

The most significant competitive factors in this business line are price, as well as the quality, reliability, security and ease of our platform and solutions. We believe that our comprehensive products and services and geographic reach increasingly differentiate us from other market participants.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Relating to Our Business and Industry—If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.” and “Risk Factors—Risks Relating to Our Business and Industry—Substantial and increasingly intense competition within our industry may harm our business.”

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of September 30, 2019, we have provisions recorded in our unaudited interim condensed consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$16 million and have made judicial deposits in an aggregate amount of R$15 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

For further information, see note 25 to our audited consolidated financial statements and note 15 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Civil Matters

The civil claims to which we are a party generally relate to consumer claims, including those related to (1) financial losses in the stock market; (2) portfolio management; and (3) alleged losses as a result of the liquidation of customer assets/portfolios resulting in a negative balance. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of September 30, 2019, we were party to 20 judicial proceedings of a civil nature for which we recorded a provision of R$3 million. We were also party to 178 judicial proceedings of a civil nature totaling R$69 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Labor Matters

The labor claims to which we are a party are typically filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers, and generally relate to (1) whether there is a direct employer/employee relationship between us and our IFAs and whether we should be liable accordingly; and (3) severance payments. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of September 30, 2019, we were party to 8 labor-related judicial and administrative proceedings for which we recorded a provision of R$3 million. We were also party to 11 labor lawsuits totaling approximately R$5 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As of September 30, 2019, we were party to one administrative tax and social security proceeding for which we recorded a provision of R$10 million. The proceeding relates to the application of social contribution taxes (PIS and COFINS) on the calculation of revenue, and challenges the exclusion of these taxes when calculating revenue. As of September 30, 2019, we had made judicial deposits in an aggregate amount of R$9 million in connection with this proceeding. As of the date of this prospectus, this proceeding was pending the expert technical report following the decision of the second instance court to grant the right to provide evidence and send the proceeding back to the lower court.

We are party to a tax and social security proceeding totaling R$17 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. This proceeding alleges that we are in violation of Brazilian Law No. 10,101/2000 relating to a requirement to make social security contributions in connection with employee profit sharing payments. As of the date of this prospectus, the proceeding is pending the filing of voluntary appeal by XP CCTVM.

We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of September 30, 2019, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO, CLEAR, INFOMONEY, and TECFINANCE, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT, LEADR, EXPLICA ANA, and PRIMO RICO. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br”, and abroad such as “xpi.us.”

As of the date of this prospectus, our application to register the trademark “XP Inc.” in the United States is pending approval by the relevant authority.

Properties

Our corporate headquarters are located in Rio de Janeiro, and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in São Paulo. Our principal executive offices consist of approximately 169,950 square feet of space under a lease that expires in December 2027. We also have offices in several other locations, including offshore in the United States of America, the United Kingdom and Switzerland, and believe our facilities are sufficient for our current needs.

As of September 30, 2019, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São

Paulo, Brazil (which are located approximately 5 miles apart). We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Employees

As of September 30, 2019 and as of December 31, 2018, 2017 and 2016, we had 2,091, 1,593, 975 and 742 employees, respectively. As of September 30, 2019, all of our employees were based in our offices in São Paulo, in Rio de Janeiro, New York City, Miami, London and Geneva.

The table below breaks down our full-time personnel by function as of September 30, 2019:

Function	Number of Employees	% of Total
Management	104	5
Technology	517	25
Sales and Marketing	94	4
Customer Support	463	22
General and Administrative	913	44

Total	2,091	100

Our employees in Brazil are affiliated with the unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

MANAGEMENT

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Law (as amended).

Board of Directors

As of the date of this prospectus, our board of directors is composed of nine members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Guilherme Dias Fernandes Benchimol	43	Chairman
Bernardo Amaral Botelho	43	Director
Carlos Alberto Ferreira Filho	39	Director
Gabriel Klas da Rocha Leal	38	Director
Bruno Constantino Alexandre dos Santos	44	Director
Fabrício Cunha de Almeida	37	Director
Guilherme Sant’Anna Monteiro da Silva	36	Director
Julio Capua Ramos da Silva	41	Director
Martin Emiliano Escobari Lifchitz	47	Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Guilherme Dias Fernandes Benchimol is the Chairman of our board of directors, a position he has held since August 2019. Mr. Benchimol has over 20 years’ experience in the financial services market. He founded the XP group in 2001 and has been its chief executive officer since 2001. Currently, Mr. Benchimol also serves on the boards of XP Brazil as the Chairman since 2018. Mr. Benchimol holds a bachelor’s degree in business economics from Universidade Federal do Rio de Janeiro.

Bernardo Amaral Botelho is a member of our board of directors, a position he has held since November 2019. Mr. Amaral has been with the XP group since 2007 and has been a board member of XP Brazil since 2018. He is also an executive officer of XP CCTVM, XP Gestão, XP Vista, XP Advisory, XP VP, Tecfinance, XP Educação and Leadr. Prior to joining us, he was a lawyer of Costa Advogados Associados from 2001 to 2007. Mr. Amaral holds a bachelor’s degree in law from Pontifícia Universidade Católica do Rio de Janeiro and an LLM in Business Law from IBMEC Group.

Carlos Alberto Ferreira Filho is a member of our board of directors, a position he has held since November 2019. Mr. Ferreira has been with the XP group since 2008 and has been an executive officer of XP CCTVM since 2019. Prior to joining us, he worked at Credit Suisse Hedging Griffo from 2005 to 2008. Mr. Ferreira holds a bachelor’s degree in business economics from Mackenzie in São Paulo.

Gabriel Klas da Rocha Leal is a member of our board of directors, a position he has held since November 2019. Mr. Leal has been with the XP group since 2006, has been a board member of XP Brazil since 2018, and has been an executive officer of XP CCTVM since 2019. Prior to joining us, he worked at SC Johnson from 2002 to 2006. Mr. Leal holds a bachelor’s degree in chemical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.

Bruno Constantino Alexandre dos Santos is a member of our board of directors, a position he has held since November 2019 and our Chief Financial Officer, a position he has held since November 2019. Mr. Constantino has over 20 years’ experience in the financial markets. He joined XP CCTVM in 2012 and has been its chief financial officer since 2019. Prior to joining us, he was CIO of Graphus Capital from 2010 to 2012 and a partner at BTG Pactual from 2000 to 2010. He also served as a member of the board of directors of CEMIG from 2002 to 2004, Light from 2006 to 2009, and Valid from 2010 to 2019. Mr. Constantino was awarded a Chartered Financial Analyst (CFA) charter in 2009. Mr. Constantino holds a bachelor’s degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.

Fabrício Cunha de Almeida is a member of our board of directors, a position he has held since November 2019 and our General Counsel, a position he has held since November 2019. Mr. Almeida has been the general counsel of the XP group since 2013. Prior to joining us, he was a lawyer at Barbosa, Müssnich & Aragão from 2005 to 2011. Mr. Almeida holds a bachelor’s degree in law from Universidade Cândido Mendes in Rio de Janeiro and holds a postgraduate degree in corporate law and capital markets from FGV.

Guilherme Sant’Anna Monteiro da Silva is a member of our board of directors, a position he has held since November 2019. Mr. Monteiro da Silva joined XP CCTVM in 2018 as its chief human resources officer. Prior to joining us, he worked at Falconi Consulting from 2005 to 2018. Mr. Monteiro da Silva holds a bachelor’s degree in business administration from Universidade Federal de Viçosa and an MBA in corporate finance from Universidade de São Paulo.

Julio Capua Ramos da Silva is a member of our board of directors and a member of our audit committee, a position he has held since November 2019. Mr. Capua has been a board member of XP Brazil since 2018. Mr. Capua has been part of the XP Group for 15 years. He joined the XP Group in 2004 to build the first asset management initiatives of XP. He also worked on the trading desk of the former independent investment agency of the Group. In 2007, Mr. Capua became responsible for the financial and legal affairs of the XP Group, including the accounting, tax, financial planning, budgeting, efficiency indicators and compliance and legal departments. He was the chief financial officer of XP CCTVM until April 2019. In addition, Mr. Capua was an officer of several companies within the XP Group until the end of 2018, including XP Gestão, XP Advisory and XP Educação. He will resign from his executive duties within the XP Group prior to the consummation of this offering. Mr. Capua is dedicated to new business initiatives, such as Victori Capital LLC, Rally dos Sertoes and Cellar Wines. He is also a member of the consulting committee of Starboard Restructuring Partners Consultoria em Negócios Ltda, and a member of NYCA Partners, a venture capital firm. Before joining the XP Group, Mr. Capua worked at SC Johnson Wax from 1998 until 2004. Mr. Capua holds a bachelor’s degree in production engineering and an MBA from Pontifícia Universidade Católica do Rio de Janeiro.

Martin Emiliano Escobari Lifchitz is a member of our board of directors, a position he has held since November 2019. He has been with General Atlantic since 2012, and is a member of its Management Committee, is the Chair of its Investment Committee, and is the head of its Latin America business. Mr. Escobari serves on the board of directors of XP Brazil, Empreendimentos Pague Menos SA, Laboratorios Sanfer, S.A.P.I. de C.V., Grupo Axo, S.A.P.I. de C.V., and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A., Aceco TI Participações S.A., Grupo Linx and Decolar.com, Inc. Mr. Escobari co-founded submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999, and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies and a board member of the Lincoln Center for the Performing Arts.

Pursuant to the Shareholders’ Agreement, Itaú has the right to appoint two directors and two independent directors (who will also be members of our audit committee) to our board of directors.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Guilherme Benchimol, our CEO, with broad experience in the financial services industry.

The following table lists our current executive officers:

Name	Age	Position
Guilherme Dias Fernandes Benchimol	43	Chief Executive Officer
Bruno Constantino Alexandre dos Santos	44	Chief Financial Officer
Fabrício Cunha de Almeida	37	General Counsel

Unless otherwise indicated, the current business addresses for our executive officers is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(c)(2)(A) of Nasdaq listing notes that the audit committee must be comprised of at least three members;

•

the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•

the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•

the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exception

Immediately after the completion of this offering, XP Controle will beneficially own     % of our Class B common shares, representing     % of the voting power of our outstanding share capital (or     % if the

underwriters exercise their option to purchase additional Class A common shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continue to be listed on the Nasdaq, we will be required to comply with the corporate governance standards within the applicable transition periods.

Committees

Audit Committee

The audit committee, which is expected to consist of Julio Capua Ramos da Silva,                  and                 , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.                  will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board of directors who are financially literate,                  and                  are each considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that                  and                  satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq rules. Upon the completion of this offering, the audit committee will be responsible for, among other things:

•

the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•

reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•

obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•

reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation Committee

Our compensation committee, which consists of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Guilherme Sant’Anna Monteiro da Silva,                  and                 , assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

Code of Ethics

We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Since its effective date in 2014, we have not waived compliance with the code of ethics. We amended the code of ethics in 2017 and 2019, and amended the code of ethics again in connection with our initial public offering.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

For the nine months ended September 30, 2019 and for the years ended December 31, 2018, 2017 and 2016, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$24 million, R$34 million, R$21 million and R$28 million, respectively, which includes both benefits paid in kind and compensation. See note 24(a) to our audited consolidated financial statements included elsewhere in this prospectus.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plan

In connection with and on or before the completion of this offering, we intend to establish a new equity incentive plan, or the LTIP, for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible service providers to perform at the highest level. The LTIP will govern the issuances of equity incentive awards with respect to our Class A common shares from and after the completion of this offering. It is intended that the maximum number of Class A common shares initially available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 5% of our common shares outstanding at the time of this offering. Our board of directors may adjust the number of Class A common shares available for issuance under the LTIP from time to time in its discretion.

Equity incentive awards may be granted to our employees, non-employee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, or the RSUs, performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.

The vesting conditions for grants under the LTIP will be determined by the administrator and, in the case of restricted stock and RSUs, will be set forth in the applicable award documentation. For stock options, the administrator will determine the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards will be subject to performance conditions as specified by the administrator and will be settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.

The LTIP will be administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—Committees—Compensation Committee.”

Directors’ and Officers’ Insurance

Prior to the consummation of this offering, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal and Selling Shareholders.”

Shareholders’ Agreement

Prior to the completion of the offering, XP Controle, Itaú and GA Bermuda will enter into a Shareholders’ Agreement, or the Shareholders’ Agreement, with Itaú Unibanco S.A., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil, or the Controlled Companies. The Shareholders’ Agreement will be governed by and construed in accordance with Brazilian law and any disputes settled by arbitration in São Paulo, Brazil. Any shares that are owned by XP Controle, Itaú or GA Bermuda, including any shares that may be issued in the future to XP Controle, Itaú or GA Bermuda or acquired by them, will be subject to the terms and conditions of the Shareholders’ Agreement. Below is a summary of the principal terms and conditions of the Shareholders’ Agreement.

Restrictions on Transfers of Shares

The Shareholders’ Agreement provides that, subject to certain permitted transfers, transfers of shares owned by XP Controle, Itaú and GA Bermuda are subject to (1) lock-up arrangements as described below; (2) restrictions on transfers pursuant to private sales as described below; (3) restrictions on transfers of Class B common shares as described below; (4) restrictions on transfers of Class A common shares as described below; (5) the lock-up agreements entered into with the underwriters in connection with this offering; (6) rights of first refusal and tag-along rights as described below; (7) applicable securities law restrictions; and (8) the terms and conditions of the Registration Rights Agreement (as defined below), as applicable.

Lock-Up Arrangements

The Shareholders’ Agreement provides that GA Bermuda and XP Controle cannot transfer their shares related to the Itaú Transaction until a certain date in 2022, which date shall be determined pursuant to the share purchase agreement related to the Itaú Transaction. In addition, XP Controle cannot, prior to August 9, 2026, enter into a transaction that would trigger a change of control and/or that would result in XP Controle holding less than 50% plus one vote in our voting share capital. This lock-up provision applicable to XP Controle will automatically terminate in the event and at the time a law is enacted prior to August 9, 2026 that prohibits or prevents Itaú from acquiring control of XP Inc.

The shares owned by Itau are not subject to lock-up restrictions pursuant to the Shareholders’ Agreement. However, Itaú can only sell Class B common shares if (a) it complies with the provisions of “—Transfer of Class B Common Shares” below, or (b) it converts, in one or more transactions, such Class B common shares into Class A common shares (as described under “—Conversion of Shares” below) and sells such Class A common shares in an SEC-registered offering.

Private Sales

The Shareholders’ Agreement provides that a private sale of shares owned by any of the shareholders party to the Shareholders’ Agreement shall only be permitted if:

•

the acquirer is a financial institution, private equity group, financial conglomerate, institutional investor or sovereign fund, which: (1) is reputable and financially sound; and (2) has a significant probability of obtaining all the regulatory approvals necessary for the acquisition of the shares and consummation of the remainder of the Itaú Transaction pursuant to which Itaú may acquire additional shares from GA Bermuda and XP Controle, or a Certified Buyer; and

•	the Certified Buyer adheres to the Shareholders’ Agreement; and

•

the shareholder selling such shares in the private sale transfers 100% of its shares (except that XP Controle is permitted to transfer less than 100% of its shares pursuant to a transaction that triggers a change of control as permitted under “—Transfer of Class B Common Shares” below).

The right of first refusal and tag-along rights discussed below shall apply to such private transfers.

Transfer of Class B Common Shares

The Shareholders’ Agreement provides that, in addition to the restrictions described under “—Private Sales” above, any transfer of Class B common shares shall only be permitted through a private sale and:

•	in relation to a transfer by Itaú, if such transfer represents 100% of the shares owned by Itaú at the time of such sale; or

•

in relation to a transfer by XP Controle and subject to the lock-up arrangements as described above, if such transfer triggers a change of control. A transfer of control is subject to the Brazilian Central Bank’s discretionary approval.

Transfers of Shares by XP Controle and GA Bermuda

The Shareholders’ Agreement provides that (1) XP Controle can transfer, in one or more transactions, up to 100% of its Class B common shares (which shall be converted into Class A common shares prior to such transfer) in excess of the number of shares held by XP Controle that are subject to the lock-up arrangements described above; and (2) GA Bermuda can transfer, in one or more transactions, up to 100% of its Class B common shares (which shall be converted into Class A common shares prior to such transfer) and/or Class A common shares in excess of the number of shares held by GA Bermuda that are subject to the lock-up arrangements described above, in each case to any person that:

•	is not (1) a financial institution controlled by Brazilian persons; or (2) a financial institution that operates in Brazil as a retail bank; and/or

•	does not have a direct or indirect stake in excess of 30% in the corporate capital of the persons referred to in the first bullet above

, or an Authorized Investor.

A sale of Class A common shares that is effected pursuant to these provisions may be made on a private placement basis or may be made in an SEC-registered offering. Prior to the completion of this offering, we intend to enter into a Registration Rights Agreement (as defined below) to grant XP Controle, Itaú and GA Bermuda certain rights to register the sale of Class A common shares. Purchasers of Class A common shares pursuant to these provisions are not required to adhere to the Shareholders’ Agreement.

The right of first refusal and tag-along rights discussed below shall not apply to such transfers.

Liquidity Alternative

To the extent any of the regulatory approvals required for the consummation of the Itaú Transaction are denied or not obtained within 18 months as of the date they have been requested, whichever occurs first, the lock-up arrangements related to the Itaú Transaction applicable to XP Controle and GA Bermuda shall terminate and XP Controle, Itaú and GA Bermuda shall have the right to: (1) request a follow-on offering subject to the terms and conditions of the Registration Rights Agreement (as defined below), in which case the other shareholders and the Company shall use their reasonable commercial efforts to carry out and cause to be carried out all acts that are necessary to approve and, subject to favorable market conditions, file the registration statement for a public offering of Class A common shares, and pursuant to which the right of first refusal and tag-along rights discussed below shall not apply; or (2) initiate a structured private sale process of up to 100% of its shares, to one or more Certified Buyers, or a Private Transfer, which shall be subject to the right of first refusal and tag-along rights. If a Private Transfer results in the transfer of all the shares held by XP Controle or Itaú or GA Bermuda, the respective Certified Buyer(s) shall succeed the respective shareholder and become a party to the Shareholders’ Agreement.

Conversion of Shares

The Shareholders’ Agreement provides that Class B common shares will be convertible into Class A common shares at a ratio of one-to-one in the following circumstances: (1) at the sole discretion of XP Controle, Itaú or GA Bermuda with respect to their own Class B common shares, provided that any such conversion does not result in a change of control during the relevant lock-up period described above; (2) prior to any intended transfer of Class B common shares through a private sale (other than to an affiliate of the relevant shareholder), except for: (a) a transfer of shares representing 100% of the shares owned by Itaú at the time of such sale; or (b) a transfer by XP Controle that results in the transfer of control of the Company following the lock-up period applicable to XP Controle described above; (3) prior to any intended transfer of Class B common shares pursuant to an SEC-registered offering; (4) in respect of GA Bermuda, except for a transfer of its Class B common shares related to the consummation of the remainder of the Itaú Transaction, if required by XP Controle, at any time, in case of any transfer of shares by XP Controle that would result in XP Controle holding an interest representing less than 50% plus one of the Company’s voting rights following the transaction; and/or (5) if, at any time, the total number of the issued and outstanding Class B common shares represents less than 10% of the aggregate voting power of the common shares of the Company, then the Class B common shares then in issue shall automatically and immediately be converted into Class A common shares and no Class B common shares shall be issued by the Company thereafter.

Preemptive Rights

The Shareholders’ Agreement provides that, except for: (i) the issuance of Class A common shares in connection with this offering; and (ii) as otherwise provided for in the Company’s Articles of Association, in the event of an increase in the share capital of the Company, XP Controle, Itaú and GA Bermuda will have preemptive rights and will be entitled to subscribe to new Class A common shares and Class B common shares, as applicable, in proportion to their respective interests in the total and voting share capital of the Company. If the Company proposes to issue Class A common shares for cash in the context of a public offering in the stock exchange without the corresponding preemptive rights described above, the Company shall notify each holder of Class B common shares, who will have 30 calendar days to inform the Company whether or not it agrees with the proposed issuance. In the event holders of at least two-thirds of Class B common shares agree that a proposed issuance of Class A common shares shall be made without preemptive rights applying to such issuance, the Company will be entitled to carry on a public offering in the stock exchange without the preemptive rights described above applying to such issuance. A holder of Class B common shares will be deemed to have agreed to the proposed issuance (and will be deemed to have waived its preemptive rights with respect to such proposed issuance) to the extent it does not notify the Company to the contrary within 30 calendar days of the Company notifying such holder of Class B common shares of the proposed issuance.

Right of First Refusal and Tag Along Rights

The Shareholders’ Agreement provides that, if XP Controle, Itaú and/or GA Bermuda intend to privately sell their shares to a Certified Buyer, they must, subject to certain exceptions, first offer those shares to the other shareholders party to the Shareholders’ Agreement, who shall have the right of first refusal. To the extent such shareholders do not exercise their right of first refusal, they will have tag along rights that require XP Controle, Itaú and/or GA Bermuda, as applicable, to include all the shares held by them in the offered shares to be sold to the Certified Buyer, at the same price per share and under the same terms and conditions.

Veto Rights

The Shareholders’ Agreement provides that Itaú will have veto rights over the following actions:

(a)	any distribution of dividends in an amount that exceeds 50% of the Company’s net profits for the year, after legally required adjustments;

(b)	changes to the accounting policies and practices of the Company and/or its Controlled Companies;

(c)	changes in the external independent auditors;

(d)	the unjustified dismissal of the CEO, the CFO of the Company or XP Brazil;

(e)	the unjustified dismissal of the internal auditor;

(f)	approval of the global annual remuneration of the CEO and CFO of the Company or XP Brazil;

(g)	the creation, modification and/or termination of the Company’s and/or XP Brazil’s stock option policy or any kind of long term incentive plan granted to executives of the Company;

(h)	changes to the Company’s by-laws that have an adverse effect on the rights granted to Itaú pursuant to the Shareholders’ Agreement, including the creation of new classes of shares;

(i)

changes in the number of members and/or powers granted to the board of directors except if such change is required to assure that XP Controle shall elect the majority of the members of the board of directors;

(j)

the redemption of the Company’s and/or the Controlled Companies’ shares that results in a capital return to the shareholders of the Company and/or of its Controlled Companies, subject to certain exceptions;

(k)

subject to certain thresholds, entering into an association agreement with other companies, mergers, spin-offs, incorporations, acquisitions, partnerships, profit-sharing agreements, or the sale of assets;

(l)	the transfer and/or issuance to any persons other than the Company of any shares or other convertible securities of XP Brazil by the Company;

(m)	entering into any material agreement in which exclusivity is granted or any agreement creating non-compete obligations;

(n)	transactions involving any government body and/or any related parties and/or financial investors, subject to certain exceptions;

(o)	changes in the business of the Company and/or of its Controlled Companies, subject to certain exceptions;

(p)	brand sales or modifications;

(q)	annual investments (CAPEX) not provided for in the annual budget subject to certain thresholds;

(r)	entering into certain commercial agreements, subject to certain thresholds and exceptions;

(s)	non-ordinary course granting or borrowing of loans and guarantees subject to certain thresholds;

(t)	granting of guarantees that benefit third parties subject to certain thresholds;

(u)	sale of treasury shares; and

(v)	dissolution or liquidation, judicial reorganization or bankruptcy and out-of-court reorganization plan approvals.

The Shareholders’ Agreement further provides that:

•

any and all proposals involving any type of transaction described in item (k) above shall be discussed by the Company’s board of directors, and if the members of the board of directors nominated by Itaú veto such transaction, the relevant members shall present a written and reasonable justification in connection with such veto (provided that the interest of Itaú in the same business or in the acquisition of the same asset, for example, shall not be considered a reasonable justification) and Itaú shall not be permitted to negotiate or conclude such transaction for a period of twenty four (24) months;

•	Itaú’s veto rights provided in items (d), (f), (k) and (r) above shall only be exercisable as from August 9, 2033;

•

Itaú shall lose the veto rights provided for (1) in items (d), (f), (k), and (r), automatically and regardless of any amendment to the Shareholders’ Agreement, if Itaú holds less than 1,016,457,282 shares, adjusted to exclusively reflect any consolidation and/or subdivision of the relevant shares of the Company; and (2) in relation to the remaining items above, automatically and regardless of any amendment to the Shareholders’ Agreement, if Itaú holds less than 24.95% of the Company’s total share capital; and

•	the veto rights provided for in items (d) and (f) are for the sole and exclusive benefit of Itaú (intuitu personae) and shall not benefit any Certified Buyer that acquires Itaú’s shares.

The Shareholders’ Agreement provides that GA Bermuda will have veto rights over the following actions:

(a)

subject to certain thresholds, entering into an association agreement with other companies, mergers, spin-offs, incorporations, acquisitions, partnerships, profit-sharing agreements, or the sale of assets;

(b)	annual investments (CAPEX) not provided for in the annual budget subject to certain thresholds;

(c)	any corporate restructuring involving the Company or the Controlled Companies that adversely impacts the value of GA Bermuda’s interest in the Company;

(d)	non-ordinary course granting or borrowing of loans and granting of guarantees subject to certain thresholds;

(e)	any distribution of dividends in an amount that exceeds 50% of the Company’s net profits for the year, after legally required adjustments;

(f)	subject to certain thresholds, increase of the share capital of the Company or its Controlled Companies through the issuance of new shares;

(g)

subject to certain exceptions, related party transactions involving, on the one hand, the Company or its Controlled Companies and, on the other, (1) XP Controle, or any other companies directly or indirectly controlled by XP Controle, its respective direct or indirect controlling shareholders, or their spouses and 1st and 2nd degree relatives; (2) any managers of the Company or of its Controlled Companies or their spouses and 1st and 2nd degree relatives; (3) and/or any direct or indirect Controlled Company of the Company;

(h)	changes to the Company’s or the Controlled Companies’ by-laws that have a material adverse effect on the rights granted to GA Bermuda pursuant to the Shareholders’ Agreement;

(i)

the redemption of the Company’s and/or the Controlled Companies’ shares that results in a capital return to the shareholders of the Company and/or of its Controlled Companies, subject to certain exceptions;

(j)

the sale, lease, rent, abandonment or other disposition by the Company and/or its Controlled Companies of a client portfolio and technology platform that has a material adverse effect on the activities of the Company and/or on the activities of its Controlled Companies; and

(k)

the sale, assignment, transfer or license of any intellectual property rights held by the Company’s Controlled Companies, which has a material adverse effect on the activities of the Company and/or on the activities of its Controlled Companies.

The Shareholders’ Agreement further provides that:

•

GA Bermuda shall only be allowed to exercise the vetoes provided for in items (a) and (b) above until the complete implementation of the second acquisition, as provided for in the stock purchase agreement dated May 11, 2017 among XP Controle, GA Bermuda and Itaú;

•

GA Bermuda shall lose the veto rights provided in the items above automatically and regardless of any amendment to the Shareholders’ Agreement, if GA Bermuda holds less than 176,382,406 shares in the Company, adjusted solely to reflect any consolidation and/or subdivision of the relevant shares of the Company; and

•

except for the veto rights provided for in items (a), (d) and (f) above, which are granted for the sole and exclusive benefit of GA Bermuda (intuitu personae), the veto rights shall, as provided for in the Shareholders’ Agreement, be mutatis mutandis applicable to the Authorized Investors that acquire shares from GA Bermuda and/or to Certified Buyers who acquire such shares, provided that none of the respective shares acquired are subsequently transferred by them.

Composition of Board of Directors

Subject to certain limitations, the Shareholders’ Agreement provides that (1) XP Controle shall be entitled to nominate and replace, at any time, seven directors and their respective alternates; (2) Itaú shall be entitled to nominate and replace, at any time, two directors and their respective alternates; (3) GA Bermuda shall be entitled to nominate and replace, at any time, one director and its respective alternate; and (4) the board of directors will have three independent directors who are also members of the Company’s audit committee.

Composition of Audit Committee

The Shareholders’ Agreement provides that, subject to compliance with applicable law and Nasdaq rules, for as long as Itaú holds a certain number of shares, it will have the right to appoint two members of the audit committee, including its chairman, and for as long as it holds at least 24.95% of the Company’s total share capital, it will have the right to appoint one member of the audit committee. The Shareholders’ Agreement further provides that XP Controle will have the right to appoint one member of the audit committee, and GA Bermuda will have the right to appoint one observer, who may participate in audit committee meetings without voting rights.

Non-Compete

The Shareholders’ Agreement provides that GA Bermuda and its respective affiliates will not, for as long as GA Bermuda is a direct or indirect shareholder of the Company and for a term of two years counted from the date on which it ceases to be a direct or indirect shareholder of the Company, engage in the following activities in Brazil: (1) exchange and securities brokerage activities; (2) securities distribution activities; or (3) client financial resources management activities.

The Shareholders’ Agreement also provides that XP Controle, its respective affiliates and certain of its employees will not, for as long as XP Controle is a direct or indirect shareholder of the Company and for a term of five years counted from the date on which it ceases to be a direct or indirect shareholder of the Company, engage in the following activities in Brazil: (1) insurance, exchange and securities brokerage activities; (2) securities distribution activities; (3) commercial and investment banking activities; or (4) client funds management activities.

Non-Solicitation

The Shareholders’ Agreement provides that GA Bermuda, Itaú, XP Controle and each of XP Controle’s controlling shareholders, as well as their respective affiliates, undertake not to hire, persuade or entice away any key employees for leaving their job or position or terminating their relationship with XP Controle, the Company, XP Brazil and/or its Controlled Companies, as follows:

•

with respect to Itaú, XP Controle and each of XP Controle’s controlling shareholders, for a period of five years counted from the date on which they, respectively, cease to be a direct or indirect shareholder of the Company, XP Brazil and/or of its Controlled Companies; and

•	with respect to GA Bermuda, for a period of two years counted from the date on which it ceases to be a direct or indirect shareholder of the Company and/or of its Controlled Companies.

Itaú’s non-solicitation obligation ceases to apply to it and its affiliates (1) after the period of one year counted from the date on which the employment relationship between the key employee and XP Controle, the Company, XP Brazil and/or its Controlled Companies ended; or (2) as from the date Itaú acquires control of the Company, if applicable.

Term

The Shareholders’ Agreement shall be valid and enforceable for a time period of 30 years.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares (1) immediately prior to the completion of this offering (after giving effect to the Share Split and the Share Contribution); (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•	each of our executive officers and directors that will be in place as of the consummation of this offering, individually;

•	all executive officers and directors as a group; and

•	the selling shareholders, which consists of the entities shown as having shares listed in the column “Shares to be Sold in Offering.”

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: Class A common shares and Class B common shares;

•

following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares (which Class B common shares sold in this offering by the selling shareholders would convert from Class B common shares into Class A common shares upon such sale):                  Class A common shares and                  Class B common shares; and

•

following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares (which Class B common shares sold in this offering by the selling shareholders would convert from Class B common shares into Class A common shares upon such sale):                  Class A common shares and                  Class B common shares.

At the closing of this offering, all of the Class B common shares to be sold by the selling shareholders will be converted from Class B common shares into Class A common shares. The table below does not reflect any purchases of our Class A common shares in this offering from our existing shareholders.

Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

	Shares Beneficially Owned Prior to Offering				% of Total Voting Power Before Offering(1)	Shares to be Sold in Offering	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering Without Exercise of Underwriters’ Option(1)	Shares Beneficially Owned After Offering With Full Exercise of Underwriters’ Option				% of Total Voting Power After Offering With Full Exercise of Underwriters’ Option(1)
Shareholders	Class A		Class B				Class A		Class B			Class A		Class B
	Shares	%	Shares	%			Shares	%	Shares	%		Shares	%	Shares	%
5% Shareholders
XP Controle Participações S.A.
ITB Holding Brasil Participações Ltda.
General Atlantic (XP) Bermuda, L.P.(2)
DYNA III Fundo de Investimento em Participações
Executive Officers and Directors(3)
Guilherme Dias Fernandes Benchimol
Bernardo Amaral Botelho
Carlos Alberto Ferreira Filho
Gabriel Klas da Rocha Leal
Bruno Constantino Alexandre dos Santos
Fabrício Cunha de Almeida
Guilherme Sant’Anna Monteiro da Silva
Julio Capua Ramos da Silva
Martin Emiliano Escobari Lifchitz(4)
All directors and executive officers as a group (9 persons)
Total		100		100	100			100		100	100		100		100	100

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)

Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Description of Share Capital.”

(2)

Includes Class A Common Shares and Class B Common Shares owned by General Atlantic (XP) Bermuda, L.P. (“GA XP”), with its registered address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The GA Funds (as hereinafter defined) and the Sponsor Coinvestment Funds (as hereinafter defined) share beneficial ownership of the Class A common shares and the Class B common shares held of record by GA XP.

The “GA Funds” are General Atlantic Partners 92A, L.P, General Atlantic Partners 92B, L.P, General Atlantic Partners 92C, L.P, General Atlantic Partners 92D, L.P, General Atlantic Partners 92E, L.P, General Atlantic Partners 92F, L.P, General Atlantic Partners 92G, L.P, General Atlantic Partners 92H, L.P, General Atlantic Partners 92I, L.P and General Atlantic Partners 92J, L.P.. Each of the GA Funds is the sole member of a limited liability company, and each such limited liability company is a limited partner of GA XP. Such limited liability companies are General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC and General Atlantic XP J, LLC. The “Sponsor Coinvestment Funds” are GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments V, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (“GAPCO KG”). The Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, which is also a limited partner of GA XP. The general partner of GA XP is GAP (Bermuda) Limited. The general partner of the GA Funds is General Atlantic GenPar, L.P. (“GenPar”). The general partner of GenPar is General Atlantic LLC (“GA LLC”). GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The general partner of GAPCO KG is GAPCO Management GmbH (“GAPCO GmbH”). There are six members of the management committee of GA LLC (the “GA Management Committee”) as of the date hereof. The members of the GA Management Committee are also the directors and the members of the management committee of GAP (Bermuda) Limited. Martin Escobari is a member of the GA Management Committee. GA XP, GA LLC, GenPar, GAP (Bermuda) Limited, the GA Funds and the Sponsor Coinvestment Funds are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares and the Class B common shares except to the extent he has a pecuniary interest therein.
(3)	While our executive officers and directors do not own common shares in XP Inc. directly, they own common shares indirectly through XP Controle Participações S.A.
(4)

Mr. Escobari, a member of our board of directors, is a managing director of GA LLC. Mr. Escobari disclaims beneficial ownership of the shares held by GA XP except to the extent, if any, of his pecuniary interest therein.

The holders of our Class A common shares and Class B common shares have identical rights, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; and (3) holders of Class B common shares are entitled to preemptive rights in the event that there is an increase in our share capital or additional common shares are issued in order to maintain their proportional ownership interest. For more information see “Description of Share Capital.”

RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Loan Arrangements with Itaú Unibanco

On April 5, 2017, XP CCTVM entered into a loan agreement with Itaú Unibanco S.A. in the amount of R$126 million, which was borrowed in order to finance the second installment of the Rico acquisition. The loan accrues interest at a rate per annum equal to 113.0% of the CDI rate, is repayable in 36 monthly installments and matures on March 8, 2021. The loan is secured by a pledge (alienação fiduciária) over a certain number of XP CCTVM shares. As of September 30, 2019, there was R$63 million outstanding under this loan. For further information, see note 9 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

On May 10, 2017, XP Brazil entered into a loan agreement with Itaú Unibanco – Nassau Branch in the amount of US$189.9 million. The loan accrued interest at a rate per annum equal to LIBOR + 3.454% (hedged to the CDI rate + 2.25%) and was scheduled to mature on May 11, 2022. Following the Itaú Transaction in August 2018, the loan was prepaid in full on August 31, 2018 pursuant to a mandatory prepayment provision triggered in the event that Itaú Unibanco (or any of its affiliates) became a shareholder of XP Brazil.

Securities and Repurchase Agreement Transactions with Itaú Unibanco

We enter into bank deposit certificates (CDBs) and repurchase agreements with Itaú Unibanco in the ordinary course of our business. Bank deposit certificates are highly liquid, short term securities. Repurchase agreements are highly liquid cash equivalent operations backed by our own securities or third-party securities, and accrue interest at rates per annum ranging from 75% to 96% of the CDI rate. As of September 30, 2019 and as of December 31, 2018, securities sold under repurchase agreements accrued interest at average interest rates of 5.4% per annum and 6.4% per annum, respectively, with assets pledged as collateral.

The following table sets forth the total amounts of the bank deposit certificates and repurchase agreements entered into with Itaú Unibanco as of the dates indicated:

	Assets/(Liabilities) As of September 30,		Revenue/(Expenses) For the nine month period ended September 30,
Type of Transaction	2019	2018	2019	2018
	(in millions of R$)
Securities (Bank deposit certificates)	91	—	7	1
Securities sold under repurchase agreements	(805)	—	(18)	n.m.

	Assets/(Liabilities) As of December 31,		Revenue/(Expenses) For the year ended December 31,
Type of Transaction	2018	2017	2018	2017	2016
	(in millions of R$)
Securities (Bank deposit certificates)	70	—	147	—	—
Securities sold under repurchase agreements	(426)	—	(4)	—	—

For further information, see notes 15 and 24 to our audited consolidated financial statements and notes 3 and 14 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Reimbursement Agreement

XP CCTVM is party to an agreement with XDEX Intermediação Ltda., pursuant to which XDEX Intermediação Ltda. (which is indirectly owned by XP Controle and G.A. Brasil IV Fundo de Investimento em

Participações (the predecessor-in-interest to GA Bermuda)) reimburses XP CCTVM for costs associated with office space and utilities. For the nine months ended September 30, 2019 and each of the fiscal years ended December 31, 2018 and 2017, R$414,000, R$38,000 and zero was paid pursuant to this agreement, respectively.

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into a registration rights agreement, or the Registration Rights Agreement, with XP Controle, Itaú and GA Bermuda.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements will, and our Articles of Association do, require us to indemnify our directors and executive officers to the fullest extent permitted by law, save for a limited number of instances, including where such persons have acted contrary to any applicable anti-corruption laws, have breached their duties to avoid conflicting duties in respect of any transaction concerning the Company or have not followed any corporate policies of the Company.

DESCRIPTION OF SHARE CAPITAL

General

XP Inc., the company whose Class A common shares are being offered in this prospectus, was incorporated on August 29, 2019, as a Cayman Islands exempted company with limited liability with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

Our affairs are governed principally by: (1) our Articles of Association; (2) the Companies Law; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Memorandum and Articles of Association authorizes the issuance of up to                  Class A common shares and                  Class B common shares of our authorized share capital. As of the date of this prospectus,                  Class A common shares and                  Class B common shares of our authorized share capital were issued, fully paid and outstanding. Upon the completion of this offering, we will have                  Class A common shares and                  Class B common shares of our authorized share capital issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares.

We have applied to list our Class A common shares on the Nasdaq under the symbol “XP.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

Our Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by XP Controle, our principal shareholder, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this prospectus, after giving effect to the Share Split and the Share Contribution, XP’s total authorized share capital was US$                , divided into                shares par value US$                 each, of which:

•	shares are designated as Class A common shares; and

•	shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, XP will have a total issued share capital of US$                , divided into                  common shares. Those common shares will be divided into                  Class A common shares and                  Class B common shares (assuming no exercise of the underwriters’ option to purchase additional common shares); or                  Class A common shares and                  Class B common shares (assuming full exercise of the underwriters’ option to purchase additional shares). See “Capitalization” and “Dilution.”

Treasury Stock

At the date of this prospectus, XP has no shares in treasury.

Issuance of Shares

Except as expressly provided in XP’s Articles of Association or the Shareholders’ Agreement, XP’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, XP shall not issue bearer shares.

XP’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in XP (following an offer by XP to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in XP pursuant to XP’s Articles of Association). In light of: (a) the above provisions; and (b) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Fiscal Year

XP’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

XP’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1)    Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal;

(2)    the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3)    the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed. The Articles of Association provide further, however, that any resolution intended to be passed as an “ordinary resolution” in circumstances where Itaú and/or GA Bermuda, as applicable, has(ve) validly exercised its/their veto rights pursuant to the Shareholders’ Agreement in respect of such resolution shall be void ab initio.

Conversion Rights

As set forth in the Articles of Association, Class B common shares shall be convertible into Class A common shares in any of the manners set out in the Shareholders’ Agreement. See “Management—Shareholders’ Agreement—Conversion of Shares.”

Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of votes of the outstanding Class B common shares represents less than 10% of the voting share rights of the Company.

Preemptive or Similar Rights

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if XP increases its share capital or issues common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class A common shares and Class B common shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest in XP. This right to maintain a proportional ownership interest may be waived by the holders of two-thirds of the Class B common shares pursuant to an SEC-registered public offering of Class A common shares. Pursuant to the Shareholders’ Agreement, preemptive rights will be deemed waived to the extent a holder of Class B common shares does not exercise them within 30 days of XP first making an offer to such holder of Class B common shares. See “Management—Shareholders’ Agreement—Preemptive Rights.”

Equal Status

Except as expressly provided in XP’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not XP is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between the share classes) as the holders of Class B common shares, and (save as aforesaid) the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which XP is a party, or (2) tender or exchange offer by XP to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between the share classes) as the holders of Class B common shares, and (save as aforesaid) the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, XP’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of XP at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to XP in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, XP is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, within the first four months following the end of its fiscal year, provided that the board of directors of XP has the discretion whether or not to hold an annual general meeting in 2020. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, XP may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. XP’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than eight (8) days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

XP will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than seventy-five percent of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least five days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting and a special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. However, XP’s Articles of Association have expanded these definitions of ordinary and special resolutions to additionally provide that any such resolutions intended to be passed as such in circumstances where Itaú and/or GA Bermuda, as applicable, has(ve) exercised its/their veto rights pursuant to the Shareholders’ Agreement in respect of such resolution shall be void ab initio. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to XP’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Actions Void ab Initio

Pursuant to the Articles of Association, certain actions which are taken in contravention of the Shareholders’ Agreement shall be void ab initio. These include any share and security issuances, as well as share sales, transfers, purchases and redemptions, and board appointments.

Liquidation Rights

If XP is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between XP and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between XP and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between XP and any person or persons to waive or limit the same, shall apply XP’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in XP.

Changes to Capital

Pursuant to the Articles of Association, XP may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

XP’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law, our Articles of Association and the Shareholders’ Agreement, XP may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association and the Shareholders’ Agreement, any shareholder of XP may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on the Nasdaq in book-entry form and may be transferred in accordance with XP’s Articles of Association and Nasdaq’s rules and regulations.

However, XP’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•

the instrument of transfer is lodged with XP, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of XP; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit XP to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of XP, subject to the Companies Law, the Articles of Association, the Shareholders’ Agreement and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by XP. Subject to the Companies Law, XP’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to XP. Except as otherwise provided by the rights attached to shares and the Articles of Association of XP, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of XP’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Pursuant to the Shareholders’ Agreement, any distribution of dividends in an amount that exceeds 50% of our net profits for the year is subject to a veto right by Itaú and GA Bermuda.

Appointment, Disqualification and Removal of Directors

XP is managed by its board of directors. The Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, being up to 13 directors on the date of adoption of the Articles of Association. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while XP’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting (provided that any resolution intended to be passed as an “ordinary resolution” in circumstances where Itaú and/or GA Bermuda, as applicable, has(ve) validly exercised its/their veto rights pursuant to the Shareholders Agreement in respect of such resolution shall be void ab initio). Each director shall be appointed for a two year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

By the listing date of this offering, the directors will be                 .                  are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq. We intend to appoint one additional independent director within one year following this offering.

Upon the completion of this offering, the board of directors will have in place an audit committee. See “Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that XP’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office, which majority must include such directors as may be specified in the Shareholders’ Agreement, and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of XP, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Corporate Opportunities

Pursuant to XP’s Articles of Association, to the fullest extent permitted by applicable law, XP, on behalf of itself and its subsidiaries, agrees that Itaú, its affiliates and subsidiaries or any of their respective officers, directors, representatives, agents, shareholders, members and partners, (each a “specified party”) has the right to, and shall have no duty (statutory, fiduciary, contractual or otherwise) not to, (x) directly or indirectly engage in the same or similar business activities or lines of business as XP or its subsidiaries, including those deemed to be competing with XP or its subsidiaries, or (y) directly or indirectly do business with any client or customer of XP or its subsidiaries. In addition, in the event that any specified party gains knowledge of a potential transaction or matter that may be a corporate opportunity for XP or its subsidiaries, such specified party shall have no duty (statutory, fiduciary, contractual or otherwise) to communicate or present such corporate opportunity to XP or its subsidiaries and, notwithstanding anything in XP’s Articles of Association to the contrary and, to the fullest extent permitted by applicable law, shall not be liable to XP or its subsidiaries by reason of the fact that such specified party, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to XP or its subsidiaries. Notwithstanding anything in XP’s Articles of Association to the contrary, a specified party who is a director or officer of XP and who is offered a business opportunity for XP or its subsidiaries solely in his or her capacity as a director or officer of XP (a “directed opportunity”) shall communicate such directed opportunity to XP. Nothing in XP’s Articles of Association shall be deemed to supersede any rights or obligations of any specified party under the Shareholders Agreement. Each shareholder and director of XP, shall comply with the applicable duties and obligations under the Companies Law. All confidential information of XP that is disclosed by XP to (a) any of the directors while such person is acting solely in his or her capacity as a director of XP; or (b) the shareholders solely in their capacity as shareholders of XP, shall not be used by such receiving party in any manner that violates applicable law. In this context, “confidential information” means all proprietary information of XP that is disclosed by XP to the directors or shareholders of XP in their capacity as directors or shareholders, respectively, other than information that (a) is or becomes part of the public domain other than as a result of unauthorized disclosure by the directors or shareholders of XP; (b) is or becomes available to any such director or shareholder from a source other than XP, provided that such other source is not, to the applicable director’s or shareholder’s reasonable knowledge, acting in breach of applicable laws; (c) was in the possession of such director or shareholder prior to the disclosure of such information to such party by XP, other than as a result of a disclosure in a breach of applicable laws; or (d) was independently developed by such director or shareholder without reference to such confidential information.

Inspection of Books and Records

Holders of XP shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent XP’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, XP must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of XP is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of XP, the person or member aggrieved (or any shareholder of XP, or XP itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

XP is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, XP will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, XP currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of XP or management that shareholders may consider favorable. In particular, the capital structure of XP concentrates ownership of voting rights in the hands of XP Controle and Itaú, with XP Controle as the controlling shareholder. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of XP to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of XP. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of XP are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since XP Controle, Itaú and GA Bermuda own of all of the Class B common shares, XP Controle, Itaú and GA Bermuda currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders, with XP Controle as the controlling shareholder. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as XP Controle, Itaú and GA Bermuda have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of XP, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that XP has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of XP.

Preferred Shares

XP’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, XP’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of XP.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of XP in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to XP, general corporate claims against XP by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by XP’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against XP, or derivative actions in XP’s name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control XP; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of XP currently have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Prior to the completion of this offering, we intend to enter into a registration rights agreement, or the Registration Rights Agreement, with XP Controle, Itaú and GA Bermuda.

XP, our executive officers and directors who will hold shares upon completion of this offering and all of our existing shareholders have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of the representatives for the underwriters. However, the representatives for the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Class A Common Shares Eligible for Future Sale,” including the right for XP to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to XP and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	XP is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, XP itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of XP in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that XP has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under XP’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of XP to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•

Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•

Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•

Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.

Borrowing Powers

XP’s directors may exercise all the powers of XP to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of XP or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. XP’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning XP or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to XP’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. XP’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to XP’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. XP’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, XP’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of XP are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, XP cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, XP may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). XP’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up XP.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under XP’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to XP’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, XP’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by XP’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on XP’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

CLASS A COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of                  common shares outstanding. Of these shares, the Class A common shares sold in this offering by us or the selling shareholders will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining                  common shares, representing     % of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the Class A common shares that we may issue upon exercise of warrants or options or in connection with other equity compensation granted under our Long-Term Incentive Plan. Accordingly, shares registered under such registration statement may be available for sale in the open market following the effective date of such registration statement, subject to the lock-up agreements described below, if applicable. For more information see “Management—Long-Term Incentive Plan.”

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our directors, executive officers and all of our existing shareholders have agreed, subject to certain exceptions, not to offer, sell or transfer any Class A common shares or securities convertible into, or exchangeable or exercisable for, Class A common shares, for 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares;

•	sell any option or contract to purchase any common shares;

•	purchase any option or contract to sell any common shares;

•	grant any option, right or warrant for the sale of any common shares;

•	lend or otherwise dispose of or transfer any common shares;

•	request or demand that we file a registration statement related to the Class A common shares; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to Class A common shares and to securities convertible into or exchangeable or exercisable for Class A common shares, including our Class B common shares.

Eligibility of Restricted Shares for Sale in the Public Market

The common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

TAXATION

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). On September 9, 2019, we received this undertaking which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, our U.S. tax counsel, the following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Class A common shares. This discussion applies only to a U.S. Holder that acquires Class A common shares in this offering and holds those Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	one of certain financial institutions;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•

a person holding a Class A common share as part of a straddle, wash sale, hedging transaction, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a person that is subject to the “applicable financial statement” rules under Section 451(b) of the Code;

•	an entity classified as a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA;” or

•	a person that owns or is deemed to own ten percent or more of our stock (by vote or value).

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia or otherwise treated as a domestic corporation; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, PFIC, as described below.

Taxation of Distributions

In the event that we pay dividends, distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. The Nasdaq, on which the Class A common shares are expected to be listed, is an established securities market in the United States, and we anticipate that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt.

As discussed in “—Cayman Island Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if there were a change in law resulting in the imposition of a withholding tax, then, subject to applicable limitations, some of which vary depending upon a U.S. Holder’s particular circumstances, the amount of Cayman Island income taxes withheld from distributions on a U.S. Holder’s Class A common shares that are treated as dividends for U.S. federal income tax purposes would be includible in such holder’s income as dividends, and would be potentially creditable against such holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of non-U.S. taxes in their particular circumstances.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Class A common share will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder’s has held the Class A common share for more than one year. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A common share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not expect to be a PFIC for our 2019 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2019 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A common shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over a U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on a U.S. Holder’s Class A common shares exceeded 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares would be treated as “regularly traded” for the year of this offering if more than a de minimis quantity of the Class A common shares were traded on a qualified exchange on at least 1/6 of the days remaining in the quarter in which this offering occurs, and on at least 15 days during each remaining calendar quarter (the “15-Day Test”), and for years other than this year based on the 15-Day Test. The Nasdaq, on which the Class A common shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (i) is a corporation or other exempt recipient; or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certify that such holder is not subject to backup withholding. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each taxable year for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated                     , 2019 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriter	Number of Class A Common Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
XP Investments US, LLC
Itau BBA USA Securities, Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The selling shareholders have granted the underwriters an option to purchase up to an additional                  Class A common shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholders, and proceeds before expenses to us and to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  Class A common shares from the selling shareholders.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Underwriting discounts and commissions to be paid by the selling shareholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$                . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$                .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives for the underwriters.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We have applied to list our Class A common shares on the Nasdaq under the symbol “XP.”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

Conflicts of Interest

Our affiliate, XP Investments, is one of the underwriters of this offering. Since we own more than 10% of the common equity of XP Investments, a “conflict of interest” exists for XP Investments within the meaning of FINRA Rule 5121(f)(5)(B). Also, XP Investments and one or more of its affiliates, as defined in FINRA Rule 5121, including XP Controle, will have a conflict of interest as defined in Rule 5121(f)(5)(C)(ii) due to the receipt of more than 5% of the net offering proceeds. In addition, since one of our significant shareholders owns more than 10% of our common equity and more than 10% of the common equity of Itau BBA USA Securities, Inc., one of the underwriters of this offering, a “conflict of interest” exists for Itau BBA USA Securities, Inc. within the meaning of FINRA Rule 5121(f)(5)(B). Also, Itau BBA USA Securities, Inc. will have a conflict of interest as defined in Rule 5121(f)(5)(C)(ii) due to the receipt of more than 5% of the net offering proceeds by affiliates of Itau BBA USA Securities, Inc. Therefore, this offering will be conducted in compliance with the applicable requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the underwriters primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any underwriter that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Any underwriter with a conflict of interest under Rule 5121 will not confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer of the Class A common shares to the public may not be made in that Member State, except that an offer of Class A common shares may be made to the public in that Member State at any time:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation; or

•

to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of the public” in relation to any Class A common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our Class A common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Class A common shares in, from or otherwise involving the United Kingdom.

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008 and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (b) if the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (c) if the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the Company, the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

Data Protection – Privacy Notice

Scope

The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Law, 2017 or the “DPL,” which came into effect in the Cayman Islands on September 30, 2019. This privacy notice puts investors in the Company on notice that through your investment into XP you may provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”). The Company collects, uses, discloses, retains and secures personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The Company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct the activities of the Company on an ongoing basis or to comply with legal and regulatory obligations to which the Company is subject. The Company will only transfer personal data relating to holders of our Class A common shares in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to the Company.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

What rights do individuals have in respect of personal data?

Under the DPL, individuals must be informed of the purposes for which their personal data is processed and this privacy notice fulfils the Company’s obligation in this respect.

Individuals have rights under the DPL in certain circumstances. These may include the right to request access to their personal data, the right to request rectification or correction of personal data, the right to request that processing of personal data be stopped or restricted and the right to require that the Company cease processing personal data for direct marketing purposes.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling: +1 (345) 946-6283 or by email at info@ombudsman.ky.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through the address and telephone number of our principal executive office. Our principal website is www.xpinc.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Financial advisory services(1)
Miscellaneous costs

Total	US$

(1)	We have retained Proton Partners LLC to provide certain financial advisory services in connection with this offering.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay certain of the expenses of this offering.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain other matters of Brazil law will be passed upon for us by Barbosa Müssnich & Aragão Advogados and for the underwriters by Lefosse Advogados.

EXPERTS

The financial statements of XP Brazil as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 3.xx to the financial statements) of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 17, 2019, the audit committee of XP Brazil approved the engagement of PricewaterhouseCoopers Auditores Independentes as XP’s independent registered public accounting firm for XP Brazil’s fiscal years ending on December 31, 2018 and 2017. KPMG was dismissed upon completion of its audit of our consolidated financial statements as of and for the two years ended December 31, 2018 and the issuance of its report thereon dated as of March 26, 2019. The appointment of PricewaterhouseCoopers Auditores Independentes, as independent registered public accounting firm, was the result of a tender process completed in 2019 led by the audit committee of XP Brazil.

As of and for the three years ended December 31, 2018, KPMG Auditores Independentes performed the audit of our consolidated financial statements prepared under the accounting practices adopted in Brazil and based on the pronouncements, orientations and interpretations as issued by the Committee of Brazilian Accounting Practices (Comitê de Políticas Contábeis (CPC)) and issued reports in accordance with International Standards on Auditing (ISA) and Brazilian Auditing Standards (BR GAAS). During the three years ended December 31, 2018, and the subsequent interim period through March 26, 2019, in connection with these audits conducted in accordance with BR GAAS and ISA, (1) KPMG Auditores Independentes had not issued any reports on our financial statements that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Auditores Independentes qualified or modified as to uncertainty, audit scope or accounting principles; and (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG Auditores Independentes would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 4(d) of Form F-1.

Furthermore, for the years ending on December 31, 2018 and 2017 and the subsequent interim period through April 17, 2019, we had not consulted with PricewaterhouseCoopers Auditores Independentes regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements, and neither a written report was provided to XP Brazil or oral advice was provided that PricewaterhouseCoopers Auditores Independentes concluded was an important factor considered by XP Brazil in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was the subject of a disagreement or a reportable event.

XP Brazil has requested that KPMG Auditores Independentes, or KPMG, furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 15, 2019, is filed as exhibit 16 to this registration statement on Form F-1.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Maples and Calder, our counsel as to Cayman Islands law, and Barbosa Müssnich & Aragão Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Substantially all of our assets are located outside the United States, in Brazil. In addition, a majority of the members of our board of directors and all of our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed XP Investments US, LLC, with offices at 55 West 46th Street, 30 Floor, New York, NY 10036, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement;

•	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•

is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

EXPLANATORY NOTE TO THE FINANCIAL STATEMENTS

The Company, the registrant in this offering, was incorporated on August 29, 2019, to become the holding entity of XP Brazil in connection with this offering. Until the contribution of XP Brazil shares to it prior to the consummation of this offering, the Company will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Company have been omitted from this prospectus. The financial statements presented in this prospectus are those of XP Brazil, which, upon the contribution of XP Brazil shares to the Company prior to the consummation of this offering, will be the Company’s principal non-operating holding company and wholly-owned subsidiary.

XP Investimentos S.A. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2019 and December 31, 2018 In thousands of Brazilian Reais

	Note	September 30, 2019	Pro Forma September 30, 2019	December 31, 2018
Cash		70,483	70,483	68,407
Financial assets		37,632,376	37,632,376	16,582,616

Fair value through profit or loss		21,756,721	21,756,721	7,983,002

Securities	4(a)	16,157,611	16,157,611	6,290,971
Derivative financial instruments	5	5,599,110	5,599,110	1,692,031
Fair value through other comprehensive income		782,441	782,441	695,778

Securities	4(a)	782,441	782,441	695,778
Evaluated at amortized cost		15,093,214	15,093,214	7,903,836

Securities	4(b)	555,520	555,520	155,292
Securities purchased under agreements to resell	3(a)	13,452,984	13,452,984	6,570,609
Securities trading and intermediation	7	807,023	807,023	898,312
Accounts receivable		253,015	253,015	219,200
Other financial assets		24,672	24,672	60,423
Other assets		631,414	631,414	316,777

Recoverable taxes		267,212	267,212	183,350
Prepaid expenses		96,865	96,865	96,723
Right-of-use assets	2 (d.1)	221,381	221,381	—
Other		45,956	45,956	36,704
Deferred tax assets	12(a)	181,053	181,053	152,425
Property and equipment	8	120,152	120,152	99,127
Intangible assets	8	520,841	520,841	504,915

Total assets		39,156,319	39,156,319	17,724,267

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2019 and December 31, 2018 In thousands of Brazilian Reais

	Note	September 30, 2019	Pro Forma September 30, 2019	December 31, 2018
Financial liabilities		34,181,004	34,181,004	15,216,037

Fair value through profit or loss		5,666,784	5,666,784	2,250,978

Securities loaned	4(c)	359,835	359,835	1,259,579
Derivative financial instruments	5	5,306,949	5, 306,949	991,399
Evaluated at amortized cost		28,514,220	28,514,220	12,965,059

Securities sold under repurchase agreements	3(b)	19,618,056	19,618,056	6,640,694
Securities trading and intermediation	7	7,202,285	7,202,285	5,306,628
Borrowings and lease liabilities	9	646,140	646,140	469,609
Debentures	10	835,822	835,822	406,538
Accounts payables		206,300	206,300	134,579
Other financial liabilities		5,617	5,617	7,011
Other liabilities		2,166,238	2,666,238	404,493

Social and statutory obligations		275,568	775,568	251,690
Taxes and social security obligations		144,713	144,713	103,121
Private pension liabilities	11	1,721,706	1,721,706	16,059
Provisions and contingent liabilities	15	15,704	15,704	17,474
Other		8,547	8,547	16,149
Deferred tax liabilities	12(a)	27,206	27,206	12,025

Total liabilities		36,374,448	36,874,448	15,632,555

Equity	13	2,778,281	2,278,281	2,084,777

Share capital		927,916	927,916	927,916
Capital reserves		536,015	536,015	536,015
Revenue reserves		411,681	411,681	411,681
Carrying value adjustments		210,658	210,658	209,165
Retained earnings		692,011	192,011	—
Non-controlling interest		3,590	3,590	6,935

Total equity		2,781,871	2,281,871	2,091,712

Total liabilities and equity		39,156,319	39,156,319	17,724,267

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Investimentos S.A. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the nine months periods ended September 30, 2019 and 2018

In thousands of Brazilian Reais, except earnings per share

		Nine months period ended September 30,
	Note	2019	2018
Net revenue from services rendered	16(a)	2,341,100	1,451,601
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	16(b)	204,023	97,613
Net income from financial instruments at fair value through profit or loss	16(b)	891,390	524,084

Total revenue and income		3,436,513	2,073,298
Operating costs	17	(1,118,967)	(632,178)
Selling expenses	18	(82,419)	(64,200)
Administrative expenses	18	(1,294,039)	(827,841)
Other operating income (expenses), net	19	118,487	(19,197)
Interest expense on debt		(62,631)	(59,732)

Income before income tax		996,944	470,150
Income tax expense	12(b)	(297,646)	(118,268)

Net income for the period		699,298	351,882

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		12,126	23,577
Gains (losses) on net investment hedge		(11,829)	(22,432)
Changes in the fair value of financial assets at fair value through other comprehensive income		986	65
Other comprehensive income (loss) for the period, net of tax		1,283	1,210

Total comprehensive income for the period		700,581	353,092

Net income attributable to:
Owners of the Parent company		692,011	350,358
Non-controlling interest		7,287	1,524
Total comprehensive income attributable to:
Owners of the Parent company		693,294	351,568
Non-controlling interest		7,287	1,524
Basic and diluted earnings per common and preferred shares—R$	20	0.3397	0.1796

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Investimentos S.A. and its subsidiaries

Unaudited interim condensed consolidated statements of changes in equity

For the nine months periods ended September 30, 2019 and 2018

In thousands of Brazilian Reais

		Attributable to owners of the Parent company
				Revenue reserves		Carrying value adjustments			Non- controlling interest
		Share capital	Capital reserve	Legal reserve	Statutory reserve		Retained earnings			Total equity
	Note							Total
Balances as of January 1, 2018		254,622	535,490	36,692	113,549	203,446	—	1,143,799	7,923	1,151,722
Comprehensive income for the period
Net income for the period		—	—	—	—	—	350,358	350,358	1,524	351,882
Other comprehensive income, net		—	—	—	—	1,210	—	1,210	—	1,210
Transactions with shareholders—contributions and distributions
Capital contributions	13(a)	673,294	—	—	—	—	—	673,294	—	673,294
Corporate reorganization		—	525	—	—	—	—	525	—	525
Gain (loss) in changes in interest of subsidiaries, net		—	—	—	—	90	—	90	(1,079)	(989)
Dividends distributed	13(c)	—	—	—	—	—	(200,000)	(200,000)	(3,018)	(203,018)

Balances as of September 30, 2018		927,916	536,015	36,692	113,549	204,746	150,358	1,969,276	5,350	1,974,626

Balances as of January 1, 2019		927,916	536,015	59,764	351,917	209,165	—	2,084,777	6,935	2,091,712
Comprehensive income for the period
Net income for the period		—	—	—	—	—	692,011	692,011	7,287	699,298
Other comprehensive income, net		—	—	—	—	1,283	—	1,283	—	1,283
Transactions with shareholders—contributions and distributions
Gain (loss) in changes in interest of subsidiaries, net		—	—	—	—	210	—	210	(1,439)	(1,229)
Dividends distributed		—	—	—	—	—	—	—	(9,193)	(9,193)

Balances as of September 30, 2019		927,916	536,015	59,764	351,917	210,658	692,011	2,778,281	3,590	2,781,871

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Investimentos S.A. and its subsidiaries

Unaudited interim condensed consolidated statements of cash flows

For the nine months periods ended September 30, 2019 and 2018

In thousands of Brazilian Reais

		Nine months period ended September 30,
	Note	2019	2018
Operating activities
Income before income tax		996,944	470,150
Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	8 /2 (d.1)	38,409	12,198
Amortization of intangible assets	8	23,992	23,835
Loss on write-off of property, equipment and intangible assets	8	7,606	7,729
Expected credit losses on accounts receivable and other financial assets		6,318	2,548
(Reversal of) Provision for contingencies, net	15	(2,207)	2,421
Net foreign exchange differences		571	151,174
Interest accrued		64,099	49,828
Changes in assets and liabilities
Securities (assets and liabilities)		(11,018,501)	(1,284,553)
Derivative financial instruments (assets and liabilities)		390,880	(172,496)
Securities trading and intermediation (assets and liabilities)		1,986,946	1,398,140
Securities purchased (sold) under resale (repurchase) agreements		6,094,987	(284,872)
Accounts receivable		(34,217)	(25,894)
Prepaid expenses		(142)	(21,130)
Other assets		20,583	(44,503)
Accounts payable		72,928	42,382
Social and statutory obligations		23,878	(42,640)
Tax and social security obligations		6,930	(2,097)
Private pension liabilities		1,705,647	—
Other liabilities		5,628	10,267
Cash from operations		391,279	292,487
Income tax paid		(355,410)	(162,474)
Contingencies paid	15	(1,062)	(1,036)
Interest paid		(16,386)	(44,906)

Net cash flows from operating activities		18,421	84,071

Investing activities
Acquisition of property and equipment	8	(43,749)	(56,250)
Acquisition of intangible assets	8	(39,974)	(45,854)
Acquisition of subsidiaries, net of cash acquired		—	(10,413)

Net cash flows used in investing activities		(83,723)	(112,517)

Financing activities
Proceeds from borrowings	24	—	325,370
Payments of borrowings	24	(74,853)	(842,338)
Proceeds from issuance of debentures	24	400,000	—
Payments of lease liabilities	2 (d.1)	(26,194)	—
Dividends paid to owners of the parent		—	(325,000)
Proceeds from capital contributions	13	—	673,294
Transactions with non-controlling interests		(1,229)	(464)
Dividends paid to non-controlling interests		(9,193)	(3,018)

Net cash flows from (used in) financing activities		288,531	(172,156)

Net increase in cash and cash equivalents		223,230	(200,601)
Cash and cash equivalents at the beginning of the period		626,863	835,493
Effects of exchange rate changes on cash and cash equivalents		(4,116)	(21,284)

Cash and cash equivalents at the end of the period		845,977	613,608

Cash		70,483	120,397
Securities purchased under agreements to resell		684,964	324,995
Interbank certificate deposits		90,530	168,216

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

1. Operations

XP Investimentos S.A. ( “XP Investimentos” or the “Company”) is a private company, organized and existing under the Laws of Brazil. The registered office is located at Avenida Afrânio de Melo, 290, room 606 (part), Leblon, in the city of Rio de Janeiro, Brazil. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Investimentos is a holding company controlled by XP Controle Participações S.A., which holds 60.12% (2017—55.57%) of common shares and who is ultimately controlled by the co-founder individuals.

XP Investimentos and its subsidiaries (collectively, the “Group” or “XP Inc”) are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products and services, mainly acting as broker-dealer, including securities brokerage, banking, private pension plans and financial advisory services, by means of its network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements for the nine months period ended September 30, 2019 were approved by the Board of Director’s meeting on November 4, 2019.

2. Basis of preparation of the financial statements and changes to the Group’s accounting policies

a) Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the nine months periods ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2019 has been prepared to give effect to the dividend distributions to the Company’s shareholders in the total amount of R$500,000 out of which R$60,000 was declared and distributed on October 16, 2019 and R$ 440,000 declared on November 1, 2019 which will be distributed within the legal deadline. The unaudited pro forma condensed consolidated balance sheet does not reflect any proceeds of the Group’s initial public offering.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new standards as set out below.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

b) Basis of consolidation

There were no changes since December 31, 2018 in the accounting practices adopted for consolidation and in the direct and indirect interests of Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	September 30, 2019	December 31, 2018
Directly controlled
Leadr Serviços Online Ltda. (ii)	Brazil	Social media	99.99%	—
Lírios Participações Ltda. (to be changed to Spiti Analise Ltda.) (ii)	Brazil	Research	95.00%	—
Indirectly controlled
Banco XP S.A. (iii)	Brazil	Banking	100.00%	—
Xperience Market Services LLC (ii)	USA	Broker-dealer	100.00%	—
Chamaleon Bravery Unipessoal LDA (iii)	Portugal	Consulting finance services	100.00%	—
Consolidated investments funds
Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado (ii)	Brazil	Investment fund	100.00%	—
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado (ii)	Brazil	Investment fund	100.00%	—
XP Seguros Fundo de Investimento Renda Fixa Previdenciário (iv)	Brazil	Investment fund	100.00%	—
XP Seguros Fundo de Investimento Inflação Renda Fixa Previdenciário (iv)	Brazil	Investment fund	100.00%	—
XP Seguros Fundos de Investimento Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
XPA Itaipava 3 Prev Fundo de Investimento Multimercado Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Quasar Advantage Previdência XP Seguros Advisory Fundo de Investimento Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Pr3M Prev Fundo de Investimento Multimercado Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Dahlia 70 Advisory XP Seguros Previdência FI em Cotas de FI Multimercado (iv)	Brazil	Investment fund	100.00%	—
Sparta Previdência Advisory XP Seguros FI em Cotas de FI Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Capitania Prev Advisory XP Seguros Fundo de Investimento Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
DLM Conservador Advisory XP Seguros Prev Fundo de Investimento Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Kadima XP Seguros Prev FIE FI em Cotas de FI Multimercado Crédito Privado (iv)	Brazil	Investment fund	100.00%	—

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

XP Horizonte Dominus XP Seguros Prev Fundo de Investimento Renda Fixa (iv)	Brazil	Investment fund	100.00%	—
Leblon 70 XP Seguros Prev Fundo de Investimento em Cotas de Fundos de Investimento Multimercado (iv)	Brazil	Investment fund	100.00%	—
ARX Denali XP Seguros Previdência FI em Cotas de Fundos de Investimento Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Brasil Capital 70 XP Seguros Advisory Previdência Fundo de Investimento Multimercado (iv)	Brazil	Investment fund	100.00%	—
Mongeral Aegon Previdencia XP Seguros Advisory Fundo de Investimento Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—
Occam XP Seguros Prev Fundo de Investimento em Cotas de Fundos de Investimento Multimercado (iv)	Brazil	Investment fund	100.00%	—
Western Asset Advisory XP Seguros Renda Fixa Ativo Fundo de Investimento Previdenciário (iv)	Brazil	Investment fund	100.00%	—
Franklin Valor e Liquidez 70 Advisory XP Seguros Prev Fundo de Investimento Multimercado (iv)	Brazil	Investment fund	100.00%	—
Vinci Equilibrio Advisory XP Seguros Prev Fundo de Investimento Multimercado (iv)	Brazil	Investment fund	100.00%	—
XP 2026B Advisory Seguros Prev Fundo de Investimento em Cotas de Fundos de Investimento Renda Fixa (iv)	Brazil	Investment fund	100.00%	—
XP 2035B Advisory Seguros Prev FI em Cotas de FI Renda Fixa (iv)	Brazil	Investment fund	100.00%	—
Claritas Advisory XP Seguros Previdência FIE FI em Cotas de Fundos de Investimento Multimercado (iv)	Brazil	Investment fund	100.00%	—
Schroder Advisory XP Seguros Previdenciário FI Renda Fixa Crédito Privado (iv)	Brazil	Investment fund	100.00%	—

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)	New operating subsidiaries and proprietary investment funds incorporated in 2019.
(iii)	Subsidiary incorporated in 2019 for banking activities in Brazil. See note 25.
(iv)	Specially Constituted Investment Fund (“FIE”) wholly owned by XP Vida e Previdência S.A. incorporated in 2019.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

c) Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Dissagregated information is only reviewed at the revenue level (Note 16), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statement of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See note 16 (c) for a breakdown of total revenue and income and selected assets by geographic location.

d) New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

The Group applies, for the first time on January 1, 2019, IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatment. As required by IAS 34, the nature and effect of these changes are disclosed below, including the new accounting policies that have been applied since then.

Other amendments and interpretations apply for the first time in 2019, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Group.

Certain new accounting standards and interpretations have been published that are not mandatory for 2019 reporting periods and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

d.1) IFRS 16—Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to the recognition of finance leases under IAS 17.

The Group has adopted IFRS 16 from January 1, 2019 using the modified retrospective method of adoption, under which the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application and not restated comparatives for the 2018 reporting period. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

i)	Pratical expedients and exemptions applied

In applying IFRS 16 for the first time, the Group has used the following permitted practical expedients:

•	applying only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application;

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review—there were no onerous contracts as of January 1, 2019;

•	exempting leases contracts with a remaining lease term of less than 12 months as of January 1, 2019 and not containing a purchase option (short-term leases);

•	exempting lease contracts for which the underlying asset is of low value (low-value assets);

•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

ii)	Measurement of lease liabilities and right-of-use assets

The Group leases its main offices and certain equipments under non-cancelable operating lease agreements. The lease terms varies from one to ten years, and the majority of the lease agreements is renewable at the end of the lease period at market rates. The Group has no lease contracts previously classified as finance leases and existing contracts do not include variable payments or residual value guarantees.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 9.0%.

Operating lease commitments disclosed as of December 31, 2018	209,318
Discounted using the incremental borrowing rate of at the date of initial application	(60,099)
(Less): short-term leases recognized on a straight-line basis as expense	(725)

Lease liability recognized as of January 1, 2019	148,494

The associated right-of-use assets related to property and equipment leases above were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018.

Lease liability recognized as of January 1, 2019	148,494
(Less): accrued lease payments as of December 31, 2018	(14,624)

Total right-of-use assets as of January 1, 2019	133,870

Represented by:
Properties	123,262
Equipments	10,608

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

As a result of initial adoption, there is no impact to retained earnings in equity on January 1, 2019. Right-of-use assets are presented in a separate line item in the balance sheet under “Other assets” group, while the lease liabilities are presented within borrowings in the line item “Borrowings and lease liabilities” in the balance sheet.

iii)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

iv)	Amounts recognized in the balance sheet and in the statement of income

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the nine months period:

	Right-of- use assets	Lease liabilities
As of January 1, 2019	133,870	148,494
Additions (i)	104,487	105,694
Depreciation expense	(23,235)	—
Interest expense	—	12,447
Effects of exchange rate	6,259	6,460
Payment of lease liabilities	—	(26,194)

As of September 30, 2019	221,381	246,901

Current	—	28,970
Non-current	221,381	217,931

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,291 for the nine months period ended September 30, 2019. The total rent expense of R$ 8,784 (Note 18), include other expenses related to leased offices such as condomiun

d.2) IFRIC Interpretation 23—Uncertainty over Income Tax Treatment

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•	How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Group applied the interpretation and did not have significant impact on the unaudited interim condensed consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

e) Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2018 except for the adoption of IFRS 16 effective on January 1, 2019

3. Securities purchased (sold) under resale (repurchase) agreements

a) Securities purchased under agreements to resell

	September 30, 2019	December 31, 2018
Available portfolio	805,700	488,809

National Treasury Notes (NTNs)	57,298	65,136
Financial Treasury Bills (LFTs)	532,424	38,015
National Treasury Bills (LTNs)	215,978	385,658

Collateral held	12,647,284	6,081,800

National Treasury Bills (LTNs)	6,768,322	4,911,635
National Treasury Notes (NTNs)	5,878,962	1,170,165

Total	13,452,984	6,570,609

Investments in purchase and sale commitments backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 5.50% p.a. (December 31, 2018—6.43% p.a.).

As of September 30, 2019, R$ 684,964 (December 31, 2018—R$ 488,809) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b) Securities sold under repurchase agreements

	September 30, 2019	December 31, 2018
National Treasury Bills (LTNs)	6,058,113	1,153,547
National Treasury Notes (NTNs)	10,641,679	5,142,881
Financial Treasury Bills (LFTs)	2,918,264	344,266

Total	19,618,056	6,640,694

As of September 30, 2019, securities sold under repurchase agreements were agreed with average interest rates of 5.40% p.a. (December 31, 2018—6.40% p.a.), with assets pledged as collateral.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

4. Securities

a) Securities classified at fair value through profit and loss and at fair value through other comprehensive income

	September 30, 2019		December 31, 2018
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Financial assets
At fair value through profit and loss	15,876,871	16,157,611	6,262,735	6,290,971

Brazilian government bonds	12,364,086	12,616,700	3,826,902	3,853,534
Stocks issued by public-held company	514,830	514,830	1,127,074	1,127,044
Debentures	688,518	700,242	325,459	326,403
Investment funds	1,497,466	1,497,466	279,013	279,013
Certificate of real estate receivable	150,793	152,731	208,442	207,167
Bank deposit certificates (i)	209,590	212,185	172,451	171,725
Agribusiness receivables certificates	133,694	129,692	85,668	85,874
Financial credit bills	59,468	61,443	45,040	44,663
Structured transaction certificate	116,352	128,114	21,275	22,949
Real estate credit bill	1,910	3,031	3,697	4,883
Others (ii)	140,164	141,177	167,714	167,716
At fair value through other comprehensive income	774,212	782,441	688,731	695,778

National treasury bill	774,212	782,411	688,731	695,778

(i)	Bank deposit certificates include R$ 90,530 (December 31, 2018—R$ 69,646) is being presented as cash equivalents in the statements of cash flows.
(ii)	Mainly related to bonds issued and traded overseas.

Financial assets at fair value through profit or loss include assets with a fair value of R$ 1,705,054 (December 31, 2018—R$ 16,059) that belong to Specially Constituted Investment Fund (“FIE”) partially or wholly owned by XP Vida e Previdência S.A. The return of these assets (positive or negative) is fully transferred to customers of the Group’s private pension plans whose premiums are used by the subsidiary to purchase quotas of those investment funds (Note 11).

b) Securities evaluated at amortized cost

	September 30, 2019		December 31, 2018
	Gross carrying amount	Book Value	Gross carrying amount	Book Value
Financial assets
At amortized cost
Bonds	555,520	555,520	155,292	155,292

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

c) Securities on the financial liabilities classified at fair value through profit or loss

	September 30, 2019		December 31, 2018
	Gross carrying amount	Book Value	Gross carrying amount	Book Value
Financial liabilities
At fair value through profit or loss
Securities loaned	359,835	359,835	1,259,579	1,259,579

d) Securities classified by maturity

	Assets		Liabilities
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Financial assets
At fair value through PL and At OCI
Current	7,017,291	1,875,374	359,835	1,192,877

Non-stated maturity	2,111,203	1,425,401	359,835	—
Up to 3 months	1,836,064	192,208	—	1,184,972
From 3 to 12 months	3,070,024	257,765	—	7,905

Non-current	9,922,761	5,111,375	—	66,702

After one year	9,922,761	5,111,375	—	66,702

Evaluated at amortized cost
Current	361,616	155,292	—	—

Up to 3 months	361,616	—	—	—
From 3 to 12 months	—	155,292	—	—

Non-current	193,904	—	—	—

After one year	193,904	—	—	—

Total	17,495,572	7,142,041	359,835	1,259,579

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

5. Derivative financial instruments

The Group uses the derivatives to manage its overall exposures of foreign exchange rates, interest rates and price of shares.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	September 30, 2019
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	418,168,030	2,510,070	45	336,698	2,027,941	145,433
Swap contracts	3,219,034	424,131	7	9,597	32,254	382,280
Forward contracts	2,957,707	2,660,471	47	2,637,479	22,782	208
Future contracts	6,899,259	4,438	1	4,438	—	—

Total	431,244,030	5,599,110	100	2,988,212	2,082,977	527,921

Liabilities
Options	367,384,195	2,477,989	47	321,184	2,002,295	154,510
Swap contracts	3,169,365	426,916	8	7,759	32,681	386,476
Forward contracts	2,429,650	2,402,044	45	2,401,815	5	224

Total	372,983,210	5,306,949	100	2,730,758	2,034,981	541,210

	December 31, 2018
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	78,746,383	867,207	51	255,281	234,742	377,184
Swap contracts	3,454,728	244,262	14	4,675	25,054	214,533
Forward contracts	809,202	573,963	34	363,863	210,100	—
Future contracts	5,679,425	6,599	1	4,613	1,986	—

Total	88,689,738	1,692,031	100	628,432	471,882	591,717

Liabilities
Options	82,579,675	726,497	73	128,470	217,387	380,640
Swap contracts	3,981,304	247,732	25	7,710	25,094	214,928
Forward contracts	19,142	17,170	2	16,972	25	173

Total	86,580,121	991,399	100	153,152	242,506	595,741

6. Hedge accounting

In the nine months period ended September 30, 2019 and in the year ended December 31, 2018, the objective for the Group was to hedge the risk generated by the USD variation from the investments in USA, XP Holding International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness
Strategies	Assets	Liabilities
September 30, 2019
Foreign exchange risk
Hedge of net investment in foreign operations	182,613	—	12,126	281,097	(11,829)

Total	182,613	—	12,126	281,097	(11,829)

December 31, 2018
Foreign exchange risk
Hedge of net investment in foreign operations	147,179	—	18,645	225,901	(17,495)

Total	147,179	—	18,645	225,901	(17,495)

There was no ineffectiveness during September 30, 2019 and December 31, 2018 in relation to the foreign net investment hedge.

7. Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	September 30, 2019	December 31, 2018
Cash and settlement records	149,706	164,322
Debtors pending settlement	645,390	731,611
Other	11,927	2,379

Total Assets	807,023	898,312

Cash and settlement records	200,413	90,056
Creditors pending settlement	7,001,872	5,216,572

Total Liabilities	7,202,285	5,306,628

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

8. Property, equipment and intangible assets

a) Changes in the period

	Property and equipment	Intangible assets
As of December 31, 2017	47,073	483,207
Additions	56,250	45,854
Business combination	—	9,799
Write-offs	(7,714)	(15)
Depreciation / amortization in the period	(12,198)	(23,835)

As of September 30, 2018	83,411	515,010

Cost	115,182	570,311
Accumulated depreciation / amortization	(31,771)	(55,301)

As of December 31, 2018	99,127	504,915
Additions	43,749	39,974
Write-offs	(7,550)	(56)
Depreciation / amortization in the period	(15,174)	(23,992)

As of September 30, 2019	120,152	520,841

Cost	165,314	604,298
Accumulated depreciation / amortization	(45,162)	(83,457)

b) Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

As of September 30, 2019, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2018.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

9. Borrowings and lease liabilities

	Interest rate %	Maturity	September 30, 2019	December 31, 2018
Bank borrowings—domestic (i)	113% of CDI (*)	March 2021	63,250	94,921

Related parties			63,250	94,921
Bank borrowings—domestic (ii)	111% of CDI (*)	July 2019	—	44,352
Financial institution (iii)	CDI (*) + 0.774%p.a	April 2023	335,989	330,336

Third parties			335,989	374,688

Total borrowings			399,239	469,609

Lease liabilities (Note 2 (d.1))			246,901	—

Total borrowings and lease liabilities			646,140	469,609

Current			102,830	114,489
Non-current			543,310	355,120

(*)	Brazilian Interbank Offering Rate (CDI)
(i)	Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.
(ii)	Loan agreement with Banco JP Morgan S.A., hired in connection with the acquisition of Rico, payable in seven quarterly installments. In July 2019, the loan was fully settled.
(iii)	Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 23 (b)).

10. Debentures

On May 15, 2019 and September 28, 2018, the Company issued Debentures, non-convertible into shares, in the total amount of R$ 800,000, with the objective of funding the Group’s working capital and treasury investments. As of September 30, 2019, the total balance is comprised of the following issuances:

Issuance	Quantity (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance		Unit value at period-end		Book value
1st	400,000	108.0% CDI	9/28/2018	9/28/2020	R$	1,000.00	R$	1,067.67	427,054
2st	400,000	107.5% CDI	5/15/2019	5/15/2022	R$	1,000.00	R$	1,021.96	408,768

Total	800,000								835,822

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

	September 30, 2019	December 31, 2018
Principal	800,000	400,000
Interest	35,822	6,538

Total	835,822	406,538

Current	435,822	—
Non-current	400,000	406,538

The principal amount and accrued interest payables related to the first issuance are due on the maturity date, while for the second issuance, 50% of the principal amount is due on May 15, 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date. There were no amounts paid in 2019.

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 23 (b)).

11. Private pension liabilities

The subsidiary XP Vida e Previdência currently manage and sells private pension plans, which relate principally to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.

As of September 30, 2019, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked FIE at the reporting date (Note 4 (a)).

a) Changes in the period

	Nine months period ended September 30,
	2019	2018
As of January 1	16,059	—
Contributions received	211,396	—
Transfer with third party plans	1,466,444	—
Withdraws	(7,911)	—
Interest received from FIE	35,718	—

As of September 30	1,721,706	—

Contributions invested in FIEs (Note 4 (a))	1,705,054	—
Contributions to be invested	16,652	—

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

12. Income tax

a) Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the nine months period ended
	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2018
Tax losses carryforwards	13,633	55,358	(41,725)	47,211
Goodwill on business combinations (i)	34,148	59,993	(25,845)	(40,808)
Provisions for IFAs’ commissions	52,134	31,031	21,103	2,103
Revaluations of financial assets at fair value	(7,977)	1,397	(9,374)	(335)
Expected credit losses	4,642	3,079	1,563	1,975
Financial instruments taxed on redemption	(24,678)	(13,041)	(11,637)	(7,706)
Profit sharing plan	76,105	—	76,105	39,819
Net gain on hedge instruments	(3,326)	(1,441)	(1,885)	(45,002)
Other provisions	9,166	4,024	5,142	5,521

Total	153,847	140,400	13,447	2,778

Deferred tax assets	181,053	152,425
Deferred tax liabilities	(27,206)	(12,025)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

The changes in the net deferred tax were recognized as follows:

	Nine months period ended September 30,
	2019	2018
As of January 1	140,400	219,668
Foreign exchange variations	21,883	(3,968)
Charges to statement of income	(8,564)	2,281
Tax relating to components of other comprehensive income	128	4,465

As of September 30	153,847	222,446

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 18,371 (December 31, 2018–R$ 12,025) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

b) Income tax expense reconciliation

The tax on the Group’s pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the periods, calculated by applying the combined Brazilian statutory rates at 34%:

	Nine months period ended September 30,
	2019	2018
Income before taxes	996,944	470,150
Combined tax rate in Brazil	34.00%	34.00%

Tax expense at the combined rate	338,961	159,851
Income (loss) from entities not subject to taxation	(8,228)	1,502
Effects from entities taxed at different rates	16,208	14,370
Effects from entities taxed at different method (i)	(24,816)	(14,915)
Intercompany transactions with different taxation	(27,989)	(28,555)
Tax incentives	(2,220)	(23)
Non deductible expenses (non-taxable income), net	8,688	(3,005)
Others	(2,958)	(10,957)

Total	297,646	118,268

Effective tax rate	29.86%	25.16%

Current	306,210	115,987
Deferred	(8,564)	2,281

Total expense	297,646	118,268

(i)

Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

13. Equity

a) Subscribed and paid-in capital and capital reserve

As of September 30, 2019 and December 31, 2018, the fully subscribed and paid-in share capital of the Company was R$ 927,916 divided into 2,036,988,542 shares with no par value, represented by 1,020,531,260 common shares and 1,016,457,282 preferred shares.

According to the Articles of Incorporation, the Company has two classes of share: (i) common shares, entitled to one vote per share on all matters to be voted on shareholders’ general meetings, including the election of directors; and (ii) preferred shares, not entitled to votes on shareholders’ general meetings but with priority in reimbursement of the paid capital, with no premium, in case of liquidation of the Company. Both classes are entitled to dividends equally shared and proportionally to the interest of each shareholder.

On August 9, 2018, shareholders also approved the conversion of 83,468,792 common shares of the Company into preferred shares, with no contributions or changes in the share capital.

On August 31, 2018, the Company received capital contributions in the amount of R$ 673,294, upon the issuance of 97,314,470 new preferred shares for the unit price of R$ 6.9187 and fully paid.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

Below is a summary of the issuances and conversions of shares during the nine months ended 2019 and 2018:

	Common Shares	Preferred Shares	Total Shares	Share Capital	Capital reserve
As of December 31, 2017	1,104,000,052	835,674,020	1,939,674,072	254,622	535,490
Issued for cash	—	97,314,470	97,314,470	673,294	—
Corporate reorganizations	—	—	—	—	525
Common shares converted to preferred	(83,468,792)	83,468,792	—	—	—
As of September 30, 2018	1,020,531,260	1,016,457,282	2,036,988,542	927,916	536,015
As of December 31, 2018	1,020,531,260	1,016,457,282	2,036,988,542	927,916	536,015
Issued for cash	—	—	—	—	—
Common shares converted to preferred	—	—	—	—	—
As of September 30, 2019	1,020,531,260	1,016,457,282	2,036,988,542	927,916	536,015

The capital reserve includes differences between the subscription price that the shareholders paid for the shares and their par value and other capital transactions as a result of corporate reorganizations. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

b) Revenue reserves

The legal reserve is credited annually with 5% of the net income for the year and cannot exceed 20% of capital. The purpose of the legal reserve is to protect capital, and it can only be used to offset losses and increase capital.

The statutory reserve refers to the remaining balance of retained earnings, which is earmarked to fund projected business growth, as established in the Group’s investment plan, according to the capital budget approved and proposed by management and submitted for approval at the Annual General Meeting of Shareholders. This reserve may not exceed the share capital.

c) Dividends distribution

The proposal and payment of dividends recorded in the Company’s financial statements, subject to the approval of the shareholders in General Meetings.

In the Extraordinary General Meeting of June 29, 2018, XP Investimentos declared dividends in the amount of R$ 200,000. This amount was provisioned and assigned as a minimum dividend in view of the profits accrued up to May 31, 2018 and was paid in August 2018.

d) Carrying value adjustments

Increases or decreases in value attributed to assets and liabilities are classified as equity valuation adjustments, while not being computed in the income for the period in accordance with the accrual basis as a result of their valuation at fair value.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

14. Related party transactions

The main transactions carried with related parties, under commutative conditions, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Nine months period ended September 30,
Relation and transaction	September 30, 2019	December 31, 2018	2019	2018
Shareholders with significant influence (i)	(777,886)	(451,481)	(14,905)	258

Securities	90,530	69,647	7,279	851
Securities purchase (sold) under resell (repurchase) agreements	(805,166)	(426,207)	(18,313)	(35)
Borrowings	(63,250)	(94,921)	(3,871)	(558)

(i)

These transaction are related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party. Therefore, transactions and balances with Itaú Unibanco prior to the acquisition are not being reported as transactions with related parties.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the unaudited interim condensed consolidated financial statements.

15. Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the normal course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	September 30, 2019	December 31, 2018
Tax contingencies	9,780	9,392
Civil contingencies	3,337	5,610
Labor contingencies	2,587	2,472

Total provision	15,704	17,474

Judicial deposits (i)	15,811	14,850

(i)

There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets, and referred above for information.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the nine months period

	Nine months period ended September 30,
	2019	2018
As of January 1	17,474	11,843
Monetary correction	1,499	2,458
Provisions accrued	1,726	3,130
Provisions reversed	(3,933)	(709)
Payments	(1,062)	(1,036)

As of September 30	15,704	15,686

Nature of claims

a) Tax

As of September 30, 2019, the Group has claims classified as probable risk of loss in the amount of R$ 9,780 (December 31, 2018—R$ 9,392), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes, and other companies have recently obtained significant success in applying this concept for PIS and COFINS taxes. These lawsuits are supported by court deposits in its entirety.

b) Civil

The majority of the civil claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of September 30, 2019, there were 20 civil claims for which the likelihood of loss has been classified as probable, in the amount of R$ 3,336 (December 31, 2018—R$ 5,610). Throughout the nine months period ended September 30 2019, the amount of R$ 5,474 was deposited in court.

c) Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of September 30, 2019, the Company and its subsidiaries are the defendants in approximately 8 cases involving labor matters for which the likelihood of loss has been rated as probable, in the amount of R$ 2,588 (December 31, 2018—R$ 2,472).

Contingent liabilities—probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 91,518 (December 31, 2018—R$ 89,323).

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

Below is summarized these possible claims by nature:

	September 30, 2019	December 31, 2018
Tax (i)	17,484	19,971
Civil (ii)	68,737	64,820
Labor	5,297	4,532

Total	91,518	89,323

(i)

In 2014, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments, allegedly in violation of Brazilian Law 10.101/00. Currently, the case at administrative level in assessment by the Administrative Council of Tax Appeals (“CARF”), awaiting the decision on the Group’s appeal. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)

The Group is defendant in 178 civil claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

16. Total revenue and income

a) Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Nine months period ended September 30,
	2019	2018
Major service lines
Brokerage commission	935,998	624,671
Securities placement	693,198	460,990
Management fees	591,591	352,581
Insurance brokerage fee	69,367	37,507
Educational services	75,037	23,774
Other services	212,874	115,215

	2,578,065	1,614,738
(-) Sales taxes and contributions on revenue (i)	(236,965)	(163,137)

	2,341,100	1,451,601

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

b) Net income from financial instruments

	Nine months period ended September 30,
	2019	2018
Net Income of financial instruments at fair value through profit or loss	913,110	547,073
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	204,023	97,613
(-) Taxes and contributions on financial income	(21,720)	(22,989)

	1,095,413	621,697

c) Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Nine months period ended September 30,
	2019	2018
Brazil	3,207,076	1,898,730
United States of America	205,830	143,880
Europe	23,607	30,688

Total revenue and income	3,436,513	2,073,298

	September 30, 2019	December 31, 2018
Brazil	1,129,186	881,434
United States of America	136,194	31,829
Europe	7,027	7,556

Selected assets (i)	1,272,407	920,819

(i)	Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the customers represented more than 10% of Group’s revenues for the periods presented.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

17. Operating costs

	Nine months period ended September 30,
	2019	2018
Commission costs	877,502	489,491
Operating losses and provisions	14,825	6,791
Other costs	226,640	135,896

Clearing house fees	141,251	76,947
Third parties’ services	60,562	38,130
Other	24,827	20,819

Total	1,118,967	632,178

18. Operating expenses by nature

	Nine months period ended September 30,
	2019	2018
Selling expenses	82,419	64,200

Advertising and publicity	82,419	64,200
Administrative expenses	1,294,039	827,841

Personnel expenses	859,653	499,021

Compensation	256,323	150,184
Employee profit-sharing and bonus	466,219	263,313
Executives profit-sharing	50,230	32,360
Benefits	33,728	22,709
Social charges	50,488	30,045
Other	2,665	410
Other taxes expenses	29,699	35,795
Depreciation of property and equipment and right-of-use assets	38,409	12,198
Amortization of intangible assets	23,992	23,835
Other administrative expenses	342,286	256,992

Data processing	124,260	87,368
Technical services	39,560	61,270
Third parties’ services	112,571	48,840
Rent expenses	8,784	19,236
Communication	14,362	8,164
Travel	15,198	8,872
Legal and judicial	3,296	7,356
Other	24,255	15,886

Total	1,376,458	892,041

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

19. Other operating income (expenses), net

	Nine months period ended September 30,
	2019	2018
Other operating income	152,674	28,147

Recovery of charges and expenses	52,876	6,229
Reserval of operating provisions	10,405	312
Revenue from incentives from Tesouro Direto	52,069	9,931
Interest received on tax credits	29,429	1,462
Other	7,895	10,213
Other operating expenses	(34,187)	(47,344)

Legal proceedings and agreement with customers	(3,503)	(10,311)
Losses on write-off and disposal of assets	(6,583)	(7,861)
Fines and penalties	(1,011)	(4,082)
Associations and regulatory fees	(3,138)	(2,171)
Charity	(5,917)	(4,020)
Other	(14,035)	(18,899)

Total	118,487	(19,197)

20. Earnings per share (basic and diluted)

The following table reflects the net income and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Nine months period ended September 30,
	2019	2018
Net income attributable to owners of the Parent	692,011	350,358
Weighted average number of common and preferred shares (Thousand units)	2,036,989	1,950,368

Basic and diluted earnings per share—R$	0.3397	0.1796

Diluted earnings per share equals to basic earnings per share, since the Group has no dilutive instruments.

21. Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities. As of September 30, 2019 and December 31, 2018, there were no financial instruments classified as level 3.

Specific valuation techniques used to value financial instruments include:

•

Financial assets (other than derivatives)—The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap—These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions—put in one indexer and call on another.

•	Forward—at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•

Futures—Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•

Options—option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•

Other financial assets and liabilities—Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	September 30, 2019
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	14,633,112	1,524,499	16,157,611	16,157,611
Derivative financial instruments	4,439	5,594,671	5,599,110	5,599,110
Fair value through other comprehensive income
Securities	782,441	—	782,441	782,441
Evaluated at amortized cost
Securities	—	—	550,314	555,520
Securities purchased under agreements to resell	—	—	13,503,696	13,452,984
Securities trading and intermediation	—	—	807,023	807,023
Accounts receivable	—	—	253,015	253,015
Other financial assets	—	—	24,672	24,672
Financial liabilities
Fair value through profit or loss
Securities loaned	359,835	—	359,835	359,835
Derivative financial instruments	—	5,306,949	5,306,949	5,306,949
Evaluated at amortized cost
Securities sold under repurchase agreements	—	—	19,631,344	19,618,056
Securities trading and intermediation	—	—	7,202,285	7,202,285
Borrowings and lease liabilities	—	—	645,869	646,140
Debentures	—	—	836,001	835,822
Accounts payables	—	—	206,300	206,300
Other financial liabilities	—	—	5,617	5,617

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2018
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	5,259,591	1,031,380	6,290,971	6,290,971
Derivative financial instruments	6,599	1,685,432	1,692,031	1,692,031

Fair value through other comprehensive income
Securities	695,778	—	695,778	695,778

Evaluated at amortized cost
Securities	—	—	153,709	155,292
Securities purchased under agreements to resell	—	—	6,568,246	6,570,609
Securities trading and intermediation	—	—	898,312	898,312
Accounts receivable	—	—	219,200	219,200
Other financial assets	—	—	60,423	60,423

Financial liabilities
Fair value through profit or loss
Securities loaned	1,259,579	—	1,259,579	1,259,579
Derivative financial instruments	—	991,399	991,399	991,399

Evaluated at amortized cost
Securities sold under repurchase agreements	—	—	6,792,316	6,640,694
Securities trading and intermediation	—	—	5,306,628	5,306,628
Borrowings	—	—	459,487	469,609
Debentures	—	—	406,540	406,538
Accounts payables	—	—	134,579	134,579
Other financial liabilities	—	—	7,011	7,011

22. Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operating risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2018. There have been no changes in the risk management department or in any risk management policies since the year-end.

23. Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of September 30, 2019 and December 31, 2018 were as follows:

	September 30, 2019	December 31, 2018
Borrowings and lease liabilities	646,140	469,609
Debentures	835,822	406,538

Total debt	1,481,962	876,147
Cash	(70,483)	(68,407)
Securities purchased under agreements to resell	(684,964)	(488,809)
Certificate deposits (Securities)	(90,530)	(69,647)

Net debt	635,985	249,284

Total equity	2,778,281	2,084,777

Total capital	3,414,266	2,334,061

Gearing ratio %	18.63%	10.68%

Both net debt and gross assets increased following the recognition of right-of-use assets and lease liabilities on January 1, 2019. No changes were made in the objectives, policies or processes for managing capital during the nine months period ended September 30, 2019.

a) Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

The subsidiary XP CCTVM, under the regulation of BACEN, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1% above the minimum capital requirement.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is overseen by the SUSEP, being required to present Adjusted Shareholders’ Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”). CMR is equivalent to the highest value between base capital and venture capital.

There is no requirement for compliance with a minimum capital for the other Group companies.

b) Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 9 and 10), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

As of September 30, 2019, the amount of contracts under financial covenants is R$ 1,235,061 (December 31, 2018—R$ 876,147). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

24. Cash flow information

a) Debt reconciliation

	Borrowings	Lease liabilities	Debentures	Total
Total debt as of January 1, 2018	867,024	—	—	867,024
Proceeds	325,370	—	—	325,370
Payments	(842,338)	—	—	(842,338)
Net foreign exchange differences (i)	148,177	—	—	148,177
Interest accrued	47,370	—	—	47,370
Interest paid	(44,906)	—	—	(44,906)

Total debt as of September 30, 2018	500,697	—	—	500,697

Total debt as of December 31, 2018	469,609	—	406,538	876,147
New accounting policy (Note 2 (d.1))	—	148,494	—	148,494
Total debt as of January 1, 2019	469,609	148,494	406,538	1,024,641

Proceeds	—	—	400,000	400,000
Acquisition	—	105,694	—	105,694
Payments	(74,853)	(26,194)	—	(101,047)
Net foreign exchange differences	—	6,460	—	6,460
Interest accrued	20,869	12,447	29,284	62,600
Interest paid	(16,386)	—	—	(16,386)

Total debt as of September 30, 2019	399,239	246,901	835,822	1,481,962

XP Investimentos S.A. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2019 In thousands of Brazilian Reais, unless otherwise stated

(i)	Certain borrowings denominated at foreing currencies were covered by Swap contracts that resulted in net gain of R$ 135,815 and a total interest expense on debt of R$ 59,732.

25. Subsequent events

Banking activities

On December 19, 2018, the BACEN approved the constitution of Banco XP S.A. At the Extraordinary Shareholders’ Meeting held on January 30, 2019, Banco XP was constituted as a financial entity that will be controlled by XP CCTVM. On October 10, 2019, BACEN provided Banco XP its license to be operational.

Dividend distributions

On October 16, 2019, the controlling shareholders declared and distributed a dividend payment of R$ 60,000.

On November 1, 2019, the controlling shareholders declared a dividend payment of R$ 440,000 to be distributed whithin the legal deadline.

* * *

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XP Investimentos S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 3.xx to the consolidated financial statements, the Company has restated its 2018 and 2016 financial statements to correct an error.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

October 17, 2019

We have served as the Company’s auditor since 2019.

XP Investimentos S.A. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2018	2017
Cash		68,407	153,218
Financial assets		16,582,616	6,103,599

Fair value through profit or loss		7,983,002	4,339,140

Securities	7	6,290,971	3,779,664
Derivative financial instruments	8	1,692,031	559,476
Fair value through other comprehensive income		695,778	—

Securities	7	695,778	—
Evaluated at amortized cost		7,903,836	1,764,459

Securities	7	155,292	—
Securities purchased under agreements to resell	6	6,570,609	934,979
Securities trading and intermediation	18	898,312	671,842
Accounts receivable	10	219,200	129,828
Other financial assets	11	60,423	27,810
Other assets		316,777	122,524

Recoverable taxes	12	183,350	42,045
Prepaid expenses	13	96,723	65,343
Other		36,704	15,136
Deferred tax assets	22	152,425	226,479
Property and equipment	14	99,127	47,073
Intangible assets	14	504,915	483,207

Total assets		17,724,267	7,136,100

The accompanying notes are an integral part of these consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2018	2017
Financial liabilities		15,216,037	5,605,537

Fair value through profit or loss		2,250,978	1,037,026

Securities loaned	7	1,259,579	712,666
Derivative financial instruments	8	991,399	324,360
Evaluated at amortized cost		12,965,059	4,568,511

Securities sold under repurchase agreements	15	6,640,694	514,018
Securities trading and intermediation	18	5,306,628	3,110,537
Borrowings	16	469,609	867,024
Debentures	17	406,538	—
Accounts payables		134,579	71,579
Other financial liabilities		7,011	5,353
Other liabilities		404,493	372,030

Social and statutory obligations	19	251,690	295,437
Taxes and social security obligations	20	103,121	60,853
Provisions and contingent liabilities	25	17,474	11,843
Other	21	32,208	3,897
Deferred tax liabilities	22	12,025	6,811

Total liabilities		15,632,555	5,984,378

Equity attributable to owners of the Parent company	23	2,084,777	1,143,799

Share capital		927,916	254,622
Capital reserves		536,015	535,490
Revenue reserves		411,681	150,241
Carrying value adjustments		209,165	203,446
Non-controlling interest		6,935	7,923

Total equity		2,091,712	1,151,722

Total liabilities and equity		17,724,267	7,136,100

The accompanying notes are an integral part of these consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31 In thousands of Brazilian Reais, except earnings per share

	Note		2018	2017	2016
Net revenue from services rendered	26	(a)	2,054,549	1,283,616	689,877
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	26	(b)	114,442	79,380	43,336
Net income from financial instruments at fair value through profit or loss	26	(b)	789,462	543,654	518,594

Total revenue and income			2,958,453	1,906,650	1,251,807

Operating costs	27		(941,246)	(579,880)	(376,088)
Selling expenses	28		(96,075)	(32,881)	(24,484)
Administrative expenses	28		(1,176,805)	(649,585)	(470,853)
Other operating expenses, net	29		(31,289)	(7,704)	(6,466)
Interest expense on debt			(72,310)	(61,093)	—

Income before income tax			640,728	575,507	373,916
Income tax expense	22		(175,398)	(151,966)	(130,151)

Net income for the year			465,330	423,541	243,765

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad	9		18,645	2,034	(4,433)
Gains (losses) on net investment hedge	9		(17,495)	(2,386)	5,291
Changes in the fair value of financial assets at fair value through other comprehensive income			4,160	210	(159)

Other comprehensive income (loss) for the year, net of tax			5,310	(142)	699

Total comprehensive income for the year			470,640	423,399	244,464

Net income attributable to:
Owners of the Parent company			461,440	413,874	188,675
Non-controlling interest			3,890	9,667	55,090

Total comprehensive income attributable to:
Owners of the Parent company			466,750	413,732	189,832
Non-controlling interest			3,890	9,667	54,632
Basic and diluted earnings per common share—R$ (*) (restated for 2018 and 2016 note 3.xx)	30		0.2339	0.2134	0.1360

(*)	The basic and diluted earnings per common share are in effect with the share split occurred on March 3, 2017 to allow comparability between years.

The accompanying notes are an integral part of these consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Consolidated statements of changes in equity In thousands of Brazilian Reais

			Attributable to owners of the Parent company
	Note		Share capital	Capital reserve	Legal reserve	Statutory reserve	Carrying value adjustments	Retained earnings	Total	Non- controlling interest	Total equity
Balance at January 1, 2016			85,810	168,018	6,564	691	134,555	—	395,638	220,746	616,384

Comprehensive income for the year
Net income for the year			—	—	—	—	—	188,675	188,675	55,090	243,765
Other comprehensive income, net			—	—	—	—	1,157	—	1,157	(458)	699
Transactions with shareholders—contributions and distributions											—
Capital contributions	23		70,383	—	—	—	—	—	70,383	—	70,383
Corporate reorganization	5	(iii)	98,429	367,472	—	—	67,971	—	533,872	(263,435)	270,437
Subscriptions (redemptions) at funds by non-controlling interest	5	(iv)	—	—	—	—	—	—	—	43,000	43,000
Allocations of the net income for the year											—
Transfer to legal and statutory reserves	23		—	—	9,434	34,676	—	(44,110)	—	—	—
Dividends distributed	23		—	—	—	—	—	(144,565)	(144,565)	(5,296)	(149,861)

Balances at December 31, 2016			254,622	535,490	15,998	35,367	203,683	—	1,045,160	49,647	1,094,807
Comprehensive income for the year
Net income for the year			—	—	—	—	—	413,874	413,874	9,667	423,541
Other comprehensive income, net			—	—	—	—	(142)	—	(142)	—	(142)
Transactions with shareholders—contributions and distributions
Subscriptions (redemptions) at funds by non-controlling interest	5	(iv)	—	—	—	—	—	—	—	(45,550)	(45,550)
Gain (loss) in changes in interest of subsidiaries, net			—	—	—	—	(95)	—	(95)	(1,983)	(2,078)
Allocations of the net income for the year
Transfer to legal and statutory reserves	23		—	—	20,694	115,619	—	(136,313)	—	—	—
Dividends distributed	23		—	—	—	(37,437)	—	(277,561)	(314,998)	(3,858)	(318,856)

Balances at December 31, 2017			254,622	535,490	36,692	113,549	203,446	—	1,143,799	7,923	1,151,722
Comprehensive income for the year
Net income for the year			—	—	—	—	—	461,440	461,440	3,890	465,330
Other comprehensive income, net			—	—	—	—	5,310	—	5,310	—	5,310
Transactions with shareholders—contributions and distributions
Capital contributions	23		673,294	—	—	—	—	—	673,294	—	673,294
Corporate reorganization	5	(iii)	—	525	—	—	—	—	525	—	525
Gain (loss) in changes in interest of subsidiaries, net			—	—	—	—	409	—	409	(788)	(379)
Allocations of the net income for the year
Transfer to legal and statutory reserves	23		—	—	23,072	238,368	—	(261,440)	—	—	—
Dividends distributed	23		—	—	—	—	—	(200,000)	(200,000)	(4,090)	(204,090)

Balances at December 31, 2018			927,916	536,015	59,764	351,917	209,165	—	2,084,777	6,935	2,091,712

The accompanying notes are an integral part of these consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Consolidated statements of cash flows for the years ended December 31 In thousands of Brazilian Reais

	Note		2018	2017	2016
Operating activities
Income before income tax			640,728	575,507	373,916
Adjustments to reconcile income before income taxes
Depreciation of property and equipment	14		24,470	9,338	7,689
Amortization of intangible assets	14		28,318	18,065	15,385
Loss on write-off of property, equipment and intangible assets	14		19,915	4,491	2,771
Expected credit losses on accounts receivable and other financial assets			8,220	4,347	9,773
Provision for contingencies	25		7,897	3,531	1,222
Net foreign exchange differences			(25,832)	36,271	(5,888)
Interest accrued			64,330	8,134	1,178
Changes in assets and liabilities
Securities (assets and liabilities)	7		(2,929,021)	(958,894)	(307,555)
Derivative financial instruments (assets and liabilities)	8		(492,024)	(209,030)	(61,239)
Securities trading and intermediation (assets and liabilities)			1,969,621	1,036,957	534,014
Securities purchased under agreements to resell	6		(5,635,630)	262,377	(572,566)
Accounts receivable	10		(92,809)	(70,589)	(41,417)
Prepaid expenses	13		(31,380)	(19,565)	1,191
Other assets			(58,964)	(7,917)	10,870
Securities sold under repurchase agreements	15		6,126,676	(258,118)	56,231
Accounts payable			63,000	3,163	29,934
Social and statutory obligations	19		81,253	62,274	(15,054)
Tax and social security obligations	20		4,463	(2,459)	48,201
Other liabilities	21		30,583	(8,901)	(13,879)
Cash from operations			(196,186)	488,982	74,777
Income tax paid			(202,443)	(219,446)	(68,458)
Contingencies paid	25		(3,933)	(7,169)	(1,543)
Interest paid			(54,185)	—	—

Net cash flows (used in) from operating activities			(456,747)	262,367	4,776

Investment activities
Acquisition of property and equipment	14		(53,517)	(20,627)	(12,459)
Acquisition of intangible assets	14		(83,149)	(30,369)	(19,176)
Acquisition of subsidiaries, net of cash acquired	5	(b)	(10,413)	(404,631)	—

Net cash flows used in investing activities			(147,079)	(455,627)	(31,635)

Financing activities
Proceeds from borrowings	34		325,370	826,000	—
Payments of borrowings	34		(689,634)	—	—
Proceeds from issuance of debentures	34		400,000	—	—
Dividends paid to owners of the parent	23	(c)	(325,000)	(189,998)	(174,365)
Proceeds from capital contributions	23		673,294	—	70,383
Net subscriptions received (redemptions paid)—non-controlling interests			—	(45,550)	43,000
Transactions with non-controlling interests			146	(2,078)	(1,640)
Dividends paid to non-controlling interests			(4,090)	(3,858)	(5,296)
Proceeds from non-controlling interests			—	—	150,000

Net cash flows from financing activities			380,086	584,516	82,082

Net increase (decrease) in cash and cash equivalents			(223,740)	391,255	55,223
Cash and cash equivalents at the beginning of the fiscal year			835,493	440,128	392,073
Effects of exchange rate changes on cash and cash equivalents			15,110	4,110	(7,168)

Cash and cash equivalents at the end of the fiscal year			626,863	835,493	440,128

Cash			68,407	153,218	14,909
Securities purchased under agreements to resell			488,809	420,958	425,219
Interbank certificate deposits			69,647	261,317	—

The accompanying notes are an integral part of these consolidated financial statements.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

XP Investimentos S.A. (“XP Investimentos”) is a private company, organized and existing under the Laws of Brazil. The registered office is located at Avenida Afrânio de Melo, 290, room 606 (part), Leblon, in the city of Rio de Janeiro, Brazil. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Investimentos is a holding company controlled by XP Controle Participações S.A., which holds 60.12% (2017—55.57%) of common shares and whose is ultimately controlled by the co-founder individuals.

XP Investimentos and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products and services, mainly acting as broker-dealer, including securities brokerage, banking, private pension plans and financial advisory services, by means of its network of Independent Financial Advisers (“IFAs”).

On March 3, 2017, the Company carried out a share split of 42:1 (forty two for one). As a result, the share capital previously represented by 30,953,491 common shares and 15,229,225 preferred shares was increased to 1,300,046,622 common shares and 639,627,450 preferred shares. The share split has been applied retrospectively to all figures in the historical financial statements regarding the number of shares (Note 23) and per share data (Note 30) as if the share split had been in effect for all periods presented.

On May 11, 2017, the Company’s shareholders entered into a share purchase agreement with Itaú Unibanco S.A. (“Itaú Unibanco”) for the sale of non-controlling interest in the Company, which was completed on August 31, 2018. Itaú Unibanco holds 49.90% of the total shares of Company, including 30.06% of the common shares.

On August 10, 2017, the Group concluded the acquisition of the operations of Rico Corretora de Títulos e Valores Mobiliários S.A. (“Rico”), by acquiring whole control of its holding entity FLAFLU Participações S.A. (“FLAFLU”). Rico also operates in brokerage and securities distribution market to retail. See Note 5 for more information on the acquisition.

These consolidated financial statements for the years ended December 31, 2018 were approved by the Board of Director’s meeting on October 17, 2019

These financial statements are restated, as the Company identified errors in its earnings per share amounts for the years ended December 31, 2018 and 2016 presented in its previously issued financial statements (see note 3 (xx))

2. Basis of preparation of the financial statements

(i) Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realisation or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects.

(ii) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5 (a)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(iii) Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Dissagregated information is only reviewed at the revenue level (Note 26), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet.

See note 26 (c) for a breakdown of revenues and income and selected assets from external customers by country of domicile.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(iv) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.

The functional currency for all of the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside of Brazil have different functional currencies, including US Dollar (“USD”), Euro (“EUR”), Pound sterling (“GBP”) and Swiss Franc (“CHF”).

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

3. Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

(i) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred,

•	liabilities incurred to the former owners of the acquired business,

•	equity interests issued by the Group,

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

(ii) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

1) Financial assets

Initial recognition and measurement

On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVPL”).

The classification of financial assets at initial recognition is based on either (i) the Company’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are ‘Solely Payments of Principal and Interest’ (the “SPPI” criterion) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the Company’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Classification and subsequent measurement

(i)	Financial assets at FVPL

Financial assets at FVPL include Securities, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. This category includes securities and Derivative financial instruments, including equity instruments which the Group had not irrevocably elected to classify at FVOCI.

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Derivative financial instruments, including separated embedded derivatives, are also classified as Securities unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset. Financial assets measured at FVTPL consist of Securities owned and sold short.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

(ii)	Financial assets at FVOCI

The Group measures financial assets at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group’s financial assets at FVOCI includes certain debt instruments.

Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32—“Financial Instruments: Presentation” and are not financial assets at FVPL. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as income in the statement of income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group has no equity instruments that have been irrevocably classified under this category.

(iii)	Financial assets at amortized cost

A financial asset is measures at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

•	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

Financial assets at amortized cost are subsequently measured using the Effective Interest Rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost mainly includes ‘Securities’, ‘Securities purchased under agreements to resell’, ‘Securities trading and intermediation’, ‘Accounts receivable’ and ‘Other financial assets’.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The contractual rights to receive cash flows from the asset have expired.

•

The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

exposures for which there has been a significant increase in credit risk since initial recognition or those already defaulted, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For accounts receivables and other contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For debt instruments at FVOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as Derivative financial instruments designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include ‘Securities loaned’, ‘Derivative financial instruments’, ‘Securities purchased under agreements to resell’, ‘Securities trading and intermediation’, long-term debts such as ‘Borrowings’ and ‘Debentures’, ‘Accounts payables’ and ‘Other financial liabilities’.

Classification and subsequent measurement

(i)	Financial liabilities at FVPL

Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL.

Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as fair value through PL unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through PL are recognized in the statement of income.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned and derivative financial instruments are classified as fair value through PL and recognized at fair value.

(ii)	Amortized cost

After initial recognition, these financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income.

This category generally applies to Securities sold under repurchase agreements, Securities trading and intermediation, ‘Borrowings’, ‘Debentures’, ‘Accounts payables’ and ‘Other financial liabilities’.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

3) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm’s length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models. See Note 31.

4) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

5) Derivative financial instruments and hedging activities

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

The Company uses derivative financial instruments to manage foreign exchange risk on pending security settlements in foreign currencies. The fair value of these contracts is nominal due to their short term to

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

maturity. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, in the case of adoption of hedge accounting and, if so, the nature of the item being hedged. The Group adopts only net investment hedge to hedge a net investment in a foreign operation.

In the case of the Derivative was not designated as a hedging instrument the initial recognition is at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Realized and unrealized gains and losses related to these contracts are recognized in the consolidated statements of income during the reporting period.

The Company trades in futures contracts, which are agreements to buy or sell standardized amounts of a financial instrument at a predetermined future date and price, in accordance with terms specified by a regulated futures exchange, and subject to daily cash margining. The Company trades in futures in an attempt to mitigate interest rate risk, yield curve risk and liquidity risk.

The Company also trades in forward contracts, which are non-standardized contracts to buy or sell a financial instrument at a specified price on a future date. The Company trades in forward contracts in an attempt to mitigate foreign exchange risk on pending security settlements in foreign currencies.

a) Net investment hedge

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in Other comprehensive income within Gains (losses) on net investment hedge. The gain or loss relating to the ineffective portion is recognized immediately in the Statement of income within income from financial instruments.

Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

b) Hedge ineffectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, The Group uses the Dollar Offset Method. The Dollar Offset Method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.

(iii) Cash and cash equivalents

Cash is not subject to a significant risk of change in value, and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities in three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refers to collateral held securities purchased under agreements to resell and bank deposit certificates measured at fair value through profit an loss that are readily convertible into a known cash amount and for which are no subject to a significant risk of change in value.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(iv) Securities purchased under agreements to resell and obligations related to securities sold under repurchase agreements

The Group has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

(v) Securities trading and intermediation (receivable and payable)

Refers to transactions at B3 S.A.—Brasil, Bolsa, Balcão (“B3”) on behalf of and on account of third parties. Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions. These balances are offset and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:

•	Cash and settlement records—Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers; and

•

Debtors/Creditors pending settlement account—debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset and in the event the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.

These amounts are recognised initially at fair value and subsequently measured at amortised cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customer at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganisation, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.

Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity was immaterial for all periods presented.

(vi) Prepaid expenses

Prepaid expenses are recognized as an asset in the balance sheet. These expenditures includes incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(vii) Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Annual Rate (%)
Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

(viii) Intangible assets

i) Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

ii) Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

iii) Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than (i) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2018, 2017 and 2016, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)
Software	3-5
Internally developed intangible	3-7
Customer list	2-8
Trademarks	10-20

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

(ix) Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU’s)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the statement of income is not reversed.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(x) Taxes

i) Current income and social contribution taxes

Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods:

•

APM—Actual Profit Method, where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax-deductible expenses, including net operating losses of prior years. Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year. APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar-year.

•

PPM—Presumed Profit Method, where taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by Brazilian Revenue Service (RFB) according to type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment are required during the quarters. This method can be adopted only by entities with gross revenue up to a annually revised threshold determined by tax authorities.

The tax rates applicable to APM or PPM are also defined according to entities’ main activity:

•	Federal Income Tax (IRPJ)—tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$ 20 per month (or R$ 240 annually).

•

Social Contribution on Net Income (CSLL)—tax rate of 9% calculated on taxable income. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%. From 2015 to 2018, this rate was temporarily increased to 20% by means of federal Law 12.169/2015.

ii) Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

iii) Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•

When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost / expense, in the statement of income.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•

PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 26) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% e 7.60%, respectively.

Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies. The rate applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM) and Insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.

•

ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 26) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and Rio de Janeiro refers to the rate most commonly levied on the Group’s operations.

•	INSS is a social security charge levied on wages paid to employees.

(xi) Equity security loans

Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the loan. Equity securities borrowed are recognised as unrestricted assets on the statement of financial position and may be sold to third parties. The Equity security loans is recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under Net fair value gains/(losses) on financial instruments and foreign exchange (Note 26 b).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(xii) Borrowings and debentures

Borrowings and debentures are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Borrowing and debentures costs are recognized as interest expense on debt in the period in which they are incurred. The Group does not have qualifying assets to which costs could be capitalized.

(xiii) Accounts payables

Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

(xiv) Provisions

Provisions for legal claims (labor, civil and tax) are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

(xv) Employee benefits

i) Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

ii) Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the overs of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators.

Employee profit-sharing terms are broader established by means of annual collective bargaining with workers’ unions. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(xvi) Share capital

Common and preferred shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xvii) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (Note 30).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary and preferred shares, and the weighted average number of additional ordinary and preferred shares that would have been outstanding assuming the conversion of all dilutive potential ordinary and preferred shares.

(xviii) Revenue and income

1) Revenue from contracts with customers

Revenue is recognized when the Group has transferred control of the services to the customers, in an amount that reflects the consideration the Group expects to collect in exchange for those services.

The Group applies the following five steps: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when or as the entity satisfies a performance obligation.

Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.

The Group has discretion to involve and contract a third-party providers in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent. Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.

The Group main types of revenues contracts are:

i) Brokerage commission

Brokerage commission revenue consist of revenue generated through commission-based brokerage services on each transaction carried out on i.e. the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.

ii) Securities placement

Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

related finance advisory services. The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms and it is probable that a significant revenue reversal will not occur.

iii) Management fees

Management fees relates substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees are performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

iv) Insurance brokerage fee

Refers to insurance brokerage, capitalization, pension plans and health insurance through the intermediation of the sale of insurance services.

Revenues are recognized after the provision of brokerage services to insurers. Products that were sold through XP Corretora de Seguros are inspected monthly, and amounts received from commission are recognized as revenue at a point in time as the performance obligation is satisfied.

v) Educational services

Educational revenue relates to advising and consulting on finance, financial planning, business management and the development of courses and business training programs in the national territory through the development and management of courses.

vi) Other services

Other services refers to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.

2) Net income from financial instruments

Net income from financial instruments include realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9—Financial Instruments, and the related accounting policies are disclosed in Note 3 above.

(xix) New accounting standards and new accounting standards changes and interpretations

i) New and amended standards adopted by the Group

The Group applied IFRS 9 (“Financial Instruments”) and IFRS 15 (“Revenue from Contracts with Customers”) for the first time. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 9—Financial Instruments

IFRS 9 replaced IAS 39 “Financial Instruments: Recognition and Measurement” for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

With the exception of hedge accounting, which the Group applied prospectively, the Group has applied IFRS 9 retrospectively, with the initial application date of January 1, 2018 and adjusting the comparative information for the period beginning January 1, 2017.

The main changes identified by the Group due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. Although the transition had material impacts on the Group’s processes and activities, including reclassifications between categories of financial instruments and additional disclosure aspects, the initial adoption of IFRS 9 did not have material effects related to the measurement of financial assets and liabilities and derivative financial instruments which could impact the opening balances at transition date, and therefore, there were no adjustments resulting from initial adoption, except for the changes in the classification as presented below:

	At December 31, 2017	At January 1, 2018
IAS 39 measurement category		IFRS 9 measurement category
		Amortized cost	FVPL	FVOCI
Financial assets at fair value through PL	4,339,140

Securities	3,779,664	—	3,779,664	—
Derivative financial instruments	559,476	—	559,476	—
Loans and Receivables	1,764,459

Securities purchased under agreements to resell	934,979	934,979	—	—
Securities trading and intermediation	671,842	671,842	—	—
Accounts receivable	129,828	129,828	—	—
Other financial assets	27,810	27,810	—	—

Total Financial assets	6,103,599	1,764,459	4,339,140	—

Financial liabilities at fair value through PL	1,037,026

Securities loaned	712,666	—	712,666	—
Derivative financial instruments	324,360	—	324,360	—
Financial liabilities at amortized cost	4,568,511

Securities sold under repurchase agreements	514,018	514,018	—	—
Securities trading and intermediation	3,110,537	3,110,537	—	—
Borrowings	867,024	867,024	—	—
Accounts Payable	71,579	71,579	—	—
Other financial liabilities	5,353	5,353	—	—

Total Financial liabilities	5,605,537	4,568,511	1,037,026	—

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

	At December 31, 2016	At January 1, 2017
IAS 39 measurement category		IFRS 9 measurement category
		Amortized cost	FVPL	FVOCI
Financial assets at fair value through PL	1,897,950

Securities	1,417,040	1,417,040	—	—
Derivative financial instruments	480,910	—	480,910	—
Loans and Receivables	1,814,405

Securities purchased under agreements to resell	1,197,356	1,197,356	—	—
Securities trading and intermediation	551,611	551,611	—	—
Accounts receivable	59,230	59,230	—	—
Other financial assets	6,208	6,208	—	—
Total financial assets	3,712,355	3,231,445	480,910	—

	At December 31, 2016	At January 1, 2017
IAS 39 measurement category		IFRS 9 measurement category
		Amortized cost	FVPL	FVOCI
Financial liabilities at fair value through PL	497,276

Securities loaned	45,576	—	45,576	—
Derivative financial instruments	451,700	—	451,700	—
Financial liabilities at amortized cost	2,473,224

Securities sold under repurchase agreements	772,136	772,136	—	—
Securities trading and intermediation	1,630,978	1,630,978	—	—
Accounts Payable	68,416	68,416	—	—
Other financial liabilities	1,694	1,694	—	—
Total financial assets	2,970,500	2,473,224	497,276	—

IFRS 15—Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Group adopted IFRS 15 using the full retrospective method of adoption. There is no complexity that would impact the implementation of IFRS 15. The process of contract identification, performance obligations, pricing, allocation and the recognition of revenue when performance obligation is performed

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

remains substantially unchanged and there was no impact on the Group’s consolidated financial statements, except for the required additional disclosures.

ii) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not yet effective for December 31, 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16—Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17—Leases, IFRIC 4—Determining whether an Arrangement contains a Lease, SIC-15—Operating Leases-Incentives and SIC-27—Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the statement of financial position, similar to the recognition of finance leases under IAS 17. On the commencement date of the lease agreement, the lessee will recognize a lease payment liability (i.e. a lease liability) and an asset that represents the right to use the underlying asset during the lease term. The lessee will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. The only exceptions are short-term and low-value leases.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (i.e. a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases.

The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Accordingly, lease liabilities will be recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application, and right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

As of the reporting date, the Group has non-cancellable operating lease commitments of R$ 149,219. Of these commitments, approximately R$ 725 relate to short-term leases which will be recognized on a straight-line basis as expense in profit or loss. For the remaining lease commitments the Group expects to recognize right-of-use assets and lease liabilities of approximately R$ 148,494 on January 1, 2019.

The Group expects that profit before tax will decrease by approximately R$ 11,475 for 2019 as a result of adopting the new standards. Operating cash flows will increase and financing cash flows decrease by approximately R$ 30,977 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

IFRIC 23—Uncertainty over income tax treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•	How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group will apply the interpretation from its effective date. Since the Group operates in a complex multinational tax environment, applying the Interpretation may affect its consolidated financial statements. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(xx) Earnings per share

The Company’s earnings per share amounts for the years ended December 31, 2018 and 2016 as disclosed in note 30, have been restated to correct an error in the weighted average number of shares used in the denominator for the years ended December 31, 2018 and 2016.

The error has no impact in the balance sheet, statement of changes in equity, net income and statements of cash flows

The previously issued and revised calculation related to earnings per share are presented below:

	(As previously presented) 2018	Adjustment	(Restated) 2018
Earnings per share in R$	0.2265	0.0074	0.2339

	(Original) 2016	Adjustment	(Restated) 2016
Earnings per share in R$	0.0973	0.0387	0.1360

4. Significant estimated and judgements

The preparation of the financial statements according to accounting policies described in Note 3 requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual results may differ from these estimates. In addition, this note also explains where there have been actual adjustments this year as a result of and error and of changes to previous estimates.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows:

(i) Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(ii) Impairment of financial assets

The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

(iii) Recognition of deferred tax asset for carried-forward tax losses

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

The Group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized. The losses can be carried forward indefinitely and have no expiry date.

(iv) Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

As of December 31, 2018, the Group did not identified evidence that could indicate that useful lives described in Note 3 (f) should be revised. Therefore, the Group concluded that no additional change on the straight-line depreciation method or estimates was deemed necessary.

(v) Impairment of non-financial assets, including goodwill

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(vi) Provision for contingent liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

5. Group structure

(i) Subsidiaries

The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2018	2017	2016
Directly controlled
XP Holding Investimentos S.A. (ii)	Brazil	Financial Holding	—	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial Holding	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Consulting finance services	99.70%	96.69%	96.69%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.73%	99.73%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance Broker	99.82%	99.81%	99.76%
XP Gestão de Recursos Ltda.	Brazil	Securities administration service	92.80%	91.65%	92.15%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investiment consulting service	99.99%	99.95%	99.95%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	99.99%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Securities administration services	99.52%	99.52%	99.52%
XDEX Intermediação Ltda. (iii)	Brazil	Intermediary and service agency	—	99.99%	—
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisors Inc	USA	Consulting finance services	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Vista Asset Management Ltda. (iv)	Brazil	Securities administration service	99.60%	—	—
XP Controle 4 Participações S.A. (v)	Brazil	Insurance holding	100.00%	—	—

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2018	2017	2016
Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
Clear Corretora de Títulos e Valores Mobiliários S.A. (ii)	Brazil	Broker-dealer	—	—	100.00%
XP Securities LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Broker-dealer	100.00%	99.90%	99.90%
Sartus Capital LTD	UK	Investment advisory	100.00%	100.00%	100.00%
XP Private (Europe) S.A. (vi)	UK	Asset management	100.00%	100.00%	—
XP Vida e Previdência S.A. (v)	Brazil	Private pension and insurance	100.00%	—	—

Consolidated investment funds
Oconnor III Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Pedras Secas Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	68.11%
Newbery Debêntures Incentivadas FIM Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Hamburg Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Patagônia Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	100.00%	100.00%	—
XP Noronha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	100.00%	—	—
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP (vi)	Brazil	Investment fund	100.00%	—	—
XP Short Brasil Alavancado Fundo de Investimento Multimercado Investimento no Exterior (vi) (vii)	Brazil	Investment fund	—	100.00%	—
XP Pacote Brasil Alavancado Fundo de Investimento Multimercado Investimento no Exterior (vi) (vii)	Brazil	Investment fund	—	100.00%	—

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2018	2017	2016
Caieiras I Fundo de Investimento Multimercado Crédito Privado (vii)	Brazil	Investment fund	—	—	100.00%
Frade Fundo de Investimento Multimercado Crédito Privado (vii)	Brazil	Investment fund	—	—	100.00%
XP Brasil Alavancado Fundo de Investimento Multimercado (vii)	Brazil	Investment fund	—	—	100.00%
XPA Hedge Fundo de Investimento Multimercado Crédito Privado Longo Prazo (vii)	Brazil	Investment fund	—	—	100.00%
Corveta Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vii)	Brazil	Investment fund	—	—	100.00%

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)	Subsidiaries legally merged into their respective immediate parent, with no impact on the consolidated financial statements.
(iii)	Relates to subsidiary incorporated in 2017 sold to Company’s controlling shareholders in 2018 at its early stages.
(iv)	Subsidiary acquired in 2018. See further details in Note 5 (b) below.
(v)	Subsidiaries incorporated in 2018 for operating in the private pension and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.
(vi)	New subsidiaries and investment funds incorporated in the year.

(vii) Investment funds closed during the year.

(ii) Business combinations

Acquisition of Rico Corretora de Títulos e Valores Mobiliários S.A.

On August 10th, 2017, following the approval of the Central Bank, the Group acquired Rico Corretora de Títulos e Valores Mobiliários S.A. (“Rico”) through the acquisition of its sole parent FLAFLU Participações S.A. (“FLAFLU”). With this transaction, the Group aimed to extend its operations in brokerage and securities distribution market to retail, through expanding the customer base and absorbing innovative technology in online market developed by Rico, in view of the complementary nature of positioning between the brands.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Details of the net assets acquired, the goodwill and the purchase consideration are as follows:

Fair value recognized on acquisition
Assets
Cash	96
Financial instruments (FVPL)	356,648
Financial instruments (FVOCI)	20,212
Accounts receivable	1,915
Other assets	11,582
Deferred tax assets	3,751
Property and equipment (Note 14 (a))	1,728
Intangible assets (Note 14 (b))	75,813

471,745
Liabilities
Social and statutory obligations	(560)
Tax and social security obligations	(12,651)
Securities trading and intermediation	(322,371)
Provisions and continget liabilities (Note 25)	(7,921)
Other liabilities	(5,217)

(348,720)

Total identifiable net assets at fair value	123,025
Goodwill arising on acquisition (Note 14 (b))	281,702

Purchase consideration transferred	404,727

Analysis of cash flows on acquisition
Consideration paid in cash	404,727
Net cash acquired with the subsidiary	(96)

Net of cash flow on acquisition (investing activities)	404,631

For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Customer list	50,077	Multi-period excess earning method	8 years
Trademark	19,304	Relief from royalty	10 years
Technology	2,028	Relief from royalty	3 years

The fair value of the consideration given was R$ 404,727. The goodwill is attributable to the workforce and the high profitability of the acquired business. It will be deductible for tax purposes. The fair value and gross contractual amount of trade accounts receivable was the same—R$ 1,915. There was no other contingent liability recognised on the acquisition for a pending lawsuit, apart from R$ 7,921 already provisioned, related to tax contingencies (Note 25).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Acquisition-related costs of R$ 690 are included in administrative expenses in profit or loss and in operating cash flows in the statement of cash flows.

From the acquisition date, Rico contributed revenues of R$ 53,942 and net profit of R$ 12,125 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2017. If the acquisition had occurred on January 1, 2017, consolidated pro-forma revenue and profit for the year ended December 31, 2017 would have been R$ 133,411 and R$ 29,919 respectively.

Acquisition of XP Vista

On January 5, 2018, the Group acquired 99.60% of shares of XP Vista Asset Management Ltda. (“XP Vista”), an asset management entity, through the acquisition of its controlling shareholder Marathon Investimentos e Participações S.A for a consideration of R$ 10,938, mostly comprised of cash in the amount of R$ 525. Goodwill in the amount of R$ 9,799, attributable to sinergies expected from the combined operations within the Group. Marathon was subsequently incorporated by the Group.

(iii) Corporate reorganization

During 2016, the Company, through a series of transactions with General Atlantic (GA), which previously held non-controlling interests of certain Group subsidiaries, conducted a corporate reorganization with the objective of simplifying the organization of the Group and eliminating non-controlling interests, by means of series of transactions, including exchange of shares and legal mergers. The GA non-controlling interest related principally to interests in the subsidiaries XP Holding Investimentos S.A. (“XPHI”) and XP Investimento Corretora de Câmbio, Títulos e Valores Mobilliários S.A. (“XP CCTVM”).

In conjunction with the corporate reorganization, subsidiaries XPHI and XP CCTVM issued new shares to GA, in the total amount of R$ 150,000, fully paid up in cash.

Subsequently, the Company issued new shares for a value of R$ 343,824 in exchange for the remaining non-controlling interests in XPHI and XP CCTVM held by GA. This transaction resulted in the increase of share capital and capital reserve by R$ 98,429 and R$ 245,395, respectively (see Note 23).

As part of the restructuring, the Company legally merged with a new holding entity, resulting in the creation of a deferred income tax asset of R$ 122,077 recorded in capital reserve in equity, relating to the previously generated tax-deductible goodwill at one of the impacted subsidiaries.

(iv) Subscription (redemptions of non-controlling interests)

In 2016, certain non-controlling interest subscribed for new quotes in a subsidiary investment fund, Pedras Secas Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior, in the total amount of R$ 43,000. During 2017, such shareholders redeemed those quotes receiving R$ 45,550 from the investment fund.

(v) Other transactions with non-controlling interests

In the course of its business, the Group admits individual partners to join the share capital of certain subsidiaries while others might decide to leave the subsidiaries resulting in gains or losses recorded directly to equity. For the year ended December 31, 2018, the Group recorded a gain of R$ 409 (2017—R$ 95 loss), while non-controlling interest decreased in the amount of R$ 788 (2017—R$ 1,983 decrease).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

6. Securities purchased under agreements to resell

	2018	2017
Available portfolio	488,809	420,958

Debentures (a)	—	522
National Treasury Notes (NTNs) (b)	65,136	390,429
Financial Treasury Bills (LFTs) (b)	38,015
National Treasury Bills (LTNs) (b)	385,658	30,007
Collateral held	6,081,800	514,021

National Treasury Bills (LTNs) (b)	4,911,635	—
National Treasury Notes (NTNs) (b)	1,170,165	514,021

Total	6,570,609	934,979

(a)	Refers to fixed-rate fixed-income and low-risk investments issued by financial institutions, backed by debentures.
(b)

Investments in purchase and sale commitments backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 6.43% p.a. (6.91% p.a. as of December 31, 2017).

As of December 31, 2018, the amount of R$ 488,809 (2017—R$ 420,958) is being presented as cash equivalents in the statements of cash flows. The remaining balance is pledged in guarantee of repurchase agreement transactions (Note 15).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

7. Securities

a)	Securities classified at fair value through profit and loss and at fair value through other comprehensive income are presented in the following table:

	2018		2017
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through profit and loss	6,262,735	6,290,971	3,771,210	3,779,664

Brazilian government bonds	3,826,902	3,853,534	2,075,380	2,079,583
Stocks issued by public-held company	1,127,074	1,127,044	614,409	625,003
Debentures	325,459	326,403	398,577	396,304
Investment funds	279,013	279,013	161,758	161,766
Certificate of real estate receivable	208,442	207,167	68,634	66,206
Bank deposit certificates (i)	172,451	171,725	294,891	294,856
Agribusiness receivables certificates	85,668	85,874	42,782	39,615
Financial credit bills	45,040	44,663	4,364	4,114
Structured transaction certificate	21,275	22,949	10,496	12,068
Real estate credit bill	3,697	4,883	7,650	7,880
Others (ii)	167,714	167,716	92,269	92,269
At fair value through other comprehensive income	688,731	695,778	—	—

National treasury bill	688,731	695,778	—	—

(i)	Bank deposit certificates include R$ 69,647 (2017 – R$ 261,317) is being presented as cash equivalents in the statements of cash flows.
(ii)	Mainly related to bonds issued and traded overseas.

b)	Securities evaluated at amortized cost are presented in the following table:

	2018		2017
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost
Bonds	155,292	155,292	—	—

c)	Securities on the financial liabilities classfied at fair value through profit or loss are presented in the following table:

	2018		2017
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial liabilities
At fair value through profit or loss
Securities loaned	1,259,579	1,259,579	712,666	712,666

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Below is presented the securities classified by maturity:

	Assets		Liabilities
	2018	2017	2018	2017
Financial assets
At fair value through PL and At OCI
Current	1,875,374	893,848	1,192,877	674,926

Non-stated maturity	1,425,401	789,700	—	—
Up to 3 months	192,208	54,048	1,184,972	670,453
From 3 to 12 months	257,765	50,100	7,905	4,473
Non-current	5,111,375	2,885,816	66,702	37,740

After one year	5,111,375	2,885,816	66,702	37,740

Evaluated at amortized cost
Current	155,292	—	—	—

From 3 to 12 months	155,292	—	—	—

Total	7,142,041	3,779,664	1,259,579	712,666

8. Derivative financial instruments

The Group uses the derivatives to manage its overall exposures of foreign exchange rates, interest rates and price of shares.

The fair value of derivative financial instruments, comprised of futures, forward, options, and swaps operations, is determined in accordance with the following criteria:

•	Swap—These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward—at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•

Futures—Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•

Options—option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Positions with derivative financial instruments as of December 31, 2018 and 2017 are shown below:

	2018
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional
Swaps	244,262	3,454,728	247,732	3,981,304
Forward contracts	573,963	809,202	17,170	19,142
Futures contracts	6,599	5,679,425	—	—
Options	867,207	78,746,383	726,497	82,579,675

Total	1,692,031	88,689,738	991,399	86,580,121

	2017
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional
Swaps	142,804	3,071,068	116,963	2,650,347
Forward contracts	151,121	773,382	40,195	1,108,200
Futures contracts	374	514,046	350	1,895,409
Options	265,177	8,510,197,217	166,852	6,256,444,652

Total	559,476	8,514,555,713	324,360	6,262,098,608

Below is the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	2018
	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Swap contracts	244,262	14	4,675	25,054	214,533
Forward contracts	573,963	34	363,863	210,100	—
Future contracts	6,599	1	4,613	1,986	—
Options	867,207	51	255,281	234,742	377,184

Total	1,692,031	100	628,432	471,882	591,717

Liabilities
Options	726,497	73	128,470	217,387	380,640
Forward contracts	17,170	2	16,972	25	173
Swap contracts	247,732	25	7,710	25,094	214,928

Total	991,399	100	153,152	242,506	595,741

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

	2017
	Fair value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Swap contracts	142,805	26	1,755	7,940	133,110
Forward contracts	151,122	27	121,175	13,796	16,151
Future contracts	374	—	374	—	—
Options	265,175	47	158,655	99,817	6,703

Total	559,476	100	281,959	121,553	155,964

Liability
Swap contracts	116,962	36	7,763	8,840	100,359
Forward contracts	40,195	12	22,857	29	17,309
Future contracts	351	—	351	—	—
Options	166,852	52	90,933	71,386	4,533

Total	324,360	100	121,904	80,255	122,201

Derivatives financial instruments by index:

	2018		2017
	Notional	Fair Value	Notional	Fair Value
Swap Contracts
Asset Position
Interest	3,454,728	244,262	3,071,068	142,804
Liability Position
Interest	3,981,304	(247,732)	2,649,120	(116,959)
Forward Contracts
Asset Position
Foreign exchange	239,478	4,239	640,186	17,521
Share	342,681	342,681	133,197	133,602
Interest	227,043	227,043	—	—
Liability Position
Foreign exchange	2,234	(262)	1,108,200	(40,195)
Shares	16,908	(16,908)	1,226	(4)
Future Contracts
Purchase commitments
Foreign exchange	5,679,425	6,599	162,111	40
Shares	—	—	342,876	334
Commodities	—	—	9,059	—
Commitments to sell
Foreign exchange	—	—	344,163	(37)
Shares	—	—	513,229	(313)
Commodities	—	—	1,038,018	—

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

	2018		2017
	Notional	Fair Value	Notional	Fair Value
Options
Purchase commitments
Foreign exchange	1,734,063	115,570	861,206	31,205
Share	5,500,627	365,631	8,509,335,928	232,905
Commodities	213	1,582	83	1,065
Interest	71,511,480	384,424	—	—
Commitments to sell
Foreign exchange	2,059,104	(171,918)	684,260	(17,739)
Shares	3,245,796	(172,748)	6,255,760,327	(148,287)
Commodities	130	(1,391)	65	(826)
Interest	77,274,645	(380,440)	—	—
Assets		1,692,031		559,476
Liabilities		(991,399)		(324,360)

Net		700,632		235,116

9. Hedge accounting

In the year ended December 31, 2018 and 2017, the objective for the Group was to hedge the risk generated by the USD variation from the investments in USA, XP Holding International and XP Advisors Inc.

The Group contract Non Deliverable Forward (“NDF”) operations to protect changes of future cash flows, exchange rate variation of net investments in foreign operations.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness (i)
Strategies	Assets	Liabilities
2018
Foreign exchange risk
Hedge of net investment in foreign operations	147,179	—	18,645	225,901	(17,495)

Total	147,179	—	18,645	225,901	(17,495)

2017
Foreign exchange risk
Hedge of net investment in foreign operations	100,323	—	2,034	145,552	(2,386)

Total	100,323	—	2,034	145,552	(2,386)

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness (i)
Strategies	Assets	Liabilities
2016
Foreign exchange risk
Hedge of net investment in foreign operations	56,484		(4,433)	74,959	5,291

Total	56,484		(4,433)	74,959	5,291

There was no ineffectiveness during 2018, 2017 and 2016 in relation to the foreign net investment hedge.

10. Accounts receivable

	2018	2017
Customers (a)	203,604	120,860
Dividends and interest receivable on equity capital—Funds	18,852	10,385
Other	181	489
(-) Expected losses on accounts receivable	(3,437)	(1,906)

Total	219,200	129,828

(a)

Refers to receivables from management fee arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2018 and 2017.

11. Other financial assets

	2018	2017
Receivables from IFAs	11,161	13,399
Loan agreements (i)	47,112	12,396
Foreign exchange portfolio	3,694	3,034
Others	3,239	1,422
(-) Expected losses on other financial assets	(4,783)	(2,441)

Total	60,423	27,810

Current	3,824	5,340
Non-current	56,599	22,470

(i)	These are mostly related to loans granted to FIAs for their development under the Group’s strategy. Loans are full recourse and bearing interests.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

12. Recoverable taxes

	2018	2017
Prepayments of income taxes (IRPJ and CSLL)	182,021	41,028
Contributions over revenue (PIS and COFINS)	533	485
Taxes on services (ISS)	698	299
Value added taxes (VAT)	98	203
Contributions for social security (INSS)	—	30

Total	183,350	42,045

Current	183,350	42,045
Non-current	—	—

13. Prepaid expenses

	2018	2017
Incentives for business acceleration program (a)	22,125	33,903
Marketing expenses	41,276	6,105
Commissions and premiums paid in advance	21,431	16,273
Services paid in advance	5,180	4,928
Other expenses paid in advance	6,711	4,134

Total	96,723	65,343

Current	56,302	29,280
Non-current	40,421	36,063

(a) Business Acceleration Program (“PAN”)

Starting in the first half of 2014, the subsidiary XP CCTVM implemented an incentive campaign to attract new customers called Business Acceleration Program (“PAN”) through its network of IFAs, offering an advance on compensation with the main objective of increasing client acquisition and net inflows and consequently the increase in revenue that will be generated over time by such investments. This campaign establishes the payment of a financial incentive to activate new accounts. These amounts are characterized as part of the compensation for the IFAs and, therefore, are classified as prepaid expenses and, according to a technical study, are being appropriated to the income statement, linearly, over four years.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

14. Property, equipment and intangible assets

(a) Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Total
Balance as of January 1, 2016	5,834	6,626	533	5,925	—	18,918
Additions	7,171	1,891	—	5,644	4,470	19,176
Write-offs	(409)	(170)	—	(118)	(1,043)	(1,740)
Transfers	232	1,581	—	553	(2,366)	—
Depreciations in the year	(3,149)	(1,251)	(74)	(3,215)	—	(7,689)

Balance as of December 1, 2016	9,679	8,677	459	8,789	1,061	28,665

Cost	23,974	15,180	734	10,875	1,061	51,824
Accumulated depreciation	(14,295)	(6,503)	(275)	(2,086)	—	(23,159)
Balance as of January 1, 2017	9,679	8,677	459	8,789	1,061	28,665
Additions	6,308	6,309	5,650	9,915	2,187	30,369
Business combination (Note 5 (b))	804	412	34	478		1,728
Write-offs	(149)	(1,690)	(9)	(2,503)	—	(4,351)
Transfers	709	2,181	—	358	(3,248)	—
Depreciations in the year	(3,608)	(2,628)	(1,227)	(1,875)	—	(9,338)

Balance as of December 31, 2017	13,743	13,261	4,907	15,162	—	47,073

Cost	27,400	19,124	6,403	19,281	—	72,208
Accumulated depreciation	(13,657)	(5,863)	(1,496)	(4,119)	—	(25,135)
Balance as of January 1, 2018	13,743	13,261	4,907	15,162	—	47,073
Additions	22,319	10,448	376	9,930	40,076	83,149
Write-offs	(40)	(924)	(30)	(5,078)	(553)	(6,625)
Transfers	31	2,109	192	37,191	(39,523)	—
Depreciation in the year	(7,282)	(3,253)	(2,892)	(11,043)	—	(24,470)

Balance as of December 31, 2018	28,771	21,641	2,553	46,162	—	99,127

Cost	48,023	29,613	6,388	47,843	—	131,867
Accumulated depreciation	(19,252)	(7,972)	(3,835)	(1,681)	—	(32,740)

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Intangible assets

	Software	Goodwill	Costumer list	Trademarks	Other intangible assets	Total
Balance as of January 1, 2016	9,803	90,999	21,995	1,893	2,537	127,227
Additions	10,360	—	—	—	2,099	12,459
Write-offs	(1,031)	—	—	—	—	(1,031)
Amortization in the year	(2,261)	—	(12,816)	(94)	(214)	(15,385)

Balance as of December 31, 2016	16,871	90,999	9,179	1,799	4,422	123,270

Cost	18,660	90,999	21,994	1,893	6,793	140,339
Accumulated amortization	(1,789)	—	(12,815)	(94)	(2,371)	(17,069)
Balance as of January 1, 2017	16,871	90,999	9,179	1,799	4,422	123,270
Additions	12,243	—	—	33	8,351	20,627
Business combination (Note 5 (b))	4,404	281,702	50,077	19,304	2,028	357,515
Write-offs	(140)	—	—	—	—	(140)
Transfers	(799)	—	—	—	799	—
Amortization in the year	(6,879)	—	(9,286)	(898)	(1,002)	(18,065)

Balance as of December 31, 2017	25,700	372,701	49,970	20,238	14,598	483,207

Cost	35,489	372,701	72,072	21,230	18,753	520,245
Accumulated Amortization	(9,789)	—	(22,102)	(992)	(4,155)	(37,038)
Balance as of January 1, 2018	25,700	372,701	49,970	20,238	14,598	483,207
Additions	27,828	—	—	1,009	24,680	53,517
Business combination	—	9,799	—	—	—	9,799
Write-offs	(15)	—	—	—	(13,275)	(13,290)
Amortization in the year	(14,742)	—	(8,426)	(2,024)	(3,126)	(28,318)

Balance as of December 31, 2018	38,771	382,500	41,544	19,223	22,877	504,915

Cost	56,127	382,500	72,072	22,239	31,308	564,246
Accumulated amortization	(17,356)	—	(30,528)	(3,016)	(8,431)	(59,331)

(c) Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the years ended December 31, 2018 and 2017, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

The Group performed its annual impairment test as of December 31, 2018 and 2017 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determining values
Sales	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development.
Budgeted gross margin	Based on past performance and management’s expectations for the future.
Other operating costs	Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the five-year forecast period.
Annual capital expenditure	Expected cash costs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value-in-use model as a result of this expenditure.
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 13.57% and net revenue

15. Securities sold under repurchase agreements

	2018	2017
National Treasury Notes (NTNs)	1,153,547	514,018
National Treasury Bills (LTNs)	5,142,881	—
Financial Treasury Bills (LFTs)	344,266	—

Total	6,640,694	514,018

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2018, securities sold under repurchase agreements were agreed with average interest rates of 6.40% p.a. (2017—6.90% p.a.), with assets pledged as collateral (Note 6).

16. Borrowings

	Interest rate %	Maturity	2018	2017
Bank borrowings—foreign (a)	Libor + 3.45%	May 2022	—	631,797
Bank borrowings—domestic (b)	113% of CDI	March 2021	94,921	133,619

Related parties			94,921	765,416
Bank borrowings—domestic (c)	111% of CDI	July 2019	44,352	101,608
Financial institution (d)	CDI + 0.774%	April 2023	330,336	—

Third parties			374,688	101,608

Total			469,609	867,024

Current			114,489	130,340
Non-current			355,120	736,684

(*)	Brazilian Interbank Offering Rate (CDI)
(a)

Loan agreement with Itaú Unibanco—Nassau Branch with maturity on May 11, 2022. The agreement established mandatory prepayment in case Itaú Unibanco (or any of its affiliates) becoming a shareholder of XP Investimentos, with at least 5% of interest in the share capital of the Company. The Company entered into a cross-currency interest rate swap in order to mitigate the foreign exchange exposure related to a loan denominated in USD. The swap agreements are comprised of (a) derivative financial instruments assets to swap the foreign exchange exposure (USD to R$) plus a fixed rate of 4.6054% per year and (b) derivative financial instruments liabilities for the interest rate swap (100% of CDI plus a fixed rate of 2.25% per year). Given the acquisition of shares of the Company by Itaú Unibanco (Note 1), on August 31, 2018 the loan was fully prepaid.

(b)	Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.
(c)	Loan agreement with Banco JP Morgan S.A., hired in connection with the acquisition of Rico, payable in seven quarterly installments
(d)	Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 33).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

17. Debentures

On September 28, 2018, the Company issued Debentures, non-convertible into shares, in the amount of R$ 400,000, with the objective of funding the Group’s working capital and treasury investments. As of December 31, 2018, the total balance is comprised of the following issuances:

Issuance	Quantity (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance		Unit value at year-end		Book value
1st	400.000	108% CDI	9/28/2018	9/28/2020	R$	1,000.00	R$	1,016.35	406,538

2018
Principal	400,000
Interest	6,538

Total	406,538

Current	—
Non-current	406,538

The principal amount and accrued interest payables are due on the maturity date. There were no amounts paid in 2018.

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 33).

18. Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2018	2017
Cash and settlement records	164,322	1,257
Debtors pending settlement	731,611	660,234
Other	2,379	10,351

Total Assets	898,312	671,842

Cash and settlement records	90,056	218,954
Creditors pending settlement	5,216,572	2,891,583

Total Liabilities	5,306,628	3,110,537

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

19. Social and Statutory obligations

Social and Statutory obligations is mainly composed from the Group sharing program for its employees which does not extend to the Executive Board. As of December 31, 2018, the balance of unrealized gains on the balance sheet under the “Social and statutory obligations” line item is R$ 251,690 (R$ 295,437 as of December 31, 2017).

	2018	2017
Dividends payable to owners of the parent (Note 23)	—	125,000
Dividends payable to non-controlling interest	27,137	18,139
Employee profit-sharing (a)	173,202	111,542
Salaries and other benefits payable	51,351	40,756

Total	251,690	295,437

(a)

The Group has a bonus scheme for its employees based on profit sharing program as agreed under collective bargaining, which does not extend to the Executive Board. The bonus is calculated at each half of the year and payments made in the February and August.

20. Tax and social security obligations

	2018	2017
Income Tax (IRPJ and CSLL)	69,001	31,196
Contributions over revenue (PIS and COFINS)	16,368	9,056
Taxes on services (ISS)	9,399	7,921
Contributions for Social Security (INSS)	3,368	8,252
Others	4,985	4,428

Total	103,121	60,853

Current	103,121	60,853
Non-current	—	—

21. Other liabilities

	2018	2017
Technical reserves for private pension (a)	16,059	—
Rent payable (b)	14,624	—
Acquisition of goods and rights	636	1,749
Other	889	2,148

Total	32,208	3,897

Current	32,208	3,897
Non-current	—	—

(a)

Mainly related to mathematical provisions for benefits to be granted (PMBaC) for the coverage of commitments assumed by the subsidiary XP Vida e Previdência to the participants, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The technical provisions of private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation in Brazil.

(b)	Mainly related to grace period for the first year of Group’s main office rental, appropriated to profit and loss on a straight-line basis over the period of 10 years.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Operating lease commitments as lessee

The Group leases its main offices and certain equipments under non-cancelable operating lease agreements. The lease terms varies from one to ten years, and the majority of the lease agreements is renewable at the end of the lease period at market rates. The aggregate minimum lease payments under non-cancelable operating leases are as follows:

	2018	2017
Less than 1 year	32,597	13,148
More than one year and no later than 5 years	121,776	42,961
More than 5 years	54,945	6,623

Total	209,318	62,732

The Group also leases other offices and equipment under cancelable operating lease agreements. The Group is required to give prior notice for the termination of these agreements. The lease expenditure charged to the statement of income during the year is disclosed in Note 28.

22. Income tax

(a) Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2018	2017	2018	2017	2016
Tax losses carryforwards	55,358	17,584	37,774	17,584	—
Goodwill on business combinations (i)	59,993	116,782	(56,789)	(51,327)	91,457
Provisions for IFAs’ commissions	31,031	26,287	4,744	26,156	(1,220)
Revaluations of financial assets at fair value	1,397	3,824	(2,427)	4,030	(866)
Expected credit losses	3,079	5,424	(2,345)	4,329	792
Financial instruments taxed on redemption	(13,041)	(6,811)	(6,230)	(6,811)	—
Net gain on hedge instruments	(1,441)	49,982	(51,423)	49,382	600
Other provisions	4,024	6,596	(2,572)	5,251	323

Total	140,400	219,668	(79,268)	48,594	91,086

Deferred tax assets	152,425	226,479
Deferred tax liabilities	(12,025)	(6,811)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

The changes in the net deferred tax were recognized as follows:

	2018	2017	2016
At January 1	219,668	171,074	79,988
Foreign exchange variations	(9,259)	(1,155)	5,888
Business combination (Note 5 (b))	—	3,751	—
Charges to statement of income	(76,455)	45,325	(34,274)
Tax relating to components of other comprehensive income	6,446	673	(2,605)
Tax charged directly to equity (Note 23)	—	—	122,077

At December 31	140,400	219,668	171,074

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 12,025 (2017—R$ 5,655) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

(b) Income tax expense reconciliation

The tax on the Group’s pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31:

	2018	2017	2016
Income before taxes	640,728	575,507	373,916
Combined tax rate in Brazil	34.00%	34.00%	34.00%

Tax expense at the combined rate	217,848	195,672	127,131
Income from entities not subject to taxation	(3,647)	(5,101)	1,619
Effects from entities taxed at different rates	16,444	9,078	27,093
Effects from entities taxed at different method (a)	(18,183)	(25,971)	(25,641)
Intercompany transactions with different taxation	(38,255)	(30,264)	(9,256)
Tax incentives	(1,408)	(265)	(1,817)
Non-deductible expenses	(689)	175	3,877
Others	3,288	8,642	7,145

Total	175,398	151,966	130,151

Effective tax rate	27.20%	26.38%	34.81%
Current	98,943	197,291	95,877
Deferred	76,455	(45,325)	34,274

Total expense	175,398	151,966	130,151

(a)

Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

be due based on the statutory rate applied to the taxable profit of the subsidiaries. During 2017, certain subsidiaries exceeded the applicable threshold and started using the APM method in 2018.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax
Foreign exchange variation of investees located abroad	(4,433)	—	(4,433)
Gains (losses) on net investment hedge	7,977	(2,686)	5,291
Changes in the fair value of financial assets at fair value	(240)	81	(159)

As of December 31, 2016	3,304	(2,605)	699

Foreign exchange variation of investees located abroad	2,034	—	2,034
Gains (losses) on net investment hedge	(3,124)	738	(2,386)
Changes in the fair value of financial assets at fair value	275	(65)	210

As of December 31, 2017	(815)	673	(142)

Foreign exchange variation of investees located abroad	18,645	—	18,645
Gains (losses) on net investment hedge	(26,508)	9,013	(17,495)
Changes in the fair value of financial assets at fair value	6,727	(2,567)	4,160

As of December 31, 2018	(1,136)	6,446	5,310

23.	Equity

(a) Subscribed and paid-in capital and capital reserve

As of December 31, 2018, the fully subscribed and paid-in share capital of the Company was R$ 927,916 (2017—R$ 254,622) divided into 2,036,988,542 shares (2017—1,939,674,072 shares) with no par value, represented by 1,020,531,260 common shares (2017—1,104,000,052 common shares) and 1,016,457,282 preferred shares (2017—835,674,020 preferred shares).

According to the Articles of Incorporation, the Company has two classes of share: (i) common shares, entitled to one vote per share on all matters to be voted on shareholders’ general meetings, including the election of directors; and (ii) preferred shares, not entitled to votes on shareholders’ general meetings but with priority in reimbursement of the paid capital, with no premium, in case of liquidation of the Company. Both classes are entitled to dividends equally shared and proportionally to the interest of each shareholder.

On March 3, 2017, the Company’s shareholders approved a share split ratio of 42:1 (forty two for one). As a result, the share capital previously represented by 30,953,491 common shares and 15,229,225 preferred shares were split into 1,300,046,622 common shares and 639,627,450 preferred shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Below is a summary of the issuances and conversions of shares during 2018, 2017 and 2016, after giving effect to the share split mentioned before:

	Common Shares	Preferred Shares	Total Shares	Share Capital	Capital reserve
As of January 1, 2016	1,069,615,218	—	1,069,615,218	85,810	168,018
Issued for cash	43,075,872	—	43,075,872	70,383	—
Corporate reorganizations	187,355,532	639,627,450	826,982,982	98,429	367,472

As of December 31, 2016	1,300,046,622	639,627,450	1,939,674,072	254,622	535,490
Common shares converted to preferred	(196,046,598)	196,046,598	—	—	—
Preferred shares converted to common	28	(28)	—	—	—

As of December 31, 2017	1,104,000,052	835,674,020	1,939,674,072	254,622	535,490
Issued for cash	—	97,314,470	97,314,470	673,294	—
Corporate reorganizations	—	—	—	—	525
Common shares converted to preferred	(83,468,792)	83,468,792	—	—	—

As of December 31, 2018	1,020,531,260	1,016,457,282	2,036,988,542	927,916	536,015

During 2016, the Company received capital contributions in the amount of R$ 70,383, upon the issuance of 1,025,616 new common shares (or 43,075,872 common shares after split) with no par value and fully paid.

Also in 2016, as part of corporate reorganization mentioned in Note 5 (iii), the Company issued 4,460,846 new common shares (or 187,355,532 common shares after split) and 15,229,225 new preferred shares (or 639,627,450 preferred shares after split) with no par value, in exchange of remaining shares in its subsidiaries XP CCTVM and XP Holding Investimentos, then held by non-controlling interest, for the total amount of R$ 343,824, represented by an increase of R$ 98,429 in Share Capital and R$ 245,395 allocated to Capital reserves.

This corporate reorganization, including reverse legal mergers of acquired entities, resulted in deferred income tax assets in the amount R$ 122,077 which was allocated to Capital reserves. The deferred tax asset was registered due to the difference between tax and accounting treatments (Note 5 (iii)).

In March 2017, along with the share split, shareholders also approved the conversion of 196,046,598 common shares of the Company into preferred shares, and the conversion of 28 preferred shares into common shares, with no contributions or changes in the share capital.

On August 9, 2018, shareholders also approved the conversion of 83,468,792 common shares of the Company into preferred shares, with no contributions or changes in the share capital.

On August 31, 2018, the Company received capital contributions in the amount of R$ 673,294, upon the issuance of 97,314,470 new preferred shares for the unit price of R$ 6,9187 and fully paid.

The capital reserve includes differences between the subscription price that the shareholders paid for the shares and their par value and other capital transactions as a result of corporate reorganizations. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Statutory reserves

The legal reserve is credited annually with 5% of the net income for the year and cannot exceed 20% of capital. The purpose of the legal reserve is to protect capital, and it can only be used to offset losses and increase capital.

The statutory reserve refers to the remaining balance of retained earnings, which is earmarked to fund projected business growth, as established in the Group’s investment plan, according to the capital budget approved and proposed by management and submitted for approval at the Annual General Meeting of Shareholders. This reserve may not exceed the share capital.

(c) Dividends distribution

The proposal and payment of dividends recorded in the Company’s financial statements, subject to the approval of the shareholders in General Meetings, is detailed below:

	2018	2017	2016
Net income	465,330	423,541	243,765
Adjustments:
(-) Legal reserve	(23,072)	(20,694)	(9,434)

Dividend calculation basis	442,258	402,847	234,331
Mandatory minimum dividend – 25%	110,565	100,712	58,583
Additional proposed dividends payable	89,435	214,286	85,982

Total dividends	200,000	314,998	144,565

At January 1	125,000	—	29,800
Amount recognized in the year	200,000	314,998	144,565
Dividends paid in the year	(325,000)	(189,998)	(174,365)

At December 31	—	125,000	—

In 2017, shareholders’ decided in general meeting for distribution of dividends in total of R$ 314,998, of which R$ 37,437 to be distributed from revenue reserve.

(d) Carrying value adjustments

Increases or decreases in value attributed to assets and liabilities are classified as equity valuation adjustments, while not being computed in the income for the year in accordance with the accrual basis as a result of their valuation at fair value.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Below are presented the changes in carrying value segregated between Other Comprehensive Income and transactions with non-controlling interest:

	Other comprehensive income	Transactions with non-controlling interests	Total
At January 1, 2016	64,712	69,843	134,555
Carrying value adjustments	1,157	67,971	69,128

At December 31, 2016	65,869	137,814	203,683
Carrying value adjustments	(142)	(95)	(237)

At December 31, 2017	65,727	137,719	203,446
Carrying value adjustments	5,310	409	5,719

At December 31, 2018	71,037	138,128	209,165

Below are presented the changes in Carrying value adjustments by nature:

	2018	2017	2016
At January 1	203,446	203,683	134,555
Cumulative translation adjustments	28,044		1,157
Net investment hedge	(26,508)	—	—
MTM	6,728	—	—
Deferred taxes	(2,567)	—	—
Corporate reorganization (Note 5 (iii))	—	—	67,971
Others	22	(237)	—

At December 31	209,165	203,446	203,683

24. Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

(a) Key-person management compensation

Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

Short-term employee benefits	2018	2017	2016
Fixed compensation	3,329	2,708	2,925
Variable compensation	30,316	18,316	25,217
Total	33,645	21,024	28,142

The executive statutory directors of XP Investimentos control XP Controle Participações S.A.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Transactions with related parties

The main transactions carried with related parties and year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2018	2017	2018	2017	2016
Shareholders with significant influence (i)	(451,481)	—	(40,585)	—	—

Securities	69,647	—	147,258	—	—
Securities sold under repurchase agreements	(426,207)	—	(3,586)	—	—
Borrowings	(94,921)	—	(184,257)	—	—

(i)

These transaction are related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party. Therefore, transactions and balances with Itaú Unibanco in prior year are not being reported as transactions with related parties.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

25.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the normal course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	2018	2017
Tax contingencies	9,392	8,923
Civil contingencies	5,610	969
Labor contingencies	2,472	1,951

Total provision	17,474	11,843

Judicial deposits (a)	14,850	10,302

(a)

There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets, and referred above for information.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Changes in the provision during the year

	2018	2017	2016
Balance at January 1	11,843	5,334	4,477
Monetary correction	1,667	2,226	1,178
Provision	7,897	3,531	1,222
Business combination (Note 5 (b))	—	7,921	—
Payments	(3,933)	(7,169)	(1,543)

Balance at December 31	17,474	11,843	5,334

Nature of claims

a) Tax

As of December 31, 2018, the Group has claims classified as probable risk of loss in the amount of R$ 9,392 (R$ 8,923 in December 31, 2017), mainly related to contingency from business combination, as described in Note 5 (b), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes, and other companies have recently obtained significant success in applying this concept for PIS and COFINS taxes. These lawsuits are supported by court deposits in its entirety.

b) Civil

The majority of the civil claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to : (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2018, there were 18 civil claims for which the likelihood of loss has been classified as probable, in the amount of R$ 5,610 (R$ 969 as of December 31, 2017). Throughout fiscal year 2018, the amount of R$ 4,500 was deposited in court.

c) Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2018, the Company and its subsidiaries are the defendants in approximately 8 cases involving labor matters for which the likelihood of loss has been rated as probable, in the amount of R$ 2,472 (R$ 1,951 as of December 31, 2017).

Contingent liabilities—probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 89,323 (R$ 116,780 at December 31, 2017).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

Below is summarized these claims by nature:

Possible claims	2018	2017
Tax (i)	19,971	18,765
Civil (ii)	64,820	79,195
Labor	4,532	18,820

Total	89,323	116,780

(i)

In 2014, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments, allegedly in violation of Brazilian Law 10.101/00. Currently, the case at administrative level in assessment by the Administrative Council of Tax Appeals (“CARF”), awaiting the decision on the Group’s appeal. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)

The Group is defendant in 118 civil claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

26. Total revenue and income

a) Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Contracts that result in revenue recognized over the time are not relevant. Disaggregation of revenue by major service lines are as follows:

	2018	2017	2016
Major service lines
Brokerage commission	861,068	639,615	428,452
Securities placement	631,949	401,402	123,115
Management fees	527,644	221,936	95,576
Insurance brokerage fee	56,713	29,167	18,164
Educational services	42,653	18,682	10,487
Other services	160,409	111,647	88,172

	2,280,436	1,422,449	763,966
(-) Sales taxes and contributions on revenue (i)	(225,887)	(138,833)	(74,089)

	2,054,549	1,283,616	689,877

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

b) Net income from financial instruments

	2018	2017	2016
Net Income of financial instruments at fair value through profit or loss	821,617	562,895	539,766
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	114,442	79,380	43,336
(-) Taxes and contributions on financial income	(32,155)	(19,241)	(21,172)

	903,904	623,034	561,930

c) Breakdown of total revenue and income and selected assets derived from external customers by geographic location

	2018	2017	2016
Brazil	2,716,459	1,751,419	1,152,337
United States	204,207	131,198	98,802
Europe	37,787	24,033	668

Total Revenue and Income	2,958,453	1,906,650	1,251,807

	2018	2017
Brazil	881,434	634,260
United States	31,829	8,982
Europe	7,556	9,562

Selected assets (i)	920,819	652,804

(i)	Selected assets are Total assets of the Company , less: financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

27. Operating costs

	2018	2017	2016
Commission costs	750,103	455,241	302,391
Operating losses and provisions	9,989	7,148	9,772
Other costs	181,154	117,491	63,925

Clearing house fees	83,359	64,677	22,453
Third parties’ services	53,123	28,952	9,284
Brokerage transfer	13,538	6,743	10,054
Other	31,134	17,119	22,134

Total	941,246	579,880	376,088

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

28. Operating expenses by nature

	2018	2017	2016
Selling expenses	96,075	32,881	24,484

Advertising and publicity	96,075	32,881	24,484
Administrative expenses	1,176,805	649,585	470,853
Personnel expenses	712,060	428,772	324,735

Compensation	221,746	134,535	97,880
Employee profit-sharing and bonus	356,938	217,982	164,717
Executives profit-sharing	50,656	28,802	28,873
Benefits	35,922	16,697	12,236
Social charges	45,115	28,836	19,686
Other	1,683	1,920	1,343
Other taxes expenses	43,945	20,749	7,197
Depreciation and amortization expenses	52,788	27,403	23,076
Other administrative expenses	368,012	172,661	115,845

Data processing	130,678	71,861	48,288
Technical services	76,476	26,985	16,389
Third parties’ services	63,333	19,006	10,413
Rent expenses	41,950	16,492	11,976
Communication	11,457	11,276	9,088
Travel	13,804	9,791	6,858
Legal and judicial	9,023	2,638	3,550
Other	21,291	14,612	9,283

Total	1,272,880	682,466	495,337

29. Other operating expenses, net

	2018	2017	2016
Other operating income	20,682	23,764	5,594

Recovery of charges and expenses	6,873	3,165	3,436
Reserval of operating provisions	2,641	2,684	1,116
Revenue from incentives from Tesouro Direto	9,931	4,226	—
Other	1,237	13,689	1,042
Other operating expenses	(51,971)	(31,468)	(12,060)

Legal proceedings and agreement with customers (a)	(16,385)	(18,370)	(388)
Tax incentive expenses	(2,015)	(2,980)	(2,638)
Losses on write-off and disposal of assets	(11,064)	(1,503)	(1,355)
Fines and penalties	(7,446)	(2,755)	(718)
Associations and regulatory fees	(3,059)	(2,073)	(634)
Charity	(5,938)	(50)	(59)
Other	(6,064)	(3,737)	(6,268)

Total	(31,289)	(7,704)	(6,466)

(a)

Mainly related to reimbursements to customers due losses they had from their relationship with a former IFA associated to the subsidiary XP CCTVM. A part of these reimbursements has been charged back to IFA’s office, included in Other financial assets, under Receivables from IFAs (Note 11).

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

30. Earnings per share (basic and diluted)

The following table reflects the net income and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	2018	2017	2016
Net income attributable to owners of the Parent	461,440	413,874	188,675
Weighted average number of common and preferred shares (Thousand units) (restated)	1,972,468	1,939,674	1,387,602

Basic and diluted earnings per share (*)—R$ (restated)	0.2339	0.2134	0.1360

(*)	The basic and diluted earnings per common share are in effect with the share split described in Note 23, occurred on March 3, 2017 to allow comparability between years.

Diluted earnings per share equals to basic earnings per share, since the Group has no dilutive instruments.

31. Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities. As of December 31, 2018, 2017 and 2016 there were no financial instruments classified as level 3.

Fair values have been assessed for purposes of measurement based on the methods below.

(a) Cash and cash equivalents, Securities purchased under agreements to resell and Securities sold under repurchase agreements

The fair value of cash and cash equivalents, securities purchased under agreements to resell and securities sold under repurchase agreements is very close to the carrying amount.

(b) Financial assets (other than derivatives)

The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market quotation, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(c) Derivative financial instruments

Criteria and methodologies for calculating the fair value of derivative financial instruments are described in Note 8.

(d) Other financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

Financial instruments not measured at fair value (securities trading and intermediation, accounts receivable and accounts payables) were not disclosed as their carrying amounts are reasonably close to their fair values.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

			2018
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	5,259,591	1,031,380	6,290,971	6,290,971
Derivative financial instruments	6,599	1,685,432	1,692,031	1,692,031
Fair value through other comprehensive income
Securities	695,778	—	695,778	695,778
Evaluated at amortized cost
Securities	—	—	153,709	155,292
Securities purchased under agreements to resell	—	—	6,568,246	6,570,609
Securities trading and intermediation	—	—	898,312	898,312
Accounts receivable	—	—	219,200	219,200
Other financial assets	—	—	60,423	60,423
Financial liabilities
Fair value through profit or loss
Securities loaned	1,259,579	—	1,259,579	1,259,579
Derivative financial instruments	—	991,399	991,399	991,399
Evaluated at amortized cost
Securities sold under repurchase agreements	—	—	6,792,316	6,640,694
Securities trading and intermediation	—	—	5,306,628	5,306,628
Borrowings	—	—	459,487	469,609
Debentures	—	—	406,540	406,538
Accounts payables	—	—	134,579	134,579
Other financial liabilities	—	—	7,011	7,011

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

			2017
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	2,869,281	910,383	3,779,664	3,779,664
Derivative financial instruments	—	559,476	559,476	559,476
Evaluated at amortized cost
Securities	—	—	—	—
Securities purchased under agreements to resell	—	—	900,616	934,979
Securities trading and intermediation	—	—	671,842	671,842
Accounts receivable	—	—	129,828	129,828
Other financial assets	—	—	27,810	27,810
Financial liabilities
Fair value through profit or loss
Securities loaned	712,666	—	712,666	712,666
Derivative financial instruments	—	324,360	324,360	324,360
Evaluated at amortized cost
Securities sold under repurchase agreements	—	—	513,882	514,018
Securities trading and intermediation	—	—	3,110,537	3,110,537
Borrowings	—	—	867,024	867,024
Accounts payables	—	—	71,579	71,579
Other financial liabilities	—	—	5,353	5,353

32. Management of financial risks and financial instruments

(a) Overview

The Group is exposed to the following risks:

(i)	Credit risk;

(ii)	Liquidity risk;

(iii)	Market risk;

•	Currency risk;

•	Interest rate risk;

•	Price risk.

(iv)	Operating risk.

(b) Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

(c) Credit risk

Credit risk is the risk of suffering financial loss related to non-compliance by any of the Group’ customers, clients and market counterparties, devaluation of the agreement due to the deterioration in the risk rating of the borrower, reduction of gains or remuneration, advantages granted in renegotiation and recovery costs, among others.

The definition of credit risk includes, among other things:

•	Counterparty risk: This is the possibility of non-compliance with obligations related to the settlement of transactions with financial assets, including derivative financial instruments.

•

Country risk: This is the possibility of losses related to non-compliance with financial obligations by borrowers located outside the country, due to actions taken by the government of the country in which they reside.

•	The possibility of disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature.

•	The possibility of losses associated with non-compliance with financial obligations, under the agreed terms, by an intermediary or signatory to loan operations.

The management of the credit risk is responsibility of the Company’s risk department, to ensure compliance with its policy and that the established operating limits are complied with.

The Group establishes its credit policy based on the internal scenario, such as composition of portfolio according to security, issuer, rating, economic activity and duration of the portfolio and in the external scenario as interest rates, inflation, among others.

The credit analysis department is also actively involved in this process and is responsible for assessing credit risk of issues and issuers with which the Group maintain or intend to maintain credit relations, or intends to recommend credit risk positions to customers. It is also incumbent upon credit analysis department to recommend limiting the credit risk positions of customers.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

The Group uses National Scale Notes from International Emission Risk Agencies that compose its portfolio to subdivide the portfolio into High, Medium and Low Risk, based on an internal rating scale.

Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2018 and 2017, such assets were substantially represented by Securities purchased under agreements to resell of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2018	2017
Financial assets
Securities purchased under agreements to resell	6,570,609	934,979
Securities	7,142,041	3,779,664
Public securities	4,704,604	2,082,514
Private securities	2,437,437	1,697,150
Derivative financial instruments	1,692,031	559,476
Securities trading and intermediation	898,312	671,842
Accounts receivable	219,200	129,828
Other financial assets	60,423	27,810
Total	16,582,616	6,103,599

(d) Liquidity risk

Liquidity risk management implies maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. The Group has a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by Management. This policy establishes actions to be taken in cases of liquidity contingency, and these should be sufficient to generate the reframing of the cash within required minimum liquidity limits.

The structure and management of risks are the responsibility of the risk department, which is subordinate to the Executive Board, thus avoiding any conflict of interest with departments requiring liquidity. Control of Liquidity Risk is based on the forecast of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods.

The stressed scenario considers delays in private credit assets and the extent to which possible stress would affect the Group’s liquidity conditions.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(d1) Maturities of financial liabilities

The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities:

	2018
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities loaned	770,270	478,741	10,568	—	—	1,259,579
Derivative financial instruments	152,971	182	242,506	560,798	34,942	991,399
Securities sold under repurchase agreements	68,738	5,439,405	1,132,551	—	—	6,640,694
Securities trading and intermediation	5,306,628	—	—	—	—	5,306,628
Borrowings	19,032	22,752	72,705	355,120	—	469,609
Debentures	—	—	—	406,538	—	406,538
Accounts payables	134,579	—	—	—	—	134,579
Other financial liabilities	7,011	—	—	—	—	7,011

Total	6,459,229	5,941,080	1,458,330	1,322,456	34,942	15,216,037

	2017
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities loaned	712,666	—	—	—	—	712,666
Derivative financial instruments	40,318	81,585	80,255	81,863	40,339	324,360
Securities sold under repurchase agreements	514,018	—	—	—	—	514,018
Securities trading and intermediation	3,110,537	—	—	—	—	3,110,537
Borrowings	16,985	17,253	96,102	736,684	—	867,024
Accounts payables	71,579	—	—	—	—	71,579
Other financial liabilities	5,353					5,353
Total	4,471,456	98,838	176,357	818,547	40,339	5,605,537

(e) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly three types of risk: foreign exchange variation, interest rates and share prices.

The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing return.

Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by the Group and to meet the business strategy and limits defined by the Risk Committee.

The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

exposure risk factors in the regulations issued by Brazil Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group.

In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011—Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3,331/08, submitting it daily to this institution.

With the formalized rules, the Risk Department has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all atypical events to the Committee.

In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the Treasury operations so that the own portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the Treasury Manager shall take the necessary measures to reframe as quickly as possible.

(e1) Currency risk

The Group is subject to foreign currency risk as they hold interest in XP Holding International, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2018 was USD 37,671 thousand (USD 30,220 thousand as of December 31, 2017), USD 313 thousand (USD 107 thousand as of December 31, 2017) and GBP 4,223 thousand (GBP 334,565 thousand as of December 31, 2017) respectively.

The risk of the XP Holding International and XP Advisors Inc, is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the USD arising from foreign investment abroad (see Note 9).

The foreign currency exposure risk of XP Holding UK Ltd, has therefore not been hedged.

On December 31, 2017, the Company had a borrowing denominated in USD, which was settled in the amount of R$ 778,481 on August 31, 2018.

(e2) Interest rate risk

It arises from the possibility that the Group incur in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.

Below are presented the risk rates that The Group are exposed:

•	Selic/DI

•	IGPM

•	IPCA

•	PRE

•	TJLP

•	Foreign exchange coupon

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(e3) Price risk

Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit or loss. The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.

(e4) Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

Trading portfolio	Exposures	2018 Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(559)	(11,441)	(22,881)
Exchange coupons	Foreign currencies coupon rate	(9)	(5,764)	(11,529)
Foreign currencies	Exchange rates	(386)	(978)	(5,027)
Price indexes	Inflation coupon rates	(16)	(798)	(1,597)
Shares	Shares prices	877	(6,584)	4,873

		(93)	(25,565)	(36,161)

Trading portfolio	Exposures	2017 Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(48)	(979)	(345)
Exchange coupons	Foreign currencies coupon rate	37	26	(734)
Foreign currencies	Exchange rates	3	2,583	2,343
Price indexes	Inflation coupon rates	(1)	(128)	(256)
Shares	Shares prices	223	11,344	(14,694)

		214	12,846	(13,686)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the pre-fixed interest yield, exchange coupons, inflation and interest rates, both rise and fall, being considered the largest losses resulting by risk factor.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

(f) Operating risk

Operating risk is the risk of direct or indirect losses deriving from a variety of causes associated with the Group’s processes, personnel, technology and infrastructure and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior, Operating risks arise from all operations of the Group.

The objective of the Group is to manage operating risk to avoid financial losses and damage to the companies reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit.

The responsibility is supported by the development of general standards of the Group for management of operating risks in the following areas:

(i)	Requirements of segregation of functions, including independent authorization for transactions;

(ii)	Requirements of reconciliation and monitoring of transactions;

(iii)	Compliance with legal and regulatory requirements;

(iv)	Documentation of controls and procedures;

(v)	Requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks;

(vi)	Development of contingency plans;

(vii)	Professional training and development; and

(viii)	Ethical and business standards.

The financial institutions of the Group, in compliance with the provisions of article 4, paragraph 2 of Resolution No. 3,380/06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the regulatory body.

33. Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

The net debt and corresponding gearing ratios at December 31, 2018 and 2017 were as follows:

	2018	2017
Borrowings	469,609	867,024
Debentures	406,538	—

Total debt	876,147	867,024
Cash	(68,407)	(153,218)
Securities purchased under agreements to resell	(488,809)	(420,958)
Certificate deposits (Securities)	(69,647)	(261,317)

Net debt	249,284	31,531

Total equity	2,084,777	1,143,799

Total capital	2,334,061	1,175,330

Gearing ratio %	10.68%	2.68%

(i) Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, under the regulation of BBACEN, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1% above the minimum capital requirement.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders’ Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”). CMR is equivalent to the highest value between base capital and venture capital.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii) Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing” and “Debentures” (Notes 16 and 17), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

At December 31, 2018, the amount of contracts under financial covenants is R$ 876,147 (December 31, 2017—R$ 867,024). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Investimentos S.A. and its subsidiaries Notes to consolidated financial statements December 31, 2018, 2017 and 2016 (In thousands of Brazilian Reais, unless otherwise stated)

34. Cash flow information

(i) Debt reconciliation

	Borrowings	Debentures	Total
Total debt as of January 1, 2017	—	—	—

Acquisitions / Issuance	826,000	—	826,000
Payments	—	—	—
Net foreign exchange differences	35,116	—	35,116
Interest accrued	5,908	—	5,908
Interest paid	—	—	—

Total debt as of January 1, 2018	867,024	—	867,024
Acquisitions / Issuance	325,370	400,000	725,370
Payments	(689,634)	—	(689,634)
Net foreign exchange differences	(35,091)	—	(35,091)
Interest accrued	56,125	6,538	62,663
Interest paid	(54,185)	—	(54,185)

Total debt as of December 31, 2018	469,609	406,538	876,147

35. Subsequent events

(i) Banking activities

On December 19, 2018, the BACEN approved the constitution of Banco XP S.A. At the Extraordinary Shareholders’ Meeting held on January 30, 2019, Banco XP was constituted as a financial entity that will be controlled by XP CCTVM. On October 10, 2019 BACEN provided Banco XP its license to be operational.

(ii) Second issuance of Debentures

On May 15, 2019, the Company issued its second Debentures, non-convertible into shares, in the amount of R$ 400,000, with unit value at issuance of R$ 1,000.00 over the nominal, an annual rate of 107.5% CDI and maturity date as of May 15, 2022. The first payment will be made at November 15, 2019 and every six months until maturity. These second Debentures are subject to covenants, which comply with certain performance conditions.

Class A common shares

XP Inc.

PROSPECTUS

Global Coordinators

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley	XP Investments	Itaú BBA

Joint Bookrunners

BofA Securities	Citigroup	Credit Suisse	UBS Investment Bank

                    , 2019

Through and including                     , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The registrant’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have not issued any securities exempt from registration under the Securities Act.

Item 8.	Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Memorandum and Articles of Association of XP Inc.*

5.1	Opinion of Maples and Calder, Cayman Islands counsel of XP, as to the validity of the Class A common shares.*

10.1	Form of indemnification agreement*

Exhibit No.	Exhibit

10.2	Form of Shareholders Agreement among XP Controle Participações S.A., ITB Holding Brasil Participações Ltda., General Atlantic (XP) Bermuda, L.P and XP Inc., among others.*

10.3	Form of Registration Rights Agreement among XP Inc., XP Controle Participações S.A., ITB Holding Brasil Participações Ltda. and General Atlantic (XP) Bermuda, L.P.*

14.1	English translation of the Code of Ethics of XP Inc.*

16	Letter of KPMG Auditores Independentes.**

21.1	List of subsidiaries.*

23.1	Consent of Maples and Calder, Cayman Islands counsel of XP (included in Exhibit 5.1).*

23.2	Consent of PricewaterhouseCoopers Auditores Independentes.

23.3	Consent of Oliver Wyman Consultoria em Estratégia de Negócios Ltda.**

24.1	Powers of attorney (included on signature page to the registration statement).**

*	To be filed by amendment.
**	Previously filed.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this 20th day of November, 2019.

XP Inc.

By:	/s/ Guilherme Dias Fernandes Benchimol
	Name:	Guilherme Dias Fernandes Benchimol
	Title:	Chief Executive Officer

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

* Guilherme Dias Fernandes Benchimol	Chief Executive Officer (principal executive officer)	November 20, 2019

/s/ Bruno Constantino Alexandre dos Santos Bruno Constantino Alexandre dos Santos	Chief Financial Officer (principal financial officer and principal accounting officer)	November 20, 2019

* Bernardo Amaral Botelho	Director	November 20, 2019

* Carlos Alberto Ferreira Filho	Director	November 20, 2019

* Gabriel Klas da Rocha Leal	Director	November 20, 2019

* Fabrício Cunha de Almeida	Director	November 20, 2019

* Guilherme Sant’Anna Monteiro da Silva	Director	November 20, 2019

* Julio Capua Ramos da Silva	Director	November 20, 2019

* Martin Emiliano Escobari Lifchitz	Director	November 20, 2019

* Jared Wilson	XP Investments US, LLC Authorized representative in the United States	November 20, 2019

By:	/s/ Bruno Constantino Alexandre dos Santos
Bruno Constantino Alexandre dos Santos
Attorney-in-Fact

II-4